Arlo Technologies Proxy Statement and Annual Report

2026

arlo

Protect Your Everything

Arlo Secure

A command center for all your security.





Arlo Technologies, Inc.

5770 Fleet Street
Carlsbad, California 92008

April 24, 2026

Dear Stockholders:

We are pleased to invite you to participate in our 2026 Annual Meeting of Stockholders (the ''Annual Meeting'') to be held virtually on Thursday, June 18, 2026 at 9:30 a.m., Pacific Time. You can participate in and vote at our Annual Meeting by visiting http://www.virtualshareholdermeeting.com/ARLO2026 and entering the 16-digit control number included in your Notice of Internet Availability of Proxy Materials (the ''Notice''), voting instruction form, or proxy card.

Further details regarding participation in the Annual Meeting and the business to be conducted are described in the Notice you received in the mail and in this proxy statement. We have also made available a copy of our 2025 Annual Report to Stockholders (the ''Annual Report'') with this proxy statement. We encourage you to read our Annual Report. It includes our audited consolidated financial statements and provides information about our business.

We have elected to provide access to our proxy materials over the Internet under the U.S. Securities and Exchange Commission's ''notice and access'' rules. We are constantly focused on improving the ways people connect with information, and believe that providing our proxy materials over the Internet increases the ability of our stockholders to connect with the information they need, while reducing the environmental impact of our Annual Meeting. If you want more information, please see the Questions and Answers section of this proxy statement.

Your vote is important. Whether or not you plan to participate in the Annual Meeting, we hope you will vote as soon as possible. You may vote over the Internet, as well as by telephone, or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction form. Please review the instructions on each of your voting options described in this proxy statement, as well as in the Notice you received in the mail.

Thank you for your ongoing support of, and continued interest in, Arlo.

Sincerely,

/s/ Matthew McRae

Matthew McRae
Chief Executive Officer and Director

Carlsbad, California
April 24, 2026

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date	June 18, 2026
Time	9:30 AM Pacific Time
Virtual Meeting	http://www.virtualshareholdermeeting.com/ARLO2026
Record Date	April 20, 2026. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.
Proxy Voting	Make your vote count.

The 2026 Annual Meeting of Stockholders (the ''Annual Meeting'') will be a virtual meeting of stockholders, which will be conducted only via a live audio webcast. You will be able to attend the Annual Meeting, submit your questions and vote online during the Annual Meeting by visiting the website address above. You will need to have the 16-digit control number included on your Notice of Internet Availability of Proxy Materials (the ''Notice'') or in the instructions that you received via email. Voting your shares now via the Internet, by telephone, or, if you requested to receive printed proxy materials, by signing, dating, and returning the proxy card or voting instruction form will save the expense of additional solicitation. Submitting your proxy now will not prevent you from voting your shares during the Annual Meeting, as your proxy is revocable at your option. Please refer to the additional logistical details and recommendations in the accompanying proxy statement. We are requesting your vote to:

Items of Business

- To elect the three nominees for Class II directors named herein to hold office until the 2029 annual meeting of stockholders.

- To ratify the appointment by the Audit Committee of the Board of Directors of Deloitte & Touche LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2026.

- To approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed herein.

- To conduct any other business properly brought before the meeting.

By Order of the Board of Directors,

/s/ Ralph E. Faison

Ralph E. Faison
Chairman of the Board of Directors

Carlsbad, California
April 24, 2026

You are cordially invited to attend the meeting online. Whether or not you expect to attend the meeting online, please complete, date, sign and return the proxy mailed to you, or vote over the telephone or the Internet as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. Even if you have voted by proxy, you may still vote if you attend the meeting online. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

PROXY STATEMENTS
TABLE OF CONTENTS

PROXY SUMMARY

Proxy Summary 1

Business Highlights 2

Governance Highlights 3

Stockholder Engagement 4

BUSINESS OVERVIEW

We Protect Your Everything 5

Our Solutions 6

Our Growth Strategy 7

Our People Strategy 7

Our Commitment to Corporate Sustainability and Environmental, Social, and Governance 10

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Board Composition 12

Executive Officers 13

Corporate Governance Guidelines 14

Board Independence 14

Board Evaluation and Education 14

Board Role in Risk Oversight 14

Board Meetings 15

Insider Trading Compliance Program 15

Delinquent Section 16(a) Reports 15

Certain Relationships and Related Transactions 15

Code of Business Conduct and Ethics 16

Communications with the Board 16

Board and Committee Structure 16

Audit Committee 17

Compensation and Human Capital Committee 17

Nominating and Corporate Governance Committee 19

Cybersecurity and Privacy Committee 20

Strategic and Capital Allocation Committee 21

Director Nominees and Continuing Directors 21

DIRECTOR AND EXECUTIVE COMPENSATION

Director Compensation 26

Executive Compensation 28

Compensation Discussion and Analysis 28

2025 Performance Highlights 28

2025 Executive Compensation Highlights 29

Compensation Philosophy and Pay Practices 30

Elements of Compensation 34

Description of Individual Elements of Compensation 35

Other Compensation Policies and Practices 37

Compensation and Human Capital Committee Report. 40

Executive Compensation Tables 41

Summary Compensation Table 41

Grants of Plan-Based Awards. 42

Outstanding Equity Awards 43

Option Exercises and Stock Vested 43

Option Repricings and Equity Award Modifications. 44

Equity Compensation Plan Information. 44

Compensation Plans 45

Potential Payments Upon Termination or Change in Control 48

CEO Pay Ratio. 50

Pay Versus Performance. 51

Security Ownership of Certain Beneficial Owners and Management. 54

PROPOSALS TO BE VOTED

Proposal 1. Election of Directors 56

Proposal 2. Ratification of Appointment of Independent Registered Public Accounting Firm 59

Audit Committee Report 61

Proposal 3. Advisory Vote on the Compensation of the Named Executive Officers. 62

Other Matters 63

QUESTIONS AND ANSWERS

Questions and Answers about the Proxy Materials and the Annual Meeting 64

Annex A

Reconciliation of Non-GAAP Items 70

PROXY SUMMARY

Meeting Information

The 2026 Annual Meeting of Stockholders (the "Annual Meeting") will cover the proposals listed under Voting Matters and Vote Recommendations below, and any other business that may properly come before the meeting. Stockholders as of the record date are entitled to vote. Each share of common stock of Arlo Technologies, Inc. (the "Company," "Arlo," "we," "our," or "us") is entitled to one vote for each director nominee and one vote for each proposal.

Record Date	Meeting Date	Meeting Time	Virtual Meeting Only
April 20, 2026	June 18, 2026	9:30 AM Pacific Time	*http://www.virtualshareholdermeeting.com/ARLO2026* using your 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card

Voting Method

You may vote in advance of the Annual Meeting using one of these voting methods:

 **Via the Internet** www.proxyvote.com

 **Call Toll Free** 1-800-690-6903

 **Mail Signed Proxy Card** Sign, date, and return the proxy card or voting instruction form if requested or provided.

Voting Matters and Vote Recommendations

	Proposal	Rationdale	Board Recommendation	Page
1.	Election of Directors	To elect the three director nominees named in the proxy statement, each to serve for a three-year term and until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation, removal, retirement or disqualification.	FOR	56
2.	Ratification of Appointment of Independent Registered Public Accounting Firm	To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.	FOR	59
3.	Advisory Vote on Executive Compensation	To approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the proxy statement.	FOR	62



Business Highlights

2025 was another exceptional year as we accelerated the growth of our subscriptions and services business which drove outstanding results across all of our key metrics. Strong market demand, increased subscriptions, higher average revenue per user, and record gross margins are fueling Arlo's outstanding results as we continue to progress towards achieving our long-range targets. Our key GAAP and non-GAAP financial metrics are as follows:

Annual Recurring Revenue	Subscriptions and Services Revenue	Cumulative Paid Accounts
$330 million	$316 million	5.7 million
+ 28% from 2024	+ 30% from 2024	+ 24% from 2024
	representing 60% of total revenue	
Net Cash Provided by Operating Activities	**EPS**	**Net Income**
$79 million	$0.14	$15 million
Free Cash Flow*	**Non-GAAP Diluted EPS***	**Adjusted EBITDA***
$67 million	$0.70	$75 million
+ 38% from 2024	+ 75% from 2024	+ 85% from 2024

*   Refer to Annex A of this proxy statement for reconciliations of non-GAAP financial measures.

The management team's successful execution of its transformation strategy resulted in Arlo developing a reputation for operational excellence and financial discipline. Consistently meeting and exceeding our operational targets generated a significant boost to Arlo's financial outlook and resulted in total shareholder return ("TSR") of nearly 300% since 2022, which significantly outperformed both the S&P 600 IT and Russell 2000 benchmark indices. The following graph shows a comparison from the last trading day of 2022 through December 31, 2025 of cumulative total return for Arlo's stock price and the S&P 600 IT Index and Russell 2000 Index with the assumption that $100 was invested in Arlo common stock at the closing price of $3.51 on the last trading day of 2022.



Arlo Stock Performance vs S&P 600 IT and Russell 2000 Index



Governance Highlights

We are committed to following good corporate governance practices. These practices provide an important framework within which our Board and management can pursue our strategic objectives for the benefit of all our stakeholders.

1	**Independent Board and Leadership**	The Board of Directors ("Board") has an independent Chair. All directors other than our Chief Executive Officer are independent and all committees are composed entirely of independent directors.
2	**Oversight**	Risk: Our Board and Audit Committee receive regular updates from management on our enterprise risk management, including financial risk exposures and legal and regulatory compliance. Cybersecurity: Our dedicated Cybersecurity and Privacy Committee oversees risks related to our information technology systems and processes, including privacy, network security and data security. Sustainability: Our Nominating and Corporate Governance Committee oversees key environmental and social practices and initiatives expected to have a significant impact on our performance, business activities or reputation.
3	**Board Refreshment and Composition**	Our average board tenure is only six years and our diverse Board reflects a strong mix of backgrounds, skills and industry expertise.
4	**Engaged Directors**	All directors attended at least 75% of Board and applicable committee meetings in 2025 and the Chair of the Compensation and Human Capital Committee has participated in stockholder engagement meetings with our largest stockholders.
5	**Robust Stockholder Engagement**	Since the 2025 Annual Meeting, members of our management team and, when appropriate, our Board have held engagement meetings with roughly two-thirds of our top 30 stockholders, representing ownership of approximately 70% of shares outstanding.
6	**Accountability to Stockholders**	We hold an annual say-on-pay vote. Additionally, we maintain a Majority Voting in Uncontested Elections for Directors. If a Director receives less than 50% support, they must submit an offer of resignation for consideration by the Nominating and Corporate Governance Committee per our resignation policy.
7	**Robust Stock Ownership Guidelines**	We have adopted robust stock ownership guidelines, requiring holdings equivalent to 6x base pay for our Chief Executive Officer, 3x base pay for other executive officers and 5x annual board service retainer for non-employee directors. Covered individuals must generally be in compliance with such guidelines by the end of calendar year 2027 or, if later, by the end of the fifth calendar year after which they become subject to such guidelines.
8	**Proxy Access Bylaws**	A stockholder (or a group of no more than 40 stockholders) who has owned at least 3% of the voting power of our then-outstanding shares of voting stock for at least three years and has complied with the other requirements in our amended and restated bylaws may nominate and include in our proxy materials director nominees constituting up to the greater of (a) up to two director candidates or (b) up to 20% of the number of directors in office on the last day that a submission may be delivered. Notice of a proxy access nomination for consideration at our 2027 annual meeting must be received following the above instructions not later than the close of business on December 25, 2026, and not earlier than November 25, 2026. If we hold the 2027 annual meeting more than 30 days prior to, or delayed by more than 30 days after, the first anniversary of the Annual Meeting, for written notice by the stockholder to be timely, such notice must be delivered following the above instructions not earlier than the close of business on the 150th day prior to the 2027 annual meeting and not later than the close of business on the 120th day prior to the 2027 annual meeting or the tenth day following the day on which public announcement of the date of the 2027 annual meeting is first made by us, whichever is later.



Stockholder Engagement

We recognize the importance of continuous and transparent communication with our stockholders. Each year, we actively engage with a significant portion of our stockholder base to discuss a variety of topics, including business strategy, financial and operational performance, executive compensation, and corporate governance. These efforts are led by our Investor Relations team and supported by members of our management team and, when appropriate, the Chair of our Compensation and Human Capital Committee. In 2025, we conducted outreach with investors representing approximately 70% of shares outstanding at the end of the fiscal year, including roughly two-thirds of our top 30 stockholders. Our iterative process for engaging with stockholders on governance topics and annual meeting proposals is summarized below:



Engage with stockholders to answer questions and obtain feedback on governance and annual meeting matters
Before
Annual Meeting
Stockholders vote on election of directors, say on pay and other management and stockholder proposals
Review annual meeting results and stockholder feedback with the Board and recommend responsive actions
After

Through these discussions, we received valuable input from our stockholders that informs our evaluation of key initiatives, including business strategy, corporate governance and community impact. This feedback is shared with the Board of Directors, thoughtfully considered, and, when appropriate, used to guide actions that address stockholder feedback and support meaningful improvements.

Topics	What we heard from our stockholders in 2025	How we responded
Board Composition and Governance	We continued to receive positive feedback from stockholders on our Board's composition, structure, refreshment of processes and priorities, and overall corporate governance practices. A small number of stockholders noted that long board tenure may affect perceived independence or indicated they have stricter limitations on director commitments, especially for board chairs. Some stockholders noted expectations for higher levels of female representation on boards.	We continue to evaluate Board composition. Our approach seeks to balance the value of fresh perspectives with the benefits that longer-tenured directors provide in the form of strong institutional knowledge of the Company and its industry. We also continue to monitor regulations, stockholder guidelines and peer practices for consideration of whether our current composition and service limitations are appropriate. Our Board has a diverse composition with 43% of seats held by women.
Environmental, Social and Human Capital Oversight	Stockholders provided favorable feedback on our comprehensive disclosures regarding our responsible business practices and progress towards related goals. Many stockholders were pleased with our customer- and supplier-focused goals and engagement, our employee engagement, development and retention practices, and the progress we made with water management, product sustainability, and Scope 1 and 2 emissions.	The positive stockholder feedback on our environmental, social and governance ("ESG") disclosures and initiatives reinforced our Board's view that its oversight in this area is functioning effectively. While our Board maintains overall responsibility for enterprise risk management, our Nominating and Corporate Governance Committee oversees key environmental and social practices and initiatives that may significantly affect our performance, business activities, or reputation.
Executive Compensation	*See "Compensation Discussion and Analysis - Compensation Philosophy and Pay Practices - Say on Pay Voting Results and Stockholder Outreach" beginning on page 33.*	



BUSINESS OVERVIEW

Arlo is transforming the ways in which people can protect everything that matters to them with advanced home, business, and personal security services that combine a globally scaled cloud platform, advanced monitoring and analytics capabilities, and award-winning app-controlled devices to create a personalized security ecosystem. Arlo's deep expertise in cloud services, cutting-edge artificial intelligence ("AI") and computer vision analytics, wireless connectivity and intuitive user experience design delivers seamless, smart home security for Arlo users that is easy to setup and engage with every day. Our highly secure, cloud-based platform provides users with visibility, insight and a powerful means to help protect and connect in real-time with the people and things that matter most, from any location with a Wi-Fi or a cellular connection – all rooted in a commitment to safeguard privacy for our users and their personal data.



Driven to protect you.

We solely focus every day on providing security to protect you, your family, your home, your business, and even your pets.

A superior experience.

Stay connected with up to 4K video, clear audio, and smarter notifications to know exactly what's happening at home.

Privacy is our top priority.

We are as passionate about your privacy as we are about security and your information is kept secure and in your control.

No need for contracts.

Commit with confidence, knowing that you can cancel on your own terms with no contracts and hassle-free returns.

Monitored by professionals.

24/7 Live Security Experts rapidly dispatch first responders to your home, so you don't have to.

Easy to set up.

Our products are designed for easy installation and connect to Wi-Fi so you are up and running in minutes.



Our Solutions

Our AI-driven and highly secure cloud-based platform manages approximately 300 million videos recorded per day, across 43 million devices worldwide in order to provide our users real-time visibility, personalized insights and direct access to emergency services for total peace of mind at home, at work or on-the-go.

Our total addressable market consists of individuals and business owners who use smart security service offerings to protect their loved ones and property. Outside of the home, we have seen adoption of our cellular-enabled products in a variety of use cases, such as neighborhood watch, construction site monitoring, wildlife and outdoor trail surveillance and event monitoring. We believe the small business, government and direct home monitoring channels provide growth areas for us in addition to our retail and e-commerce presence. Our Software as a Service ("SaaS") solution includes Arlo Secure, a subscription service with coverage for unlimited cameras and an enhanced Emergency Response solution, Arlo Total Security, a comprehensive subscription service with professional monitoring and security hardware, Arlo Safe, a personal safety service with panic button accessory, as well as Arlo SmartCloud, a solution that delivers highly efficient and secure cloud services at scale. We believe we are well-positioned to extend our current reach to the broader IoT market both within and beyond the home as we continue to launch new products and services within our smart security platform.



Arlo Secure is our subscription service that provides advanced AI-based detection, DIY home security as well as professional monitoring, and an enhanced Emergency Response capability. These premium services boast support for unlimited household security devices, along with advanced AI object detection, and smarter, more interactive notifications. Additionally, the 24/7, one-touch Emergency Response is available with the Secure Premium plan, enabling Arlo users to directly dispatch first responders during an emergency for quicker action. Subscriptions of Arlo Secure are available with various Arlo cameras, home security, and doorbell products.



Arlo Total Security is a comprehensive subscription service that offers 24/7 professional monitoring and security hardware with affordable monthly pricing and no upfront costs. At the heart of this innovative subscription service is Arlo's Home Security System, which uses a first-of-its-kind, all-in-one multi-sensor capable of eight different sensing functions. With its all-in-one design, the Arlo multi-sensor can be placed anywhere—from walls to windows and doors, to underneath sinks and water heaters—to detect motion, door/window openings and tilt, water leaks, freezing temperatures, lighting changes and T3/T4 smoke/CO alarm audio sirens. Managed through the Arlo Secure App, the award-winning security system pairs with Arlo's advanced video security cameras, such as the Arlo Pro 6, to enable video verification by 24/7 Professional Monitoring security experts of an emergency situation – a growing requirement across municipalities to reduce false alarms and unnecessary utilization of emergency services.



Arlo Safe is a personal safety service with a panic button accessory featuring one-tap, 24/7 Emergency Response, family safety, and more. Ideal for everyone from city dwellers walking home at night, to college students out with friends, teenagers walking to/from school, daily commuters, or even elderly family members, Arlo Safe is an all-encompassing 24/7 personal safety solution for ultimate peace of mind while on the go. Features including 24/7 live agent emergency support, location sharing, family check-ins, and safety alerts provide on-the-go protection to keep the user safe in a time of need. Working in tandem with the Arlo Safe app, the Arlo Safe button can be used to alert safety experts and rapidly send emergency responders to the user's location anytime, day or night.



Our Growth Strategy

Over the past several years, we have significantly accelerated our subscription-based business through expanded data and application-driven solutions offerings. This transition has been guided by our desire to enhance the customer experience and maximize the value proposition that we provide our customers. By transforming our business model and SaaS solutions portfolio to focus on data-driven insights and the application experience, we offer customers the value and convenience of a consolidated full stack solution, while providing stockholders with the confidence that the majority of our business is generated from a stable, recurring and predictable revenue model. We believe the industry is just beginning the mass-market adoption phase which provides a large runway for growth by efficiently executing on the delivery of smart-security solutions to homes and businesses both through our retail channel partners as well as our strategic partnerships.

Our People Strategy

Arlo has achieved exceptional growth as a subscription software business in smart security. Our ability to deliver industry-leading results with a lean, focused team demonstrates the critical importance of our talent strategy to our competitive advantage and long-term value creation.

We have built a talent-rich organization with a singular focus on security. Our people strategy is designed to attract and retain exceptional talent who can execute our vision at scale as evidenced by our 2025 achievements. We believe that in a customer-centric organization such as Arlo, the employee experience and the customer experience are directly correlated.

At Arlo, we know that great teams make great products, so we nurture our talent through carefully crafted processes that drive culture and purpose. We have designed a value proposition for our employees that cultivates a growth mindset and continuous improvement culture, empowers bias to action, and strengthens ownership and accountability. We believe that our culture delivers benefits to our overall business performance and long-term value creation.

- We are building a high-performing organization grounded in ''commit and execute'' principles that align with our vision, mission and values. We support our people in delivering meaningful results through a culture built on these principles.

- We help our people grow by connecting their work to our broader vision and mission, creating a sense of shared purpose.

- We create an inclusive, flexible workplace where everyone feels empowered to take ownership of their work and make meaningful contributions.

- We support continuous learning and development, ensuring our people have access to opportunities that help them reach their potential.

- We recognize both team achievements and individual contributions, reinforcing a culture where everyone is accountable to one another.

- We are responsive and action-oriented in serving our customers, taking ownership of their outcomes and moving quickly to address their needs.

- We nurture this culture through strong leadership, a bias toward action, and everyday behaviors that reflect ownership and accountability.

We believe that talent is a driver of competitive advantage for Arlo. Our talent strategy is our method of linking leadership, talent, and performance to sustain our growth and success. Our leaders demonstrate full ownership of our talent strategy, which provides every employee with a thriving inclusive experience and career, built on continuous improvement. Our talent philosophy is further underpinned by five key principles.

Talent Philosophy (Commit and Execute Culture)				
1. Performance:	**2. Behaviors:**	**3. Differentiation:**	**4. Accountability:**	**5. Transparency:**
High, sustained performance with growth mindset and bias to action	Ownership, accountability and continuous improvement	Higher rewards for top, growth-minded performance	Leaders own development of talent and depth of teams to build capacity to win	Clear communication on process and decisions to foster accountability



We believe our results demonstrate that by having the right people in the right roles at the right time, we execute with superior performance and deliver stockholder value.

As we continue to develop the Arlo workforce for the future, we translate these principles into action through our performance management, talent development, and reward and compensation strategies. We cultivate a growth mindset across the organization while maintaining bias to action to drive our business outcomes and ensure top talent for our critical roles. We are pioneering leadership development and training at every level at Arlo, ensuring the next generation of our leaders is empowered, accountable, and ready to drive our continued growth.

We take accountability for attracting and retaining exceptionally talented and ethical employees from all backgrounds . We are proud of the culture we have built—one that empowers individuals to act decisively and take responsibility for results that benefit our customers and stakeholders.

We believe that our employee value proposition and talent philosophy are key contributors to our industry-leading employee retention rates. Our culture—grounded in performance, ownership, and continuous improvement—creates an environment where exceptional people choose to build long-term careers. The strength of our retention reflects the direct connection between our people strategy and the value we deliver. We are proud that our retention rates consistently outperform industry benchmarks, validating that our talent philosophy translates into a workplace where top performers thrive, perform and remain engaged over time.

As we continue to shape our employee experience, our talented employees, located throughout the United States, Canada, Australia, Taiwan, India, and Ireland, take ownership and execute together to deliver our world-class end-to-end smart security solutions. We demonstrate accountability for maintaining a strong working relationship with our employees, as evidenced by our regular employee engagement surveys, and we have not experienced any material labor disputes. The employee engagement surveys at Arlo consistently achieve industry-leading participation rates, reflecting the high levels of trust and engagement across our workforce and reinforcing our commitment to ensuring every employee's voice is heard by leadership and that meaningful improvements are made as a result.

It matters to us that each employee's voice is heard. We believe that when our workplace encourages every employee to take ownership and engage with us in an inclusive environment, we can deliver the best outcomes for our customers. Arlo is proud to be an equal opportunity workplace. We always strive to evaluate all employees and job applicants based on merit, qualifications, and talent, and to draw from a broad candidate pool as we recruit new talent across all levels. We aim to bring together people from all backgrounds and beliefs and strive for a truly healthy, fair, and inclusive working environment.

We host a number of events and days of observance with guest and internal speakers at Arlo. These events provide a platform for dialogue and an opportunity for every employee to learn, discuss, and appreciate differences between colleagues and truly reflect the customers we serve. We foster a highly engaged and energized workplace where everyone is treated with dignity and respect. We believe that employees thrive in a healthy work environment with a strong sense of belonging—one where we build trust, demonstrate accountability, maintain bias to action, and commit to continuous improvement to deliver the best innovations and solutions for our customers.

Compensation and Benefits

We seek to provide our employees with compensation that is market-competitive, internally equitable, and performance-based. We recognize that our people are most likely to thrive when they have the resources to meet their needs and the time and support to succeed in their professional and personal lives. To complement this, we offer a wide variety of health and wellness benefits for our employees and invest in tools, classes, programs, and resources that are designed to support continuous improvement in our employees' individual development.

Health and Safety

We take ownership of protecting the health and safety of our employees. We identify potential workplace risks and develop measures to mitigate possible hazards. We support employees with general safety, security and crisis management training, and by putting specific programs in place for those working in potentially high-hazard environments. Through continuous improvement of our safety protocols, we hold ourselves accountable for maintaining a secure workplace.



Employee Engagement

We believe that open and honest dialogue among team members, managers and leaders helps to create a work environment where employees from every function can take ownership, drive continuous improvement, and succeed. All employees are encouraged to approach their managers with questions, feedback or concerns, and our executives are always available to engage with and encourage our teams. We host regular feedback sessions with our CEO and executive team for our employees to discuss business strategy and employee-related matters, demonstrating our commitment to accountability and bias to action. We also conduct employee surveys that gauge employee sentiment in areas like career development, manager performance, benefits, pay, wellness and a number of key employee value proposition pillars that we believe make Arlo a trusted employer of choice.



Our Commitment to Corporate Sustainability and Environmental, Social, and Governance

We believe responsible and sustainable business practices support our long-term success. As a company, we are deeply committed to protecting and supporting our people, our environment, and our communities. We continually seek to improve and enhance our governance programs. This year, we are pleased to share with our stockholders an update on our ESG efforts. While these practices help keep our communities and our environment vibrant and healthy, they also lead us to more efficient, resilient, and profitable business operations and help us to assist our customers in meeting their ESG targets. We believe that being an industry leader is not just about having talented employees or innovative products, but it is also about doing business the right way, every day. That is why our commitment to sound Corporate Social Responsibility ("CSR"), is deeply rooted in all aspects of our business.



Sustainable Products

We take responsibility for how our products impact the environment and communities. We believe transparency enhances accountability, helping us improve the long-term sustainability of our products and business.

Responsible Supply Chain

The need for greater transparency and reliability is driving behavioral change in corporate supply chains, especially as a result of the COVID-19 pandemic. We embrace and facilitate this change with our forward-thinking, responsible supply chain program, based on a commitment to collaborate with suppliers and key stakeholders to ensure that our value chain is reliable, socially responsible, and sustainable.



Advancing a Better Environment

As we look to the future, we recognize that environmental stewardship is critical to the long-term success of our company, our customers and other stakeholders. We are fully committed to responsible use of the earth's natural resources and we strive to minimize any impact on climate change as we work together to create a better future.

Enhancing Vibrant Communities

We believe that corporate sustainability should go beyond environmental and labor considerations to provide a positive social impact on the local communities in which we operate across the globe.



Ethical Business Practices

Integrity is a core value of our company culture—one that we work hard to maintain in order to earn the trust of our customers and business partners, to inspire our employees, and to deliver value for our stockholders and improve our communities.

The Chair of our Nominating and Corporate Governance Committee provides general oversight of significant ESG practices and initiatives, our Compensation and Human Capital Committee provides oversight of human capital matters and our Cybersecurity and Privacy Committee provides oversight of data privacy matters.



Our ESG practices include:

Our Solutions



- Leveraging our SaaS solution which includes Arlo Secure, Arlo Total Security, and Arlo Safe that can dramatically improve people, household, and community safety.

Our Partners



- Our primary contract manufacturers are ISO 14000 certified, SA8000 certified, and members of Responsible Business Alliance ("RBA") and Supplier Ethical Data Exchange ("SEDEX").

- We have actively transitioned our supply chain to Tier 1 manufacturers that are geographically closer to our markets. We focus on driving alignment of our product roadmaps with our manufacturers and determining what we can do collectively to reduce costs across the supply chain.

- We comply with Dodd-Frank Conflict Minerals and work to eliminate suspicious smelters from our supply chain. We also comply with UK's Modern Slavery Act and California's Transparency in Supply Chains Act.

Our Communities



- Across all of our global offices, we promote charitable giving and volunteering, through regular volunteering by employees at local food banks as well as donations to clothing and food drives across all our offices.

- Our broad compatibility allows the platform to seamlessly integrate with third-party Internet-of-things ("IoT") products and protocols, such as Amazon Alexa, Apple HomeKit, Apple TV, Google Assistant, and Samsung SmartThings.

Our Planet



- Low Power Batteries—by taking advantage of newer technologies and engineering approaches, our IoT solutions are moving towards a future where batteries can last much longer, with less waste and fewer service calls to replace batteries.

- Water Conservation—by design, our products require no water during the production process and generate no effluent.

- Landfill Reduction—to reduce the amount of waste going to landfill, we focus on scrap reduction and reuse of materials where possible.

A more detailed analysis on our approach to ESG is available in our recently published ESG report on our website at https://www.arlo.com/en-us/esg-report.html.



Board Composition

Our Board reflects diverse perspectives, skills, experiences, and backgrounds, that represent the interests of our stakeholders. Our Board members have a broad range of experience in industries such as technology, telecommunications, network security, and finance. Five of our Board members currently have, or have had, experience serving on the boards of directors of other public companies.

The following discusses key skills, attributes, and experiences of the Arlo Board.

 **Technology, Innovation, and Services**

Each of our directors have held leadership roles in various technology companies, including those that provide consumer electronics, network security, and cloud-based SaaS companies. This background provides Arlo with critical insight and understanding of the SaaS industry, technology trends, and innovation that improves and advances our products and services.

 **Finance**

A significant number of our directors have professional experience in the financial sector, including as chief financial officers. This experience contributes to our Board's understanding of financial markets and effective oversight of our capital structure, financial reporting, results of operations, and other financial activities.

 **Leadership**

All of our directors have notable leadership experience, including through service in public and private company executive roles, such as chief executive officer and chief financial officer. This collective experience provides our Board with a deep understanding of organizational dynamics, complex operations, risk management, human capital and talent management, and other areas that are critical to overseeing a global company and advancing our strategy.

 **Global Business**

Our directors have operated in complex business environments and diverse markets. This includes experience with global operations, engaging with domestic and international stockholders, and navigating global regulatory regimes and political conditions. This experience enhances our Board's oversight of Arlo's global operations, supply chain, and strategic execution.

 **Corporate Governance and Risk Management**

We have five directors that have held directorships at other public companies, and our other directors hold private company directorships and leadership positions within companies where identifying and managing risk is paramount to their duties. This experience provides our Board with understanding of how corporate governance practices and policies can impact Arlo operations and its risk management.



The following table provides summary information about our Board, including membership and meeting information for fiscal year 2025 for each of the committees of the Board that existed in fiscal year 2025.

Name	Age	Director Since	Independent	Other Public Board	Audit Committee	Compensation and Human Capital Committee	Nominating and Corporate Governance Committee	Cybersecurity and Privacy Committee	Strategic and Capital Allocation Committee
							Committee Memberships		
Ralph E. Faison	67	2018	Yes	X		X	Chair	X	Chair
Matthew McRae	52	2018	No	X					
Prashant (Sean) Aggarwal	60	2018	Yes	X	X	X	X		
Grady K. Summers	49	2018	Yes			X		Chair	
Jocelyn E. Carter-Miller	68	2018	Yes	X	X	Chair			X
Catriona Fallon	55	2021	Yes	X	Chair			X	
Amy Rothstein	51	2019	Yes		X		X	X	X
Total meetings in 2025					7	5	4	4	4

Executive Officers

Each of our executive officers serves at the discretion of the Board. The determination as to which of our employees qualify as executive officers was made by the Board in accordance with the rules of the Securities and Exchange Commission (the "SEC"). Biographical information for our executive officers as of the date of this proxy statement is set forth below. The following table identifies our current executive officers, their age, and their respective offices and positions.

Name	Age	Position(s)
Matthew McRae	52	Chief Executive Officer (principal executive officer)
Kurtis Binder	55	Chief Financial Officer (principal financial officer) and Chief Operating Officer
Brian Busse	57	General Counsel and Corporate Secretary

Matthew McRae. Matthew McRae has served as our Chief Executive Officer since February 2018 and as a member of our Board since August 2018. For additional information regarding Mr. McRae's industry experience and education, see below under "Directors Continuing in Office Until the 2027 Annual Meeting."

Kurtis Binder. Kurtis Binder has served as our Chief Financial Officer since September 2022 and as our Chief Operating Officer since February 2024. From July 2017 to September 2022, Mr. Binder was Executive Vice President and Chief Financial Officer of CalAmp Corp., a provider of telematics devices and software services within the transportation and logistics industry. Prior to his time at CalAmp, Mr. Binder spent more than seven years as the Chief Financial Officer at VIZIO, Inc., a U.S. television and consumer electronics company. Before VIZIO, Mr. Binder was the Chief Accounting Officer for Applied Medical Resources, Inc. and was also an Assurance and Advisory Business Services Partner at Ernst & Young LLP from 1997 to 2009. Mr. Binder has both his BBA and MBA in Accounting/Finance from Loyola University Maryland.

Brian Busse. Brian Busse has served as our General Counsel and Corporate Secretary since July 2018. Previously, Mr. Busse was Vice President Intellectual Property & Litigation at NETGEAR, Inc. ("NETGEAR") where he was responsible for overseeing worldwide litigation, intellectual property, privacy and licensing matters. Before joining NETGEAR in September 2009, Mr. Busse served as Counsel in the Intellectual Property Litigation Department of O'Melveny & Myers LLP in Menlo Park, California beginning in December 2008 where he represented public and private technology companies in a wide range of intellectual property litigation matters, including all aspects of patent litigation, including trial, discovery, motion practice, and claim construction. Mr. Busse began practicing law with the New York firm of Skadden, Arps, Slate, Meagher & Flom LLP, advising clients on various areas of litigation. Mr. Busse holds a J.D. from The University of Texas at Austin School of Law, an M.S. and Ph.D. in Physics from Oregon State University, and a B.S. in Physics from Virginia Tech. Mr. Busse is admitted to practice law in California and New York.



Corporate Governance Guidelines

The Board adopted corporate governance guidelines to assure that it will have the necessary authority and practices in place to review and evaluate the business operations as needed and to make decisions that are independent of the management. The corporate governance guidelines are also intended to align the interests of directors and management with those of the stockholders. The corporate governance guidelines set forth the practices the Board intends to follow with respect to board composition and selection including skills and experience, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. The corporate governance guidelines include a Majority Voting in Uncontested Elections Policy pursuant to which any nominee for director is required to submit an offer of resignation for consideration by the Nominating and Corporate Governance Committee if such nominee for director (in an uncontested election) receives a greater number of "Withhold" votes than votes "For" such election. In such case, the Nominating and Corporate Governance Committee will then consider all of the relevant facts and circumstances and recommend to the Board the action to be taken with respect to such offer of resignation. The Board will then act on the Nominating and Corporate Governance Committee's recommendation. Promptly following the Board's decision, we would disclose that decision and an explanation of such decision in a filing with the SEC or a press release.

The corporate governance guidelines, as well as the charters for each committee of the Board, may be viewed on the "Investor Relations" section of the website at www.arlo.com. The information on the website is not incorporated by reference into this proxy statement or our Annual Report on Form 10-K for the year ended December 31, 2025 ("Annual Report").

Board Independence

As required under the New York Stock Exchange (the "NYSE") listing standards, a majority of the members of a listed board of directors must qualify as "independent," as affirmatively determined by the board of directors. Our Board consults with our legal counsel to ensure that the Board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NYSE, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her or their family members, and the senior management and independent auditors, the Board has affirmatively determined that the following six directors are independent directors under the applicable rules of the NYSE: Messrs. Faison, Aggarwal and Summers and Mses. Carter-Miller, Fallon and Rothstein. In making this determination, the Board found that none of our directors had a material or other disqualifying relationship with the Company. Mr. McRae is not considered independent because he is an executive officer of the Company.

Board Evaluation and Education

The Nominating and Corporate Governance Committee manages an annual evaluation of the performance of the full Board and its Committees and reports on such evaluation to the Board. It is also responsible for establishing the evaluation criteria and implementing the process for such evaluation. The evaluation includes an assessment of each Committee's compliance with the principles set forth in their respective charter, as well as recommendations for improving the Board's and each Committee's effectiveness in serving the best interests of Arlo and its stockholders, specific areas in which the Board and management believe that the performance of the Board and its Committees could be improved, and overall Board composition and makeup.

The Nominating and Corporate Governance Committee also oversees continuing education for directors. We sponsor, or make available, a number of educational programs including, but not limited to, accredited directors' programs, Board education seminars, technical summits and product reviews. Board members meet the continuing education requirements of any applicable regulatory agencies.

Board Role in Risk Oversight

One of the Board's key functions is informed oversight of our risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for us. The Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. The Nominating and Corporate



Governance Committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct, and also reviews and reports to the Board on ESG matters expected to have a significant impact on the Company's performance, business, and reputation. The Compensation and Human Capital Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. The Cybersecurity and Privacy Committee has the responsibility to oversee risks related to our information technology systems and processes, including privacy, network security and data security. The Strategic and Capital Allocation Committee reviews management's strategic priorities and independently assesses market conditions and opportunities.

Typically, the applicable Board committees meet at least annually with the employees responsible for risk management in the committees' respective areas of oversight. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible.

Board Meetings

The Board met four times (including regularly scheduled and special meetings) and acted by unanimous written consent four times during 2025. All directors attended at least 75% of the aggregate number of meetings of the Board and of the committees on which they served in 2025 during the period in which they served on our Board or the respective committees of our Board.

Insider Trading Compliance Program

The Board has adopted an Insider Trading Compliance Program that prohibits the executive officers, all other employees and non-employee directors as well as their family members from engaging in transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to Arlo stock. In addition, this prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding securities or pledging securities as collateral for loans or otherwise. We have appointed Brian Busse, the General Counsel and Corporate Secretary, as the Insider Trading Compliance Officer. In such capacity, Mr. Busse is generally responsible for the administration of our Insider Trading Compliance Program.

The Insider Trading Compliance Program may be viewed on the "Investor Relations" section of the website at www.arlo.com. The information on the website is not incorporated by reference into this proxy statement or our Annual Report.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations from certain reporting persons that no other reports were required, during the fiscal year ended December 31, 2025, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

Certain Relationships and Related Transactions

From time to time, we enter into transactions with entities in which the amounts involved exceeded or will exceed $120,000, and any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Employment Arrangements

We currently have written employment letters with our named executive officers. For information about our employment agreements with our named executive officers, refer to "Executive Compensation Agreements with Our Named Executive Officers."

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain



expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Related Person Transactions

We have a general policy that all material transactions with a related party, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, will be subject to prior review and approval by our Audit Committee and its independent members, who will determine whether such transactions or proposals are fair and reasonable to us and our stockholders. In general, potential related-party transactions will be identified by our management and discussed with our Audit Committee at its meetings. Detailed proposals, including, where applicable, financial and legal analyses, alternatives and management recommendations, will be provided to our Audit Committee with respect to each issue under consideration, and decisions will be made by our Audit Committee with respect to the foregoing related-party transactions after opportunity for discussion and review of materials. When applicable, our Audit Committee will request further information and, from time to time, will request guidance or confirmation from internal or external counsel or auditors.

Code of Business Conduct and Ethics

The Board has adopted a code of business conduct and ethics ("Code of Ethics") which applies to all of our directors, officers and employees, including the principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics is available upon written request to the General Counsel and is located on the "Investor Relations" section of the website at www.arlo.com. If we amend or grant any waiver from a provision of the Code of Ethics that applies to our executive officers, we will publicly disclose such amendment or waiver on its website and as required by applicable law. The information on our website is not incorporated by reference into this proxy statement or our Annual Report.

Communications with the Board

Stockholders or interested parties who wish to communicate with the Board may do so by sending written communications addressed to the Corporate Secretary of Arlo Technologies, Inc., 5770 Fleet Street, Carlsbad, California 92008. These communications will be reviewed by the Corporate Secretary of Arlo who will determine whether the communication is appropriate for presentation to the Board or the relevant director. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations, and hostile communications).

Board and Committee Structure

Arlo regularly reviews the Board's leadership structure and the responsibilities and composition of its standing committees. The structure and composition of Arlo's Board and its committees are intended to leverage the diverse perspectives of the Board members and promote effective oversight.

The current membership and function of each standing committee is described on the following page.

The Board believes its current leadership structure, in which the roles of Chair and CEO are separated, best serves Arlo's overall corporate structure and the Board's ability to carry out its roles and responsibilities on behalf of Arlo's stockholders, including its oversight of management and corporate governance matters. The Board also believes that the current structure allows our CEO to focus on managing Arlo, while leveraging our independent Chair's experience to drive accountability at the Board level.

The Board has an independent Chair, Mr. Faison, who has authority to call and preside over the Board meetings, to set meeting agendas and to determine materials to be distributed to the Board, among other things. Accordingly, the Chair has substantial ability to shape the work of the Board. We believe that separation of the positions of Chair and Chief Executive Officer reinforces the independence of the Board in its oversight of our business and affairs. In addition, we have a separate chair for each committee of the Board. The Chair of each committee is expected to report to the Board from time to time, or whenever so requested by the



Board, on the activities of his or her committee in fulfilling that chair's responsibilities as detailed in its respective committee charter or specify any shortcomings should that be the case. In addition, we believe that having a separate Chair creates an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of the Board to monitor whether management's actions are in the best interests of us and our stockholders. As a result, we believe that having a separate Chair can enhance the effectiveness of the Board as a whole.

Audit Committee

The Audit Committee was established by the Board in accordance with Section 3(a)(58)(A) of the rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to oversee our corporate accounting and financial reporting processes, internal controls, independent auditor relationships, and audits of its financial statements. For this purpose, the Audit Committee performs several functions, including, among other things:

- overseeing management's establishment and maintenance of adequate systems of internal controls over financial reporting;

- overseeing our legal and regulatory compliance programs;

- reviewing and assessing management's policies and processes for monitoring and controlling our financial risk exposures;

- overseeing our financial reporting process, including the filing of financial reports; and

- selecting independent auditors, evaluating their independence and performance and approving audit fees and terms.

The Audit Committee is comprised of four directors: Ms. Fallon, who chairs the committee, Mses. Carter-Miller and Rothstein and Mr. Aggarwal.

The Board has adopted a written Audit Committee charter that is available to stockholders on the "Investor Relations" section of the website at www.arlo.com. The information on our website is not incorporated by reference into this proxy statement or our Annual Report.

The Board reviews the NYSE listing standards definition of independence for Audit Committee members on an annual basis and has determined that all members of the Audit Committee are independent (as independence is currently defined in Section 303A.07(a) of the NYSE Listed Company Manual).

The Board has also determined that Ms. Fallon and Mr. Aggarwal qualify as "audit committee financial experts," as defined in applicable SEC rules. The Board made a qualitative assessment of their level of knowledge and experience based on a number of factors, including their formal education and previous and current experience in financial roles.

Compensation and Human Capital Committee

The philosophy of the Compensation and Human Capital Committee is to ensure that we use exceptional talent practices relevant to our size and industry and provide compensation to our executive officers in such a manner as to attract and retain the best available personnel for positions of substantial responsibility. The committee aims to oversee our management in its mission of creating a talent rich organization to ensure exceptional leadership, to provide incentives for such persons to perform to the best of their abilities and drive a highly ethical performance culture, and to promote the success of our business by delivering more sustainable returns and driving long-term value creation.

The Compensation and Human Capital Committee is comprised of four directors: Ms. Carter-Miller, who chairs the committee, and Messrs. Faison, Aggarwal and Summers. Our Board has determined that each of the members of our Compensation and Human Capital Committee are independent (as independence is currently defined in the NYSE Listed Company Manual Section 303A.02 as applied to Compensation and Human Capital Committee members), and is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. The Board has adopted a written Compensation and Human Capital Committee charter that is available to stockholders on the "Investor Relations" section of the website at www.arlo.com. The information on our website is not incorporated by reference into this proxy statement or our Annual Report.



The Compensation and Human Capital Committee acts on behalf of the Board to review, adopt or recommend to the Board for adoption, and oversee the compensation strategy, policies, plans and programs. For this purpose, the Compensation and Human Capital Committee performs several functions, including, among other things:

- reviewing and approving (or, if it deems appropriate, recommending to the full Board for its approval) our executive compensation programs and arrangements, including for our Chief Executive Officer and other executive officers;

- reviewing and approving (or, if it deems appropriate, recommending to the full Board for its approval) the corporate goals and objectives relevant to the compensation of our executive officers, evaluating performance in light thereof and considering factors related to our performance and the accomplishment of our long-term business and financial goals;

- providing oversight of our overall compensation goals and guidelines for our employees;

- evaluating the competitiveness of the compensation of our executive officers (including our Chief Executive Officer) and our overall compensation plans;

- overseeing the administration of our compensation policies, plans and benefit programs;

- overseeing the development and monitoring the success of our human capital strategy;

- overseeing the development, implementation and effectiveness of our policies and strategies relating to our human capital management function, which include, among other things, matters relating to our demographics, leadership excellence, talent management and development, talent acquisition, team member engagement, retention and attrition, and workforce inclusion; and

- evaluating, reviewing and approving on a periodic basis (or if it deems appropriate, making recommendations to the full Board regarding) the compensation programs for non-employee members of the Board including but not limited to, cash retainers and equity compensation.

Compensation and Human Capital Committee Processes and Procedures

Typically, the Compensation and Human Capital Committee meets at least quarterly and with greater frequency, if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation and Human Capital Committee, in consultation with management. The Compensation and Human Capital Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation and Human Capital Committee to make presentations, to provide financial or other background information or advice or to otherwise participate in Compensation and Human Capital Committee meetings. The Chief Executive Officer does not participate in, and is not present during, any deliberations or determinations of the Compensation and Human Capital Committee regarding his compensation or individual performance objectives. The charter of the Compensation and Human Capital Committee grants the Committee the authority to retain and obtain, at our expense, advice and assistance from a compensation consultant, legal counsel or other advisers that the Committee considers necessary to assist it in the performance of its duties and responsibilities as set forth in the charter of the Compensation and Human Capital Committee. The Compensation and Human Capital Committee has direct responsibility for the oversight of the work of any advisers engaged for the purpose of advising the Committee. Under its charter, the Compensation and Human Capital Committee may form and delegate authority to subcommittees as appropriate, and, to the extent required by SEC and the NYSE rules, this Committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the Committee, other than in-house legal counsel and certain other types of advisers, only after taking into consideration six factors, prescribed by the SEC and the NYSE, that bear upon the adviser's independence; however, there is no requirement that any adviser be independent.

The Compensation and Human Capital Committee engaged Pay Governance LLC ("Pay Governance") as its independent compensation consultant and to assist with reviewing Arlo's peer group for 2025 compensation decisions. Pay Governance was retained to provide an assessment of our executive and director compensation programs in comparison to executive and director compensation programs at selected publicly-traded peer companies. As part of its engagement, Pay Governance was requested by the Compensation and Human Capital Committee to review its peer group of comparative companies and to perform analyses of compensation levels for that group. Pay Governance provided recommendations on the peer group used to determine appropriate executive compensation recommendations for the Compensation and Human Capital Committee for its consideration.

The Compensation and Human Capital Committee typically holds one or more meetings during the first quarter of the year to discuss and make recommendations to the Board for annual compensation adjustments, annual bonuses, annual equity awards, and new corporate performance objectives. However, the Compensation and Human Capital Committee also considers matters



related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of the compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation and Human Capital Committee's process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the Chief Executive Officer, the Compensation and Human Capital Committee solicits and considers evaluations and recommendations submitted to the Committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation is completed by all other members of the Board and recommendations regarding any adjustments to compensation is discussed with the Chief Executive Officer. As part of its deliberations for all executives and directors, the Compensation and Human Capital Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current company-wide compensation levels, compensation data from comparative companies, compensation surveys and recommendations of any compensation consultant.

Compensation and Human Capital Committee Interlocks and Insider Participation

As stated above, the Compensation and Human Capital Committee currently consists of Ms. Carter-Miller and Messrs. Faison, Aggarwal and Summers. No member of the Compensation and Human Capital Committee has ever been an officer or employee of Arlo. None of our executive officers currently serves, or has served during the last completed fiscal year, on a Compensation and Human Capital Committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board or Compensation and Human Capital Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for identifying, reviewing and evaluating candidates to serve as our directors (consistent with criteria approved by the Board), reviewing and evaluating incumbent directors, selecting or recommending to the Board for selection candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board and developing a set of corporate governance principles.

The Nominating and Corporate Governance Committee is comprised of three directors: Mr. Faison, who chairs the committee, and Mr. Aggarwal and Ms. Rothstein. Each of the members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in the NYSE Listed Company Manual Section 303A.02). The Board has adopted a written Nominating and Corporate Governance Committee charter that is available to stockholders on the ''Investor Relations'' section of the website at www.arlo.com. The information on our website is not incorporated by reference into this proxy statement or our Annual Report. The functions of this committee include, among other things:

- recommending nominees for our Board and its committees;

- recommending the size and composition of our Board and its committees;

- reviewing our corporate governance guidelines, corporate charters and proposed amendments to our certificate of incorporation and bylaws;

- annually reviewing our succession planning process for members of our executive management team, and working with our Board in evaluating potential successors for these roles;

- reviewing and making recommendations to address stockholder proposals; and

- reviewing and considering our practices and initiatives with respect to ESG matters expected to have a significant impact on its performance, business activities or reputation and periodically provide reports to the Board on ESG matters.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of the stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements and the long-term interests of



stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee typically considers diversity of skills, experience, and background, given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability. The Nominating and Corporate Governance Committee takes into account a broad range of considerations when assessing director candidates, including individual backgrounds and skill sets, professional experience and other factors that contribute to our Board having an appropriate range of expertise, talents, experiences and viewpoints, and considers those considerations, in view of the needs of the Board as a whole, when making decisions on director nominations.

In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these directors' overall service during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors' independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for NYSE purposes, which determination is based upon applicable NYSE listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Committee at the following address: c/o Arlo Technologies, Inc., 5770 Fleet Street, Carlsbad, California 92008, Attn: Corporate Secretary, no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting. Submissions must include the name and address of the stockholder on whose behalf the submission is made; the number of shares that are owned beneficially by such stockholder as of the date of the submission; the full name of the proposed candidate; a description of the proposed candidate's business experience for at least the previous five years; complete biographical information for the proposed candidate; and a description of the proposed candidate's qualifications as a director. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Cybersecurity and Privacy Committee

The Cybersecurity and Privacy Committee is comprised of four directors: Mr. Summers, who chairs the committee, Mr. Faison and Mses. Fallon and Rothstein. Each of the members of the Cybersecurity and Privacy Committee are "independent" under the applicable rules of the NYSE. The functions of this committee include, among other things:

- overseeing the quality and effectiveness of our information security team, and policies and procedures with respect to its information technology systems, including but not limited to enterprise cybersecurity and privacy;

- reviewing and providing oversight on the policies and procedures in preparation for responding to any material incidents;

- reviewing periodically with management our disaster recovery capabilities;

- overseeing our information technology senior management team relating to budgetary priorities based, in part, on assessing risk associated with various perceived cyber-threats;

- annually evaluating the performance of the Cybersecurity and Privacy Committee, annually reviewing and assessing the adequacy of the charter, and recommending any proposed changes to the Board for approval;

- annually reviewing the appropriateness and adequacy of our cyber-insurance coverage;

- reviewing the quality and effectiveness from a cybersecurity and privacy perspective of our information technology processes that affect the internal controls over financial reporting;

- overseeing our management or risks related to its information and technology systems and processes; and

- periodically review with management the risks related to the security of our products and services.



The Board has adopted a written Cybersecurity and Privacy Committee charter that is available to stockholders on the "Investor Relations" section of the website at www.arlo.com. The information on our website is not incorporated by reference into this proxy statement or our Annual Report.

Strategic and Capital Allocation Committee

The Strategic and Capital Allocation Committee is comprised of three directors: Mr. Faison, who chairs the committee, and Mses. Carter-Miller and Rothstein. Each of the members of the Strategic and Capital Allocation Committee are "independent" under the applicable rules of the NYSE. The functions of this committee include, among other things:

- evaluating and making recommendations to the Board with respect to our overall strategic transaction and financing strategy;

- evaluating and making recommendations to the Board with respect to our overall long-range financial and strategic planning goals and objectives and review the allocations of corporate resources recommended by management; and

- identifying, monitoring and evaluating proposals, offers and other communications to and from third parties and potential strategic partners; and

- monitoring the progress and content of any negotiations and agreement between Arlo and potential third-party strategic partners.

The Board has adopted a written Strategic and Capital Allocation Committee charter that is available to stockholders on the "Investor Relations" section of the website at www.arlo.com. The information on our website is not incorporated by reference into this proxy statement or our Annual Report.

Director Nominees and Continuing Directors

The Nominating and Corporate Governance Committee seeks to assemble a Board that, as a whole, possesses the appropriate balance of professional and industry knowledge, financial expertise and high-level management experience necessary to oversee and direct our business. To that end, the Nominating and Corporate Governance Committee has identified and evaluated nominees in the broader context of the Board's overall composition, with the goal of recruiting members who complement and strengthen the skills of other members and who also exhibit integrity, collegiality, sound business judgment and other qualities that the Nominating and Corporate Governance Committee views as critical to effective functioning of the Board. The brief biographies below include information, as of the date of this proxy statement, regarding the specific and particular experience, qualifications, attributes or skills of each director or nominee that led the Nominating and Corporate Governance Committee to believe that the nominee should continue to serve on the Board. However, each of the members of the Nominating and Corporate Governance Committee may have a variety of reasons why such member believes a particular person would be an appropriate nominee for the Board, and these views may differ from the views of other members.



Nominees for Election for a Three-Year Term Expiring at the 2029 Annual Meeting



Grady K. Summers

Age 49

Director since 2018

Board Committees:
Cybersecurity and Privacy (Chair),
Compensation and Human Capital

Other Current Public Company
Boards: None

Business Experience:

Grady K. Summers has served as a member of our Board since 2018. Prior to joining the Arlo Board, Mr. Summers served on the board of directors of NETGEAR from 2016 to 2018. Mr. Summers currently serves as the CEO of Netwrix, a leading provider of data security solutions. Mr. Summers has held various executive positions at SailPoint, FireEye, Mandiant, and Ernst & Young. He also held various technology and cybersecurity roles at General Electric, including Chief Information Security Officer.

Mr. Summers holds an MBA from Columbia University and a B.S. in computer systems from Grove City College in Pennsylvania.

Qualifications:

Mr. Summers provides Arlo with technology perspectives, strategic insight and cybersecurity oversight. The Nominating and Corporate Governance Committee believes that Mr. Summers' experience reviewing, leading, designing and implementing cybersecurity programs and his expertise in addressing the security and privacy challenges that Arlo faces in today's connected world qualifies him to serve as a member of our Board.



Prashant (Sean) Aggarwal

Age 60

Director since 2018

Board Committees:
Nominating and Corporate
Governance, Compensation and
Human Capital, Audit

Other Current Public Company
Boards: Lyft, Inc.

Business Experience:

Prashant (Sean) Aggarwal has served as a member of our Board since 2018. Since 2022, Mr. Aggarwal has served as Co-Founder and Chairman of Borderless AI, an artificial intelligence-powered human resource management platform. Since 2016, Mr. Aggarwal has served as the Chief Executive Officer of Soar Capital, LLC, where he focuses on investments in early-stage technology companies. Previously, Mr. Aggarwal served as the Chief Financial Officer at Trulia, Inc., Vice President of Finance at PayPal, Inc., and at eBay Inc. in various finance roles, including as Vice President of Finance. Prior to eBay, Mr. Aggarwal served as Director of Finance at Amazon.com, Inc. Mr. Aggarwal started his career in investment banking with Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Mr. Aggarwal also currently serves on the board of directors of Lyft, Inc. He previously served on the board of directors of Sonder Holdings Inc., a hospitality company, from October 2022 to September 2025

Mr. Aggarwal received a Master of Management from Northwestern University - Kellogg School of Management.

Qualifications:

Mr. Aggarwal has significant operational and finance experience as an executive and board member of technology companies. He has led organizations through periods of rapid top-line growth and expansion into international markets. The Nominating and Corporate Governance Committee believes that Mr. Aggarwal's deep understanding of finance, financial reporting, strategy, operations and risk management qualifies him to serve as a member of our Board.





Amy Rothstein

Age 51

Director since 2019

Board Committees:
Audit, Nominating and Corporate Governance, Cybersecurity and Privacy, Strategic and Capital Allocation

Other Current Public Company Boards: None

Business Experience:

Amy Rothstein has served as a member of our Board since 2019. From 2019 through January 2026, Ms. Rothstein served as the Chief Legal Officer and Head of Corporate Development at Nexxen (formerly Tremor International Ltd.), a leading provider of digital video brand advertising solutions using data to deliver outcomes, where she was responsible for managing global legal affairs and driving operational and strategic goals. Ms. Rothstein also previously served as Chief Operating Officer of Nexxen. Ms. Rothstein joined Nexxen through its acquisition of RhythmOne Plc in 2019, at which time Ms. Rothstein served as Executive Vice President, Chief Legal Officer and Chief Operating Officer of RhythmOne. Ms. Rothstein joined RhythmOne through its acquisition of YuMe Inc., where since 2013, she served as Deputy General Counsel and then General Counsel. Prior to joining YuMe, Ms. Rothstein served as Director of Mergers and Acquisitions for North America at Hewlett Packard Inc. She has also held associate attorney positions in the Private Equity and Corporate groups of Weil, Gotshal and Manges LLP and Cooley LLP.

Ms. Rothstein has received an LLM in Business and Corporate Law from University of San Diego School of Law, a JD from Creighton University School of Law, and a Bachelors Degree in Political Science from University of Nebraska.

Qualifications:

Ms. Rothstein has significant legal and operational experience as an executive in technology and advertising companies. The Nominating and Corporate Governance Committee believes that Ms. Rothstein's extensive experience evaluating and executing complex strategic transactions including capital allocations, mergers and acquisitions and advising public company technology boards qualifies her to serve as a member of our Board.

Directors Continuing in Office Until the 2027 Annual Meeting



Matthew McRae

Age 52

Director since 2018

Board Committees:
None

Other Current Public Company Boards: Snap Inc.

Business Experience:

Matthew McRae has served as Arlo's Chief Executive Officer and as a member of our Board since 2018. Mr. McRae served as Senior Vice President of Strategy of NETGEAR, Inc. from 2017 to 2018. Mr. McRae previously served as the Chief Technology Officer of Vizio Inc. from 2010 to 2017 and served as its Vice President and General Manager, Advanced Products Group from 2008 to 2010.

From 2007 to 2008, Mr. McRae was Vice President of Marketing and Business Development of Fabrik (now part of HGST, Inc.), and from 2001 to 2007 was the Senior Director, Worldwide Business Development at Cisco Systems Inc.

Mr. McRae currently serves on the board of directors of Snap Inc. and Violux, Inc. He previously served on the board of directors of Origin Wireless, Dedicated Hosting Services, Inc., UC Irvine Institute for Innovation, and the Leatherby Center for Entrepreneurship and Business Ethics at the Business School of Chapman University.

Mr. McRae received a Bachelor's Degree in Computer Science Engineering from University of Pennsylvania and a Bachelor's of Science Degree in Economics from The Wharton School.

Qualifications:

The Nominating and Corporate Governance Committee believes that Mr. McRae's extensive industry experience in leadership positions at consumer electronics and technology companies qualifies him to serve as a member of our Board.





Catriona M. Fallon

Age 55

Director since 2021

Board Committees:
Audit (Chair), Cybersecurity and Privacy

Other Current Public Company Boards: Palomar Holdings, Inc.

Business Experience:

Catriona Fallon has served as a member of our Board since 2021. Ms. Fallon has over 20 years of strategic finance and leadership experience and is currently the CFO for several companies in the film editing, visual effects and sound editing space including Whitehouse Post, Carbon, Gentleman Scholar and Wave Sound. She has served as CFO for several tech companies, including SambaNova Systems, Sound Agriculture, Aktana, Hitachi Vantara, Silver Spring Networks and Marin Software.

Ms. Fallon also sits on the board of directors of Palomar Holdings. Ms. Fallon previously served on the board of directors of General Fusion from April 2021 to May 2025.

Ms. Fallon received an MBA from Harvard and a BA in Economics from UCLA.

Qualifications:

Ms. Fallon brings more than twenty years of strategic finance expertise and leadership experience to her role as a board member via her significant operational and finance experience as a board member and executive of various technology companies. The Nominating and Corporate Governance Committee believes that Ms. Fallon's understanding of finance, financial reporting, strategy, corporate efficiencies and risk management qualifies her to serve as a member of our Board.

Directors Continuing in Office Until the 2028 Annual Meeting



Ralph E. Faison

Age 67

Director since 2018

Board Committees:
Chairman of the Board, Nominating and Corporate Governance (Chair), Compensation and Human Capital, Cybersecurity and Privacy, Strategic and Capital Allocation (Chair)

Other Current Public Company Boards: Vislink Technologies, Inc

Business Experience:

Ralph E. Faison has served as the Chairman of our Board since 2018. Mr. Faison is currently a private investor.

Prior to joining Arlo's Board, Mr. Faison served on the board of directors of NETGEAR from 2003 to 2018. From 2011 to 2014, Mr. Faison served as the President and Chief Executive Officer and chair of the board of directors of Pulse Electronics Corporation. From 2003 through 2007, Mr. Faison served as Chief Executive Officer of Andrew Corporation and served at various times as its President, Chief Operating Officer, and Director. From 2001 to 2002, Mr. Faison was President and Chief Executive Officer of Celiant Corporation, which was acquired by Andrew Corporation. From 1997 to 2001, Mr. Faison was Vice President of the New Ventures Group at Lucent Technologies, Inc., and from 1995 to 1997, he was Vice President of advertising and brand management at Lucent. Prior to Lucent, Mr. Faison also held various positions at AT&T, including as Vice President and General Manager of AT&T's wireless business unit and manufacturing Vice President for its consumer products unit in Bangkok, Thailand.

Mr. Faison currently serves on the board of directors of Vislink Technologies, Inc., a public company that produces wireless broadcast video cameras for the commercial broadcast and military markets.

Mr. Faison received a Master of Science, Business Administration and Management from Stanford University Graduate School of Business and a Bachelor of Business Administration, Marketing from Georgia State University.

Qualifications:

Mr. Faison has extensive experience in leading and managing large international companies. He is well-versed in the complex manufacturing and distribution systems that today's multinational companies implement. The Nominating and Corporate Governance Committee believes that Mr. Faison, as a previous public company chair and chief executive officer, is able to advise Arlo on many aspects of public company governance and management and is qualified to serve as a member of our Board.





Jocelyn E. Carter-Miller

Age 68

Director since 2018

Board Committees:
Compensation and Human Capital (Chair), Audit, Strategic and Capital Allocation

Other Current Public Company Boards: Principal Financial Group, Inc. and Backblaze, Inc.

Business Experience:

Jocelyn E. Carter-Miller has served as a member of Arlo's Board since 2018. Prior to joining our Board, Ms. Carter-Miller served on the board of directors of NETGEAR from 2009 to 2018. Since 2001, Ms. Carter-Miller has been President of TechEdVentures, Inc. and since 2013 of SoulTranSync, LLC, both of which are entrepreneurial ventures specializing in the development and marketing of high performance educational and personal/ community empowerment programming. Ms. Carter-Miller has also led Jocelyn Carter-Miller, LLC, a business consulting firm, as President since 2016. From 2002 to 2004, Ms. Carter-Miller also served as Executive Vice President and Chief Marketing Officer of Office Depot, Inc. and spent a decade with Motorola, Inc., initially as a Director of Marketing and Network Service Quality, then as Vice President and GM of International Networks Division Latin America and EMEA Operations, and ultimately as Corporate Vice President and Chief Marketing Officer. She also spent ten years at Mattel, Inc. in marketing, product development and strategic business planning roles.

In addition to her leadership role on the Arlo board, Ms. Carter-Miller currently holds leadership roles on the public boards of Principal Financial Group, Inc. and Backblaze, Inc. She also serves on the NACD National and Broward Black Chamber of Commerce Foundation non-profit boards. Ms. Carter-Miller previously served on the board of directors of InterPublic Group of Companies, Inc. from 2007 to November 2025.

Ms. Carter-Miller has been awarded several distinctions including NACD Directorship 100 Honoree, Savoy Power 300: Most Influential Black Corporate Directors, Directors & Boards Director to Watch, Most Influential Corporate Board Directors by Women, Inc., and BoardProspects 100 Black Directors Making a Difference.

Ms. Carter-Miller received a B.S. in Accounting from the University of Illinois, an MBA in Finance and Marketing from the University of Chicago and is a Certified Public Accountant (unlicensed).

Qualifications:

Ms. Carter-Miller provides an in-depth understanding of marketing to home users and small businesses based on her extensive marketing and executive experience at various public companies serving those consumers. The Nominating and Corporate Governance Committee believes that Ms. Carter-Miller's expertise gained from her time on the boards of large public companies provides an important perspective on corporate governance best practices and procedures that can be applied at Arlo and qualifies her to serve as a member of our Board.



DIRECTOR AND EXECUTIVE COMPENSATION

Director Compensation

Under our non-employee director compensation policy (the "Director Compensation Policy"), our non-employee directors received the following compensation for the 2025 fiscal year:

Cash Retainer. Our non-employee directors received a $45,000 annual retainer. The Chair of the Board and members and Chairs of each committee of the Board also received the additional annual retainers described below:

- *Chair*. The Chair of the Board received an additional annual retainer of $50,000.

- *Audit Committee*. Each member (including the Chair) of the Audit Committee received an annual retainer of $10,000, and the Chair received an additional annual retainer of $12,000.

- *Compensation and Human Capital Committee*. Each member (including the Chair) of the Compensation and Human Capital Committee received an annual retainer of $7,500, and the Chair received an additional annual retainer of $7,500.

- *Nominating and Corporate Governance Committee*. Each member (including the Chair) of the Nominating and Corporate Governance Committee received an annual retainer of $5,000, and the Chair received an additional annual retainer of $5,000.

- *Cybersecurity and Privacy Committee*. Each member (including the Chair) of the Cybersecurity and Privacy Committee received an annual retainer of $10,000, and the Chair received an additional annual retainer of $10,000.

- *Strategic and Capital Allocation Committee*. Each member (including the Chair) of the Strategic and Capital Allocation Committee received an annual retainer of $5,000, and the Chair received an additional annual retainer of $5,000.

All retainers are paid on a quarterly basis on the last day of each quarter and are prorated, as needed, for partial service during such period.

Annual Grant. In addition, on an annual basis, each non-employee director who continues to serve as a non-employee director following each annual meeting of stockholders receives an annual grant of a number of restricted stock units ("RSUs") equal to $180,000 divided by the NYSE closing price of our common stock on the date of such annual stockholder meeting (rounded down to the nearest whole share), which will become fully vested on the date of the following year's annual stockholder meeting. Under our Director Compensation Policy, our non-employee directors have the ability to defer the settlement of RSUs.

Initial RSU Grant. Upon joining the Board, each non-employee director receives an initial grant of RSUs (the "Initial Grant") equal to $180,000, with such dollar amount prorated for the date of such initial election or appointment in relation to the date of the previous annual meeting of stockholders, divided by the NYSE closing price of our common stock on the date of grant (rounded down to the nearest whole share), which will become fully vested on the date of the next annual stockholder meeting. Vesting of equity awards held by our non-employee directors will fully accelerate if we are subject to a "change in control" (as defined under our 2018 Equity Incentive Plan (the "2018 Plan")). Under our Director Compensation Policy, our non-employee directors have the ability to defer the settlement of RSUs. Director compensation is reviewed annually in line with Arlo's peer group and targeted to the 50th percentile.

Continuing Education. In order to encourage continuing director education, we reimburse certain director education costs up to $7,000 over a two-year period and we provide continuing education sessions for the Board, as a whole, to attend in connection with one of its regularly scheduled meetings.

Travel Expenses. Our non-employee directors are entitled to reimbursement for travel and other related expenses incurred in connection with their attendance at meetings of our Board and the committees thereof.



The following table details the compensation of our non-employee directors for the 2025 fiscal year.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Ralph E. Faison[3]	$132,500	$179,997	$312,497
Prashant (Sean) Aggarwal[4]	$ 67,500	$179,997	$247,497
Grady K. Summers[4]	$ 72,500	$179,997	$252,497
Jocelyn E. Carter-Miller[4]	$ 75,000	$179,997	$254,997
Catriona M. Fallon[3]	$ 77,000	$179,997	$256,997
Amy M. Rothstein[5]	$ 75,000	$179,997	$254,997

(1)   The fees earned by our non-employee directors in 2025 represent the annual board service retainers discussed above, a portion of which were paid in 2026.

(2)   The amounts included in the "Stock Awards" column represent the grant date fair value of annual awards granted in 2025 under our Director Compensation Policy, calculated in accordance with FASB ASC 718. Refer to Note 2 in the Notes to Consolidated Financial Statements in Item 8 of Part II of the Annual Report for the assumptions used to estimate fair value at the grant date.

(3)   As of December 31, 2025, each of Mr. Faison and Ms. Fallon held 24,281 RSUs.

(4)   As of December 31, 2025, each of Messrs. Aggarwal and Summers, and Ms. Carter-Miller held 10,520 RSUs.

(5)   As of December 31, 2025, Ms. Rothstein held 10,520 RSUs and outstanding stock options to purchase 10,000 shares of our common stock.



Compensation Discussion and Analysis

This Compensation Discussion and Analysis section discusses our 2025 compensation policies and programs for our named executive officers, which consist of our principal executive officer, chief financial officer & chief operating officer, and general counsel. We have no executive officers other than our named executive officers.

The objective of our executive compensation program is to attract, retain and motivate experienced and talented executives who can help Arlo to achieve its business objectives and maximize stockholder value. We believe that a significant portion of the compensation paid to our executive officers should be closely aligned with our company performance on both a short-term and long-term basis.

2025 Performance Highlights

Arlo delivered another year of outstanding financial performance fueled by our subscriptions and services business. Below are some of the highlights for fiscal year 2025 and the percentage change from fiscal year 2024.

	As of and for the Year Ended December 31,				
	2025	% Change	2024	% Change	2023
	(In thousands, except percentage data)				
Adjusted EBITDA*	$ 74,749	85.4%	$ 40,321	39.0%	$ 29,013
Cumulative paid accounts ("CPS")	5,687	23.7%	4,599	63.5%	2,813
Annual recurring revenue ("ARR")	$330,489	28.4%	$257,332	22.5%	$210,078

*   Refer to Annex A of this proxy statement for reconciliations of non-GAAP measures.

We have transformed our business model from a single purchase consumer electronics company to a world-class smart-security subscription services organization with sustainable recurring revenue and industry-leading key performance indicators ("KPIs"). We believe the adoption of this strategy drives the greatest TSR over the long-term. Arlo's stock price performance since 2022 illustrates that stockholders support management's strategic decision to undergo the business transformation and recognize that the targeted KPIs and operational metrics Arlo implemented to drive that outcome was the right decision. As a result, we believe that our pay-for-performance strategy is properly aligned with our stockholder value creation and has generated outstanding results.

Consistent with our compensation philosophy, we pay our executives based on performance measures that drive long-term growth and sustained value creation for our stockholders. We link executive compensation and our stockholder interests by structuring a significant portion of our executive officers' annual target total direct compensation to be both "at-risk" and variable in nature. While we do not determine either "variable" or "fixed" pay for each executive officer with reference to a specific percentage of target total direct compensation, consistent with our pay-for-performance philosophy, we seek generally to emphasize variable pay over fixed pay and equity compensation over cash compensation.

We accelerated the trajectory our subscription business in 2025 which resulted in significant growth in adjusted EBITDA, cumulative paid accounts, and ARR. We ended the year with approximately 5.7 million paid accounts and approximately 12.1 million registered accounts. We are one of five currently public companies that have generated $300 million of ARR in their first six years of operations. We exited the year with tremendous momentum in our subscription business as subscriptions and services revenue represented 63% of total revenue and subscriptions and services gross margin came in at a high level of 84% in the fourth quarter of 2025. Finally, we generated outstanding metrics with our direct retail paid accounts having average revenue per user ("ARPU") of $15.3, a 94% retail gross margin and retail life-time value ("LTV") of $917, resulting in world-class LTV to customer acquisition cost ("CAC") of 4x. Our operational success positions us well to deliver robust financial performance in 2026.

We are proud of our accomplishments to date but are focused on delivering against our long-range goals that we have established for 2030. Our executives have positioned Arlo for future success by continuing to drive platform innovations, introducing ground-breaking AI service offerings and initiating a complete refresh of our portfolio of smart security devices. These initiatives will enable further acceleration of subscriber growth, an opportunity to drive higher ARPU per customer, and allow us to form strategic partnerships with large enterprises in various adjacent markets. With these growth drivers in place, by 2030 we expect to at least



double our paid accounts base, more than double our ARR, and grow adjusted EBITDA margins by over 1000 basis points. We have already experienced significant operational momentum as we achieved the original long-range targets in the second quarter of 2025, a full two years ahead of schedule. That accelerated timeline gives us the confidence that we are ahead of pace to hit our long-range goals for 2030. We expect that as progress is made against these goals, we will generate even more stockholder value to reflect the attainment of these very significant milestones.

Where We Started FINANCIAL RESULTS FOR 2020		**Today** FINANCIAL RESULTS FOR 2025		**Current Long-Range Plan** TARGETS FOR ≤ 2030
435k Paid Accounts	→	**5.7 Million** Paid Accounts	→	**10 Million** Paid Accounts
$47 Million In ARR	→	**$330 Million** In ARR	→	**$700 Million** In ARR
(16)% Adjusted EBITDA Margin	→	**14%** Adjusted EBITDA Margin	→	**>25%** Adjusted EBITDA Margin

2025 Executive Compensation Highlights

The 2025 performance-based incentives paid to our named executive officers reflect our strong revenue and significant growth in adjusted EBITDA, cumulative paid accounts, and ARR over the applicable performance periods.

1	**No cash compensation increases**	We did not increase base salary or annual target performance bonus for our named executive officers in 2025.
2	**Rigorous annual incentive plan goals**	We structured annual performance bonuses to provide for payout upon achievement of a rigorous adjusted EBITDA and other key operational metrics. In February 2026, we paid bonuses to our named executive officers equal to 122% of target for 2025 based on our achievement of these metrics.
3	**100% performance-based equity awards**	We structured 100% of the equity awards granted to our named executive officers in 2025 as performance-based awards that require achievement of rigorous performance metrics in order to vest.
4	**Limited fixed pay**	Over 89% of our Chief Executive Officer's and on average 86% of our other named executive officers' 2025 total direct compensation, was "at-risk" and significantly dependent on the achievement of cumulative paid accounts and profitability goals, as reflected in the charts below.



Our 2025 Executive Compensation program consists of a combination of base salary, as well as performance-based short-term, and long-term incentive compensation. The following charts reflect total direct compensation for each of our Chief Executive Officer and our other named executive officers for 2025, which consists of annual base salary earned, performance bonus earned, and equity incentive awards granted during 2025, as reflected in our Summary Compensation Table.



CEO

13% 11%

89%
Variable

76%

Other NEOs (average)

13% 14%

86%
Variable

76%

● Base salary ● Performance bonus ● Equity-based incentives

Compensation Philosophy and Pay Practices

We compete in an aggressive and dynamic industry and, as a result, we believe that hiring, motivating, and retaining quality employees, particularly senior managers and sales and technical personnel, are critical factors to our future success. The Compensation and Human Capital Committee ensures that Arlo employs exceptional talent retention practices in line with a carefully selected peer group related to our size and industry. We provide compensation to executive officers in a manner designed to attract and retain the best available personnel for positions of substantial responsibility.

Motivating, rewarding, and retaining the most talented and experienced leadership team is critical to Arlo's long-term success. We are committed to an effective, market-based executive compensation program that provides incentives for our executives to perform to the best of their abilities in creating long-term value for Arlo. Our approach incorporates sound policies and best practices that promote continuous improvement and ownership at the highest levels of the organization.

We deliver the majority of our named executive officers' annual compensation through performance-based incentives, which promotes our pay-for-performance philosophy and aligns executive accountability with our strategy of creating long-term value for Arlo's stockholders. This philosophy has been instrumental in driving our transformation into a successful SaaS company.

Our executive compensation program aims to balance a number of objectives, including attracting and retaining highly qualified executive officers, rewarding individual contributions, collaboration and integrity, supporting employee engagement, and motivating management to achieve our corporate objectives and deliver returns for our stockholders. Our programs are designed to drive short- and long-term performance with clear accountability for results, with the goal of increasing stockholder value over the long term through disciplined execution and focus towards long-term strategy.

Base Salary	• Provides financial stability and security through competitive fixed compensation • Market-driven pay based on experience, relevant skillset, and role accountability
Performance Bonus	• Drives accountability for achieving rigorous annual corporate performance goals that create stockholder value • Aligns executive focus on sustained performance and execution of critical long-term strategic priorities • Provides performance-based short-term incentive that rewards results and disciplined operational excellence
Equity-Based Incentives	• Drives long-term company performance and strategic execution • Directly aligns executive compensation with stockholder value creation • Attracts and retains highly qualified executives critical to our long-term success • Multi-year vesting structure ensures sustained focus on delivering results and building enterprise value



In 2025, the vast majority of target total direct compensation granted to our executive officers consisted of variable pay through long-term and short-term cash and equity incentive compensation. We utilize key short- and long-term operating objectives, such as growth of adjusted EBITDA and cumulative paid accounts, that we believe are critical to execution of our business strategy and creation of stockholder value, for our cash incentive bonus program and our PSUs (as defined below). This structure drives accountability and motivates our management team to remain focused on achieving our short- and long-term corporate objectives while appropriately managing business risks and executing with discipline.

As we continue to mature as a public company, we believe that the compensation elements provided to all of our named executive officers will continue to emphasize ''at-risk'' and variable pay that aligns executive interests directly with stockholder returns. This pay-for-performance approach provides a balanced set of incentives for our executive officers to deliver on our business objectives and drive sustainable long-term growth.

For the pay-versus-performance disclosure prescribed by SEC rules, which does not necessarily reflect the way our Compensation and Human Capital Committee views the alignment between our performance and our named executive officers' compensation, see the section titled ''*Pay Versus Performance*'' below.

We believe the following pay practices within our program promote sound compensation governance, reinforce accountability for results, and align the interests of our stockholders and executive officers:

What We Do	What We Don't Do
☑ Maintain an independent Compensation and Human Capital Committee with an independent compensation consultant	☒ No guaranteed salary increases or bonus payouts
☑ Annually review the executive compensation program to enhance market competitiveness and alignment with stockholder interests	☒ No agreements providing for tax reimbursements or tax gross-up on severance or upon a change in control
☑ Use a pay-for-performance philosophy where a significant portion of compensation is ''at risk'' and based on Company performance	☒ No excessive perquisites and no time-based restricted awards
☑ Award annual incentive compensation subject to the achievement of predetermined rigorous performance goals	☒ No hedging or pledging of our equity securities
☑ Grant a significant portion of equity incentives in the form of PSUs that only vest upon achievement of pre-defined performance goals over a multi-year performance period	☒ No supplemental executive retirement or pension plans

Role of our Compensation and Human Capital Committee, Management and the Board

Recruitment and retention of our executive officers and other executive management require a competitive compensation package that attracts top talent while maintaining disciplined alignment with stockholder value creation. Our Compensation and Human Capital Committee oversees our executive compensation strategy, approving the design, implementation, and review of all compensation for our executive officers. To promote independent oversight, the compensation of our Chief Executive Officer is approved by the Compensation and Human Capital Committee, comprised of independent members of our Board.

The Compensation and Human Capital Committee receives information and analyses from management—including our legal, finance, and human resources departments—as well as from our independent compensation consultant and our Chief Executive Officer. Our Chief Executive Officer provides recommendations regarding the compensation of all executive officers (other than himself) based on corporate achievements and individual contributions to our strategic objectives and operational results. The Compensation and Human Capital Committee evaluates these recommendations by assessing overall company performance and individual executive performance against corporate goals and critical business priorities that drive stockholder value.

From time to time, members of management, employees, and outside advisors or consultants may be invited by the Compensation and Human Capital Committee to make presentations, provide financial or background information, or otherwise participate in Committee meetings.



Members of management, including our Chief Executive Officer, may attend portions of the Compensation and Human Capital Committee meetings; however, no executive is present during deliberations or decisions regarding his or her own compensation, ensuring independent and objective decision-making.

Role of Independent Compensation Consultant

Our Compensation and Human Capital Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive compensation, including the authority to approve the consultant's reasonable fees and other retention terms. For 2025, our Compensation and Human Capital Committee retained Pay Governance, an independent compensation consultant, to review our executive compensation program and assess its market-competitiveness, alignment with stockholder interests, and effectiveness in attracting and retaining the executive talent critical to driving our strategic objectives and long-term value creation.

In 2025, Pay Governance assisted the Compensation and Human Capital Committee in evaluating our pay practices and philosophies against compensation and corporate governance best practices. Pay Governance prepared a comprehensive analysis of our compensation practices—including base salaries, annual bonuses, and long-term incentive compensation—benchmarked against competitive market practices to offer programs that attract top executive talent while maintaining alignment with stockholder value creation. Pay Governance reported directly to and advised our Compensation and Human Capital Committee independently, while interacting with management as necessary to access company information and understand our organizational culture and policies.

Our Compensation and Human Capital Committee assessed whether the work of Pay Governance presented any conflict of interest, considering the factors set forth in SEC rules and NYSE listing standards, and determined that no conflict of interest exists from retaining Pay Governance currently or during 2025.

Role of Market Data

To attract and retain highly qualified executives in a competitive talent market, the Compensation and Human Capital Committee benchmarks our executive compensation against a carefully selected peer group of comparable public companies with which we compete for top executive talent. This peer group provides critical market data that informs our compensation decisions and review of our programs.

The Compensation and Human Capital Committee approved the 2025 peer group in December 2024 in consultation with Pay Governance and with input from our Chief Executive Officer. Peer selection requires careful consideration as Arlo's unique business characteristics differentiate us in the market:

- Business Model: Pure-play subscription software business in smart security (most security companies are hardware-focused or divisions of larger entities)

- Technology Profile: Advanced AI/ML capabilities requiring specialized engineering talent to develop and maintain our Arlo Intelligence platform

- Market Position: Leading consumer security brand competing in a market dominated by professional monitoring services and large technology platforms

- Scale and Efficiency: Highly efficient operations supporting millions of customers with approximately 376 full-time employees

Given these factors, our 2025 peer group consisted of 21 U.S. publicly traded companies selected based on:

- Industry Focus:

  o Smart home and security technology companies

  o Consumer technology companies with subscription business models

  o SaaS businesses with similar customer acquisition and retention dynamics

- Size and Scale:

  o Companies with comparable annual revenue

  o Similar market capitalization

  o Comparable employee counts and operational scale



Our peer group provides competitive positioning across multiple dimensions and serves as one reference point for understanding competitive pay levels. Additional factors considered in compensation decisions include market intelligence from our executive recruiting efforts, company and individual performance, executive expertise, and role responsibilities.

Our compensation peer group for 2025 was as follows:

8X8 (EGHT)	GoPro (GPRO)	SmartRent (SMRT)
Alarm.com (ALRM)	LiveRamp (RAMP)	Sonos (SONO)
Calix (CALX)	NETGEAR (NTGR)	Verint Systems (VRNT)
Cantaloupe (CTLP)	Ooma (OOMA)	Xperi (XPER)
Commvault Systems (CVLT)	PagerDuty (PD)	Yext (YEXT)
FARO Technologies (FARO)	PAR Technology (PAR)	Zuora (ZUO)
Five9 (FIVN)	Rapid7 (RPD)	

Our Compensation and Human Capital Committee's approach emphasizes setting total compensation—consisting of base salary and benefits, annual incentive bonus, and equity-based incentives—to be market-competitive while maintaining disciplined alignment with stockholder interests and our pay-for-performance philosophy. The Committee reviews compensation against peer data to ensure our executive compensation program is positioned to attract and retain top executive talent.

Peer company data serves as one data point among multiple factors that inform compensation decisions taking into account an executive's contributions and performance, retention risk, unvested equity holdings, among other things. The Compensation and Human Capital Committee exercises professional judgment to assess whether pay levels are competitive and appropriate for each executive based on a comprehensive evaluation.

This comprehensive framework cultivates compensation decisions that drive accountability, reward performance, and align executive interests with stockholder value creation.

Say on Pay Voting Results and Stockholder Outreach

Stockholders are provided the opportunity to cast a say-on-pay advisory vote on the compensation of our named executive officers, which we are currently conducting annually. At the 2025 annual meeting, Arlo's say-on-pay vote gained support of approximately 57% of our stockholders' votes cast. Arlo's management team and Board, led by the Chair of the Compensation and Human Capital Committee, engaged in an outreach effort to stockholders to gather their feedback and understand their perspective.

Stockholder feedback is an important part of the design and implementation of our compensation strategy, and Arlo proactively engages with stockholders throughout the entire year to understand and incorporate their perspectives. The Compensation and Human Capital Committee values the insights of our stockholders as expressed through annual say-on-pay advisory votes, as well as the feedback received through our regular stockholder outreach and engagement process. The table below summarizes what we previously heard from our stockholders and our perspective and response to those views.

What We Heard	Our perspective
• "Does dilution tie back into executive compensation?"	• We are closely watching our stockholder dilution and expect that it will improve over time with our stock repurchase program, transition from short-term compensation being paid entirely in equity to a mix of cash and equity.
• "Investors were against the previous use of retention awards except in extenuating circumstances."	• No further awards will be made under the 2022 Retention Program. The Compensation and Human Capital Committee has no intention to use retention awards for the foreseeable future.
• "Ensure no duplicative CPS metric goals across multiple PSU Grants."	• 2025 equity incentive awards for NEOs were made solely in the form of PSUs, which we believe strengthens the link between pay and performance. There are no programs with duplicative goals in 2025 and no intention of duplicative metrics in the future.



What We Heard	Our perspective
• "Annual executive PSU awards should continue to include multiple metrics rather than a singular subscriber metric."	• The 2025 annual equity awards incorporate multiple metrics. • It is expected that future awards will also have similar number of metrics.
• "Total compensation for executives (inclusive of retention awards) perceived as high relative to peers."	• The Compensation and Human Capital Committee works with an external compensation consultant in the development of our peer group to ensure the peers are reflective of our business. We have worked to align total executive compensation with our updated peer group and employ our pay-for-performance philosophy. Following these efforts, our 2025 TSR significantly outperformed our peer group, reinforcing our program's design to align executive interests with stockholder value creation.

The outreach program from Arlo's Board and management team included our largest stockholders following the 2025 Annual Meeting which included roughly two-thirds of our top 30 stockholders representing ownership of approximately 70% of shares outstanding. The outreach efforts detailed our compensation philosophy on pay-for-performance and solicited feedback on our executive compensation program. We documented all of the feedback received and undertook immediate action to respond appropriately to stockholder concerns. The message we heard was generally consistent with prior year engagement and we received positive feedback on our ongoing efforts to implement responsive changes. The Compensation and Human Capital Committee has continued and will continue to gather and consider stockholder feedback as well as the results of say-on-pay votes when setting compensation in the future.

Elements of Compensation

Our executive compensation program takes a holistic approach designed to balance competitive pay with performance accountability. The program consists of three principal components: base salary, performance-based short-term incentive compensation ("Performance Bonus"), and performance-based long-term incentive compensation. The following chart summarizes the main elements of our 2025 executive compensation program, their objectives, and key features:

Element	Objective	Determination Factors
Base Salary (fixed compensation)	• Provides financial stability and security through a fixed salary for performing job responsibilities.	• Set based on skills, experience, and individual performance relative to the market. • Reflects the strategic value of role to Arlo
Performance Bonus (variable compensation)	• Drives accountability for achieving rigorous annual corporate performance goals aligned with key business objectives. • Aligns executive interests with stockholders through bonus payment partially in equity • Supports sustained performance and focuses executives on critical long-term goals • Retains key executives.	• Annual bonus payout based on achievement against (i) adjusted EBITDA, (ii) product return reduction, and (iii) subscriber retention and churn improvement.
Equity-Based Incentives (variable equity compensation)	• Motivates and rewards long-term company performance. • Directly aligns pay with long-term stockholder value • Attracts highly qualified executives and encourages long-term employment.	• Value delivered based on continuing service and achievements of (i) cumulative paid accounts; (ii) ARR goals; and (iii) subscriptions and services gross margin. • Performance-based long-term incentive was granted based on achieving pre-defined performance metrics that aligned with our long-term business objectives and stockholder value creation.



Additional Compensation Elements and Benefits

We provide our executive officers with severance and change-in-control protections, as well as benefits available to all employees, including retirement benefits under our 401(k) plan and participation in employee health and welfare benefit plans.

In evaluating our executive compensation policies and programs, we consider both company and individual performance, executive skills and expertise, and compensation paid to executives in similar companies with comparable responsibilities. We focus on providing a competitive compensation package with significant short-term and long-term incentives tied to measurable corporate objectives. This approach provides an appropriate blend of current and long-term incentives designed to maximize stockholder value.

The Compensation and Human Capital Committee does not apply rigid formulas for allocating compensation among salary, performance bonus, and equity grants. Instead, the Committee exercises judgment to establish a total compensation program for each executive that appropriately balances current compensation, short-term incentives, and long-term equity awards to achieve our executive compensation objectives and drive corporate performance. Importantly, a significant portion of executives' total target compensation consists of performance-based bonus opportunities and performance-based long-term equity awards, directly aligning executive incentives with stockholder interests and corporate goals.

In making executive compensation decisions, the Compensation and Human Capital Committee evaluates each executive's total target direct compensation, which consists of base salary, target bonus opportunity (which together we refer to as target annual compensation), and performance-based long-term equity awards (valued based on grant date fair value).

Description of Individual Elements of Compensation

Base Salary

Base salaries are generally reviewed and approved by the Compensation and Human Capital Committee each year. The Compensation and Human Capital Committee has not made any changes to the base salaries of Messrs. McRae or Binder since 2023 or to the base salary of Mr. Busse since 2024.

Named Executive Officer	2025	% Change	2024	% Change	2023
Matthew McRae	$790,000	—%	$790,000	—%	$790,000
Kurtis Binder	$500,000	—%	$500,000	—%	$500,000
Brian Busse	$410,000	—%	$410,000	5%	$390,000

Performance Bonus

The annual performance bonus program provides each named executive officer with the opportunity to earn annual incentive payments based upon the attainment of certain corporate financial measures or operational objectives as appropriate for the year, based on such participant's annual performance bonus opportunity, expressed as a percentage of base salary.

2025 Target Annual Bonus

For 2025, Messrs. McRae, Binder and Busse had the opportunity to earn a target annual bonus equal to 100%, 70% and 50% of their annual base salary, respectively. The target percentages applicable to such named executive officers for 2025 were unchanged from 2024.

2025 Performance Goals and Achievements

For 2025, the Compensation and Human Capital Committee established (i) adjusted EBITDA, (ii) product return reduction, and (iii) subscriber retention and churn improvement metrics as the corporate performance goals applicable to the 2025 plan year. The Compensation and Human Capital Committee chose these metrics because they not only incentivized our executives to drive revenue growth, manage operating expenses, and improve profitability, but also increased focus on our customer-centric approach to improve overall customer experience and subscription retention.

Adjusted EBITDA accounted for 70% of the total bonus program with the target derived based on the annual operating plan established at the beginning of 2025. Target achievement for adjusted EBITDA was $70.4 million, with the ability to overachieve up to 150% of target metrics. Actual 2025 adjusted EBITDA was $74.7 million, resulting in payout at 80% for this metric. The reduction in product return and the subscriber retention goals each accounted for 15% of the total bonus program, with targets based on improvements in product return rates and subscriber retention rates benchmarked as of December 31, 2024. We do not disclose the specific target levels for these



two metrics because we believe that such disclosure would result in competitive harm to us. For all of three metrics, a threshold performance level is established for each performance goal, below which no bonus will be paid, and over-achievement is allowed at a maximum of 150% of target metrics such that the total payout is capped at 150% of target bonus.

We purposely set these targets at rigorous levels. Revealing these metrics, including the reasoning for setting targets at specific levels, could potentially reveal sensitive information about our strategic objectives that our competitors could use against us in the marketplace for similar products. We believe each of these target levels was challenging but attainable under assumed conditions if we continued to deliver outstanding operational and financial results.

After assessing our 2025 performance, the Compensation and Human Capital Committee determined that each of our named executive officers should receive a performance bonus equal to 122% of their target bonus. The 2025 amounts reflected as Non-Equity Incentive Plan Compensation in the Summary Compensation Table for our named executive officers reflect the value of the bonuses earned for 2025 performance under Arlo's 2025 executive bonus plan. These bonuses were paid in a mix of cash and fully-vested RSUs issued in February 2026.

Named Executive Officer	Target ($)	Actual Payout as % of Target	Bonus Paid in RSU ($)	Cash Payout ($)
Matthew McRae	$790,000	122%	$632,000	$331,800
Kurtis Binder	$350,000	122%	$280,000	$147,000
Brian Busse	$205,000	122%	$164,000	$ 86,100

Equity-Based Incentives

Since our IPO, we have granted equity compensation to our executive officers primarily in the form of RSUs and/or performance-based stock unit awards (which we refer to as "performance-based RSU" or "PSU" awards), with an intentional switch to only PSU awards granted in 2025. We grant equity incentive awards to support long-term alignment between our executive officers and our stockholders, and to allow us to attract and retain the services of highly qualified senior management team members, which we believe is essential to our long-term success.

2025 Annual Equity Awards

During 2025, we granted 100% performance-based long-term incentives of up to 500,000 shares, 300,000 shares, and 150,000 shares to each of Messrs. McRae, Binder and Busse, respectively (the "ARR/CPS PSUs") in order to demonstrate our strong commitment to promoting a pay for performance philosophy and driving key financial objectives important to our growth plan. Due to the dynamic nature of our business, the Compensation and Human Capital Committee approved a 2025 PSU design tied to achieving milestones tied to financial performance objectives over a multi-year performance period in order to create strong alignment between (1) continued growth in annual recurring revenue ("ARR") and cumulative paid accounts ("CPS") while balancing profitability including strong subscriptions and services gross margin; and (2) rewarding executives for achieving instrumental milestones that help drive long-term stockholder value creation. All three PSU financial milestone performance goals were approved in February 2025 and the PSU award will be earned in one-third tranches on or prior to February 7, 2030, if at all, and generally are subject to a minimum service vesting requirement (service through the later of January 1, 2026, 2027 and 2028 for each of the three respective milestones or the date it is determined that the respective milestone has been achieved).

Milestone 1 was achieved in December 2025 and one-third of the 2025 PSU award was deemed earned and vested on January 8, 2026, when the Compensation and Human Capital Committee certified achievement of the Milestone 1 goals. Messrs. McRae, Binder and Busse earned and vested in 166,666, 100,000, and 50,000 of their 2025 PSU awards, respectively. The remainder of the 2025 PSU award is subject to achieving two additional equally weighted milestones relating to ARR and CPS, which will be disclosed if the goals are achieved and vested.

	Milestone 1
ARR[1]	$307,000,000
CPS	5,599,000
Subscriptions and services gross margin	at or above 75%



(1)   ARR represents and is defined as the annualized paid subscriptions and services revenue we expect to recognize from subscription contracts, as calculated by taking the average paid subscriptions and services revenue per paid account of the reporting period multiplied by the number of paid accounts at the end of the reporting period.

Executive Retention Plan Awards

In August 2022, we adopted an Executive Retention Plan ("2022 Retention Program") under which Messrs. McRae and Busse had the opportunity to earn cash and equity payouts upon achievement by us of certain cumulative paid accounts and a blended 60% service gross margin thresholds over a five-year performance period beginning in September 2022 and ending in September 2027. We adopted this program – our first and only executive retention program – in consultation with our previous compensation consultants because we were facing extenuating circumstances. In particular, we were in the midst of a transformation into a services organization with recurring revenue and KPIs driven by a subscription model. We were also cash-constrained and looked to equity awards as a primary component of the retention plan to maintain our liquidity position. At the time, retention of our C-suite was critical as two chief financial officers, a chief information officer and other key executives had already left, making us even more dependent on our chief executive officer and general counsel.

In May 2025, upon the achievement of the last tranche for the 5 million cumulative paid accounts target, all accounting charges have been recognized and all awards have fully vested. No awards have been granted since November 2024 under the 2022 Retention Program, and no further awards will be granted under it. Additionally, as part of response that we received from our outreach to the investment community, the Compensation and Human Capital Committee has committed to not using off-cycle equity awards for the foreseeable future.

Other Compensation Policies and Practices

Clawback Policy

We have maintained a Clawback Policy since August 2018. In October 2023, we amended the Clawback Policy to bring it into compliance with the final rules adopted by the SEC pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the listing rules of the NYSE. Accordingly, our updated Clawback Policy provides that we are generally required to recoup certain incentive compensation received on or after October 2, 2023, if we must restate our financial statements, irrespective of whether executive misconduct is involved in such restatement, subject to certain limited exceptions permitted by the SEC rules, listing standards and applicable laws.

The updated Clawback Policy supersedes and replaces the Company's prior Clawback Policy for incentive-based compensation received on or after October 2, 2023. Under our prior Clawback Policy, which still applies to incentive compensation received by certain current and former covered officers between August 1, 2018, and prior to October 2, 2023, if we restate our financial statements, our Board generally may recoup the excess portion of cash and equity incentive compensation if our Board determines that an executive officer's intentional misconduct, fraud and/or embezzlement contributed, in whole or in part, to such restatement.

Stock Ownership Guidelines

In order to align the interest of our directors, executive officers, and employees holding a title of senior vice president or higher (collectively "Covered Individuals") with those of our stockholders, we have adopted stock ownership guidelines (the "Guidelines") that require, during their respective tenures, the Covered Individuals to maintain ownership of Eligible Shares (as defined below) with an applicable aggregate market value as set forth below. The requirement under the Guidelines puts us in the top quartile of our peer group.

Covered Individual	Ownership Guideline Multiple of Base Pay/Annual Board Service Retainer
Chief Executive Officer	6x
All Other Officers	3x
Directors	5x

The Guidelines must be achieved by each Covered Individual by the end of the calendar year in which occurs the date that is five (5) years after the later of (1) the effective date of the Guidelines (July 25, 2022) and (2) the date the individual became a Covered Individual (such period of time, the "Compliance Period"). After the Compliance Period, the Guidelines are revised whenever a Covered



Individual's base pay changes by 20% or more from the last base pay used to calculate the then-current Guidelines for such Covered Individual (each, an "Adjustment Date"), and such revised Guidelines must be achieved by the affected Covered Individual on or before the end of the calendar year in which occurs the date that is three (3) years after the Adjustment Date.

A Covered Individual's ownership shall be reviewed annually based on the number of such Covered Individual's Eligible Shares as of the last day of the calendar year to determine if the Covered Individual has met the applicable Guidelines for such year (or, during the Compliance Period, to assess progress towards meeting the Guidelines). If the Guidelines are deemed met for such year, the Covered Individual shall be deemed to comply with the Guidelines for the entire following year.

The following shares of common stock are "Eligible Shares" that shall be included in the calculation of a Covered Individual's stock ownership, whether or not purchased on the open market or obtained through the exercise of stock options or vesting of equity awards granted by Arlo to such Covered Individual: (1) shares owned outright by the Covered Individual and by members of his or her immediate family (as defined in Rule 16a-1(e) under the Exchange Act) ("Family Member"); (2) shares held in trust for the benefit of the Covered Individual, or for the benefit of a Family Member of such Covered Individual; (3) vested shares under any deferred compensation plan; and (4) vested and unvested time-based restricted stock units, net of the estimated number of shares needed to pay the minimum tax withholding for those vested units. Shares of common stock underlying (i) unexercised options (whether vested or unvested) and (ii) unearned performance-vesting restricted stock units will not be considered Eligible Shares in determining whether a Covered Individual has met the applicable Guidelines.

If a Covered Individual fails to satisfy the Guidelines, the Board may take a number of actions as it determines appropriate, including prohibiting the Covered Individual from selling any shares acquired through the vesting or the exercise of stock awards, other than shares needed to pay applicable taxes and exercise prices, until the Guidelines are met.

Agreements with Our Named Executive Officers

We have entered into employment letters with each of Messrs. McRae, Binder and Busse. The employment letters generally memorialize the executive officer's initial base salary and target annual bonus, and participation in our employee benefit plans and programs. These individuals' base salaries, annual bonus opportunities and any equity awards are reviewed annually by the Compensation and Human Capital Committee with the amounts effective for 2025 described above in this Compensation Discussion and Analysis.

Severance and Change in Control Benefits

Regardless of the manner in which a named executive officer's service terminates, the named executive officer is entitled to receive amounts earned during their term of service, including salary. Each of our named executive officers is eligible for payments or benefits in connection with certain types of involuntary terminations and/or a change in control event. None of our named executive officers are entitled to tax gross ups in connection with severance or change in control transactions. Our Compensation and Human Capital Committee periodically reviews the severance and change in control benefits that we provide, including by reference to market data, to ensure that the benefits remain appropriately structured and at reasonable levels. The Compensation and Human Capital Committee believes that severance protection benefits are necessary to provide stability among our executive officers, serve to focus our executive officers on our business operations, and avoid distractions in connection with a potential change in control transaction or period of uncertainty. A more detailed description of each of our named executive officer's potential payments and benefits upon a termination or change in control is provided below under "Potential Payments upon Termination or Change in Control."

Perquisites, Health, Welfare and Retirement Benefits

Our named executive officers are currently eligible to participate in all of our employee benefit plans, including our medical, dental, vision, group life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as our other employees. In addition, we provide a cash subsidy, which is $50 per pay period, to any employee, including a named executive officer, who does not elect coverage under our company-sponsored medical insurance plans. We also provide a 401(k) plan to our employees, including our named executive officers, as discussed in the section below entitled "401(k) Plan." We do not provide any perquisites or personal benefits to our named executive officers not otherwise also provided to our other employees, and on the same basis as to our other employees.



401(k) Plan

We currently maintain a defined contribution employee retirement plan ("401(k) plan") for our employees. Our named executive officers are eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan permits us to make discretionary contributions, including matching contributions and discretionary profit-sharing contributions. In fiscal year 2025, we matched 50% of the contributions for employees who remain active through the end of the fiscal year, up to a maximum of $4,000. The 401(k) plan currently does not offer the ability to invest in our securities.

Tax and Accounting Considerations

As a general matter, the Compensation and Human Capital Committee reviews and considers various tax and accounting implications of compensation programs we utilize.

Under Section 162(m) of the Code ("Section 162(m)"), compensation paid to each of the Company's "covered employees" that exceeds $1 million per taxable year is generally non-deductible for federal income tax purposes.

The Compensation and Human Capital Committee looks at a variety of factors in making its decisions and retains the flexibility to provide compensation for named executive officers in a manner consistent with the goals of the Company's executive compensation program and the best interests of the Company and its stockholders, which may include providing for compensation that is not deductible due to the deduction limit under Section 162(m).

We follow the Financial Accounting Standards Board's Accounting Standards Codification Topic 718 ("ASC Topic 718") for our stock-based compensation awards. ASC Topic 718 requires companies to calculate the grant date "fair value" of their stock-based awards using a variety of assumptions. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award. Grants of stock options and restricted stock units and performance-vesting restricted stock units under our equity incentive award plans are accounted for under ASC Topic 718. The Compensation and Human Capital Committee considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity award programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Hedging and Pledging of Securities

As part of our Insider Trading Compliance Program ("Insider Trading Policy"), we require that our executive officers, directors and certain designated employees limit their transactions in our stock to defined time periods, subject to certain exceptions. We also require that executive officers, directors and certain designated employees notify, and receive approval from, a Company clearing officer prior to engaging in transactions in our stock and observe other restrictions designed to minimize the risk of apparent or actual insider trading. These restrictions apply to any entities or family members whose trading activities are controlled or influenced by such executive officer, director or employee.

Further, our Insider Trading Policy prohibits our directors and employees, including our executive officers, from engaging in short sales, transactions in put or call options, hedging of stock ownership positions, pledging Company stock as collateral for a loan, or other inherently speculative transactions with respect to our stock at any time.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

While we have granted stock options to employees in the past, including to some of our named executive officers, we do not currently (and in 2025 did not) grant stock options, stock appreciation rights, or similar instruments with option-like features. The Compensation and Human Capital Committee generally does not take material nonpublic information into account when determining the timing of equity awards and it does not seek to time the award of equity awards in relation to our public disclosure of material nonpublic information. We have not timed the release of material nonpublic information for the purpose of affecting the value of executive compensation.



Compensation and Human Capital Committee Report*

The Compensation and Human Capital Committee has reviewed and discussed with management the Compensation Discussion and Analysis (the "CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation and Human Capital Committee has recommended to our Board of Directors that the CD&A be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Jocelyn E. Carter-Miller (Chair)
Ralph E. Faison
Prashant (Sean) Aggarwal
Grady K. Summers

* The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of the Company under the Exchange Act or the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.



Executive Compensation Table

Summary Compensation Table

The following table sets forth certain information regarding the compensation of our named executive officers for services rendered in all capacities to Arlo for the years ended as of December 31st as indicated.

Name and Principal Position	Year	Salary	Stock Awards[1]	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Matthew McRae	2025	$790,000	$ 5,590,000[2]	$ 963,800[3]	$14,602[4]	$ 7,358,402
Chief Executive Officer	2024	$790,000	$19,910,096	$2,560,900	$ 7,300	$23,268,296
	2023	$790,000	$ 6,550,000	$2,553,000	$18,634	$ 9,911,634
Kurtis Binder	2025	$500,000	$ 3,354,000[2]	$ 427,000[3]	$ 4,102	$ 4,285,102
Chief Financial Officer and Chief Operating Officer	2024	$500,000	$ 9,120,000	$ 248,500	$ 4,000	$ 9,872,500
	2023	$500,000	$ —	$ 245,000	$ 3,184	$ 748,184
Brian Busse	2025	$410,000	$ 1,677,000[2]	$ 250,100[3]	$ 4,102	$ 2,341,202
General Counsel	2024	$410,000	$ 2,568,783	$ 345,550	$ 4,000	$ 3,328,333
	2023	$390,000	$ 1,259,500	$ 336,500	$ 1,184	$ 1,987,184

(1)　The amounts reported in this column represent the aggregate grant date fair value of stock awards granted to our named executive officers during the indicated year, as determined in accordance with the share-based payment accounting guidance under FASB ASC 718 (without regard to estimates of forfeitures). Refer to Note 2 in the Notes to Consolidated Financial Statements in Item 8 of Part II of the Annual Report for the assumptions used to estimate fair value at the grant date. With respect to the performance-based incentives granted during each year, the aggregate grant date fair value is based on the then-probable outcome of the applicable performance conditions, as determined under FASB ASC 718.

(2)　Represents the grant date fair value of the ARR/CPS PSUs granted in 2025. The aggregate grant date fair value reported is based on the then-probable outcome of the applicable performance conditions, as determined under FASB ASC 718; with respect to these awards, such probable outcome assumes maximum achievement (that is, achievement of all performance milestones).

(3)　Represents our 2025 executive bonus plan, which was paid in a mix of fully vested RSUs and cash in February 2026.

(4)　Includes an incentive of $10,602 to Mr. McRae from Arlo's inventor incentive program.



Grants of Plan-Based Awards

The following table shows for the fiscal year ended December 31, 2025, certain information regarding grants of plan-based awards to our named executive officers:

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | Grant Date Fair Value of Stock Awards[4] ($) |
		Threshold[2] ($)	Target[1] ($)	Maximum[2] ($)	Threshold (#)	Target (#)	Maximum (#)	
Matthew McRae	2/7/2025	$ —	$ —	$ —	166,666	333,334[3]	500,000	$5,590,000
	2/27/2025	$79,000	$790,000	$1,185,000	—	—	—	$ —
Kurtis Binder	2/7/2025	$ —	$ —	$ —	100,000	200,000[3]	300,000	$3,354,000
	2/27/2025	$35,000	$350,000	$ 525,000	—	—	—	$ —
Brian Busse	2/7/2025	$ —	$ —	$ —	50,000	100,000[3]	150,000	$1,677,000
	2/27/2025	$20,500	$205,000	$ 307,500	—	—	—	$ —

(1) For 2025, Messrs. McRae, Binder and Busse had the opportunity to earn a target annual performance bonus equal to 100%, 70% and 50% of their annual base salary, respectively.

(2) The threshold payout assumes that only one of the performance objectives for 2025 is achieved. The maximum payout any NEO could receive was 150% of target bonus in 2025.

(3) The PSUs will vest in three substantially equal installments upon achievement of both cumulative paid accounts of 5,599,000, 6,599,000 and 7,599,000, and annual recurring revenue of $307 million, $357 million, and $407 million, provided that regardless of achievement of the performance milestones, a service requirement (in each case with respect to one-third of the total number of PSUs) of January 1, 2026, 2027, and 2028, must be completed before any of the PSUs can vest, and further provided that the performance milestones must be satisfied, if at all, on or prior to February 7, 2030. The threshold column reflects the number of PSUs that will vest if only the first performance level is achieved; the target column reflects the number of PSUs that will vest if the first two performance levels are achieved; the maximum column reflects the number of PSUs that will vest if all of the performance levels are achieved, in each case on or prior to the expiration of the award and further assuming that the necessary service requirements are satisfied. The performance level under the first tranche of these PSUs was achieved during our fiscal year 2025, but remained subject to a service-based condition that was satisfied on January 1, 2026, as certified by our Compensation and Human Capital Committee on January 8, 2026.

(4) The amounts reported represent the aggregate grant date fair value of the PSUs, as applicable, awarded to the NEOs during 2025, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the PSUs, as applicable, reported in this column are set forth in Note 8 to our Consolidated Financial Statements for the year ended December 31, 2025 included in our Annual Report. The amounts reported in this column reflect the aggregate accounting cost for these equity awards, and do not correspond to the actual economic value that may be received by the NEOs upon the vesting/settlement of the PSUs or any sale of the underlying shares of common stock. The grant date fair value of PSUs is based on probable achievement of the performance metrics at target.



Outstanding Equity Awards

The following table sets forth certain information regarding equity awards granted to our named executive officers that were outstanding as of December 31, 2025.

			Option Awards			Stock Awards			
Name	Grant date	Type of awards	Number of securities underlying unexercised options exercisable (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)[1]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[1]
Matthew McRae	10/19/2017	Option[9]	39,993	$10.09	10/19/2027	—	$ —	—	$ —
	1/28/2022	RSUs[2]	—	$ —	—	46,102	$ 644,967	—	$ —
	1/28/2022	CB PSUs[4]	—	$ —	—	20,488	$ 286,623	—	$ —
	1/28/2022	TSR PSUs[5]	—	$ —	—	167,447	$2,342,584	—	$ —
	2/3/2022	CEO PSUs[6]	—	$ —	—	33,175	$ 464,118	—	$ —
	1/27/2023	RSUs[2]	—	$ —	—	218,750	$3,060,313	—	$ —
	2/1/2024	CPS PSUs[7]	—	$ —	—	—	$ —	288,824	$4,040,648
	2/7/2025	ARR/CPS PSUs[8]	—	$ —	—	166,666	$2,331,653	333,334	$4,663,343
Kurtis Binder	9/30/2022	RSUs[3]	—	$ —	—	300,000	$4,197,000		
	2/1/2024	CPS PSUs[7]	—	$ —	—	—	$ —	333,334	$4,663,343
	2/7/2025	ARR/CPS PSUs[8]	—	$ —	—	100,000	$1,399,000	200,000	$2,798,000
Brian Busse	8/2/2018	Option[9]	41,000	$16.00	8/2/2028	—	$ —	—	$ —
	1/28/2022	RSUs[2]	—	$ —	—	15,807	$ 221,140	—	$ —
	1/28/2022	CB PSUs[4]	—	$ —	—	7,024	$ 98,268	—	$ —
	1/28/2022	TSR PSUs[5]	—	$ —	—	57,410	$ 803,173	—	$ —
	1/27/2023	RSUs[2]	—	$ —	—	62,500	$ 874,375	—	$ —
	2/1/2024	CPS PSUs[7]	—	$ —	—	—	$ —	50,000	$ 699,500
	2/7/2025	ARR/CPS PSUs[8]	—	$ —	—	50,000	$ 699,500	100,000	$1,399,000

(1) Calculated as the product of the closing price of our common stock on the NYSE on December 31, 2025 (the last market trading day in 2025), which was $13.99, and the number of shares subject to the applicable award.

(2) The RSUs will vest in four equal annual installments during the period that begins on the RSU grant date.

(3) The RSUs will vest in five equal annual installments during the period that begins on the RSU grant date.

(4) The CB PSUs will vest in three equal annual installments during the period that begins on the CB PSU grant date based on achievement of a cash balance milestone. The number of shares in the table above represents PSUs for which the milestone was achieved and which are now subject to service-based vesting.

(5) The TSR PSUs will vest at the end of the four-year performance period that begins on the TSR PSUs grant date based on achievement of Arlo stock price relative to the benchmark based on the Russell 2000 Index during the four-year period from the grant date. The number of shares reflected in the table above is the target number of shares that can be earned under the TSR PSUs.

(6) The CEO PSUs will be eligible to vest over a four-year service vesting schedule measured in substantially equal quarterly installments beginning on the CEO PSUs' grant date in five equal tranches based on our achievement of certain average daily closing prices per share of the common stock during the performance period. The entries in the table above represent PSUs for which the stock price performance targets were achieved and which are now subject to service-based vesting.

(7) The CPS PSUs granted on February 1, 2024 to Mr. McRae, Mr. Binder, and Mr. Busse will vest in three substantially equal installments upon achievement of cumulative paid accounts of 3,813,000, 4,813,000, 5,813,000. The first and second tranches were achieved and vested during our fiscal year 2024 and 2025, respectively. The last tranche remained unachieved and unvested as of December 31, 2025.

(8) The ARR/CPS PSUs granted on February 7, 2025 to Mr. McRae, Mr. Binder, and Mr. Busse will vest in three substantially equal installments upon achievements of cumulative paid accounts of 5,599,000, 6,599,000 and 7,599,000, and annual recurring revenue of $307 million, $357 million, and $407 million, with a service period requirement of January 1, 2026, 2027, and 2028. The first tranche of the ARR/CPS PSUs was achieved during our fiscal year 2025, as certified by our Compensation and Human Capital Committee on January 8, 2026, but remained subject to a service-based condition that was satisfied on January 1, 2026.

(9) The options granted to Mr. McRae and Mr. Busse became fully vested and exercisable on October 19, 2021 and August 2, 2022, respectively.

Option Exercises and Stock Vested

The following table shows for the fiscal year ended December 31, 2025, certain information regarding option exercised and stock vested during the last fiscal year with respect to our named executive officers. The amount shown under "Value Realized on Vesting" reflects the product of the fair market value of our common stock on the applicable vesting date multiplied by the number of shares subject to stock awards that vested and does not necessarily reflect proceeds actually received by the named executive officers.



	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Matthew McRae	—	$—	2,569,255	$36,518,926
Kurtis Binder	—	$—	754,681	$ 9,074,964
Brian Busse	—	$—	331,078	$ 4,363,147

Option Repricings and Equity Award Modifications

We did not engage in any repricings or other material modifications with respect to the outstanding equity awards held by or granted to our named executive officers during the fiscal year ended December 31, 2025.

Equity Compensation Plan Information

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2025.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in (a)) (c)
Equity compensation plans approved by security holders[1]	9,726,230[2]	$14.10	6,058,137[3]
Equity compensation plans not approved by security holders			1,493,833
Total	9,726,230	$14.10	7,551,970

(1) The number of shares of our common stock reserved under the 2018 Plan will increase on the first day of each fiscal year beginning on January 1, 2019 in an amount equal to the lesser of (1) four percent (4%) of our outstanding shares of common stock as of the last day of the immediately preceding fiscal year and (2) such number of shares as our Board may determine; provided, however, that such determination under clause (2) will be made no later than the last day of the immediately preceding fiscal year. The number of shares of our common stock available for issuance under our 2018 Employee Stock Purchase Plan (the "2018 ESPP") also automatically increases on the first day of each fiscal year beginning on January 1, 2019, in an amount equal to the least of: (1) 1,000,000 shares, (2) one percent (1%) of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year and (3) such number of shares as our Board may determine; provided, however, that such determination under clause (3) will be made no later than the last day of the immediately preceding fiscal year.

(2) Includes outstanding RSUs that do not carry an exercise price. Accordingly, the weighted average exercise price of outstanding options, warrants and rights (column (b)) excludes the grant of RSUs.

(3) Includes 2,914,885 shares available for future issuance under the 2018 Plan and 3,143,252 shares available for future issuance under the 2018 ESPP.



Compensation Plans

2018 Equity Incentive Plan

Our Board adopted and our stockholders approved the 2018 Plan, which became effective on August 1, 2018.

Initially, 7,500,000 shares of our common stock were available for issuance under the 2018 Plan. On December 31, 2018, 6,822,787 shares of our common stock were added to the 2018 Plan reserve as Adjusted Awards (as defined in the 2018 Plan). In addition, the number of shares of our common stock reserved under the 2018 Plan will increase on the first day of each fiscal year beginning on January 1, 2019 in an amount equal to the lesser of (1) four percent (4%) of our outstanding shares of common stock as of the last day of the immediately preceding fiscal year and (2) such number of shares as our Board may determine; provided, however, that such determination under clause (2) will be made no later than the last day of the immediately preceding fiscal year. On January 1, 2026, an additional 4,200,189 shares were added to the share reserve under the 2018 Plan pursuant to the preceding sentence.

The Compensation and Human Capital Committee approved, in 2021, 2022 and 2025, amendments to the 2018 Plan to, among other things, reserve an additional 3,000,000, 3,000,000 and 1,500,000 shares of our common stock, respectively, to be used exclusively for grants of awards to individuals who were not previously employees or non-employee directors (or following a bona fide period of non-employment), as an inducement material to the individual's entry into employment with us within the meaning of Rule 303A.08 of the NYSE Listed Company Manual ("Rule 303A.08").

The 2018 Plan contains certain annual award limits, and the maximum number of shares and/or cash that may be issued to any one individual (other than any non-employee director) under the 2018 Plan in any fiscal year.

Under the 2018 Plan, no outside director may be granted, in any fiscal year, share-based awards with a grant date fair value (determined in accordance with U.S. generally accepted accounting principles) greater than $500,000, increased to $1,000,000 in the fiscal year of his or her initial service as an outside director, with each of the foregoing limits increased by $25,000 on January 1 of each year during the term of the 2018 Plan.

Stock Options

Each option granted under the 2018 Plan is evidenced by an award agreement specifying the number of shares subject to the option and the other terms and conditions of the option. The exercise price per share of each option may not be less than the fair market value of a share of our common stock on the date of grant (except if granted pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code). However, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all of our classes of stock or any of our parent or subsidiary corporations must have an exercise price per share equal to at least 110% of the fair market value of a share on the date of grant.

Options are exercisable at such times and under such conditions as the administrator determines and as set forth in the award agreement. Unless otherwise provided in the award agreement, an option subject to only time-based vesting will become fully vested upon termination of a participant's service for retirement, disability, or death.

The maximum term of an option is specified in the award agreement, provided that options will have a maximum term of no more than ten years, and provided further that an incentive stock option granted to a 10% stockholder must have a term not exceeding five years.

The administrator determines and specifies in each award agreement, solely in its discretion, the post-termination exercise period applicable to an option following a participant's terminating service with us or our applicable parent, subsidiary, or affiliate. In the absence of such a determination, a participant (or such other appropriate person) will be able to exercise the vested portion of an option for: (1) three months following the participant's termination for reasons other than retirement, death, or disability, and (2) 12 months following the participant's termination due to retirement, death, or disability. In no event, however, will an option be exercisable beyond its term.

Restricted Stock Units

RSUs are stock awards under the 2018 Plan which represent a right to receive cash or shares of our common stock at a future date.



RSUs result in a payment to a participant only if the vesting criteria the administrator establishes are achieved or the awards otherwise vest. Unless otherwise provided in the award agreement, RSUs subject to only time-based vesting will become fully vested upon termination of a participant's service for retirement, disability or death.

After the grant of RSUs, the administrator, in its sole discretion, may reduce or waive any restrictions (including vesting criteria) with respect to such RSUs. Payment of earned RSUs will be made as soon as practicable after the date set forth in the award agreement, and, in the administrator's sole discretion, will be settled in cash, shares of our common stock, or in a combination of both (which will have an aggregate fair market value equal to the earned RSUs).

Performance Units

Performance units are RSUs that result in a payment to a participant only if specified performance objectives or other vesting provisions are achieved during a specified performance period. PSUs are performance units under the 2018 Plan. Each award of performance units is evidenced by an award agreement specifying the performance period during which achievement of applicable performance objectives or other vesting criteria will be measured and other terms and conditions of the award. Each performance unit has an initial value established by the administrator on or before the grant date.

The administrator sets performance objectives or other vesting provisions, which may be based upon achieving company-wide, divisional, business unit or individual goals (including continued employment or service), applicable federal or state securities laws or any other basis the administrator determines in its discretion.

After the applicable performance period has ended, the holder of performance units will be entitled to receive a payout of the number of performance units or shares earned by the participant over the performance period. The administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or shares. Payment of earned performance units or shares will be made as soon as practicable after the end of the applicable performance period, and, in the administrator's sole discretion, will be made in cash, in shares of equivalent value or any combination of both (which will have an aggregate fair market value equal to the earned performance units or shares at the close of the applicable performance period). A participant will forfeit all performance units or shares that are unearned or unvested as of the date set forth in the award agreement.

Change in Control

The 2018 Plan provides that, in the event of a ''change in control'' (as defined in the 2018 Plan), each award will be treated as the administrator determines, including that: (1) awards may be assumed or substantially equivalent awards will be substituted by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments to the number and kind of shares and prices; (2) upon written notice to a participant, that the participant's awards will terminate upon or immediately before the completion of such change in control; (3) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part, before or upon completion of such change in control, and, to the extent the administrator determines, terminate upon or immediately before the effectiveness of such merger or change in control; (4) (a) awards will be terminated in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant's rights as of the date the transaction occurs, or (b) awards will be replaced with other rights or property the administrator selects in its sole discretion; or (5) any combination of the foregoing. The administrator will not be required to treat all awards similarly in the transaction.

An award will not be considered assumed or substituted for unless: (1) the replacement award is the same type as the replaced award, (2) the replacement award has a value equal to the value of the replaced award as determined by the Compensation and Human Capital Committee in its discretion, (3) if the replaced award was equity-based, the replacement award relates to our publicly traded securities or the publicly traded securities of the surviving entity following the change in control, (4) the replacement award contains terms relating to vesting that are substantially identical to those of the replaced award and (5) if the terms and conditions of the replacement award are not less favorable to the participant than the terms and conditions of the replaced award as of the date of the change in control.

If the successor corporation does not assume or substitute for the award, options and stock appreciation rights will become fully vested and exercisable, all restrictions on restricted stock and restricted stock units will lapse, and, for awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all



other terms and conditions will be deemed met. In addition, if an option or stock appreciation right is not assumed or substituted for, the administrator will notify the participant that the option or stock appreciation right will be exercisable for a period of time the administrator determines in its sole discretion, and the option or stock appreciation right will terminate upon the expiration of such period.

With respect to awards granted to our non-employee directors, in the event of a change in control, the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and, for awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Termination or Amendment

The 2018 Plan will automatically terminate ten years from August 1, 2018, unless terminated earlier by our Board. The administrator may amend, alter, suspend or terminate the 2018 Plan at any time, provided that no amendment may be made without stockholder approval to the extent approval is necessary or desirable to comply with any applicable laws. In addition, no amendment, alteration, suspension or termination may materially impair the rights of any participant unless mutually agreed in writing otherwise between the participant and the administrator.

Adjusted Awards

With respect to any adjusted awards, to the extent that the terms of the 2018 Plan are inconsistent with the terms of the adjusted award, the terms of the adjusted award are governed by the applicable plan under which the adjusted award was granted and the award agreement pursuant to which the adjusted award was granted.

2018 Employee Stock Purchase Plan

Our Board has adopted and our stockholders have approved the 2018 ESPP, which became effective upon the completion of our initial public offering in August 2018.

The 2018 ESPP provides our eligible employees with an opportunity to purchase shares of our common stock through accumulated payroll deductions. We believe that allowing our employees to participate in the 2018 ESPP provides them with a further incentive to ensure our success and accomplish our corporate goals.

On August 1, 2018, in connection with our initial public offering, we reserved a total of 1,500,000 shares of common stock for issuance under the 2018 ESPP. The number of shares of our common stock available for issuance under our 2018 ESPP also automatically increases on the first day of each fiscal year beginning on January 1, 2019, in an amount equal to the least of: (1) 1,000,000 shares, (2) one percent (1%) of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year and (3) such number of shares as our Board may determine; provided, however, that such determination under clause (3) will be made no later than the last day of the immediately preceding fiscal year. In October 2025, the Compensation and Human Capital Committee determined that the automatic increase in the share reserve under 2018 ESPP would not occur on January 1, 2026.

Eligibility

Generally, each of our common law employees whose customary employment with us is at least twenty (20) hours per week and more than five (5) months in a calendar year is eligible to participate in the 2018 ESPP; except that no employee will be granted an option under the 2018 ESPP (1) to the extent that, immediately after the grant, such employee would own or have the right to purchase five percent (5%) or more of the total combined voting power or value of all classes of our capital stock or any of our parents or subsidiaries, or (2) to the extent that his or her rights to purchase stock under all of our 2018 ESPP accrues at a rate which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the fair market value of the shares at the time such option is granted) for each calendar year in which such option is outstanding at any time.

Offering Periods and Purchases

Unless the administrator determines otherwise, each offering period during which an option granted pursuant to the 2018 ESPP may be exercised will have a duration of approximately six (6) months.



Unless and until the administrator determines otherwise, the per share purchase price is eighty-five percent (85%) of the fair market value of a share of common stock on the offering date or the exercise date, whichever is lower; provided, however, that the purchase price may be adjusted by the administrator.

The number of whole shares of common stock that a participant may purchase in each offering period is determined by dividing the total amount of payroll deductions withheld from the participant's compensation during that offering period by the purchase price.

Termination of Employment/Change in Control

Upon termination of a participant's employment for any reason, including death or disability, he or she shall be deemed to have elected to withdraw from the 2018 ESPP and any payroll deductions credited to the participant's account (to the extent not yet used to purchase shares of our common stock) shall be returned to the participant or, in the case of death, to the person or persons entitled thereto as provided in the 2018 ESPP, and such participant's option will automatically be terminated.

In the event of a ''change in control,'' as defined in the 2018 ESPP, each option under the 2018 ESPP will be assumed or an equivalent option will be substituted by the successor corporation or a parent or subsidiary of such successor corporation. In the event the successor corporation refuses to assume or substitute for the options, any offering periods then in progress will be shortened by setting a new exercise date on which such offering period will end. The new exercise date will occur prior to the change of control. Further, the administrator will notify each participant in writing, at least ten business days prior to the new exercise date, that the exercise date has been changed to the new exercise date and that the participant's option will be exercised automatically on the new exercise date, unless the participant has already withdrawn from the offering period.

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer's service terminates, the named executive officer is entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation, as applicable.

Involuntary Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control

Upon a termination without cause or resignation with good reason that occurs during the one month prior to or 12 months following a change in control, Messrs. McRae, Binder, and Busse would be entitled to (1) lump-sum cash severance equal to a multiple (2 times for Mr. McRae and 1 times for Messrs. Binder and Busse) of the sum of the executive officer's annual base salary and target annual bonus, (2) a number of months (24 for Mr. McRae and 12 for Messrs. Binder and Busse) of premium payments for health benefits continuation and (3) vesting of all outstanding, unvested time-based equity awards and all of the then-unvested CPS PSUs and ARR/CPS PSUs. The above severance payments are conditioned upon the execution and non-revocation of a release of claims.

The agreements do not provide for any excise tax gross ups. If the merger-related payments or benefits of Messrs. McRae, Binder, and Busse are subject to the excise tax under Section 4999 of the Code, then the executive officer will either receive all such payments and benefits subject to the excise tax or such payments and benefits will be reduced so that the excise tax does not apply, whichever approach yields the best after-tax outcome for the executive officer.

Involuntary Termination Without Cause or Resignation for Good Reason without a Change in Control

Upon a termination without cause or resignation with good reason that does not occur during the period beginning one month prior to, and ending 12 months following a change in control, Messrs. McRae, Binder, and Busse are each entitled to (1) cash severance equal to the named executive officer's annual base salary and, for Mr. McRae, an additional amount equal to his target annual bonus, (2) 12 months of premiums for health benefits continuation and (3) accelerated vesting of any unvested equity awards that would have vested during the 12 months following the termination date for Messrs. McRae, Binder, and Busse (or, with respect to the CPS PSUs and the CPS/ARR PSUs, vesting into the next tranche of such CPS PSUs and ARR/CPS PSUs).

The aforementioned payments and accelerations are subject to satisfaction of certain conditions by a participant, including the execution and non-revocation of a release of claims.



The following table shows the potential payments upon termination of employment or a change in control for the named executive officers. The table assumes that the triggering event took place on December 31, 2025. The closing market price of a share of our common stock on December 31, 2025 (the last trading day of 2025) was $13.99.

Name	Benefit	Involuntary Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control ($)	Involuntary Termination Without Cause Not in Connection with a Change in Control ($)
Matthew McRae	Severance Payments	$ 3,160,000	$ 1,580,000
	Vesting Acceleration	16,781,579	10,588,080
	COBRA Payments	73,123	36,561
	Total	$20,014,702	$12,204,641
Kurtis Binder	Severance Payments	$ 850,000	$ 500,000
	Vesting Acceleration	13,057,343	8,160,843
	COBRA Payments	36,561	36,561
	Total	$13,943,904	$ 8,697,404
Brian Busse	Severance Payments	$ 615,000	$ 410,000
	Vesting Acceleration	4,434,033	2,597,845
	COBRA Payments	36,216	36,216
	Total	$ 5,085,249	$ 3,044,061



CEO Pay Ratio

Under Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of SEC Regulation S-K, we are required to provide the ratio of the annual total compensation of our CEO, Mr. McRae, to the median annual total compensation of all of our employees (except our CEO).

For 2025, the median of the annual total compensation of all of our employees (other than our CEO) was $286,083, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. The annual total compensation of our CEO, Mr. McRae, as reported in the Summary Compensation Table was $7,358,402. Accordingly, for 2025, the ratio of the compensation of our CEO to the compensation for our median employee was estimated to be 26:1.

We used the following methodology to identify the median employee:

- We included all worldwide full-time employees other than our CEO as of December 31, 2025.

- We annualized the compensation of all new full-time employees who were hired between January 1 and December 31, 2025 to reflect their estimated compensation over the entire year.

- We used actual salary paid, actual bonus, and the value of equity awards granted in 2025 as our consistently applied compensation measure.

- We applied an exchange rate as of December 31, 2025 to convert all international currencies into U.S. dollars.

We believe our CEO pay ratio presented above is a reasonable estimate. The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.



Pay Versus Performance

The disclosure included in this section is prescribed by SEC rules and does not necessarily align with how the Company or the Compensation and Human Capital Committee view the link between the Company's performance and named executive officer pay. For additional information about our pay-for-performance philosophy and how we align executive compensation with Company performance, refer to the Compensation Discussion and Analysis.

Required Tabular Disclosure of Pay Versus Performance

The following table reports the compensation of our principal executive officer ("PEO") and the average compensation of the other named executive officers ("NEO") as disclosed in the Summary Compensation Table ("SCT") for the past four fiscal years, as well as their "compensation actually paid," as defined and calculated pursuant to Item 402(v) of Regulation S-K, and certain performance measures required by the rules. The table also provides information on our cumulative TSR, the cumulative TSR of our peer group, net income (loss), and adjusted EBITDA. Use of the term "compensation actually paid" ("CAP") is required by the SEC's rules and as a result of the calculation methodology required by the SEC, such amounts differ from compensation actually received by the individuals and the compensation decisions described in the "Compensation Discussion and Analysis" section above.

					Value of initial fixed $100 investment based on:			
Year[1]	Summary compensation table total for PEO	Compensation actually paid to PEO[2]	Average SCT total for Non-PEO NEOs	Average compensation actually paid to Non-PEO NEOs[2]	Arlo TSR[3]	Peer group TSR[3]	Net income (loss) (in thousands)	Adjusted EBITDA (in thousands)[4]
2025	$ 7,358,402	$20,816,002	$3,313,152	$ 6,049,638	$179.59	$138.92	$ 14,926	$74,749
2024	$23,268,296	$41,102,735	$6,600,417	$11,016,997	$143.65	$116.91	$(30,504)	$40,321
2023	$ 9,911,634	$36,543,991	$1,367,684	$ 8,011,446	$122.21	$118.16	$(22,036)	$29,013
2022	$15,405,950	$ (4,020,347)	$4,282,541	$ (18,473)	$ 45.06	$ 97.95	$(56,626)	$ (1,296)
2021	$10,458,023	$17,399,037	$1,691,808	$ 2,843,554	$134.66	$126.53	$(56,029)	$ (5,251)

(1)   Mr. McRae served as our PEO for 2025, 2024, 2023, 2022, and 2021. The non-PEO NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2025, 2024 and 2023, Kurtis Binder and Brian Busse; (ii) for 2022, Kurtis Binder, Brian Busse and Gordon Mattingly; and (iii) for 2021, Brian Busse and Gordon Mattingly.

(2)   Represents compensation actually paid to Mr. McRae and the average amount paid to our non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. McRae's total compensation and average total reported compensation for our non-PEO NEOs as a group for 2025 as reported in the Summary Compensation Table to determine the CAP. The following table reflects the value of equity calculated in accordance with the SEC methodology for determining CAP for each year shown. We use the closing price on the applicable date as a basis for fair value. Fair values for certain PSU award are measured using a Monte Carlo simulation model as PSUs contain a market condition at the time of grant (as calculated in accordance with FASB ASC Topic 718), and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant.

Year and position	Summary compensation table total	Less: Grant date fair value of equity awards reported in the summary compensation table	Plus: Fair value of equity awards granted during the year that remain unvested as of year end	Plus: Fair value of equity awards granted during the year that vested during the year	Plus: Change in fair value of prior years' equity awards that outstanding and unvested as of year end	Plus: Change in fair value of prior years' equity awards vested during the year	Less: Fair value of prior years' equity awards that failed to meet vesting conditions	Compensation actually paid
PEO								
2025	$7,358,402	$5,590,000	$6,995,000	$2,735,020	$574,389	$8,743,191	$—	$20,816,002
Average Non-PEO Named Executive Officers								
2025	$3,313,152	$2,515,500	$3,147,750	$1,246,166	$201,758	$ 656,312	$—	$ 6,049,638

(3)   Arlo TSR is cumulative for the measurement periods beginning on December 31, 2021 and ending on December 31, 2025, respectively, calculated in accordance with Item 201(e) of Regulation S-K. Peer Group TSR is calculated based on the S&P 600 Information Technology Index, which is used for purposes of Item 201(e) of Regulation S-K.

(4)   As required by Item 402(v) of Regulation S-K, we have determined adjusted EBITDA as the company selected measure starting with 2025. Refer to Annex A of this Proxy Statement for reconciliations of non-GAAP financial measures.



Required Tabular Disclosure of Most Important Financial Performance Measures

Listed below are the financial measures that in our assessment represent the most important performance measures we use to link CAP for the last fiscal year to company performance:

- Adjusted EBITDA

- Cumulative paid accounts

- Annual recurring revenue

Required Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

As required by Item 402(v) of Regulation S-K, we are providing the following graphs to illustrate the relationship between the pay and performance figures that are included in the pay versus performance tabular disclosure above. In addition, the first graph below further illustrates the relationship between Company TSR and that of the S&P 600 IT Index. As noted above, CAP for purposes of the tabular disclosure and the following graphs were calculated in accordance with SEC rules and do not fully represent the actual final amount of compensation earned by or actually paid to our named executive officers during the applicable years.

Our management team's successful execution of Arlo's transformation strategy resulted in Arlo developing a reputation for operational excellence and financial discipline. Consistently meeting and exceeding our operational targets generated a significant boost to Arlo's financial outlook and resulted in TSR of nearly 300% since December 2022, which outperformed Arlo's peer group and the S&P 600 IT Index.







All information provided above under the "Pay Versus Performance" heading will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates such information by reference.



Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of the common stock as of March 6, 2026, by: (i) each director; (ii) each of our named executive officers; (iii) all of our executive officers and directors as a group; and (iv) all those known to be beneficial owners of more than 5% of our stock.

The following table is based upon information supplied by officers, directors and principal stockholders and Schedules 13G or 13D filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 108,235,171 shares outstanding on March 6, 2026, adjusted as required by rules promulgated by the SEC. Unless otherwise indicated, the address for the following beneficial owners is: c/o Arlo Technologies, Inc., 5770 Fleet Street, Carlsbad, California 92008.

Name of Beneficial Owner	Beneficial Ownership			
	Number of Shares of Common Stock Beneficially Owned	Number of Shares Underlying Equity Awards Beneficially Owned[5]	Total Shares Beneficially Owned	Percentage of Total Shares Beneficially Owned
Greater than 5% stockholders				
BlackRock, Inc.[1]	15,836,831	—	15,836,831	14.6%
Vanguard Group, Inc.[2]	9,556,442	—	9,556,442	8.8%
Brandes Investment Partners L.P.[3]	8,202,794	—	8,202,794	7.6%
Wasatch Advisors L.P.[4]	5,505,467	—	5,505,467	5.1%
Directors and Named Executive Officers				
Matthew B. McRae	924,100	328,817	1,252,917	1.1%
Kurtis Binder	160,970	333,334	494,304	*
Brian Busse	527,639	91,000	618,639	*
Ralph E. Faison	371,838	—	371,838	*
Jocelyn E. Carter-Miller	101,144	—	101,144	*
Grady K. Summers	208,563	—	208,563	*
Prashant (Sean) Aggarwal	—	—	—	*
Amy M. Rothstein	75,032	10,000	85,032	*
Catriona M. Fallon	73,816	—	73,816	*
All current executive officers and directors as a group (9 persons)	2,443,102	763,151	3,206,253	2.9%

* Less than one percent.

(1) Information regarding BlackRock, Inc. ("BlackRock") is based solely on a Schedule 13G/A filed by BlackRock with the SEC on July 18, 2025. The Schedule 13G/A indicates that BlackRock has sole voting power with respect to 15,662,319 shares of common stock and sole dispositive power with respect to 15,836,831 shares of common stock. BlackRock's address is 50 Hudson Yards, New York, NY 10001.

(2) Information regarding The Vanguard Group, Inc. ("Vanguard") is based solely on a Schedule 13G/A filed by Vanguard with the SEC on February 13, 2024. The Schedule 13G/A indicates that Vanguard has shared voting power with respect to 154,628 shares of common stock, shared dispositive power with respect to 237,234 shares of common stock, and sole dispositive power with respect to 9,319,208 shares of common stock. Vanguard's address is 100 Vanguard Blvd, Malvern, PA 19355.

(3) Information regarding Brandes Investment Partners L.P., an investment adviser registered under the Investment Advisers Act of 1940 ("Brandes"), is based solely on a Schedule 13G/A filed by Brandes, its control persons and its holding company with the SEC on February 12, 2026. The Schedule 13G/A indicates that Brandes has shared voting power with respect to 4,641,379 shares of common stock and shared dispositive power with respect to 8,202,794 shares of common stock with CO-GP, LLC, Brandes Worldwide Holdings, L.P., and Glenn Carlson, each of which is a control person of Brandes (collectively, the "control persons"). Neither Brandes nor the control persons have sole dispositive or voting power with respect to the shares. Each of the control persons disclaims beneficial interest as to the shares, except for an amount equal to substantially less than one percent of the shares reported in the Schedule 13G/A. None of these entities or individuals holds the shares for its/his own account except on a de minimis basis. The address for Brandes and each of the control persons is 4275 Executive Square, 5th Floor, La Jolla, CA 92037.



(4) Information regarding Wasatch Advisors L.P. ("Wasatch") is based solely on a Schedule 13G filed by Wasatch with the SEC on November 12, 2025. The Schedule 13G indicates that Wasatch has sole voting power with respect to 4,128,237 shares of common stock and sole dispositive power with respect to 5,505,467 shares of common stock. Wasatch's address is 505 Wakara Way, 3rd Floor, Salt Lake City, UT 84108.

(5) The SEC deems a person to have beneficial ownership of all shares that he or she has the right to acquire within 60 days. The shares indicated represent shares underlying stock options exercisable and the RSUs vesting within 60 days of March 6, 2026.



PROPOSAL ONE

ELECTION OF DIRECTORS

The Board is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director's successor is duly elected and qualified.

The Board presently has seven members. There are three Class II directors whose term of office expires in 2026: Grady K. Summers, Prashant (Sean) Aggarwal and Amy Rothstein. Messrs. Summers and Aggarwal and Ms. Rothstein were previously elected by the stockholders. Proxies may not be voted for a greater number of persons than the number of nominees named in this proxy statement, which is three. Messrs. Summers and Aggarwal and Ms. Rothstein, each a current director, were each recommended for nomination to the Board at the Annual Meeting by the Nominating and Corporate Governance Committee of the Board. If elected at the Annual Meeting, Messrs. Summers and Aggarwal and Ms. Rothstein would each serve until the 2029 Annual Meeting of Stockholders or until his or her successor has been duly elected and qualified, or, if sooner, until his or her death, resignation, or removal. It is our policy to invite directors and nominees for director to attend the Annual Meeting. All of our directors attended our 2025 Annual Meeting of Stockholders.



Nominees for Election for a Three-Year Term Expiring at the 2029 Annual Meeting



Grady K. Summers

Age 49

Director since 2018

Board Committees:
Cybersecurity and Privacy (Chair), Compensation and Human Capital

Other Current Public Company Boards:
None

Business Experience:

Grady K. Summers has served as a member of our Board since 2018. Prior to joining the Arlo Board, Mr. Summers served on the board of directors of NETGEAR from 2016 to 2018. Mr. Summers currently serves as the CEO of Netwrix, a leading provider of data security solutions. Mr. Summers has held various executive positions at SailPoint, FireEye, Mandiant, and Ernst & Young. He also held various technology and cybersecurity roles at General Electric, including Chief Information Security Officer.

Mr. Summers holds an MBA from Columbia University and a B.S. in computer systems from Grove City College in Pennsylvania.

Qualifications:

Mr. Summers provides Arlo with technology perspectives, strategic insight and cybersecurity oversight. The Nominating and Corporate Governance Committee believes that Mr. Summers' experience reviewing, leading, designing and implementing cybersecurity programs and his expertise in addressing the security and privacy challenges that Arlo faces in today's connected world qualifies him to serve as a member of our Board.



Prashant (Sean) Aggarwal

Age 60

Director since 2018

Board Committees:
Nominating and Corporate Governance, Compensation and Human Capital, Audit

Other Current Public Company Boards:
Lyft, Inc.

Business Experience:

Prashant (Sean) Aggarwal has served as a member of our board of directors since 2018. Since 2022, Mr. Aggarwal has served as Co-Founder and Chairman of Borderless AI, an artificial intelligence-powered human resource management platform. Since 2016, Mr. Aggarwal has served as the Chief Executive Officer of Soar Capital, LLC, where he focuses on investments in early-stage technology companies. Previously, Mr. Aggarwal served as the Chief Financial Officer at Trulia, Inc., Vice President of Finance at PayPal, Inc., and at eBay Inc. in various finance roles, including as Vice President of Finance. Prior to eBay, Mr. Aggarwal served as Director of Finance at Amazon.com, Inc. Mr. Aggarwal started his career in investment banking with Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Mr. Aggarwal also currently serves on the board of directors of Lyft, Inc. He previously served on the board of directors of Sonder Holdings Inc., a hospitality company, from October 2022 to September 2025.

Mr. Aggarwal received a Master of Management from Northwestern University - Kellogg School of Management.

Qualifications:

Mr. Aggarwal has significant operational and finance experience as an executive and board member of technology companies. He has led organizations through periods of rapid top-line growth and expansion into international markets. The Nominating and Corporate Governance Committee believes that Mr. Aggarwal's deep understanding of finance, financial reporting, strategy, operations and risk management qualifies him to serve as a member of our Board.





Amy Rothstein

Age 51

Director since 2019

Board Committees:
Audit, Nominating and Corporate Governance, Cybersecurity and Privacy, Strategic and Capital Allocation

Other Current Public Company Boards:
None

Business Experience:

Amy Rothstein has served as a member of our Board since 2019. From 2019 through January 2026, Ms. Rothstein served as the Chief Legal Officer and Head of Corporate Development at Nexxen (formerly Tremor International Ltd.), a leading provider of digital video brand advertising solutions using data to deliver outcomes, where she was responsible for managing global legal affairs and driving operational and strategic goals. Ms. Rothstein also previously served as Chief Operating Officer of Nexxen. Ms. Rothstein joined Nexxen through its acquisition of RhythmOne Plc in 2019, at which time Ms. Rothstein served as Executive Vice President, Chief Legal Officer and Chief Operating Officer of RhythmOne. Ms. Rothstein joined RhythmOne through its acquisition of YuMe Inc., where since 2013, she served as Deputy General Counsel and then General Counsel. Prior to joining YuMe, Ms. Rothstein served as Director of Mergers and Acquisitions for North America at Hewlett Packard Inc. She has also held associate attorney positions in the Private Equity and Corporate groups of Weil, Gotshal and Manges LLP and Cooley LLP.

Ms. Rothstein has received an LLM in Business and Corporate Law from University of San Diego School of Law, a JD from Creighton University School of Law, and a Bachelors Degree in Political Science from University of Nebraska.

Qualifications:

Ms. Rothstein has significant legal and operational experience as an executive in technology and advertising companies. The Nominating and Corporate Governance Committee believes that Ms. Rothstein's extensive experience evaluating and executing complex strategic transactions including capital allocations, mergers and acquisitions and advising public company technology boards qualifies her to serve as a member of our Board.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE ''FOR'' THE NAMED NOMINEES



RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2026. Deloitte has been engaged as our independent registered public accounting firm effective April 13, 2024 and served as our independent registered public accounting firm for the fiscal year ended December 31, 2025. Representatives of Deloitte are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Audit and Related Fees

The following table represents aggregate professional services fees billed by Deloitte for the fiscal year ended December 31, 2025 and Deloitte and PricewaterhouseCoopers LLP ("PwC") for the fiscal year ended December 31, 2024. All fees described below were pre-approved by our Audit Committee.

	2025	2024
Audit Fees	$ 2,335,225	$ 3,277,500
Tax Fees	152,687	135,366
All Other Fees	77,154	—
Total Fees	**$2,565,066**	**$3,412,866**

Audit Fees. Consist of fees incurred for professional services by Deloitte and PwC for audit and quarterly review of our financial statements and related services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. There were no audit-related fees incurred in the fiscal years ended December 31, 2025 and 2024.

Tax Fees. Consists of fees incurred for professional services including assistance regarding federal, state and international tax compliance and related services, as well as professional services for tax advice and tax planning.

All Other Fees. Consist of fees incurred for advisory and readiness services by Deloitte related to our ESG program.

Change in Certifying Accountant

We conducted a competitive process to determine our independent registered public accounting firm for the fiscal year ending December 31, 2024. Following a review and evaluation of the proposals from the participating firms, on March 27, 2024, the Audit Committee dismissed PwC as our independent registered public accounting firm effective immediately.

The audit report of PwC on our consolidated financial statements as of and for the fiscal year ended December 31, 2023 did not contain any adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2023, and the subsequent interim period through March 27, 2024, there were (1) no "disagreements" (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between us and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in their reports on the financial statements for such years; and (2) no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K), except that, as previously disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, we reported a material weakness in internal control over financial reporting identified by management in the area of Information Technology General Controls related to (i) user access and segregation of duty controls that restrict user and privileged access to appropriate personnel; (ii) program change management controls; and (iii) certain computer operations controls.



On March 27, 2024, the Audit Committee appointed Deloitte as our new independent registered public accounting firm for the fiscal year ending December 31, 2024, effective immediately.

During the fiscal year ended December 31, 2023, and the subsequent interim period through March 27, 2024, neither we, nor any party on behalf of us consulted with Deloitte with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and no written report or oral advice was provided to us by Deloitte that Deloitte concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

The charter of the Audit Committee requires the Audit Committee to submit its appointment of Deloitte as our independent registered public accounting firm to the stockholders for their non-binding ratification. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain that firm. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of us and our stockholders.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Deloitte. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of our Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of our Audit Committee members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

Our Audit Committee has determined that the rendering of services other than audit services by Deloitte is compatible with maintaining the principal accountant's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE ''FOR'' PROPOSAL TWO.



Audit Committee Report*

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2025 with our management. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report.

     Catriona Fallon (Chair)
     Jocelyn E. Carter-Miller
     Prashant (Sean) Aggarwal
     Amy Rothstein

The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of the Company under the Exchange Act or the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.



PROPOSAL THREE

ADVISORY VOTE ON THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Exchange Act, the Company's stockholders are entitled to vote to approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in this proxy statement in accordance with SEC rules.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company's named executive officers and the philosophy, policies and practices described in this proxy statement. The compensation of the Company's named executive officers subject to the vote is disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related narrative disclosure contained in this proxy statement. As discussed in those disclosures, our Compensation and Human Capital Committee designs our executive compensation program to emphasize variable, at-risk pay that is intended to align the interests of our executives with those of our stockholders. Compensation of the Company's named executive officers is designed to enable the Company to attract and retain talented and experienced executives to lead the Company successfully in a competitive environment.

Accordingly, the Board is asking the stockholders to indicate their support for the compensation of the Company's named executive officers as described in this proxy statement by casting a non-binding advisory vote "FOR" the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, included in the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Because the vote is advisory, it is not binding on the Board or the Company. Nevertheless, the views expressed by the stockholders, whether through this vote or otherwise, are important to management and the Board and, accordingly, the Board and the Compensation and Human Capital Committee intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL THREE.**



The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

A copy of the Company's Annual Report to the SEC on Form 10-K for the fiscal year ended December 31, 2025 is available without charge upon written request to: Arlo Technologies, Inc., Attn: Corporate Secretary, 5770 Fleet Street, Carlsbad, California 92008.



Q: *Why did I receive a notice regarding the availability of proxy materials on the Internet?*

A: Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, we have sent you a Notice because the Board of Arlo Technologies, Inc. is soliciting your proxy to vote at the Annual Meeting, including at any adjournments or postponements of the meeting. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice.

You are invited to virtually attend the Annual Meeting to vote on the proposals described in this proxy statement. The Annual Meeting will be held virtually on June 18, 2026, at 9:30 a.m., Pacific Time. You can attend the Annual Meeting online by visiting http://www.virtualshareholdermeeting.com/ARLO2026, where you will be able to listen to the meeting live, submit questions and vote online. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return your proxy card that you may request or that we may elect to deliver at a later time or follow the instructions below to submit your proxy over the telephone or through the Internet.

We intend to mail the Notice on or about April 24, 2026 to all stockholders of record entitled to vote at the Annual Meeting.

Q: *Will I receive any other proxy materials by mail?*

A: We may send you a proxy card, along with a second Notice, on or after May 4, 2026.

Q: *Why are we holding a virtual Annual Meeting?*

A: We have decided to hold our Annual Meeting virtually again this year, which will be conducted via live audio webcast and online stockholder tools. We believe that our virtual Annual Meeting enables more stockholders (regardless of size, resources or physical location) to have direct access to information more quickly, reduces the environmental impact of our Annual Meeting, and provides for cost savings to us and our stockholders. During the Annual Meeting, we will answer appropriate questions submitted during the Annual Meeting to the extent relevant to the business of the Annual Meeting, and as time permits.

Q: *How do I attend the Annual Meeting?*

A: The Annual Meeting will be held online on Thursday, June 18, 2026, at 9:30 a.m., Pacific Time. You will be able to attend and participate in the Annual Meeting online by visiting http://www.virtualshareholdermeeting.com/ARLO2026 where you will be able to listen to the meeting live, submit questions and vote. You will not be able to attend the Annual Meeting in person. Information on how to vote at the Annual Meeting is discussed below. The Annual Meeting webcast will begin promptly at 9:30 a.m., Pacific Time. We encourage you to access the webcast prior to the start time. Online check-in will begin at 9:15 a.m., Pacific Time, and you should allow ample time for the check-in procedures.

Q: *What do I need in order to be able to participate in the virtual Annual Meeting?*

A: You will need the 16-digit control number included on your Notice in order to be able to vote your shares or submit questions during the Annual Meeting. Instructions on how to connect to the Annual Meeting and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at http://www.virtualshareholdermeeting.com/ARLO2026. If you do not have your 16-digit control number, you will be able to access and listen to the Annual Meeting but you will not be able to vote your shares or submit questions.

We will have technicians ready to assist you with any technical difficulties you may encounter accessing the virtual meeting or submitting questions. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual stockholder meeting login page.

Q: *Who can vote at the Annual Meeting?*

A: Only stockholders of record at the close of business on April 20, 2026 will be entitled to vote at the Annual Meeting. On this record date, there were 108,959,014 shares of common stock outstanding and entitled to vote. A complete list of stockholders entitled to vote at the Annual Meeting will be available for a period of ten days ending the day prior to the Annual Meeting at our principal executive offices located at 5770 Fleet Street, Carlsbad, California 92008.



Stockholder of Record: Shares Registered in Your Name

If, on April 20, 2026, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record. As a stockholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy over the telephone or on the Internet or vote by proxy using a proxy card that you may request or that we may elect to deliver at a later time as instructed below to ensure your vote is counted. If you submit your proxy telephonically or over the Internet, you must do so no later than 11:59 p.m., Eastern Time on June 17, 2026. Stockholders who attend the Annual Meeting should follow the instructions at http://www.virtualshareholdermeeting.com/ARLO2026 to vote online during the Annual Meeting.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, on April 20, 2026, your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from your broker or other agent.

Q: ***What am I voting on?***

A: There are three matters scheduled for a vote:

- Proposal One: Election of the three Class II directors named herein to hold office until the 2029 annual meeting of stockholders;

- Proposal Two: Ratification of the appointment by the Audit Committee of Deloitte as the independent registered public accounting firm for the fiscal year ending December 31, 2026; and

- Proposal Three: Advisory approval of the compensation of our named executive officers.

Q: ***What if another matter is properly brought before the Annual Meeting?***

A: The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If other matters are presented, the proxy holders have discretionary authority to vote all proxies in accordance with their best judgment. Discretionary authority for them to do so is provided for in the proxy card.

Q: ***How do I vote?***

A: You may either vote "For" all the nominees to the Board or you may "Withhold" your vote for any nominee you specify. For the other matters to be voted on, you may vote "For" or "Against" or abstain from voting.

The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote online at the Annual Meeting, vote by proxy over the telephone, vote by proxy through the Internet or vote by proxy by mail using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the Annual Meeting and vote online even if you have already voted by proxy.

- **VOTE ONLINE AT THE ANNUAL MEETING:** To vote online during the Annual Meeting, please go to http://www.virtualshareholdermeeting.com/ARLO2026. You will be asked to provide the 16-digit control number included on your Notice. Once you have logged into the Annual Meeting, please follow the instructions to vote your shares. If you do not have your 16-digit control number, you will be able to access and listen to the Annual Meeting but you will not be able to vote your shares or submit questions.

- **VOTE BY PHONE:** To vote over the telephone, dial toll-free 1-800-690-6903 using any touch-tone telephone and follow the recorded instructions. You will be asked to provide the 16-digit control number from the Notice. Your telephone vote must be received by 11:59 p.m., Eastern Time on June 17, 2026 to be counted.



- **VOTE BY INTERNET:** You may vote by completing an electronic proxy card at www.proxyvote.com. You will be asked to provide the 16-digit control number from the Notice. Your Internet vote must be received by 11:59 p.m., Eastern Time on June 17, 2026 to be counted. **We provide internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.**

- **VOTE BY PROXY CARD:** To vote using a proxy card, simply complete, sign and date the proxy card that you may request or that we may deliver and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your brokerage firm, bank, dealer or other agent, you should have received a Notice containing voting instructions from that organization rather than from Arlo. Simply follow the voting instructions in the Notice to ensure that your vote is counted. To vote at the Annual Meeting, you must obtain a valid proxy from your brokerage firm, bank, dealer or other agent. Follow the instructions from your broker or bank, or contact your broker or bank to request a proxy form.

Q: *How many votes do I have?*

A: On each matter to be voted upon, you have one vote for each share of common stock you own as of the close of business on April 20, 2026.

Q: *If I am a stockholder of record and I do not vote, or if I return a proxy card or otherwise vote without giving specific voting instructions, what happens?*

A: If you are a stockholder of record and do not vote by completing your proxy card, by telephone, through the Internet or online at the Annual Meeting, your shares will not be voted.

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable, "FOR" the election of all of the nominees for Class II directors; "FOR" the advisory approval of executive compensation; and "FOR" the ratification of the selection by the Audit Committee of Deloitte as the independent registered public accounting firm for the fiscal year ending December 31, 2026. If any other matter is properly presented at the meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Q: *If I am a beneficial owner of shares held in street name and I do not provide my broker or bank with voting instructions, what happens?*

A: If you are a beneficial owner and do not instruct your brokerage firm, bank, dealer or other agent how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether the particular proposal is considered to be a routine matter under applicable rules. Under the rules of the NYSE, brokers, banks and other intermediaries that are subject to the NYSE rules may use their discretion to vote your "uninstructed" shares with respect to matters considered to be "routine" under the NYSE rules, but not with respect to "non-routine" matters. Under applicable NYSE rules and interpretations, non-routine matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported. Accordingly, without your instructions, your broker or nominee may not vote your shares on Proposals One or Three, but may vote your shares on Proposal Two.

If you are a beneficial owner of shares held in street name, in order to ensure your shares are voted in the way you would prefer, you <u>must</u> provide voting instructions to your broker, bank or other agent by the deadline provided in the materials you receive from your broker, bank or other agent.



Q: *How are proxies solicited and who is paying for this proxy solicitation?*

A: During 2024, we hired Mackenzie Partners to assist in the distribution of proxy materials and the solicitation of proxy votes from individual stockholders as well as brokerage firms, fiduciaries, custodians, and other similar organizations representing beneficial owners of shares for the Annual Meeting. We are working with Mackenzie Partners to improve our access to larger index or "passive" stockholders which generally have limited corporate engagement resources or do not typically engage with company's management teams. Additionally, Arlo has a significant retail investor base and Mackenzie Partners has a scaled outreach service offering that reach out to that stockholder segment on Arlo's behalf.

Arlo will pay for the entire cost of soliciting proxies. We have agreed to pay Mackenzie Partners a fee of approximately $20,000 plus variable amounts for additional proxy solicitation services and out-of-pocket expenses. In addition to these proxy materials, Arlo's directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks, dealers or other agents for the cost of forwarding proxy materials to beneficial owners.

Q: *What does it mean if I receive more than one Notice?*

A: If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the Notice to ensure that all of your shares are voted.

Q: *Can I change my vote after submitting my proxy?*

A: *Stockholder of Record: Shares Registered in Your Name*

Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.

- You may grant a subsequent proxy by telephone or through the Internet.

- You may send a timely written notice that you are revoking your proxy to Arlo's Corporate Secretary at 5770 Fleet Street, Carlsbad, California 92008.

- You may attend the Annual Meeting and vote online at that time. Simply attending the Annual Meeting will not, by itself, revoke your proxy.

Your most recent proxy card or telephone or Internet proxy is the one that is counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If your shares are held by your brokerage firm, bank, dealer or other agent as a nominee, you should follow the instructions provided by such brokerage firm, bank, dealer or other agent.

Q: *When are stockholder proposals and director nominations due for next year's annual meeting?*

A: To be considered for inclusion in our proxy materials for next year's annual meeting, your proposal must be submitted in writing by December 25, 2026, to the attention of the Corporate Secretary of Arlo, 5770 Fleet Street, Carlsbad, California 92008. If we hold next year's annual meeting more than 30 days before or after June 18, 2027 (the one-year anniversary date of the Annual Meeting), we will disclose the new deadline by which stockholder proposals must be received to be considered for inclusion in our proxy statement for that annual meeting under Item 5 of Part II of our earliest possible Quarterly Report on Form 10-Q or, if impracticable, by any means reasonably determined to inform stockholders. Stockholder proposals are subject to applicable rules under the Exchange Act. The timely submission of such a proposal (including a director nomination) does not guarantee its inclusion in our proxy materials. In addition, the amended and restated bylaws establish an advance notice procedure for stockholders who wish to bring forth a proposal, including a director nomination, before an annual meeting of stockholders but which are not included in our proxy statement. If you wish to submit such a proposal (including a director nomination) that is to be brought before next year's annual meeting, you must do so between February 18, 2027 and March 20, 2027. In the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder must be received not later than the close of business on the tenth day following the day notice of the date of the meeting was mailed or public disclosure was made, whichever occurs first. You are also advised to



review the amended and restated bylaws, which contain additional requirements relating to advance notice of stockholder proposals and director nominations. The timely submission of such a proposal (including a director nomination) does not guarantee it will be brought before the annual meeting.

Q: What are ''broker non-votes''?

A: As discussed above, when a beneficial owner of shares held in street name does not give voting instructions to his or her broker, bank or other securities intermediary holding his or her shares as to how to vote on matters deemed to be "non-routine," the broker, bank or other such agent cannot vote the shares. When there is at least one "routine" matter that the broker, bank or other securities intermediary votes on, the shares that are un-voted on "non-routine" matters are counted as "broker non-votes." Proposal Two is a "routine" matter and we therefore expect brokers, banks or other securities intermediaries to vote on that proposal. Proposals One and Three are considered to be "non-routine" and we therefore expect broker non-votes to exist in connection with that proposal.

Q: How are votes counted?

A: Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count, for the proposal to elect directors, "For" votes, "Withhold" votes and broker non-votes for each nominee; and, for the other proposals, "For" votes, and "Against" votes, abstentions and, if applicable, broker non-votes. "Withhold," abstentions and broker non-votes will have no effect on the outcome of any proposal. Broker non-votes will be counted towards the presence of a quorum but will not be considered as votes cast and therefore will have no effect on the outcome of the vote on any proposal.

As a reminder, if you are a beneficial owner of shares held in street name, in order to ensure your shares are voted in the way you would prefer, you <u>must</u> provide voting instructions to your broker, bank or other agent by the deadline provided in the materials you receive from your broker, bank or other agent.

Q: How many votes are needed to approve each proposal?

A:
- For Proposal One, the election of directors, the three nominees receiving the most "For" votes from the holders of shares present by remote communication or represented by proxy at the Annual Meeting and entitled to vote on the election of directors will be elected. Only "For" votes will affect the outcome. While "Withhold" votes and broker non-votes will have no effect on the outcome of the vote, we have adopted a Majority Voting in Uncontested Elections Policy pursuant to which any nominee for director at the Annual Meeting would be required to submit an offer of resignation for consideration by the Nominating and Corporate Governance Committee if such nominee for director receives a greater number of "Withhold" votes than "For" votes at such election. For more information on this policy see the section titled "Directors, Executive Officers and Corporate Governance—Corporate Governance Guidelines."

- To be approved, Proposal Two, the ratification of the appointment of Deloitte as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2026, must receive "For" votes from the holders of a majority of the votes cast on the matter, voting affirmatively or negatively (excluding abstentions and broker non-votes). Abstentions and broker non-votes, if any, will have no effect; however, Proposal Two is a "routine" matter and therefore we do not expect broker non-votes in connection with this proposal.

- Proposal Three, advisory approval of the compensation of the Company's named executive officers, will be approved if it receives "For" votes from the holders of a majority of the votes cast on the matter, voting affirmatively or negatively (excluding abstentions and broker non-votes). Abstentions and broker non-votes, if any, will have no effect.

Q: What is the quorum requirement?

A: A quorum of stockholders is necessary to hold the Annual Meeting. A quorum will be present if stockholders holding at least a majority of voting power of the outstanding shares of stock entitled to vote are present or represented by proxy at the Annual Meeting. On the record date, there were 108,959,014 shares outstanding and entitled to vote. **Thus, the holders of 54,479,508 shares must be present or represented by proxy at the Annual Meeting to have a quorum.**

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your brokerage firm, bank, dealer or other agent) or if you vote at the Annual Meeting. Abstentions and broker non-votes will be



counted towards the quorum requirement. If there is no quorum, the chairperson of the Annual Meeting or the holders of a majority of the votes cast, voting affirmatively or negatively (excluding abstentions and broker non-votes) may adjourn the Annual Meeting to another date.

Q: *How can I find out the results of the voting at the Annual Meeting?*

A: Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a Current Report on Form 8-K that we expect to file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we intend to file a Current Report on Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Current Report on Form 8-K to publish the final results.

Q: *I share an address with another stockholder and we received only one Notice and, if applicable, paper copy of the proxy materials. How may I obtain an additional copy of the Notice and proxy materials?*

A: We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials to multiple stockholders who share the same address unless we receive contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify your broker or Arlo. Direct your written request to Arlo Technologies, Inc., Attn: Corporate Secretary, 5770 Fleet Street, Carlsbad, California 92008 or call us at (408) 890-3900 and we will promptly deliver the requested documents or notice. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials at their addresses and would like to request "householding" of their communications should contact their brokers.



Annex A Reconciliation of GAAP to Non-GAAP Financial Measures

We have provided in this proxy statement financial information that has not been prepared in accordance with generally accepted accounting principles ("U.S. GAAP"). These non-GAAP financial measures are not based on any standardized methodology prescribed by U.S. GAAP and are not necessarily comparable to similarly titled measures presented by other companies. We use these non-GAAP financial measures to evaluate our operating performance and trends and make planning decisions. We believe that these non-GAAP financial measures help identify underlying trends in our business that could otherwise be masked by the effect of the expenses and other items that we exclude in these non-GAAP financial measures. Accordingly, we believe that these non-GAAP financial measures provide useful information to stockholders and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects, and allowing for greater transparency with respect to a key financial metric used by our management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation of, or as an alternative to, measures prepared in accordance with U.S. GAAP. Stockholders are encouraged to review the reconciliation of these financial measures to their nearest U.S. GAAP financial equivalents provided in the tables below. The most directly comparable financial measure calculated under U.S. GAAP for adjusted EBITDA is GAAP net income (loss).

We define adjusted EBITDA as GAAP net income (loss) adjusted to exclude adjustments for stock-based compensation expense, gain on early lease termination, amortization of software development cost, depreciation expenses, other non-recurring costs, and the related tax effects, that we do not consider representative of our underlying operating performance. We define free cash flow as net cash provided by operating activities less capital expenditures and define free cash flow margin as the free cash flow divided by revenue. We use free cash flow as a non-GAAP measure when assessing the sources of liquidity, capital resources, and quality of earnings. We believe that free cash flow is helpful in understanding our capital requirements and provides an additional means to reflect the cash flow trends in our business.

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands, except percentage data)		
GAAP net income (loss)	$ 14,926	$(30,504)	$(22,036)
Stock-based compensation expense	62,333	68,657	47,948
Depreciation and amortization	3,931	3,200	4,661
Other cost and operating expense	2,414	3,356	1,307
Gain on early lease termination	(4,144)	—	—
Interest income, net	(5,452)	(5,584)	(3,935)
Other expense (income), net	—	104	(107)
Provision for income taxes	741	1,092	1,175
Adjusted EBITDA	$ 74,749	$ 40,321	$ 29,013
Adjusted EBITDA margin	*14.1%*	*7.9%*	*5.9%*
GAAP EPS	$ 0.14	$ (0.31)	$ (0.24)
Stock-based compensation expense	0.57	0.66	0.52
Gain on early lease termination	(0.04)	—	—
Others	0.03	0.05	—
Non-GAAP EPS - diluted	$ 0.70	$ 0.40	$ 0.28
Free cash flow:			
Net cash provided by operating activities	$ 78,722	$ 51,306	$ 38,302
Less: Purchases of property and equipment, including capitalized software	(11,826)	(2,688)	(2,847)
Free cash flow	$ 66,896	$ 48,618	$ 35,455
Free cash flow margin	*12.6%*	*9.5%*	*7.2%*



UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from________to________

Commission file number: 001-38618

ARLO TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**38-4061754**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
5770 Fleet Street	
Carlsbad, California	**92008**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number including area code

(408) 890-3900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	**ARLO**	**New York Stock Exchange**

Securities registered pursuant to 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of June 29, 2025 was $1,454 million. Such aggregate market value was computed by reference to the closing price of the common stock as reported on the New York Stock Exchange on June 27, 2025 (the last business day of the Registrant's most recently completed fiscal second quarter). Shares of the registrant's common stock held by each executive officer and director and certain entities that own 15% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. The determination of affiliate status is not necessarily a conclusive determination for other purposes.
The number of outstanding shares of the registrant's Common Stock, $0.001 par value, was 106,855,416 shares as of February 20, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2026 annual meeting of stockholders, which will be filed within 120 days of the registrant's fiscal year end, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Arlo Technologies, Inc.

FORM 10-K

For the Fiscal Year Ended December 31, 2025

TABLE OF CONTENTS

			Page
Note About Forward-Looking Statements			3
PART I			
Item 1.	Business		5
Item 1A.	Risk Factors		15
Item 1B.	Unresolved Staff Comments		56
Item 1C.	Cybersecurity		56
Item 2.	Properties		58
Item 3.	Legal Proceedings		58
Item 4.	Mine Safety Disclosures		58
PART II			
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities		59
Item 6.	[Reserved]		60
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations		61
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk		74
Item 8.	Financial Statements and Supplementary Data		75
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure		109
Item 9A.	Controls and Procedures		109
Item 9B.	Other Information		110
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		110
PART III			
Item 10.	Directors, Executive Officers and Corporate Governance		111
Item 11.	Executive Compensation		111
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters		111
Item 13.	Certain Relationships and Related Transactions, and Director Independence		111
Item 14.	Principal Accountant Fees and Services		111
PART IV			
Item 15.	Exhibit and Financial Statement Schedules		112
Item 16.	Form 10-K Summary		114
Signatures			115

Note About Forward-Looking Statements

This Annual Report on Form 10-K ("Form 10-K"), including the Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 below, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts contained in this Form 10-K, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in "Risk Factors" in Part I, Item 1A below, and elsewhere in this Annual Report on Form 10-K, including, among other things: future demand for our products may be lower than anticipated; consumers may choose not to adopt our new product offerings or adopt competing products; the actual price, performance and ease of use of our products may not meet the price, performance and ease of use requirements of consumers; our dependence on certain significant customers; our reliance on a limited number of third-party suppliers and manufacturers; new cyber threats may challenge the effectiveness or threaten the security of our products; the collaboration with Verisure may not continue to be successful; we may overestimate our ability to maintain, protect, and enhance our intellectual property; our efforts to retain key personnel and to attract, retain and motivate qualified personnel with technical, operational and leadership expertise may not be successful; health epidemics and other outbreaks could significantly disrupt our operations; and our business strategies and development plans may not be successful. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. All forward-looking statements in this Annual Report on Form 10-K are based on information available to us as of the date hereof, such information may be limited or incomplete, and we assume no obligation to update any such forward-looking statements. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. The following discussion should be read in conjunction with our consolidated financial statements and the accompanying notes contained in this Annual Report on Form 10-K.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. The risks are discussed more fully below and included, but are not limited to, risks related to:

- We obtain several key components from limited or sole source suppliers, and if these suppliers fail to satisfy our supply requirements or we are unable to properly manage our supply requirements with our third-party manufacturers, we may lose sales and experience increased component costs.

- We depend on a limited number of third-party manufacturers for substantially all of our manufacturing needs. If these third-party manufacturers experience any delay, disruption, or quality control problems in their operations, we could lose or fail to grow our market share and our brand may suffer.

- If disruptions in our transportation network occur or our shipping costs substantially increase, we may be unable to sell or timely deliver our products, and our operating expenses could increase.

- If we lose the services of key personnel or are unable to attract new qualified personnel, we may not be able to execute our business strategy effectively.

- We expect our results of operations to fluctuate on a quarterly and annual basis, which could cause our stock price to decline.

- If we fail to continue to introduce or acquire new products or services that achieve broad market acceptance on a timely basis, if our products or services are not adopted as expected, or if we fail to successfully manage the introduction of such products or services, we will not be able to compete effectively and we will be unable to increase or maintain revenue and gross margin.

- We may need additional financing to meet our future long-term capital requirements and may be unable to raise sufficient capital on favorable terms or at all.

- Some of our competitors have substantially greater resources than we do, and to be competitive we may be required to lower our prices or increase our sales and marketing expenses, which could result in reduced margins and loss of market share.

- We have an asset purchase agreement (the "Asset Purchase Agreement") and supply agreement (the "Supply Agreement") with Verisure Sàrl ("Verisure") that gives Verisure exclusive marketing and distribution rights for our products in Europe as well as the ability to sell our products through their direct channel globally. We cannot provide assurance that the arrangement with Verisure will continue to be a successful collaboration.

- We are dependent on information technology systems, infrastructure and data. If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of customers or sales; reduced revenue or profits; increased expenses; significant decline in our stock price; and other adverse consequences.

- Our future success depends on our ability to increase sales of our paid subscription services.

- If the U.S. insurance industry were to change its practice of providing incentives to homeowners for the use of home security services, we could experience a reduction in new subscriber growth or an increase in our subscriber churn.

- Interruptions with the cloud-based systems that we use in our operations provided by an affiliate of Amazon.com, Inc. ("Amazon"), which is also one of our primary competitors, may materially and adversely affect our business, results of operations, and financial condition.

- Our current and future products may experience quality problems, including defects or errors, from time to time that can result in adverse publicity, product recalls, litigation, regulatory proceedings, and warranty claims and could lead to significant direct or indirect costs, decreased revenue, and operating margin, and harm to our brand.

- We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

- We rely on a limited number of traditional and online retailers and wholesale distributors for a substantial portion of our sales, and our revenue could decline if they refuse to pay our requested prices or reduce their level of purchases or if there is significant consolidation in our sales channels, which results in fewer sales channels for our products.

PART I

Item 1.   Business

Overview

Arlo Technologies, Inc. ("we" or "Arlo") is transforming the ways in which people can protect everything that matters to them with advanced home, business, and personal security services that combine a globally scaled cloud platform, advanced monitoring and analytics capabilities, and award-winning app-controlled devices to create a personalized security ecosystem. Arlo's deep expertise in cloud services, cutting-edge artificial intelligence ("AI") and computer vision analytics, wireless connectivity and intuitive user experience design delivers seamless, smart home security for Arlo users that is easy to setup and engage with every day. Our highly secure, cloud-based platform provides users with visibility, insight and a powerful means to help protect and connect in real-time with the people and things that matter most, from any location with a Wi-Fi or a cellular connection – all rooted in a commitment to safeguard privacy for our users and their personal data.

To date, we have launched subscription services such as Arlo Secure, Arlo Total Security, and Arlo Safe, and several categories of award-winning smart security devices, including smart Wi-Fi and LTE-enabled cameras, video doorbells, floodlight cameras and home security systems. In addition, Arlo's broad compatibility allows the platform to seamlessly integrate with third-party internet-of-things ("IoT") products and protocols, such as Amazon Alexa, Apple HomeKit, Apple TV, Google Assistant, and Samsung SmartThings. We plan to continue to introduce new smart security devices to the Arlo platform both in cameras and other categories, increase the number of registered accounts on our platform, keep them highly engaged through our mobile app and generate incremental recurring revenue by offering them paid subscription services.

Market

Our total addressable market consists of individuals and business owners who use smart security devices to protect their loved ones and property. Outside of the home, we have seen adoption of our cellular-enabled products in a variety of use cases, such as neighborhood watch, construction site monitoring, wildlife and outdoor trail surveillance and event monitoring. We believe the small business, government and direct home monitoring channels provide growth areas for us in addition to our retail and e-commerce presence. Our Software as a Service ("SaaS") solution includes Arlo Secure, a subscription service with coverage for unlimited cameras and an enhanced Emergency Response solution, Arlo Total Security, a comprehensive subscription service with professional monitoring and security hardware, Arlo Safe, a personal safety service with panic button accessory, as well as Arlo SmartCloud, a solution that delivers highly efficient and secure cloud services at scale. We believe we are well-positioned to extend our current reach to the broader IoT market both within and beyond the home as we continue to launch new products and services within our smart security platform.

Subscriptions and Services

Arlo Secure

Arlo Secure is our subscription service that provides advanced AI-based detection, DIY home security as well as professional monitoring, and an enhanced Emergency Response capability. These premium services boast support for unlimited household security devices, along with advanced AI object detection, and smarter, more interactive notifications. Additionally, the 24/7, one-touch Emergency Response is available with the Secure Premium plan, enabling Arlo users to directly dispatch first responders during an emergency for quicker action. Subscriptions of Arlo Secure are available with various Arlo cameras, home security, and doorbell products. The features of Arlo Secure subscriptions include:

- *AI-powered Recognition and Detection* – Leveraging advanced computer vision AI and recognition engines, Arlo Secure 6 provides event captions, video search, advanced video and audio detection capabilities so users can make informed decisions about their security and safety. Users can train Arlo AI to create personalized, custom detections to protect what matters most and can teach Arlo camera to recognize certain objects or changes in view to trigger custom notifications.

- *Emergency Response* – With one touch in the Arlo Secure App, users can directly dispatch fire, police, or medical responders to the camera's location. If directed by the user, Arlo's Emergency Response team can also provide critical location information to responders en route to better prepare them, such as gate codes, medical conditions of family members, and pet details.

- *2K and 4K Cloud-based Video Recording* – View 60 days of recordings securely stored on Arlo's SmartCloud platform, for ultimate peace of mind and protection even if the device is damaged or stolen in a break-in, storm or other physical incident.

- *Unlimited Cameras* – Users can enjoy Arlo Secure service for all cameras in their home with one all-encompassing plan and can add newly purchased Arlo cameras for no additional service charge.

- *Advanced Object Detection* – Arlo processes and filters approximately 300 million events each day through advanced object detection backed by visual AI, allowing for better recognition of people, packages, vehicles, and animals to add key context to notifications and reduce unwanted alerts.

- *Smart Interactive Notifications* – Users can take quicker action by responding to rich notifications or viewing an animated preview of a notification video through the lock screen on their smartphone.

- *Smoke and CO Alarm Detection* – Users can get notified when the camera hears a smoke or CO alarm triggered.

- *Cloud-based Activity Zones* – Users can reduce unwanted notifications by highlighting specific areas on their property where they want motion to be detected.

- *Call a Friend* – Users can instantly call a friend through the Arlo App from their notification screen with one tap.

- *24/7 Priority Support* – Users get priority technical support through the in-app Help Center with omnichannel access to phone, chat, Community or self-help articles.

- *24/7 Professional Monitoring* – Users have access to Live Security Experts who swiftly assist in an emergency, regardless of whether a user is home or away. Through Emergency Response, live agents can access authorized camera video to verify emergencies, potentially reducing false alarms, expediting response from emergency personnel in a crisis.

Arlo Total Security

Arlo Total Security is a comprehensive subscription service that offers 24/7 professional monitoring and security hardware with affordable monthly pricing and no upfront costs. At the heart of this innovative subscription service is Arlo's Home Security System, which uses a first-of-its-kind, all-in-one multi-sensor capable of eight different sensing functions. With its all-in-one design, the Arlo multi-sensor can be placed anywhere—from walls to windows and doors, to underneath sinks and water heaters—to detect motion, door/window openings and tilt, water leaks, freezing temperatures, lighting changes and T3/T4 smoke/CO alarm audio sirens. Managed through the Arlo Secure App, the award-winning security system pairs with Arlo's advanced video security cameras, such as the Arlo Pro 6, to enable video verification by 24/7 Professional Monitoring security experts of an emergency situation – a growing requirement across municipalities to reduce false alarms and unnecessary utilization of emergency services.

Arlo Safe

Arlo Safe is a personal safety service with a panic button accessory featuring one-tap, 24/7 Emergency Response, family safety, and more. Ideal for everyone from city dwellers walking home at night, to college students out with friends, teenagers walking to/from school, daily commuters, or even elderly family members, Arlo Safe is an all-encompassing 24/7 personal safety solution for ultimate peace of mind while on the go. Features including 24/7 live agent emergency support, location sharing, family check-ins, and safety alerts provide on-the-go protection to keep the user safe in a time of need. Working in tandem with the Arlo Safe app, the Arlo Safe button can be used to alert safety experts and rapidly send emergency responders to the user's location anytime, day or night.

Other Services

Arlo SmartCloud is a SaaS solution that delivers advanced smart security cloud services with Arlo Intelligence for businesses looking to rapidly integrate and deploy smart security at scale. Its comprehensive offering includes computer vision, multi-object detection, audio analysis, security services, scaled storage and numerous ecosystem integrations. Arlo SmartCloud is a fully managed robust global platform built for security, scalability, and reliability that can be deployed as part of advanced subscription services for hardware companies, automotive companies, service providers, insurance companies, home builders, smart communities, smart cities, traditional security companies, and other related verticals.

Products

Smart Security Devices

Arlo Essential Cameras and Doorbells, refreshed in the fourth quarter of 2025, deliver smart home protection for everyone at an incredible value. The new 2025 lineup features the Arlo Essential Pan Tilt powered security cameras with 360-degree coverage and 2K video resolution, as well as new versions of the Essential Battery-Powered, Essential Indoor and Essential XL Security Cameras with dual-band WiFi for expanded connectivity options. The Essential Video Doorbell with head-to-toe 180-degree field of view is also available with options for both 2K and HD video resolution. The all-new Essential cameras offer customers smart security protection with easy DIY setup at affordable price points. Additionally, each device features USB-C connections for easy re-charging, and a new quick set-up process for an even faster, easier onboarding experience.

Arlo Pro 6, released in the fourth quarter of 2025, is the latest generation of Arlo's award-winning Pro Series wireless security cameras. Pro 6 is backed by the Arlo Secure App which features an updated, highly intuitive interface that streamlines access to critical tools like Emergency Response. With an expanded field of view, dual-band WiFi and extended battery life with the Pro 6 XL version, the new Pro Series security cameras provide a step-up value for customers looking for superior video quality and convenience features like swappable batteries.

Arlo Ultra 3, released in the fourth quarter of 2025, delivers ultimate protection with crisp 4K HDR video resolution, auto-zoom and tracking, and an expansive 180-degree field of view. Designed for elite-level security, the premium video capabilities of Ultra 3 combined with Arlo Secure's advanced AI-capabilities such as custom detection and video search deliver maximum peace of mind for homes and businesses.

Arlo Floodlight Cameras, available in both a wire-free battery-powered model and a wired version that easily replaces conventional powered floodlights, brings powerful visibility with 2K HDR video resolution, a wide 160-degree field view, two-way audio, custom lighting configurations and a built-in siren to any home or small business. The introduction of the wired floodlight camera in the third quarter of 2024 offers an adjustable security camera with ultra-bright 2000 lumen articulating floodlights for flexible coverage where it is needed. The wired floodlight works with Amazon Alexa and Google Home for easy interaction, automation, and control.

Arlo Home Security System, released in the fourth quarter of 2022, is a first-of-its-kind smart security system featuring the Arlo All-in-One Multi-Sensor capable of eight different sensing functions. The system, which is managed through the Arlo Secure App, pairs with Arlo's 24/7 Professional Monitoring service, granting one-tap access to highly trained Security Experts who monitor and respond to emergency situations. Able to be placed anywhere, from walls to windows and doors, to under sinks and water heaters, the simple-to-install wireless multi-sensor can detect motion, door/window openings and tilt, water leaks, freezing temperatures, lighting changes and T3/T4 smoke/CO alarm audio sirens.

Arlo Go 2, released in the second quarter of 2022, is designed for monitoring remote areas, large properties, construction sites, vacation homes, boat or RV slips and hard-to-access areas. Go 2 works with a 4G LTE cellular data plan to provide continuous connectivity and uninterrupted security. Arlo Go 2 features a 100% wire-free, weather-resistant design, swappable, rechargeable battery and the ability to directly connect to Wi-Fi, when in range. Users can view and record 1080p full HD video day and night, capturing important details with color night vision thanks to an integrated spotlight. Two-way, full-duplex audio ensures clear communication with visitors, while a built-in siren can be triggered remotely or automatically to ward off intruders. Additionally, Arlo Go 2 is equipped with GPS positioning to track the camera's whereabouts, allowing users to locate devices across an expansive area, or in the event of theft.

Arlo Accessories

Security System Accessories provide added functionality to the Arlo Security System for greater peace of mind. The Wire-Free Outdoor Siren extends protection outside of the home with a loud wire-free siren featuring a weather-resistant design, built-in strobe and adjustable volume settings. The Arlo Cellular and Battery Backup module gives the Arlo Security System up to 12 hours of power during outages and stacks discretely beneath the Security System hub for a sleek all-in-on design.

Charging Accessories are designed to offer additional convenient ways to keep Arlo wire-free cameras up and running even longer. With the Arlo Charging Station, users can charge up to two batteries with fast-charging technology so there is always a battery ready to go. For those looking to eliminate battery swaps entirely, the mountable and weather-resistant Arlo Solar Panel connects to various Arlo cameras to keep batteries charged with just a few hours of direct sunlight.

Mounts feature innovative designs that allow users to mount their cameras outdoors or indoors, on ceilings or countertops. The Arlo Anti-Theft Mount enables users to lock their Arlo camera in place to prevent tampering and theft. Additional outdoor, tabletop, and other adjustable mounts give users added flexibility to customize their camera position to suit any unique location they need to monitor.

Sales Channels

We sell our products through multiple sales channels worldwide, including traditional and online retailers, wholesale distributors, broadcast channels, wireless carriers, security solution providers as well as directly to consumers through our own online store.

Retailers. We sell to traditional and online retailers, either directly or through wholesale distributors. We work directly with our retail channels on market development activities, such as co-advertising, including digital and traditional media, online promotions and video demonstrations, instant rebate programs, event sponsorship and sales associate training. We sell a substantial portion of our products through traditional and online retailers, including Amazon, Best Buy, Walmart, Sam's Club, Home Depot, Lowe's and Costco.

Wholesale Distributors. Our distribution channel supplies our products to retailers, e-commerce resellers, wireless carriers and broadcast channels. We sell directly to our distributors, including Synnex Corporation and D&H Distributing Company.

Broadcast Channels. We also sell our products through TV shopping networks such as HSN and QVC.

Wireless Carriers. We supply our products to major wireless carriers around the world, including AT&T, T-Mobile, Verizon, Telstra and Vodafone. This sales channel is and will continue to be the key route-to-market for our current portable LTE-enabled camera and any future cellular-enabled security solutions.

Security Solution Providers. We sell our products and services to security solution providers, including Verisure.

Arlo.com. In the third quarter of 2019, we launched our online direct to consumer store to sell our products directly to our customers. We also sell our subscription services, such as Arlo Secure, Arlo Total Security, and Arlo Safe, directly to consumers.

Agreements with Strategic Partners

We have several strategic partners who we engage with to provide our products and services to, and through whom we reach different geographies or markets. Verisure is the exclusive distributor of our products in Europe for all retail channels and direct channels in connection with Verisure's security business. On April 25, 2024, Verisure notified us that it was exercising its right under the Supply Agreement to extend the term for another five years (through November 2029) with no minimum purchase obligations. Under the Supply Agreement, a purchase obligation is not deemed to exist until we receive and accept Verisure's purchase order. For the year ended December 31, 2025, 32% of our total revenue was derived from Verisure. As of December 31, 2025, we had a backlog of $46.3 million which represents performance obligations that will be recognized as revenue once fulfilled, which is expected to occur over the next six months.

In June 2025, we entered into a partnership agreement with ADT, one of the largest security companies in North America. The partnership is designed to leverage ADT's large customer base to expand Arlo's subscriptions and services revenue stream. No revenue related to the partnership agreement with ADT was recognized in the year ended December 31, 2025.

Competition

We believe we are well-positioned to compete within the broader smart security market, both within and beyond the home as we continue to launch new services and product lines on our highly secure, globally-scaled platform. However, our market is highly competitive and evolving, and we expect competition to increase in the future. We believe the principal competitive factors impacting the market for our services and products include price, service offerings, functionality, brand, technology, design, distribution channels and customer service.

We believe that we compete favorably in these areas based on our market position in the U.S. consumer network connected camera systems market, best-in-class technology, direct relationship with users and user engagement, trusted Arlo platform, strong Arlo brand and channel partners and deep strategic partnerships with key suppliers, such as Infineon Technologies Americas Corp, OmniVision Technologies Inc., Realtek Semiconductor Corp, and Qualcomm Incorporated. Moreover, our focus on building a smart security platform, combined with our leadership in innovation in the consumer network connected camera systems market, has led to the strength of our Arlo brand worldwide. We believe this focus allows us to compete favorably with companies that have introduced or have announced plans to introduce smart security services and devices. Nevertheless, the smart security market remains highly competitive, and has a multitude of participants, including: large global technology companies, such as Amazon (Blink and Ring) and Google (Nest); security service vendors, such as ADT; telecom service providers, such as AT&T, Verizon, and Comcast; and other companies, such as TP Link, Eufy, and Wyze.

Many of our existing and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources than we do. We anticipate that current and potential competitors will also intensify their efforts to penetrate our target markets. For additional information, see "*Risk Factors-Risks Related to Our Business-Some of our competitors have substantially greater resources than we do, and to be*

competitive we may be required to lower our prices or increase our sales and marketing expenses, which could result in reduced margins and loss of market share."

Research and Development

We are passionate about developing new and innovative products and services that enhance the smart security experience. Our research and development team collaborates with our product team to design and build differentiated new products and improve upon our existing products and services. Our goal is to create unique user experiences within the smart security market. For example, our original Arlo camera was the world's first commercially available 100% battery-operated Wi-Fi security camera with 720p HD video, IP65-rated weather resistance and night vision. The groundbreaking nature of the product, first launched in December 2014, gathered critical acclaim and market success. Our research and development team has taken this same approach to all of our subsequent product releases, constantly innovating to stay competitive.

As of December 31, 2025, our research and development staff consisted of 186 employees, located in our offices worldwide, and was comprised of front-end and back-end software engineers, radio frequency engineers, electrical engineers, mechanical engineers, system test engineers, computer vision scientists and data analysis engineers, UX and industrial design engineers and mobile app developers. We also engage and contract with certain third parties, such as ITS Partner LLC, e-Infochips Ltd., and Elinext Software Ltd. on research and development. We intend to continue to invest in research and development to expand our platform and capabilities in the future.

Manufacturing

While all of our products are primarily designed in North America, we currently outsource manufacturing to Foxconn Cloud Network Technology Singapore Pte. Ltd., Tonly Technology Co., Ltd, Alpha Networks Inc., Pegatron Corporation, and Chicony Electronics Co., Ltd., which are all headquartered in Asia. Although we do not have any long-term purchase contracts, we have executed master product supply agreements with these manufacturers, which typically provide indemnification for intellectual property infringement, epidemic failure clauses, agreed-upon price concessions, division of each party's intellectual property and product quality requirements. As we expand our product portfolio, we continue to explore new potential manufacturing partners that may provide us with competitive advantages on technology and cost. Since we outsource our manufacturing, we have the flexibility and ability to adapt to market changes, product supply and component pricing while keeping our costs low. In addition to their responsibility for the manufacturing of our products, our manufacturers typically purchase all necessary parts and materials to produce finished goods. To maintain quality standards for our suppliers, we have established our own product quality organization based in Vietnam and Taiwan, which is responsible for auditing and inspecting process and product quality on the premises of our manufacturers. Our strategic relationships with our manufacturers are an important component of our ability to introduce new products and grow our business.

We focus on driving alignment of our product roadmaps with our manufacturers and determining what we can do collectively to reduce costs across the supply chain. Our operations teams based in the United States, Canada, Ireland, Taiwan, and Vietnam coordinate with our manufacturers' engineering, manufacturing and quality control personnel to develop the requisite manufacturing processes, quality checks and testing and general oversight of the manufacturing activities. We believe this model has enabled us to quickly and efficiently deliver high-quality and innovative products, while enabling us to minimize costs and manage inventory.

Our products are manufactured and packaged for retail sale by our manufacturers mostly in Vietnam, Thailand, and Indonesia, and shipped to our logistics hubs in the United States, Hong Kong, and Australia. Our operations team coordinates with our manufacturers to ensure that the shipment of our products from the manufacturers to these logistics hubs meets customer demand.

Arlo Cloud Engineering Operations

We currently serve our users from third-party data center hosting facilities. Our cloud platform runs in data centers in the United States and a data center in Ireland to serve our European Union users. We also utilize data centers in Singapore and Australia. We have designed our cloud environments to be highly resilient with built-in redundancy and provide failover to other data centers in our network.

Marketing

Our marketing programs are focused on building global brand awareness, increasing product adoption and driving sales. Our marketing efforts target individuals interested in a smart security solution. We also increase brand awareness by augmenting word-of-mouth recommendations from Arlo customers and key influencers, interact digitally with current and prospective customers and maintain and develop our strong channel partnerships and strong shelf presence. We collaborate with our retail partners on market development activities to drive in-store and online engagement with the brand and drive purchases.

Customer Care

We provide global customer care to Arlo users through a range of communication channels, including phone, chat, email, social media, the Arlo Community, and self-service options such as knowledge-base articles, how-to videos, and technical documentation on our website. We believe that timely, responsive support—combined with accessible educational content—helps drive ongoing user engagement, build loyalty to our brand, and provide valuable insight into the evolving needs of our users.

The Arlo Community continues to be a highly effective and efficient platform for peer-to-peer support, product education, and real-time user feedback. We regularly analyze user interactions and feedback from all channels and share these insights with our product, design, and engineering teams to help inform future enhancements to our products and services.

To support our global user base, we manage and continually optimize our service operations through a combination of Arlo employees and subcontracted, outsourced resources. As our installed base expands across new geographies, product categories, and technologies, we remain focused on building a scalable, flexible support infrastructure that enables users to reach us through the channels that are most convenient and efficient for their needs.

Fiscal Periods

Our fiscal year begins on January 1 of the year stated and ends on December 31 of the same year. We report our results on a fiscal quarter basis rather than on a calendar quarter basis. Under the fiscal quarter basis, each of the first three fiscal quarters ends on the Sunday closest to the calendar quarter end, with the fourth quarter ending on December 31.

Intellectual Property

Our ability to protect our intellectual property will be an important factor in the success and continued growth of our business. We rely upon a combination of patent, copyright, trade secret, and trademark laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. Some of our technology relies upon third-party licensed intellectual property.

We currently hold 146 issued United States patents, 54 pending United States patent applications, 107 international patents, including patents issued by China and the EU, 40 pending patent applications outside of the United States. All the patents and patent applications generally relate to certain aspects of our hardware devices, accessories, software and services. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We also pursue the registration of our domain names and trademarks and service marks in the United States and in certain locations outside the United States. We currently have six registered trademarks and six pending trademark applications in the United States, as well as 110 registered trademarks and 8 pending trademark applications outside of the United States. We currently hold trademark registrations for "ARLO" in 13 countries: the United States, Argentina, Australia, Brazil, Canada, Chile, China, Japan, Mexico, New Zealand, Peru, Singapore, and Trinidad and Tobago, as well as the World Intellectual Property Organization. For more information, see "*Risk Factors-Risks Related to Our Business-If we are unable to secure and protect our intellectual property rights, our ability to compete could be harmed.*"

Environmental Laws

Our products and manufacturing processes are subject to numerous governmental regulations, which cover both the use of various materials and environmental concerns. Environmental issues such as pollution and climate change have had significant legislative and regulatory efforts on a global basis, and there are additional changes to the regulations in these areas in the upcoming years. These changes could directly increase the cost of energy, which may have an impact on the way we manufacture products. In addition, any new regulations or laws in the environmental area might increase the cost of the raw materials we use in our products and the cost of compliance. Other regulations in the environmental area may require us to continue to monitor and ensure proper disposal or recycling of our products. To the best of our knowledge, we maintain compliance with all current government regulations concerning our production processes for all locations in which we operate. Since we operate on a global basis, this is also a complex process that requires continual monitoring of regulations and we have an internal group focused on monitoring our compliance process to ensure that we and our suppliers are in compliance with all existing regulations.

Environmental, Social, and Governance

We believe that responsible and sustainable business practices support our long-term success and strive to proactively manage and address the environmental, social, and governance ("ESG") topics most important to our stakeholders. We have integrated ESG considerations into many of our business practices and policies, and work together with our customers, suppliers, and strategic partners to promote improvement in human rights, labor, environment, health and safety, anti-corruption, ethics and management system standards within our operations and our supply chain. For more information on ESG, including our climate and energy-usage performance, see our recently published ESG report on our website at https://www.arlo.com/en-us/esg-report.html.

Human Capital Resources

Our vision—to bring peace of mind by connecting and protecting what people care about most, drives everything we do, including how we build and develop our team. As a rapidly scaling SaaS company our success depends on attracting, developing, and retaining exceptional talent who can execute on our ambitious growth targets while maintaining our culture of innovation and customer focus.

Workforce Composition and Strategic Talent

Our Workforce

As of December 31, 2025, we employed approximately 376 full-time employees, of which 64% were based in the United States, and 36% were based in other global regions, such as Canada, Australia, Taiwan, India, and Ireland. Our geographic distribution enables 24/7 platform operations and access to world-class engineering talent.

Talent Development

We nurture and develop our talent through carefully crafted processes that drive culture and performance. We aim to have the right people in the right roles at the right time to drive our business outcomes. Key development areas include:

- Technical skills training
- Leadership programs to prepare managers for scaling teams
- Cross-functional collaboration
- Performance management tied to both company metrics and individual contributions

Culture and Belonging

We work hard to attract and retain exceptionally talented and ethical employees from all backgrounds, and we're proud of the culture we've built. Our vision—to bring peace of mind by connecting and protecting what people care about most—guides our culture and how we work together. We believe that delivering an exceptional customer experience starts with our values and how we treat each other.

Serving our global customer base requires a workforce where everyone feels they belong and are listened to. It matters to us that each of our employees' voices and expertise are heard and valued. We believe that when our workplace encourages employees to fully participate in a collaborative environment, we deliver better outcomes for our customers. Arlo is an equal opportunity workplace, recruiting talent based on merit, qualifications, personality, and skills from candidate pools that reflect the communities we serve.

We host regular events and forums with guest and internal speakers. These events provide a platform for dialogue and listening—an opportunity for every employee to learn, discuss, and appreciate differences between colleagues as we continue to reflect the customers we serve. We work to foster a highly engaged and energized workplace, where everyone is treated with dignity and respect. We maintain strong working relationships with our employees, as evidenced by our regular employee engagement surveys, and we have not experienced any material labor disputes.

Compensation and Benefits

We provide our employees with compensation that is market-competitive, internally equitable, and performance-based. Given our need to compete for specialized talent, we benchmark against technology companies to ensure our compensation packages attract and retain top talent.

We recognize that our people are most likely to thrive when they have the resources to meet their needs and the time and support to succeed in their professional and personal lives. Our compensation philosophy includes:

- Base Salaries: Competitively positioned for critical technical and commercial roles
- Performance Bonuses: Tied to company performance metrics as well as individual contributions
- Equity Compensation: Ensuring employees participate in the long-term value creation as our company grows
- Comprehensive Benefits: A wide variety of health, wellness, and professional development benefits for employees around the world

We invest in tools, classes, programs, and resources designed to support our employees' individual growth and development, helping them build the skills needed to scale our platform and achieve our long-range goals.

Health and Safety

We work to protect the health and safety of our employees across all of our global locations. We identify potential workplace risks to develop measures that mitigate possible hazards and follow all applicable health and safety regulations and training requirements.

We support employees with general safety, security, and crisis management training, as well as harassment prevention training. We put specific programs in place for those working in potentially high-risk environments.

Employee Engagement

We believe that open and honest communication among team members, managers, and leaders helps create a collaborative work environment where everyone can contribute, grow, and succeed. This is essential as we execute on our long-range goals.

Our leadership is committed to consistent communication. We hold regular all-hands meetings and fireside chats where employees can engage directly with our executive team on business strategy, company performance, and employee-related matters.

Employees are encouraged to bring questions, feedback, and concerns to their managers. We conduct regular surveys that gauge employee sentiment in areas like career development, manager performance, workplace culture, and career growth opportunities.

Company Information

We were incorporated in Delaware in January 2018. Our principal executive offices are located at 5770 Fleet Street, Carlsbad, California 92008, and our telephone number is (408) 890-3900. Our website is http://www.arlo.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") are available free of charge on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities Exchange Commission (the "SEC"). The contents of or accessible through our website are not incorporated into this Annual Report. Further, our references to the URLs for these websites are intended to be inactive textual reference only.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act are filed with the SEC. We are subject to the informational requirements of the Exchange Act and file or furnish reports, proxy statements, and other information with the SEC. Our filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

Our website provides a link to our SEC filings, which are available free of charge on the same day such filings are made. The specific location on the website where these reports can be found is http://investor.arlo.com. Our website also provides a link to Section 16 filings which are available free of charge on the same day as such filings are made. Information contained on or accessible through these websites is not a part of this Annual Report on Form 10-K.

Item 1A.   Risk Factors

Investing in our common stock involves substantial risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," when evaluating our business and before deciding whether to invest in shares of our common stock. We describe below what we believe are currently the material risks and uncertainties we face, but they are not the only risks and uncertainties we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

We obtain several key components from limited or sole source suppliers, and if these suppliers fail to satisfy our supply requirements or we are unable to properly manage our supply requirements with our third-party manufacturers, we may lose sales and experience increased component costs.

Any shortage or delay in the supply of key product components would harm our ability to meet scheduled product deliveries. Many of the components used in our products are specifically designed for use in our products, some of which are obtained from sole source suppliers. These components include lens, lens-sensors, and passive infrared sensors that have been customized for the Arlo application, as well as custom-made batteries that provide power conservation and safety features. In addition, the components used in our end products have been optimized to extend battery life. Our third-party manufacturers generally purchase these components on our behalf, and we do not have any contractual commitments or guaranteed supply arrangements with our suppliers. If demand for a specific component increases, we may not be able to obtain an adequate number of that component in a timely manner or at all. In addition, if worldwide demand for the components increases significantly, the availability of these components could be limited. Further, our suppliers may experience financial or other difficulties as a result of uncertain and weak worldwide economic conditions. Other factors that may affect our suppliers' ability or willingness to supply components to us include internal management or reorganizational issues, such as roll-out of new equipment which may delay or disrupt supply of previously forecasted components, or industry consolidation and divestitures, which may result in changed business and product priorities among certain suppliers. It could be difficult, costly, and time consuming to obtain alternative sources for these components, or to change product designs to make use of alternative components. In addition, difficulties in transitioning from an existing supplier to a new supplier could create delays in component availability that would have a significant impact on our ability to fulfill orders for our products.

We generally provide our third-party manufacturers with a rolling forecast of demand, which they use to determine our material and component requirements. Lead times for ordering materials and components vary significantly and depend on various factors, such as the specific supplier, contract terms, and demand and supply for a component at a given time. Some of our components have long lead times, such as wireless local area network chipsets, physical layer transceivers, connector jacks, and metal and plastic enclosures. If our forecasts are not timely provided or are lower than our actual requirements, our third-party manufacturers may be unable to manufacture products in a timely manner or at all. If our forecasts are too high, our third-party manufacturers will be unable to use the components they have purchased on our behalf. The cost of the components used in our products tends to drop rapidly as volumes increase and the technologies mature. Therefore, if our third-party manufacturers are unable to promptly use components purchased on our behalf, our cost of producing products may be higher than our competitors due to an oversupply of higher-priced components. Moreover, if they are unable to use components ordered at our direction, we will need to reimburse them for any losses they incur.

If we are unable to obtain a sufficient supply of components, or if we experience any interruption in the supply of components, our product shipments could be reduced or delayed or our cost of obtaining these components may increase. In addition, sole suppliers of highly specialized components may provide, or have provided components that were either

defective or did not meet the criteria required by us or our manufacturers, retailers, distributors, or other channel partners, resulting in delays, lost revenue opportunities, and potentially substantial write-offs.

We depend on a limited number of third-party manufacturers for substantially all of our manufacturing needs. If these third-party manufacturers experience any delay, disruption, or quality control problems in their operations, we could lose or fail to grow our market share and our brand may suffer.

All of our products are manufactured, assembled, tested and generally packaged by a limited number of third-party original design manufacturers ("ODMs"). In most cases, we rely on these manufacturers to procure components and, in some cases, subcontract engineering work. We currently outsource manufacturing to Foxconn Cloud Network Technology Singapore Pte. Ltd., Pegatron Corporation, Alpha Networks, Inc., and Chicony Electronics Co., Ltd.. We do not have any long-term contracts with any of these third-party manufacturers, although we have executed product supply agreements with these manufacturers, which typically provide indemnification for intellectual property infringement, epidemic failure clauses, agreed-upon price concessions, and certain product quality requirements. Some of these third-party manufacturers produce products for our competitors. Due to changing economic conditions, the viability of some of these third-party manufacturers may be at risk. The loss of the services of any of our primary third-party manufacturers could cause a significant disruption in operations and delays in product shipments. Qualifying a new manufacturer and commencing volume production is expensive and time consuming. Ensuring that a contract manufacturer is qualified to manufacture our products to our standards is time consuming. In addition, there is no assurance that a contract manufacturer can scale its production of our products at the volumes and in the quality that we require. If a contract manufacturer is unable to do these things, we may have to move production for the products to a new or existing third-party manufacturer, which would take significant effort and our business, results of operations, and financial condition could be materially and adversely affected. In addition, as we contemplate moving manufacturing into different jurisdictions, we may be subject to additional significant challenges in ensuring that quality, processes, and costs, among other issues, are consistent with our expectations. For example, while we expect our manufacturers to be responsible for penalties assessed on us because of excessive failures of the products, there is no assurance that we will be able to collect such reimbursements from these manufacturers, which causes us to take on additional risk for potential failures of our products.

Our reliance on third-party manufacturers also exposes us to the following risks over which we have limited control:

- unexpected increases in manufacturing and repair costs;

- inability to control the quality and reliability of finished products;

- inability to control delivery schedules;

- potential liability for expenses incurred by third-party manufacturers in reliance on our forecasts that later prove to be inaccurate;

- potential lack of adequate capacity to manufacture all or a part of the products we require; and

- potential labor unrest affecting the ability of the third-party manufacturers to produce our products.

All of our products must satisfy safety and regulatory standards and some of our products must also receive government certifications. Our third-party manufacturers are primarily responsible for conducting the tests that support our applications for most regulatory approvals for our products. If our third-party manufacturers fail to timely and accurately conduct these tests, we would be unable to obtain the necessary domestic or foreign regulatory approvals or certificates to sell our products in certain jurisdictions. As a result, we would be unable to sell our products and our sales and profitability could be reduced, our relationships with our sales channel could be harmed, and our reputation and brand would suffer.

Specifically, substantially all of our manufacturing and assembly occurs in the Asia Pacific region, primarily in Vietnam, and any disruptions due to natural disasters, health epidemics, and political, social, and economic instability in the region would affect the ability of our third-party manufacturers to manufacture our products. In particular, in the event the labor market in Vietnam becomes saturated, our third-party manufacturers in that region may increase our costs of production. If these costs increase, it may affect our margins and ability to lower prices for our products to stay competitive. Labor unrest may also affect our third-party manufacturers, as workers may strike and cause production delays. If our third-party manufacturers fail to maintain good relations with their employees or contractors, and production and manufacturing of our products are affected, then we may be subject to shortages of products and the quality of products delivered may be affected. Further, if our manufacturers or warehousing facilities are disrupted or destroyed, we could have no other readily available alternatives for manufacturing and assembling our products, and our business, results of operations, and financial condition could be materially and adversely affected.

In the future, we may work with more third-party manufacturers on a contract manufacturing basis, which could result in our exposure to additional risks not inherent in a typical ODM arrangement. Such risks may include our inability to properly source and qualify components for the products, lack of software expertise resulting in increased software defects, and lack of resources to properly monitor the manufacturing process. In our typical ODM arrangement, our ODMs are generally responsible for sourcing the components of the products and warranting that the products will work according to a product's specification, including any software specifications. In a contract manufacturing arrangement, we would take on much more, if not all, of the responsibility around these areas. If we are unable to properly manage these risks, our products may be more susceptible to defects, and our business, results of operations, and financial condition could be materially and adversely affected.

If disruptions in our transportation network occur or our shipping costs substantially increase, we may be unable to sell or timely deliver our products, and our operating expenses could increase.

We are highly dependent upon the transportation systems we use to ship our products, including surface, ocean and air freight. Our attempts to closely match our inventory levels to our product demand intensify the need for our transportation systems to function effectively and without delay. On a quarterly basis, our shipping volume also tends to steadily increase as the quarter progresses, which means that any disruption in our transportation network in the latter half of a quarter will likely have a more material effect on our business than a disruption at the beginning of a quarter.

The transportation network is subject to disruption or congestion from a variety of causes, including labor disputes or port strikes, international conflicts, such as the ongoing escalating conflict between Russia and Ukraine, hostilities in the Middle-East, attacks on shipping vessels in Red Sea, acts of war or terrorism, natural disasters, and congestion resulting from higher shipping volumes. Labor disputes among freight carriers and at ports of entry are common, particularly in Europe, and we expect labor unrest and its effects on shipping our products to be a continuing challenge for us. A port worker strike, work slow-down, or other transportation disruption in Long Beach, California, where we import our products to fulfill our American orders, could significantly disrupt our business. Our international freight is regularly subject to inspection by governmental entities. If our delivery times increase unexpectedly for these or any other reasons, our ability to deliver products on time would be materially and adversely affected and result in delayed or lost revenue as well as customer imposed penalties. In addition, if increases in fuel prices occur, our transportation costs would likely increase. Moreover, the cost of shipping our products by air freight is greater than by other methods. From time to time in the past, we have shipped products using extensive air freight to meet unexpected spikes in demand and shifts in demand between product categories, to bring new product introductions to market quickly and to timely ship products previously ordered. If we continue to rely more heavily upon air freight to deliver our products, our overall shipping costs will increase. A prolonged transportation disruption or a significant increase in the cost of freight could materially and adversely affect our business, results of operations, and financial condition.

If we lose the services of key personnel or are unable to attract new qualified personnel, we may not be able to execute our business strategy effectively.

Our future success depends in large part upon the continued services of our key technical, engineering, sales, marketing, finance, and senior management personnel and our ability to attract new qualified personnel, including in new markets we may enter. The competition for qualified personnel with significant experience in the design, development, manufacturing, marketing, and sales in the markets in which we operate is intense, both where our U.S. operations are based, including Silicon Valley, and in global markets in which we operate. This competition for labor has made it more challenging to locate candidates with the desired talents, particularly in emerging technologies. Our inability to attract qualified personnel, including hardware and software engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products and services. In addition, decreases in our stock price may negatively affect our efforts to attract and retain qualified personnel.

Changes to U.S. immigration policies that restrict our ability to attract and retain technical personnel may negatively affect our research and development efforts. For example, obtaining and maintaining a work visa, especially in the United States, has become significantly more difficult and costly, making it challenging to source qualified personnel from other countries or even to hire those already in the United States on current visas. Regulatory requirements may also create risks in our ability to recruit and retain key personnel. We will continue to replace key personnel, from within or looking outside, wherever we find the best candidates.

We may be at a disadvantage to larger companies with greater brand recognition or financial resources, to competitors with faster growth rates or higher valuations, or to start-ups or other emerging companies in trending market sectors. Efforts we engage in to establish operations in new geographies where additional talent may be available, potentially at a lower cost, may be unsuccessful or fail to result in the desired cost savings or quality. We may also recruit talent for remote positions, which also comes with challenges, including with respect to retention, collaboration, training, and corporate culture. If we are unable to attract and retain qualified management and key personnel when and where they are needed or to develop our remote workforce, our ability to operate and grow our business could be impaired. Moreover, if we are not able to properly balance investment in personnel with sales, our profitability may be adversely affected.

We do not maintain any key person life insurance policies. Our business model requires extremely skilled and experienced senior management who are able to withstand the rigorous requirements and expectations of our business. Our success depends on senior management being able to execute at a very high level. The loss of any of our senior management or other key engineering, research, development, sales, or marketing personnel, particularly if lost to competitors, could harm our ability to implement our business strategy and respond to the rapidly changing needs of our business. If we suffer the loss of services of any key executive or key personnel, our business, results of operations, and financial condition could be materially and adversely affected. In addition, we may not be able to have the proper personnel in place to effectively execute our long-term business strategy if key personnel retire, resign or are otherwise terminated.

We expect our results of operations to fluctuate on a quarterly and annual basis, which could cause our stock price to decline.

Our results of operations are difficult to predict and may fluctuate substantially from quarter-to-quarter or year-to-year for a variety of reasons, many of which are beyond our control. If our actual results were to fall below our estimates or the expectations of public market analysts or investors, our quarterly and annual results would be negatively impacted and the price of our stock could decline. Other factors that could affect our quarterly and annual operating results include, but are not limited to:

- changes in the pricing policies of, or the introduction of new products by, us or our competitors;

- delays in the introduction of new products by us or market acceptance of these products;

- health epidemics and other outbreaks, which could significantly disrupt our operations;

- introductions of new technologies and changes in consumer preferences that result in either unanticipated or unexpectedly rapid product category shifts;

- competition with greater resources may cause us to lower prices and in turn could result in reduced margins and loss of market share;

- epidemic or widespread product failure, or unanticipated safety issues, in one or more of our products;

- slow or negative growth in the smart security, home electronics, and related technology markets;

- seasonal shifts in end-market demand for our products;

- unanticipated decreases or delays in purchases of our products by our significant retailers, distributors, and other channel partners;

- component supply constraints from our vendors;

- unanticipated increases in costs, including air freight, associated with shipping and delivery of our products;

- the inability to maintain stable operations by our suppliers and other parties with whom we have commercial relationships;

- discovery of security vulnerabilities in our products, services or systems, leading to negative publicity, decreased demand, or potential liability;

- foreign currency exchange rate fluctuations in the jurisdictions where we transact sales and expenditures in local currency;

- excess levels of inventory and low turns;

- changes in or consolidation of our sales channels and wholesale distributor relationships or failure to manage our sales channel inventory and warehousing requirements;

- delay or failure to fulfill orders for our products on a timely basis;

- delay or failure of our retailers, distributors, and other channel partners to purchase at their historic volumes or at the volumes that they or we forecast;

- changes in tax rates or adverse changes in tax laws that expose us to additional income tax liabilities;

- changes in U.S. and international tax policy, including changes that adversely affect customs, tax or duty rates such as tariffs on product imports, as well as income tax legislation and regulations that affect the countries where we conduct business;

- operational disruptions, such as transportation delays or failure of our order processing system, particularly if they occur at the end of a fiscal quarter;

- disruptions or delays related to our financial and enterprise resource planning systems;

- our inability to accurately forecast product demand, resulting in increased inventory exposure;

- allowance for credit losses exposure with our existing retailers, distributors and other channel partners and new retailers, distributors and other channel partners, particularly as we expand into new international markets;

- geopolitical disruption, including sudden changes in immigration policies, leading to disruption in our workforce or delay or even stoppage of our operations in manufacturing, transportation, technical support, and research and development;

- terms of our contracts with channel partners or suppliers that cause us to incur additional expenses or assume additional liabilities;

- an increase in price protection claims, redemptions of marketing rebates, product warranty and stock rotation returns or allowance for credit losses;

- litigation involving alleged patent infringement;

- failure to effectively manage our third-party customer support partners, which may result in customer complaints and/or harm to the Arlo brand;

- our inability to monitor and ensure compliance with our code of ethics, our anti-corruption compliance program, and domestic and international anti-corruption laws and regulations, whether in relation to our employees or with our suppliers or retailers, distributors, or other channel partners;

- labor unrest at facilities managed by our third-party manufacturers;

- workplace or human rights violations in certain countries in which our third-party manufacturers or suppliers operate, which may affect the Arlo brand and negatively affect our products' acceptance by consumers;

- unanticipated shifts or declines in profit by geographical region that would adversely impact our tax rate;

- failure to implement and maintain the appropriate internal controls over financial reporting, which may result in restatements of our financial statements; and

- any changes in accounting rules.

As a result, period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on them as an indication of our future performance.

If we fail to continue to introduce or acquire new products or services that achieve broad market acceptance on a timely basis, if our products or services are not adopted as expected, or if we fail to successfully manage the introduction of such products or services, we will not be able to compete effectively and we will be unable to increase or maintain revenue and gross margin.

We operate in a highly competitive, quickly changing environment, and our future success depends on our ability to develop or acquire and introduce new products and services that achieve broad market acceptance. Our future success will depend in large part upon our ability to identify demand trends in the smart security market and quickly develop or acquire, and design, manufacture and sell, products and services that satisfy these demands in a cost-effective manner.

In order to differentiate our products and services from our competitors' products, we must continue to increase our focus and capital investment in research and development, including software development. We have committed a substantial amount of resources to the manufacture, development and sale of our Arlo Secure services and our wire-free smart Wi-Fi cameras, advanced baby monitors, and smart lights, and to introducing additional and improved models in

these lines. In addition, we plan to continue to introduce new categories of smart security devices to the Arlo platform in the near future. If our existing products and services do not continue, or if our new products or services fail, to achieve widespread market acceptance, if existing customers do not subscribe to our paid subscription services such as Arlo Secure or Arlo Total Security, if those services do not achieve widespread market acceptance, or if we are unsuccessful in capitalizing on opportunities in the smart security market, as well as in the related market in the small business segment, our future growth may be slowed and our business, results of operations, and financial condition could be materially and adversely affected. Successfully predicting demand trends is difficult, and it is very difficult to predict the effect that introducing a new product or service will have on existing product or service sales. For example, customers may choose to forego purchasing existing products or services in advance of new or anticipated product and services launches, and we may experience higher returns from users of existing products or increases in credit issuances under our price protection policy. In addition, new or enhanced products or services may have varying selling prices and costs compared to legacy products and services, which could negatively impact our brand, gross margins and operating results. It is possible that Arlo may not be as successful with its new products and services, and as a result our future growth may be slowed and our business, results of operations and financial condition could be materially and adversely affected. Also, we may not be able to respond effectively to new product or service announcements by our competitors by quickly introducing competitive products and services.

Development of new or enhanced products and services may require significant time and financial investment, which could result in increased costs and a reduction in our profit margins. For example, we have historically incurred higher levels of sales and marketing expenses accompanying product and service introductions. In addition, as we introduce new or enhanced products and services, we may face additional challenges managing a more complex supply chain and manufacturing processes, including the time and cost associated with onboarding and overseeing additional suppliers, third-party retailers and manufactures or challenges managing the reduction in supply from, or off-boarding of, suppliers, manufacturers, supply chain partners and third-party retailers. Additionally, we may face challenges managing the inventory of new or existing products, which could lead to excess inventory and discounting of such products, among other things.

In addition, we may acquire companies and technologies in the future and, consistent with our vision for Arlo, introduce new product and service lines in the smart security market. In these circumstances, we may not be able to successfully manage integration of the new product and service lines with our existing suite of products and services. If we are unable to effectively and successfully further develop these new product and service lines, we may not be able to increase or maintain our sales, and our gross margin may be adversely affected.

We may experience delays and quality issues in releasing new products and services, which may result in lower quarterly revenue than expected. In addition, we may in the future experience product or service introductions that fall short of our projected rates of market adoption. Currently, reviews of our products and services are a significant factor in the success of our new product and service launches. If we are unable to generate a high number of positive reviews or quickly respond to negative reviews, including end-user reviews posted on various prominent online retailers, or combat fake, AI-generated or bot negative reviews, our ability to sell our products and services will be harmed. Any future delays in product and service development and introduction, or product and service introductions that do not meet broad market acceptance, or unsuccessful launches of new product and service lines could result in:

- loss of or delay in revenue and loss of market share;

- negative publicity and damage to our reputation and brand;

- a decline in the average selling price of our products and services;

- adverse reactions in our sales channels, such as reduced shelf space, reduced online product visibility, or loss of sales channels; and

- increased levels of product returns.

Throughout the past few years, Arlo has significantly increased the rate of new product and service introductions, with the introduction of new lines of Arlo camera, home security system, and doorbell products, as well as the introduction of Arlo Secure, Arlo Total Security, and Arlo Safe. If we cannot sustain that pace of product and service introductions, either through rapid innovation or acquisition of new products and services or product and service lines, we may not be able to maintain or increase the market share of our products and services or expand further into the smart security market in accordance with our current plans. In addition, if we are unable to successfully introduce or acquire new products and services with higher gross margin, our revenue and overall gross margin would likely decline.

We may need additional financing to meet our future long-term capital requirements and may be unable to raise sufficient capital on favorable terms or at all.

Although we have recorded a net income of $14.9 million for the year ended December 31, 2025, we have a history of losses and may continue to incur operating and net losses for the foreseeable future. As of December 31, 2025, our accumulated deficit was $383.0 million. We had historically maintained a Loan and Security Agreement with Bank of America, N.A., which expired and automatically terminated on October 27, 2024. On November 14, 2024, we entered into a credit agreement (the "Credit Agreement") with HSBC Bank USA, National Association, as administrative agent, issuing bank, and lender. The Credit Agreement provides for a three-year revolving credit facility (the "Credit Facility") of up to $45.0 million that matures on November 14, 2027, which also includes a $10.0 million sublimit for the issuance thereunder of letters of credit. As of December 31, 2025, we had unused borrowing capacity of $45.0 million based on the terms and conditions of the Credit Agreement. In addition, the Credit Agreement includes an uncommitted accordion feature that allows us to, from time to time, request an increase to the aggregate revolving loan commitments by up to an additional $30.0 million in the aggregate, subject to the satisfaction of certain conditions. The proceeds of the borrowings under the Credit Facility may be used for working capital and general corporate purposes. Refer to Note 6, *Revolving Credit Facility* in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K for further details on the Credit Agreement.

While, based on our current plans, the Credit Agreement, and market conditions, we believe that such sources of liquidity will be sufficient to satisfy our anticipated cash requirements for at least the next 12 months, we may require additional funds, either through equity or debt financings or collaborative agreements or from other sources. We have no commitments to obtain such additional financing, and we may not be able to obtain any such additional financing on terms favorable to us, or at all. If adequate financing is not available, we may further delay, postpone or terminate product and service expansion and curtail certain selling, general and administrative operations. The inability to raise additional financing may have a material adverse effect on our future performance.

Some of our competitors have substantially greater resources than we do, and to be competitive we may be required to lower our prices or increase our sales and marketing expenses, which could result in reduced margins and loss of market share.

We compete in a rapidly evolving and fiercely competitive market, and we expect competition to continue to be intense, including price competition. Our principal competitors include Amazon (Blink and Ring), Google (Nest), Canary, D-Link, Foxconn Corporation (Belkin), Night Owl, Samsung, SimpliSafe, Swann, TP Link, Eufy, and Wyze. Other competitors include numerous local vendors such as Netatmo, Logitech, Bosch, Instar, and Uniden. In addition, these local vendors may target markets outside of their local regions and may increasingly compete with us in other regions worldwide. Many of our existing and potential competitors have longer operating histories, greater brand recognition, and substantially greater financial, technical, sales, marketing, and other resources. These competitors may, among other things, undertake more extensive marketing campaigns, adopt more aggressive pricing policies, obtain more favorable pricing from suppliers and manufacturers, and exert more influence on sales channels than we can. In addition, certain competitors may have different business models, such as integrated manufacturing capabilities, that may allow them to achieve cost savings and to compete on the basis of price. Other competitors may have fewer resources, but may be more nimble in developing new or disruptive technology or in entering new markets.

We anticipate that current and potential competitors will also intensify their efforts to penetrate our target markets. For example, price competition is intense in our industry in certain geographical regions and product categories. Many of our competitors price their products significantly below our product costs. Average sales prices have declined in the past and may again decline in the future. These competitors may have more advanced technology, more extensive distribution channels, stronger brand names, greater access to shelf space in retail locations, bigger promotional budgets, and larger retailers, distributors, and other channel partners, and end-user bases than we do.

In addition, many of these competitors leverage a broader product portfolio and offer lower pricing as part of a more comprehensive end-to-end solution. These companies could devote more capital resources to develop, manufacture, and market competing products than we could.

Amazon.com is both a competitor and a distribution channel for our products as well as a provider of services to support our cloud-based storage. If Amazon decided to end our distribution channel relationship or ceased providing cloud storage services to us, our sales and product performance could be harmed, which could seriously harm our business, financial condition, results of operations, and cash flows.

Our competitors may also acquire other companies in the market or establish cooperative relationships among themselves or with others and leverage combined resources to gain market share. If any of these companies are successful in competing against us, our sales could decline, our margins could be negatively impacted, and we could lose, or fail to grow, our market share, any of which could seriously harm our business, financial condition, and results of operations.

We have an asset purchase agreement (the "Asset Purchase Agreement") and supply agreement (the "Supply Agreement") with Verisure Sàrl ("Verisure") that gives Verisure exclusive marketing and distribution rights for our products in Europe as well as the ability to sell our products through their direct channel globally. We cannot provide assurance that the arrangement with Verisure will continue to be a successful collaboration.

Verisure has the exclusive right to market and distribute our products in Europe. Our results of operations may be negatively impacted if Verisure is not successful in continuing to sell our products in Europe. In addition, if Verisure fails to pay us on a timely basis, or at all, or otherwise does not perform under the Supply Agreement, our cash flow would be reduced. We are also exposed to increased credit risk if Verisure fails or becomes insolvent. We also cannot provide any assurance that we will successfully develop custom products as specified by Verisure under the Supply Agreement.

The Asset Purchase Agreement and Supply Agreement with Verisure contain customary representations and warranties regarding, the Business and the Assets (each as defined in the Asset Purchase Agreement), indemnification provisions, termination rights, certain financial covenants and other customary provisions. Our failure to comply with these provisions may have a material adverse effect on our future performance.

We are dependent on information technology systems, infrastructure and data. If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of customers or sales; reduced revenue or profits; increased expenses; significant decline in our stock price; and other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, "processing") proprietary, confidential, and sensitive data, including personal data about our customers, employees, and others, intellectual property, and trade secrets (collectively, "sensitive information").

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. These information security risks have significantly increased in recent years in part due to the proliferation of new technologies and the increased sophistication and activities of organized crime, hackers, terrorists,

threat actors, "hacktivists," personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors and other external parties. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our products and services.

We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI, and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We employ a shared responsibility model where our customers are responsible for using, configuring and otherwise implementing security measures related to our platform, services and products in a manner that meets applicable cybersecurity standards, complies with laws, and addresses their information security risk. As part of this shared responsibility security model, we make certain security features available to our customers that can be implemented at our customers' discretion or identify security areas or measures for which our customers are responsible. In certain cases where our customers choose not to implement, or incorrectly implement, those features or measures, misuse our services, or otherwise experience their own vulnerabilities, policy violations, credential exposure or security incidents, even if we are not the cause of a resulting customer security issue or incident, our customer relationships reputation, and revenue have been and in the future may be adversely impacted.

We may rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. We may also rely on third-party service providers to provide other products, services, parts, or otherwise to operate our business. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our products and services.

We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

Maintaining the security of our computer information systems and communication systems is a critical issue for us and our customers and we devote considerable internal and external resources to network security, data encryption, and other security measures to protect our systems, customers, and users, but these security measures cannot provide absolute security. We have established a crisis management plan and business continuity program. While we regularly test the plan and the program, there can be no assurance that the plan and program can withstand an actual disruption in our business, including a cyber-attack, hacking, fraud, social engineering, or other forms of deception. While we have established service-level and geographic redundancy for our critical systems, our ability to utilize these redundant systems must be tested regularly, failing over to such systems always carries risk and we cannot be assured that such systems are fully functional. For example, much of our order fulfillment process is automated and the order information is stored on our servers. A significant business interruption could result in losses or damages and harm our business. If our computer systems and servers become unavailable at the end of a fiscal quarter, for example, our ability to recognize revenue may be delayed until we are able to utilize back-up systems and continue to process and ship our orders. This could cause our stock price to decline significantly. Changes in how our employees work and access our systems, as experienced during the COVID-19 pandemic, also could lead to additional opportunities for bad actors to launch cyberattacks or for employees to cause inadvertent security risks or incidents. While we have implemented security measures designed to protect against security incidents, including those described above, there can be no assurance that these measures will be effective.

Our products and services may contain unknown security vulnerabilities. We take steps to detect and remediate vulnerabilities, but we have not always been able in the past and may not be able in the future to detect and remediate all vulnerabilities in our information technology systems (including our products) because such threats and techniques used to exploit vulnerabilities change frequently and are often sophisticated in nature. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred. Unremedied high risk or critical vulnerabilities pose a material risk to our business. For example, the firmware, software, and open source software that we or our manufacturing partners have installed on our products may be susceptible to hacking, unauthorized manipulation, or misuse. In addition, we offer a comprehensive online cloud management service, Arlo Secure, paired with our end products, including our cameras, baby monitors, and smart lights, and in 2019, we launched our direct to consumer store to sell our products directly to our customers. If malicious actors compromise this cloud service or our direct to consumer store, or if customer confidential information is accessed without authorization, our business will be harmed. Operating an online cloud service and direct to consumer store are a relatively new businesses for us, and we may not have the expertise to properly manage risks related to data security and systems security. We rely on third-party providers for a number of critical aspects of our cloud services and customer support, including web hosting services, billing, and payment processing, and consequently we do not maintain direct control over the security or stability of the associated systems.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences such as: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; diversion of management's attention; monetary fund diversions; interruptions in our operations (including availability of data); negative impacts to our business, results of

operations and financial condition; financial loss; and other similar harms. Security incidents and attendant material consequences may prevent or cause customers to stop using our products and services, deter new customers from using our products and services, and negatively impact our ability to grow and operate our business.

In addition, the cost and operational consequences of implementing further data protection measures could be significant and theft of our intellectual property or proprietary business information could require substantial expenditures to remedy. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. Further, we cannot be certain that (a) our liability insurance will be adequate or sufficient in type or amount to protect us from or to mitigate liabilities arising out of our privacy and security practices or security breaches, cyberattacks and other related breaches; (b) such coverage will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all; or (c) any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive information about our company or our customers could be leaked, disclosed, or revealed as a result of or in connection with our employees', personnel's, or vendors' use of generative AI technologies. Any sensitive information (including confidential, competitive, proprietary, or personal data) that we input into a third-party generative AI and machine learning ("AI/ML") platform could be leaked or disclosed to others, including if sensitive information is used to train the third parties' AI/ML model. Additionally, where an AI/ML model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model. Moreover, AI/ML models may create flawed, incomplete, or inaccurate outputs, some of which may appear correct. This may happen if the inputs that the model relied on were inaccurate, incomplete or flawed (including if a bad actor "poisons" the AI/ML with bad inputs or logic), or if the logic of the AI/ML is flawed (a so-called "hallucination"). We may use AI/ML outputs to make certain decisions. Due to these potential inaccuracies or flaws, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits. For example, we use AI/ML in our products and services, and if such AI/ML-based outputs are deemed to be biased, we could face adverse consequences, including exposure to reputational and competitive harm, customer loss, and legal liability.

Our future success depends on our ability to increase sales of our paid subscription services.

Our future success is largely dependent on increasing sales of our paid subscription services. Even if we are successful in selling our smart security devices and accessories, if we are unable to maintain or increase sales of Arlo Secure, Arlo Total Security, and Arlo Safe services, our revenue and overall gross margin would likely decline. Increasing sales of our paid subscription services requires that we, among other things, maintain our existing paying subscribers, convert our existing smart security device and accessory customers into paying subscribers, convert customers using free trials of our subscription services into paying subscribers, expand the subscription services our existing paying subscribers utilize and attract new customers. Numerous factors may impede our ability to increase sales of our paid subscription services, including our ability to identify demands and trends in the smart security market and quickly develop or acquire and introduce new products and services that satisfy customer demands in a cost-effective manner, differentiate our products and services from or compete effectively with our competitors, generate a high number of positive reviews of our products and services, attract and retain effective sales and marketing personnel, deploy effective marketing programs, successfully deploy new features and integrations and provide quality customer experience and support. Our paid subscribers are not obligated to and may not renew their subscriptions after their existing subscriptions expire, and we cannot ensure that our paid subscribers will renew subscriptions with similar contract periods and subscription services or upgrade or expand their subscriptions with us. If customers do not renew their subscriptions, renew on less favorable terms, or we fail to convert our existing smart security device and accessory customers into paying subscribers, convert customers using free trials of our subscription services into paying subscribers, expand the subscription services our existing paying subscribers utilize or attract new customers, our revenues may decline or grow less quickly than anticipated, which would harm our business, results of operations, and financial condition.

If the U.S. insurance industry were to change its practice of providing incentives to homeowners for the use of home security services, we could experience a reduction in new subscriber growth or an increase in our subscriber churn.

It has been common practice in the U.S. insurance industry to provide a reduction in rates for policies written on residences that have certain home security systems. There can be no assurance that insurance companies will continue to offer these rate reductions. If these incentives were reduced or eliminated, new homeowners who otherwise may not feel the need for home security services would be removed from our potential subscriber pool, which could hinder the growth of our business, and existing subscribers may choose to disconnect or not renew their service contracts, which could increase our churn and reduce the life time value of our customers. In either case, our results of operations and growth prospects could be adversely affected.

Interruptions with the cloud-based systems that we use in our operations provided by an affiliate of Amazon, which is also one of our primary competitors, may materially and adversely affect our business, results of operations, and financial condition.

We host our platform using Amazon Web Services ("AWS") data centers, a provider of cloud infrastructure services, and may in the future use other third-party cloud-based systems in our operations. All of our solutions currently reside on systems leased and operated by us in these data center locations. Accordingly, our operations depend on protecting the virtual cloud infrastructure hosted in AWS by maintaining its configuration, architecture, features, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Although we have disaster recovery plans that utilize multiple AWS locations, any incident affecting their infrastructure that may be caused by human error, fire, flood, severe storm, earthquake, or other natural disasters, cyber-attacks, terrorist or other attacks, and other similar events beyond our control could negatively affect our platform. A prolonged AWS service disruption affecting our platform for any of the foregoing reasons would negatively impact our ability to serve our end-users and could damage our reputation with current and potential end-users, expose us to liability, cause us to lose customers, or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use. Further, if we were to make updates to our platforms that were not compatible with the configuration, architecture, features, and interconnection specifications of the third-party platform, our service could be disrupted.

Amazon previously produced the Amazon Cloud Cam, which competed with our security camera products, and acquired two of our competitors, Blink and Ring, in 2017 and 2018, respectively. Amazon may choose to hamper our competitive efforts, using provision of AWS services as leverage. In the event that there is a lapse of service, elimination of AWS services or features that we use, interruption of internet service provider connectivity, or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our solutions for deployment on a different cloud infrastructure service provider, which could materially and adversely affect our business, results of operations, and financial condition.

Our current and future products may experience quality problems, including defects or errors, from time to time that can result in adverse publicity, product recalls, litigation, regulatory proceedings, and warranty claims and could lead to significant direct or indirect costs, decreased revenue, and operating margin, and harm to our brand.

We sell complex products that could contain design and manufacturing defects in their materials, hardware, and firmware. These defects could include defective materials or components that can unexpectedly interfere with the products' intended operations or cause injuries to users or property damage. Although we extensively and rigorously test new and enhanced products and services before their release, we cannot assure we will be able to detect, prevent, or fix all defects. Failure to detect, prevent, or fix defects, or an increase in defects, could result in a variety of consequences, including a greater number of product returns than expected from users and retailers, increases in warranty costs, regulatory proceedings, product recalls, and litigation, each of which could materially and adversely affect our business, results of operations, and financial condition. We generally provide a one-year hardware warranty on all of our products. The occurrence of real or perceived quality problems or material defects in our current and future products could expose us to warranty claims in excess of our current reserves. If we experience greater returns from retailers or users, or greater warranty claims, in excess of our reserves, our business, financial condition, and results of operations could be harmed. In addition, any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could also adversely affect our brand, decrease demand for our products and services, and materially and adversely affect our business, results of operations, and financial condition.

In addition, epidemic failure clauses are found in certain of our customer contracts. If invoked, these clauses may entitle the customer to return for replacement or obtain credits for products and inventory, as well as assess liquidated damage penalties and terminate an existing contract and cancel future or then-current purchase orders. In such instances, we may also be obligated to cover significant costs incurred by the customer associated with the consequences of such epidemic failure, including freight and transportation required for product replacement and out-of-pocket costs for truck rolls to end-user sites to collect the defective products. Costs or payments we make in connection with an epidemic failure could materially and adversely affect our business, results of operations, and financial condition.

If our products contain defects or errors, or are found to be noncompliant with industry standards, we could experience decreased sales and increased product returns, loss of customers and market share, and increased service, warranty, and insurance costs. In addition, defects in, or misuse of, certain of our products could cause safety concerns, including the risk of property damage or personal injury. If any of these events occurred, our reputation and brand could be damaged, and we could face product liability or other claims regarding our products, resulting in unexpected expenses and adversely impacting our operating results. For instance, if a third party were able to successfully overcome the security measures in our products, such a person or entity could misappropriate end-user data, third-party data stored by our users, and other information, including intellectual property. If that happens, affected end-users or others may file actions against us alleging product liability, tort, or breach of warranty claims.

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of business, we process personal data about our customers, employees, and others and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, and sensitive third-party data. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security, including with respect to user privacy, rights of publicity, data protection, content, protection of minors, and consumer protection.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping and recording laws). Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance.

For example, the California Consumer Privacy Act of 2018 ("CCPA") applies to personal information of consumers, business representatives and employees and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights, such as those noted above. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. These developments further complicate compliance efforts, and increase legal risk and compliance costs for us, the third parties upon whom we rely. Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. For example, some of our data processing practices have in the past and may in the future be challenged under wiretapping laws, because we obtain consumer information from third parties through various methods, including chatbot and session replay providers, or via third-party marketing pixels. These practices have in the past and may continue to be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, the European Union's General Data Protection Regulation ("EU GDPR"), the United Kingdom's GDPR ("UK GDPR"), Australia's Privacy Act 1988 (Privacy Act), and Canada's Personal Information Protection and Electronic Documents Act ("PIPEDA") and various related provincial laws, as well as Canada's Anti-Spam Legislation ("CASL"), may apply to our operations and impose strict requirements for processing personal data. For example, under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area ("EEA") and the United Kingdom ("UK") have significantly restricted the transfer of personal data to the United States and other countries whose

privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA and UK's standard contractual clauses, the UK's International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers for relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating the GDPR's cross-border data transfer limitations. For example, in May 2023, the Irish Data Protection Commission determined that a major social media company's use of the standard contractual clauses to transfer personal data from Europe to the United States was insufficient and levied a 1.2 billion Euro fine against the social media company and prohibited the social media company from transferring personal data to the United States. Regulators in the United States such as the Department of Justice are also increasingly scrutinizing certain personal data transfers and have proposed and may enact certain data localization requirements, for example, the U.S. Department of Justice's rule entitled Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons.

Our employees and personnel use generative AI technologies to perform their work, and the disclosure and use of personal information in generative AI technologies are subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and consumer lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages. We use AI/ML to assist us in making certain decisions, which are regulated by certain privacy laws. Due to inaccuracies or flaws in the inputs, outputs, or logic of the AI/ML, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits. We also use AI/ML technologies, including generative AI and automated decision-making technologies in our products and services. The development and use of AI/ML present various privacy and security risks that may impact our business. AI/ML are subject to privacy and data security laws, as well as increasing regulation and scrutiny. Further, countries and states are applying their data and consumer protection laws to AI technologies, and particularly generative AI. Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed or enacted laws governing AI/ML, such as the EU's AI Act, the Colorado Artificial Intelligence Act, California Bot Disclosure Law, the Utah Artificial Intelligence Policy Act, and the CCPA regulations on automated decision-making technology. For example, the EU AI Act sets out a risk-based framework, subjecting certain AI technologies to numerous compliance obligations, including transparency, conformity and risk assessment, monitoring and human oversight requirements. Under the EU AI Act, non-compliant companies may be subject to administrative fines of up to 35 million Euros or 7% of a company's total worldwide annual turnover for the preceding financial year, whichever is the higher. Certain of our activities subject us to the EU AI Act and depending on how the EU AI Act is implemented and interpreted, we may have to adapt our business practices, contractual arrangements, and services to comply with such obligations. We expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI/ML, or prevent or limit our use of AI/ML. For example, the Federal Trade Commission ("FTC") has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege such companies have violated privacy and consumer

protection laws. If we cannot use AI/ML or are restricted in the use of AI/ML, our business may be less efficient, or we may be at a competitive disadvantage.

We use identity verification technologies in connection with the "person detection" feature in some of our products and services that may subject us to biometric privacy laws. For example, the Illinois Biometric Information Privacy Act ("BIPA") regulates the collection, use, safeguarding, and storage of biometric information. BIPA provides for substantial penalties and statutory damages and has generated significant class action activity, and the cost of litigating and settling past and any future claims that we have violated BIPA or similar laws could be significant. In addition to litigation, regulators, such as the FTC, have indicated that use of biometric technologies (including facial recognition technologies) may be subject to additional scrutiny.

In addition to data privacy and security laws, we may be contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. For example, we may also be subject to the Payment Card Industry Data Security Standard ("PCI DSS"). The PCI DSS requires companies to adopt certain measures to ensure the security of cardholder information, including using and maintaining firewalls, adopting proper password protections for certain devices and software, and restricting data access. Noncompliance with PCI DSS can result in penalties ranging from $5,000 to $100,000 per month by credit card companies, litigation, damage to our reputation, and revenue losses. We also rely on vendors to process payment card data, and those vendors may be subject to PCI DSS, and our business may be negatively affected if our vendors are fined or suffer other consequences as a result of PCI DSS noncompliance.

We may also be bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials, whitepapers, and other statements, such as statements relating to compliance with certain certifications or self-regulatory principles, concerning data privacy and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security (and consumers' data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. Our business model materially depends on our ability to process personal data, so we are particularly exposed to the risks associated with the rapidly changing legal landscape. For example, we may be at heightened risk of regulatory scrutiny, and any changes in the regulatory framework could require us to fundamentally change our business model.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. We have in the past received inquiries and/or been the subject of reports regarding our data privacy and security practices and processing. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our

products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

We rely on a limited number of traditional and online retailers and wholesale distributors for a substantial portion of our sales, and our revenue could decline if they refuse to pay our requested prices or reduce their level of purchases or if there is significant consolidation in our sales channels, which results in fewer sales channels for our products.

We sell a substantial portion of our products through traditional and online retailers, including Amazon, Best Buy, Walmart, Sam's Club, Home Depot, Lowe's and Costco; and to security solutions providers, including Verisure and its affiliates. For the year ended December 31, 2025, we derived 32% of our revenue from Verisure and its affiliates. In addition, we sell to wholesale distributors, including Synnex Corporation and D&H Distributing Company. We expect that a significant portion of our revenue will continue to come from sales to a small number of such retailers, distributors, and other channel partners. In addition, because our accounts receivable are often concentrated within a small group of retailers, distributors, and other channel partners, the failure of any of them to pay on a timely basis, or at all, would reduce our cash flow. We are also exposed to increased credit risk if any one of these limited numbers of retailer and distributor channel partners fails or becomes insolvent. We generally have no minimum purchase commitments or long-term contracts with our retailers, distributors and other channel partners. Verisure had an aggregate purchase commitment of $500.0 million during a five-year period that commenced January 1, 2020 and was fulfilled in 2024. However, on April 25, 2024, Verisure notified us that it was exercising its right under the Supply Agreement to extend the term of the Supply Agreement for another five years (through November 2029) with no minimum purchase obligations. In the absence of the minimum purchase obligations, we have experienced lower purchase volumes from Verisure. If we are unable to maintain and expand our revenue from Verisure, our revenue, business, results of operations, financial condition and cash flows may be materially and adversely affected. Verisure and our other retailers, distributors and other channel partners could decide at any time to discontinue, decrease, or delay their purchases of our products. If our retailers, distributors, and other channel partners increase the size of their product orders without sufficient lead-time for us to process the order, our ability to fulfill product orders would be compromised. These channel partners have a variety of suppliers to choose from and therefore can make substantial demands on us, including demands on product pricing and on contractual terms, which often results in the allocation of risk to us as the supplier. Accordingly, the prices that they pay for our products are subject to negotiation and could change at any time. Our ability to maintain strong relationships with these channel partners is essential to our future performance. If any of our major channel partners reduce their level of purchases or refuse to pay the prices that we set for our products, our revenue and results of operations could be harmed. The traditional retailers that purchase from us have faced increased and significant competition from online retailers. If our key traditional retailers continue to reduce their level of purchases from us, our business, results of operations, and financial condition could be harmed.

Additionally, concentration and consolidation among our channel partner base may allow certain retailers and distributors to command increased leverage in negotiating prices and other terms of sale, which could adversely affect our profitability. In addition, if, as a result of increased leverage, channel partner pressures require us to reduce our pricing such that our gross margin is diminished, we could decide not to sell our products to a particular channel partner, which could result in a decrease in our revenue. Consolidation among our channel partner base may also lead to reduced demand for our products, elimination of sales opportunities, replacement of our products with those of our competitors, and cancellations of orders, each of which could materially and adversely affect our business, results of operations, and financial condition. If consolidation among the retailers, distributors, or other channel partners who purchase our products becomes more prevalent, our business, results of operations, and financial condition could be materially and adversely affected.

In particular, the retail and smart security home markets in some countries, including the United States, are dominated by a few large retailers with many stores. These retailers have in the past increased their market share and may continue to do so in the future by expanding through acquisitions and construction of additional stores. These situations concentrate our credit risk with a relatively small number of retailers, and, if any of these retailers were to experience a shortage of liquidity, it could increase the risk that their outstanding payables to us may not be paid. In addition, increasing market share concentration among one or a few retailers in a particular country or region increases the risk that if any one of them substantially reduces its purchases of our devices, we may be unable to find a sufficient number of other retail

outlets for our products to sustain the same level of sales. Any reduction in sales by our retailers could materially and adversely affect our business, results of operations, and financial condition.

We depend on large, recurring purchases from certain significant retailers, distributors, and other channel partners, and a loss, cancellation, or delay in purchases by these channel partners could negatively affect our revenue.

The loss of recurring orders from any of our more significant retailers, distributors, and other channel partners could cause our revenue and profitability to suffer. Our ability to attract new retailers, distributors, and other channel partners will depend on a variety of factors, including the cost-effectiveness, reliability, scalability, breadth, and depth of our products. In addition, a change in the mix of our retailers, distributors, and other channel partners, or a change in the mix of direct and indirect sales, could adversely affect our revenue and gross margin.

Although our financial performance may depend on large, recurring orders from certain retailers, distributors, and other channel partners, we do not generally have binding commitments from them. For example:

- our channel partner agreements generally do not require minimum purchases;

- our retailers, distributors, and other channel partners can stop purchasing and stop marketing our products at any time; and

- our channel partner agreements generally are not exclusive.

Further, our revenue may be impacted by significant one-time purchases that are not intended to be repeatable. While such purchases are reflected in our financial statements, we do not rely on and do not forecast for continued significant one-time purchases. As a result, lack of repeatable one-time purchases will adversely affect our revenue. Additionally, we may from time to time grant our retailers, distributors, and other channel partners the exceptional right to return certain products, based on the best interests of our mutual businesses, and such returns, if material, could adversely affect our revenue and gross margin.

Because our expenses are based on our revenue forecasts, a substantial reduction or delay in sales of our products to, or unexpected returns from, channel partners, or the loss of any significant channel partners, could materially and adversely affect our business, results of operations, and financial condition. Although our largest channel partners may vary from period to period, we anticipate that our results of operations for any given period will continue to depend on large orders from a small number of channel partners.

The average selling prices of our products typically decrease rapidly over the sales cycle of the product, which may negatively affect our revenue and gross margin.

Our products typically experience price erosion, a fairly rapid reduction in the average unit selling prices over their sales cycles. In order to sell products that have a falling average unit selling price and maintain margins at the same time, we need to continually reduce product and manufacturing costs. To manage manufacturing costs, we must partner with our third-party manufacturers to engineer the most cost-effective design for our products. In addition, we must carefully manage the price paid for components used in our products, and we must also successfully manage our freight and inventory costs to reduce overall product costs. We also need to continually introduce new products with higher sales prices and gross margin in order to maintain our overall gross margin. If we are unable to manage the cost of older products or successfully introduce new products with higher gross margin, our revenue and overall gross margin would likely decline.

We have spent, and expect to continue to spend, significant amounts on advertising and other marketing campaigns, which may not be successful or cost effective.

We have spent, and expect to continue to spend, significant amounts on advertising and other marketing campaigns, such as television, print advertising, and social media, as well as increased promotional activities, to acquire new customers. For the years ended December 31, 2025 and 2024, sales and marketing expenses were $84.8 million and $73.7 million, respectively, representing approximately 16% and 14% of our revenue, respectively. While we seek to structure our advertising campaigns in the manner that we believe is most likely to encourage people to purchase our products and services, we may fail to identify advertising opportunities that satisfy our anticipated return on advertising spend as we scale our investments in marketing or to fully understand or estimate the conditions and behaviors that drive customer behavior. If any of our advertising campaigns prove less successful than anticipated in attracting customers, we may not be able to recover our advertising spend, and our revenue may fail to meet market expectations, either of which could have an adverse effect on our business. There can be no assurance that our advertising and other marketing efforts will result in increased sales of our products or services.

Introducing new products and services may be difficult and expensive. If we are unable to do so successfully, our brand may be adversely affected and we may not be able to maintain or grow our current revenue and profit levels.

To successfully evolve our product offerings of smart security devices to appeal to our consumers, we will be required to predict, understand, and react to the rapidly changing tastes of consumers and provide appealing products in a timely manner. New product models that we introduce may not be successful with consumers or our brand may fall out of favor with consumers. If we are unable to anticipate, identify, or react appropriately to changes in consumer preferences, our revenue may decrease, our brand image may suffer, our operating performance may decline, and we may not be able to execute our growth plans.

We have increased the rate of new product and service introductions, including new lines of Arlo cameras, smart lights, and doorbell products, and we may encounter difficulties that we did not anticipate during the product development stage. If we are not able to efficiently manufacture new products in quantities sufficient to support wholesale, retail, and e-commerce distribution, we may not be able to recover our investment in the development of new product and service iterations and product lines, and we would continue to be subject to the risks inherent to having a limited product line. Even if we develop and manufacture new products and services that consumers find appealing, the ultimate success of any new products or services may depend on our pricing. We may not provide the appropriate level of marketing in order to educate the market and potential consumers about our new products and services. Achieving market acceptance will require us to exert substantial product development and marketing efforts, which could result in a material increase in our research and development and sales and marketing expenses. There can be no assurance that we will have the resources necessary to undertake such efforts effectively or that such efforts will be successful or that we will dedicate our limited marketing resources to the right product lines and services. Failure to gain market acceptance for new products and services could impede our ability to maintain or grow current revenue levels, reduce profits, adversely affect the image of our brand, erode our competitive position, and result in long-term harm to our business and financial results.

If we fail to enhance our brand, our ability to expand our customer base will be impaired and our operating results may suffer.

We believe that developing and maintaining awareness of the Arlo brand is critical to achieving widespread acceptance of our existing and future products and is an important element in attracting new customers. Furthermore, we expect the importance of global brand recognition to increase as competition increases. If customers do not perceive our products to be of high quality, our brand and reputation could be harmed, which could adversely impact our financial results. In addition, brand promotion efforts may not yield significant revenue or increased revenue sufficient to offset the additional expenses incurred in building our brand. Maintaining, protecting, and enhancing our brand may require us to make substantial investments, and these investments may not be successful or we may suspend or reduce the amount of investment spent on brand promotion and awareness efforts. If we fail to successfully maintain, promote, and position our

brand and protect our reputation, or if we incur significant expenses in this effort, our business, financial condition and operating results may be adversely affected.

The reputation of our services may be damaged, and we may face significant direct or indirect costs, decreased revenue, and operating margins if our services contain significant defects or fail to perform as intended.

Our services, including our intelligent cloud and App platform and our Arlo Secure services, are complex, and may not always perform as intended due to outages of our systems or defects affecting our services. Systems outages could be disruptive to our business and damage the reputation of our services and result in potential loss of revenue.

Significant defects affecting our services may be found following the introduction of new software or enhancements to existing software or in software implementations in varied information technology environments. Internal quality assurance testing and end-user testing may reveal service performance issues or desirable feature enhancements that could lead us to reallocate service development resources or postpone the release of new versions of our software. The reallocation of resources or any postponement could cause delays in the development and release of future enhancements to our currently available software, damage the reputation of our services in the marketplace, and result in potential loss of revenue. Although we attempt to resolve all errors that we believe would be considered serious by our partners and customers, the software powering our services is not error-free. Undetected errors or performance problems may be discovered in the future, and known errors that we consider minor may be considered serious by our channel partners and end-users.

System disruptions and defects in our services could result in lost revenue, delays in customer deployment, or legal claims and could be detrimental to our reputation.

We are subject to financial and operating covenants in the Credit Agreement with HSBC and any failure to comply with such covenants, or obtain waivers in the event of non-compliance, could limit our borrowing availability under the Credit Agreement, resulting in our being unable to borrow under the Credit Agreement and materially and adversely impact our liquidity. In addition, our operations may not provide sufficient cash to meet the repayment obligations of debt incurred under the Credit Agreement.

The Credit Agreement contains provisions that limit our future borrowing to $45.0 million. The Credit Agreement also includes a $10.0 million sublimit for the issuance by the lender of letters of credit. In addition, the Credit Agreement includes an uncommitted accordion feature that allows us to from time-to-time request that the lender increase the aggregate revolving loan commitments by up to an additional $30.0 million in the aggregate, subject to the satisfaction of certain conditions. The Credit Agreement contains other customary covenants, including certain restrictions on exceeding a certain total net leverage ratio, achieving a certain fixed charge coverage ratio, our ability to incur additional indebtedness, consolidate or merge, enter into acquisitions, pay any dividend or distribution on our capital stock, redeem, retire or purchase shares of our capital stock, make investments or pledge or transfer assets, in each case subject to limited exceptions.

There can be no assurance that we will be able to comply with the financial and other covenants in the Credit Agreement. Our failure to comply with these covenants could cause us to be unable to borrow under the Credit Agreement and may constitute an event of default which, if not cured or waived, could result in the acceleration of the maturity of any indebtedness then outstanding under the Credit Agreement, which would require us to pay all amounts then outstanding. If we are unable to repay those amounts, the Lender could proceed against the collateral granted to them to secure that debt, which would seriously harm our business. Such an event could materially and adversely affect our financial condition and liquidity. Additionally, such events of non-compliance could impact the terms of any additional borrowings and/or any credit renewal terms. Any failure to comply with such covenants may be a disclosable event and may be perceived negatively. Such perception could adversely affect the market price for our common stock and our ability to obtain financing in the future.

Instability in geographies where we have operations or where we derive amounts of revenue could have a material adverse effect on our business, customers, operations and financial results.

Economic, civil, military and political uncertainty exists and may increase in regions where we operate and derive our revenue. Various countries in which we operate are experiencing and may continue to experience military action and civil and political unrest. We have operations in the emerging market economies of Eastern Europe. In late February 2022, Russian military forces launched significant military action against Ukraine. The conflict remains ongoing. The impact to Belarus, Russia and Ukraine, as well as actions taken by other countries, including new and stricter export controls and sanctions by Canada, the United Kingdom, the European Union, the U.S. and other countries and organizations against officials, individuals, regions, and industries in Russia, Belarus and Ukraine, and each country's potential response to such sanctions, tensions and military actions, could have a material adverse effect on our product development timelines and increase our research and development expenditure. To date we have not experienced any material interruptions in our operations there.

Global geopolitical, economic and business conditions could materially and adversely affect our revenue and results of operations.

Our business has been, and may continue to be, affected by a number of factors that are beyond our control, including but not limited to general geopolitical, economic and business conditions, conditions in the financial markets, and changes in the overall demand for smart security products. Our products and services may be considered discretionary items for our consumer and small business end-users. A severe and/or prolonged economic downturn, geopolitical conflicts, inflation, supply chain disruptions, high interest rates, the housing and mortgage markets, energy costs, unemployment trends, fluctuating consumer confidence, or current financial conditions within the banking industry, including the effects of recent failures of financial institutions, among other things, could adversely affect our customers' financial condition and their levels of business activity. As a result of stimulus programs put in place in recent years, the U.S. and many countries are currently experiencing an inflationary environment. In addition, although the U.S. Federal Reserve recently lowered interest rates, in the past it has raised, and may again raise, interest rates in response to concerns about inflation, which in turn has negatively impacted equity values. The U.S. capital markets experienced and continue to experience volatility and disruption due to geopolitical conflicts and inflationary pressures. Weakness in, and uncertainty about, global economic conditions may also cause businesses to postpone spending in response to tighter credit, high interest rates, inflation, lower consumer confidence, negative financial news and/or general declines in income or asset values, which could have a material negative effect on the demand for our products and services.

In the recent past, various regions worldwide have experienced slow economic growth. In addition, current economic challenges in China may continue to put negative pressure on global economic conditions. If conditions in the global economy, including in Europe, China, Australia and the United States, or other key vertical or geographic markets deteriorate, such conditions could materially and adversely affect our business, results of operations, and financial condition. Political developments impacting government spending and international trade, including future government shutdowns in the United States or elsewhere, debt ceiling negotiations, actual or potential government shutdowns, armed, geopolitical conflicts, retaliatory actions, treaties, increased barriers, policies favoring domestic industries, increased import or export licensing requirements or restrictions, trade disputes and tariffs, including the U.S.'s ongoing trade disputes with China and other countries, inflation, and high interest rates, may adversely impact markets and cause weaker macroeconomic conditions. The continuing effect of any or all of these political or other uncertainties could adversely impact demand for our products and services, harm our operations and weaken our financial results. If we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, which could materially and adversely affect our business, results of operations, and financial condition. In addition, the economic problems affecting the financial markets and the uncertainty in global economic conditions resulted in a number of adverse effects, including a low level of liquidity in many financial markets, extreme volatility in credit, equity, currency, and fixed income markets, instability in the stock market, and high unemployment.

In addition, the challenges faced by the European Union to stabilize some of its member state economies, such as Greece, Portugal, Spain, Hungary, and Italy, have had international implications, affecting the stability of global financial

markets and hindering economies worldwide. Many member states in the European Union have been addressing the issues with controversial austerity measures. There could also be a number of other follow-on effects from these economic developments on our business, including the inability of customers to obtain credit to finance purchases of our products, customer insolvencies, decreased customer confidence to make purchasing decisions, decreased customer demand, and decreased customer ability to pay their trade obligations.

In addition, availability of our products from third-party manufacturers and our ability to distribute our products into non-U.S. jurisdictions may be impacted by factors such as ongoing supply chain disruptions, an increase in duties, tariffs, or other restrictions on trade; raw material shortages, work stoppages, strikes and political unrest; economic crises and international disputes or conflicts; changes in leadership and the political climate in countries from which we import products. Further, the imposition of and changes in the U.S.' and other governments' duties, trade regulations, trade wars, tariffs, other restrictions or other geopolitical events, including the evolving relations between U.S. and China and evolving relations with Russia due to the ongoing conflict between Russia and Ukraine, create uncertainty regarding our ability to market and distribute our products into non-U.S. jurisdictions and any failure to effectively anticipate or respond to such events could materially and adversely affect our business, results of operations, and financial condition.

A portion of our global and U.S. sales are comprised of goods assembled and manufactured in our facilities in Asia. The components for a number of our goods are sourced from suppliers in the People's Republic of China. When tariffs, duties, or other restrictions are placed on goods imported into the United States from China or any related counter-measures are taken by China, our revenue and results of operations may be materially harmed.

In recent years, the U.S. government has imposed increases to the ad valorem duties applicable to certain products imported from China, including increases of 10% or more for some items. We are actively addressing the risks related to these additional duties, which have affected, or have the potential to affect, at least some of our imports from China. For example, our tariff costs increased by $13.5 million for the year ended December 31, 2025 compared to the prior year, which accounted for the decline of 6.3% in products gross margin. Although we have already taken steps to mitigate these risks, including by moving our manufacturing and assembly to Vietnam and other areas in the Asia Pacific region outside of China, if these duties are imposed, the cost of our products may increase. These duties may also make our products more expensive for consumers, which may reduce consumer demand. We may need to offset the financial impact by, among other things, moving even more of our product manufacturing to other locations, modifying other business practices or raising prices. If we are not successful in offsetting the impact of any such duties, our revenue, gross margins, and operating results may be materially and adversely affected.

We depend substantially on our sales channels, and our failure to maintain and expand our sales channels would result in lower sales and reduced revenue.

To maintain and grow our market share, revenue, and brand, we must maintain and expand our sales channels. Our sales channels consist primarily of traditional retailers, online retailers, and wholesale distributors, but also include service providers such as wireless carriers and telecommunications providers. We generally have no minimum purchase commitments or long-term contracts with any of these third parties.

Traditional retailers have limited shelf space and promotional budgets, and competition is intense for these resources. A competitor with more extensive product lines and stronger brand identity may have greater bargaining power with these retailers. Any reduction in available shelf space or increased competition for such shelf space would require us to increase our marketing expenditures simply to maintain current levels of retail shelf space, which would harm our operating margin. Our traditional retail customers have faced increased and significant competition from online retailers. If we cannot effectively manage our business amongst our online customers and traditional retail customers, our business would be harmed. The recent trend in the consolidation of online retailers has resulted in intensified competition for preferred product placement, such as product placement on an online retailer's internet home page. In addition, our efforts to realign or consolidate our sales channels may cause temporary disruptions in our product sales and revenue, and these efforts may not result in the expected longer-term benefits that prompted them.

In addition, to the extent our retail and distributor channel partners supply products that compete with our own, it is possible that these channel partners may choose not to offer our products to end-users or to offer our products to end-users on less favorable terms, including with respect to product placement. If this were to occur, we may not be able to increase or maintain our sales, and our business, results of operations, and financial condition could be materially and adversely affected. For example, Amazon, one of our primary retailers, competes with our security camera products, and also acquired two of our competitors, Blink and Ring.

Moreover, for the year ended December 31, 2025, we derived 32% of our revenue from Verisure and its affiliates. Beginning in the year ended December 31, 2025 through November 2029, Verisure will no longer be subject to minimum purchase obligations under our Supply Agreement. If we are unable to maintain and expand our revenue from Verisure, our revenue, business, results of operations, financial condition and cash flows may be materially and adversely affected.

We must also continuously monitor and evaluate emerging sales channels. If we fail to establish a presence in an important developing sales channel, our business, results of operations, and financial condition could be materially and adversely affected.

If we do not effectively manage our sales channel inventory and product mix, we may incur costs associated with excess inventory, or lose sales from having too few products.

If we are unable to properly monitor, control, and manage our sales channel inventory and maintain an appropriate level and mix of products with our distributors and within our sales channels, we may incur increased and unexpected costs associated with this inventory. We generally allow distributors and traditional retailers to return a limited amount of our products in exchange for other products. Under our price protection policy, if we reduce the list price of a product, we are often required to issue a credit in an amount equal to the reduction for each of the products held in inventory by our wholesale distributors and retailers. If our wholesale distributors and retailers are unable to sell their inventory in a timely manner, we might lower the price of the products, or these parties may exchange the products for newer products. Also, during the transition from an existing product to a new replacement product, we must accurately predict the demand for the existing and the new product.

We determine production levels based on our forecasts of demand for our products. Actual demand for our products depends on many factors, which makes it difficult to forecast. In addition, the longer lead time for certain of our components presents challenges in our efforts to manage component inventory, as our third-party manufacturers procure such components based on our then-current forecast of demand for our products. We have experienced differences between our actual and our forecasted demand in the past and expect differences to arise in the future. If we improperly forecast demand for our products, we could end up with too many products and be unable to sell the excess inventory in a timely manner, if at all, or, alternatively, we could end up with too few products and not be able to satisfy demand. This problem is exacerbated because we attempt to closely match inventory levels with product demand, leaving limited margin for error. If these events occur, we could incur increased expenses associated with writing off excessive or obsolete inventory, lose sales, incur penalties for late delivery, or have to ship products by air freight to meet immediate demand, thereby incurring incremental freight costs above the sea freight costs, a preferred method, and suffering a corresponding decline in gross margin.

If we are unable to secure and protect our intellectual property rights, our ability to compete could be harmed.

We rely on a combination of copyright, trademark, patent, and trade secret laws, nondisclosure agreements with employees, consultants, and suppliers, and other contractual provisions to establish, maintain, and protect our intellectual property and technology. Despite efforts to protect our intellectual property, unauthorized third parties may attempt to design around, copy aspects of our product design or obtain and use technology or other intellectual property associated with our products. Furthermore, our competitors may independently develop similar technology or design around our intellectual property. Our inability to secure and protect our intellectual property rights could materially and adversely affect our brand and business, results of operations, and financial condition.

We rely upon third parties for technology that is critical to our products, and if we are unable to continue to use this technology and future technology, our ability to develop, sell, maintain, and support technologically innovative products would be limited.

We rely on third parties to obtain exclusive and non-exclusive patented hardware and software license rights in technologies that are incorporated into and necessary for the operation and functionality of most of our products. In the cases of non-exclusive rights, because the intellectual property we license is available from third parties, barriers to entry into certain markets may be lower for potential or existing competitors than if we owned exclusive rights to the technology that we license and use. Moreover, if a competitor or potential competitor enters into an exclusive arrangement with any of our key third-party technology providers, or if any of these providers unilaterally decides not to do business with us for any reason, our ability to develop and sell products containing that technology would be severely limited. In addition, certain of Arlo's firmware and the AI-based algorithms that we use in our Arlo Secure and Arlo Total Security services incorporate open source software, the licenses for which may include customary requirements for, and restrictions on, use of the open source software.

If we are offering products or services that contain third-party technology that we subsequently lose the right to license, then we will not be able to continue to offer or support those products or services. In addition, these licenses may require royalty payments or other consideration to the third-party licensor. Our success will depend, in part, on our continued ability to access these technologies, and we do not know whether these third-party technologies will continue to be licensed to us on commercially acceptable terms, if at all. In addition, if these third-party licensors fail or experience instability, then we may be unable to continue to sell products and services that incorporate the licensed technologies, in addition to being unable to continue to maintain and support these products and services. We do require escrow arrangements with respect to certain third-party software which entitle us to certain limited rights to the source code, in the event of certain failures by the third party, in order to maintain and support such software. However, there is no guarantee that we would be able to fully understand and use the source code, as we may not have the expertise to do so. We are increasingly exposed to these risks as we continue to develop and market more products containing third-party technology and software. If we are unable to license the necessary technology, we may be forced to acquire or develop alternative technology, which could be of lower quality or performance standards. The acquisition or development of alternative technology may limit and delay our ability to offer new or competitive products and services and increase our costs of production. As a result, our business, results of operations, and financial condition could be materially and adversely affected.

We also utilize third-party software development companies and contractors to develop, customize, maintain, and support software that is incorporated into our products and services. If these companies and contractors fail to timely deliver or continuously maintain and support the software, as we require of them, we may experience delays in releasing new products and services or difficulties with supporting existing products, services, and our users.

Our sales and operations in international markets expose us to operational, financial and regulatory risks.

International sales comprise a significant amount of our overall revenue. International sales were 38% and 50%, of overall revenue for the years ended December 31, 2025 and 2024, respectively. We continue to be committed to growing our international sales, and while we have committed resources to expanding our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of risks, including but not limited to:

- exchange rate fluctuations;

- political and economic instability, international terrorism, and anti-American sentiment, particularly in emerging markets;

- potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

- preference for locally branded products, and laws and business practices favoring local competition;

- increased difficulty in managing inventory;

- delayed revenue recognition;

- less effective protection of intellectual property;

- stringent consumer protection and product compliance regulations, including but not limited to General Data Protection Regulation in the European Union, European competition law, the Restriction of Hazardous Substances directive, the Waste Electrical and Electronic Equipment directive and the European Ecodesign directive, that are costly to comply with and may vary from country to country;

- difficulties and costs of staffing and managing foreign operations;

- business difficulties, including potential bankruptcy or liquidation, of any of our worldwide third-party logistics providers; and

- changes in local tax and customs duty laws or changes in the enforcement, application, or interpretation of such laws.

In addition, we have had to redesign certain of our products to comply with evolving foreign regulations and may have to do so in the future, which has caused manufacturing delays and may in the future cause further delays and have a negative impact on our manufacturing costs and supply chain management. We are also required to comply with local environmental legislation, and those who sell our products rely on this compliance in order to sell our products. If those who sell our products do not agree with our interpretations and requirements of new legislation, they may cease to order our products and our business, results of operations, and financial condition could be materially and adversely affected.

Governmental regulations of imports or exports affecting internet security could affect our revenue.

Any additional governmental regulation of imports or exports or failure to obtain required export approval of our encryption technologies could adversely affect our international and domestic sales. The United States and various foreign governments have imposed controls, export license requirements, and restrictions on the import or export of some technologies, particularly encryption technology. In addition, from time to time, governmental agencies have proposed additional regulation of encryption technology, such as requiring the escrow and governmental recovery of private encryption keys. In response to terrorist activity, governments could enact additional regulation or restriction on the use, import, or export of encryption technology. This additional regulation of encryption technology could delay or prevent the acceptance and use of encryption products and public networks for secure communications, resulting in decreased demand for our products and services. In addition, some foreign competitors are subject to less stringent controls on exporting their encryption technologies. As a result, they may be able to compete more effectively than we can in the United States and the international internet security market.

The current international trade environment and related unfavorable macroeconomic conditions have adversely affected, and may continue to adversely affect, our business.

Under the current U.S. administration, tariffs, and retaliatory tariffs imposed by other nations, have created a dynamic and unpredictable trade landscape, which is adversely impacting, and may continue to adversely impact, our business.

Current or future tariffs impacting our products, which are manufactured outside of the United States, have raised and may further raise our product costs. In addition, other trade restrictions could negatively impact our ability to obtain finished products from our ex-U.S. manufacturers and suppliers or other retaliatory trade measures may increase the costs of raw materials or finished goods, which could negatively impact our suppliers' ability to deliver materials or manufacture equipment for us and, therefore, delay or impede our product deliveries. Tariff-related costs and supply chain disruptions may lead to reputational harm if we are unable to deliver products or services on expected timelines or if any price increases are poorly received by customers or business partners. Furthermore, ongoing uncertainty regarding trade disputes, tariffs and other political tensions between the United States and other countries, including in Asia, may also exacerbate unfavorable macroeconomic conditions, which may negatively impact international customer demand for our products or services and may lead to increased preference for local competitors.

While we continue to monitor these developments, the full impact of these risks remains uncertain, and any prolonged economic downturn, escalation in trade tensions or deterioration in international perception of U.S.-based companies could materially and adversely affect our business, results of operations and financial condition. In addition, trade developments have heightened, and may continue to heighten, the risks related to the other risk factors described in this Annual Report on Form 10-K.

We are involved in litigation matters in the ordinary course and may in the future become involved in additional litigation, including litigation regarding intellectual property rights, which could be costly and subject us to significant liability.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding infringement of patents, trade secrets, and other intellectual property rights. From time to time, third parties have asserted, and may continue to assert, exclusive patent, copyright, trademark, and other intellectual property rights against us, demanding license or royalty payments or seeking payment for damages, injunctive relief, and other available legal remedies through litigation. These also include third-party non-practicing entities who claim to own patents or other intellectual property that they believe cover our products. If we are unable to resolve these matters or obtain licenses on acceptable or commercially reasonable terms, we could be sued or we may be forced to initiate litigation to protect our rights. The cost of any necessary licenses and litigation related to alleged infringement could materially and adversely affect our business, results of operations, and financial condition.

In the event successful claims of infringement are brought by third parties, and we are unable to obtain licenses or independently develop alternative technology on a timely basis, we may be subject to indemnification obligations, be unable to offer competitive products, or be subject to increased expenses. If we do not resolve these claims on a favorable basis, our business, results of operations, and financial condition could be materially and adversely affected.

We have been subject to securities class action and derivative litigation in the past, and may in the future become involved in such litigation. In the event we are involved in such litigation, regardless of the merits or ultimate results of such litigation, this could result in substantial costs, which would hurt our financial condition and results of operations and divert management's attention and resources from our business.

Our business and operations could be negatively affected if we become subject to stockholder activism, which could cause us to incur significant expense, disrupt our business, result in a proxy contest or litigation, or impact our stock price.

Stockholder activism, which can take many forms or arise in a variety of situations, including making public demands that we consider certain strategic alternatives, engaging in public campaigns to attempt to influence our corporate governance and/or our management, and commencing proxy contests to attempt to elect the activists' representatives or others to our Board of Directors, has been increasing recently. Volatility in the price of our common stock or other reasons has caused, and may continue in the future to cause, us to become the target of securities litigation or stockholder activism. Activist stockholders who disagree with the composition of our Board of Directors, our strategy, or the way our company is managed may seek to effect change through various strategies and channels, such as through commencing a proxy contest, making public statements critical of our performance or business, or engaging in other similar activities. Responding to any actions by activist stockholders, including proxy contests, can be costly and time-consuming, has diverted the attention of management, our Board of Directors, and our employees, and may be disruptive to our operations. We may be required to incur significant fees and other expenses related to activist stockholder matters, including for third-party advisors.

Our stock price could be adversely affected by the events, risks, and uncertainties of any stockholder activism. Additionally, perceived uncertainties as to our future direction as a result of stockholder activism, including potential changes to the composition of our Board of Directors, may lead to the perception of a change in the strategic direction of our business; the loss of key employees, including our executive officers; a perception of instability or lack of continuity, particularly if the stockholder activism campaign results in the appointment of one or more activist stockholders to our Board of Directors, which may cause concern to our existing or potential retailers, distributors and other channel partners, employees, and other stockholders; may be exploited by our competitors; may result in the loss of potential business opportunities or limit our ability to develop and introduce new products and services; and may make it more difficult to attract and retain qualified personnel and business partners. In addition, activist directors may make overly burdensome demands of our management and materially and unnecessarily increase management's workload. Furthermore, if our retailers, distributors and other channel partners choose to delay, defer, or reduce transactions with us or do business with our competitors instead of us as a result of perceived uncertainties as to our future direction, then our business, financial condition, and operating results would be adversely affected.

In addition, market volatility may lead to increased stockholder activism if we experience a market valuation that activists believe is not reflective of our intrinsic value and our stock price could experience periods of increased volatility as a result of stockholder activism.

As part of growing our business, we may make acquisitions or engage in other strategic transactions. If we fail to successfully select, execute, or integrate our acquisitions or adequately address and resolve risk associated with acquisitions or other strategic transactions, then our business, results of operations, and financial condition could be materially and adversely affected and our stock price could decline.

From time to time, we may undertake acquisitions or engage in other strategic transactions to add new product and service lines and technologies, acquire talent, gain new sales channels, or enter into new sales territories. We have evaluated and expect to continue to evaluate a wide array of potential acquisitions and strategic transactions as part of our growth strategy. Acquisitions and other strategic transactions involve numerous risks and challenges, including relating to: the successful integration of an acquired business, product, service, technology or talent; entering into new territories or markets with which we have limited or no prior experience; establishing or maintaining business relationships with new retailers, distributors, or other channel partners, vendors, and suppliers; maintaining customers on terms similar to, or better than, those in place with the acquired business; the diversion of our management's time and attention from current operations; unanticipated costs; legal and regulatory challenges; equity or debt financing transactions to finance an acquisition, including potential dilution to stockholders, the incurrence of debt or the failure to obtain satisfactory financing terms; the failure of due diligence to identify significant issues associated with or arising out of an acquisition or other strategic transaction, such as the quality of a new product or technology, issues related to financial reporting or accounting practices, unknown liabilities or noncompliance with foreign laws and regulations; potential post-closing disputes; our

inability to fully realize the expected financial or strategic benefits of an acquisition or other strategic transaction in the timeframe expected or at all; the failure to retain acquired talent; employee retention costs; adverse tax consequences; and the failure to maintain our internal controls and systems. Any of these risks and challenges could adversely impact our business, financial condition and results of operations.

We cannot ensure that we will be successful in selecting, executing, and integrating acquisitions or other strategic transactions or adequately address and resolve the risks and challenges associated therewith. Failure to manage and successfully integrate acquisitions or other strategic transactions could materially harm our business, financial condition, and results of operations. In addition, if we fail to realize the expected benefits or synergies from our acquisitions or other strategic transactions, such as cost-savings, earnings accretion or higher revenues, or if we decrease our liquidity by using a significant portion of our available cash to finance such transactions, incur additional indebtedness or issue additional equity securities to finance such transactions or incur or assume unanticipated liabilities, losses or costs associated with such transactions, our business, financial condition, results of operations, and cash flows could be materially and adversely affected. Furthermore, if stock market analysts or our stockholders do not support or believe in the value of the acquisitions or other strategic transactions that we choose to undertake, our stock price may decline or we may be become a target for stockholder activism.

The success of our business depends on customers' continued and unimpeded access to our platform on the internet.

Our users must have internet access in order to use our platform. Some providers may take measures that affect their customers' ability to use our platform, such as degrading the quality of the data packets we transmit over their lines, giving those packets lower priority, giving other packets higher priority than ours, blocking our packets entirely, or attempting to charge their customers more for using our platform.

Since 2010, the Federal Communications Commission (the "FCC"), has considered whether and how to adopt network neutrality rules barring internet providers from blocking or slowing down access to online content, protecting services like ours from such interference. In 2018, the FCC issued an order that overturned earlier rules and largely deregulated broadband internet access services and on April 24, 2024, the FCC adopted an order that substantially reinstated earlier rules that treated broadband internet access service as a telecommunications service subject to rules prohibiting discrimination and unreasonable practices, including blocking and slowing down access to online content. On January 2, 2025, the U.S. Court of Appeals for the Sixth Circuit issued a decision overturning the FCC order. A petition for rehearing of the decision filed by proponents of network neutrality was denied on March 11, 2025, and the parties did not seek Supreme Court review. As a result of those decisions, the FCC's 2018 rules went back into effect.

Under the FCC's 2018 rules, broadband internet access providers may be able to interfere with our services, extract fees from us to deliver our solution, or otherwise engage in discriminatory practices, and accordingly, our business, results of operations, and financial condition could be materially and adversely affected. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede our domestic and international growth, cause us to incur additional expense, or otherwise materially and adversely affect our business, results of operations, and financial condition.

In addition, a number of states have adopted or are adopting or considering legislation or executive actions that would regulate the conduct of broadband providers. After a federal court judge denied a request for a preliminary injunction against California's state-specific network neutrality law, California began enforcing that law on March 25, 2021. A number of other states have adopted or are adopting or considering legislation or executive actions that would regulate the conduct of broadband providers. A similar law in Vermont is subject to a pending challenge, but went into effect on April 20, 2022. We cannot predict whether other state initiatives will be enforced, modified, overturned, or vacated by legal action of the court, federal legislation, or the FCC.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future effective tax rates include, but are not limited to:

- changes in tax laws or the regulatory environment;

- changes in the valuation allowance against deferred tax assets;

- increases in interest and penalties related to income taxes;

- changes in accounting and tax standards or practices;

- changes in the composition of operating income by tax jurisdiction; and

- changes in our operating results before taxes.

For example, the U.S. government recently enacted legislation commonly referred to as the One Big Beautiful Bill Act ("OBBBA"), that (along with other recent U.S. federal tax reform) has resulted in significant changes to the taxation of business entities including, among other changes, changes to the taxation of income derived from international operations, changes in the deduction and amortization of research and development expenditures, and limitations on the deductibility of business interest. Future guidance from the Internal Revenue Service ("IRS") and other tax authorities with respect to any legislation may affect us, and certain aspects of such legislation could be repealed, modified or sunset in future years.

We are subject to income taxes in the United States and numerous foreign jurisdictions. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recognized under U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

As of December 31, 2025, our U.S. federal and state net operating loss carryforwards were approximately $83.8 million and approximately $79.5 million, respectively. The federal net operating loss carryforwards reflect the impact of the current-year tax loss. State net operating loss carryforwards reflect the effects of current-year tax loss in certain jurisdictions and utilization in other jurisdictions during the year. Moreover, our U.S. federal and state research and development tax credits were approximately $14.7 million and approximately $13.8 million, respectively. These balances reflect the increase during the year as a result of credits generated in the current year, with no expected utilization of federal or state credits during the period. The utilization of our net operating loss and tax credit carryforwards may be subject to annual limitation due to ownership changes as provided by Sections 382 and 383 of the Code and similar state provisions. Such an annual limitation could result in the expiration of portions of our net operating loss and tax credit carryforwards before utilization. In the event that we experience ownership changes due to future transactions in our stock, the utilization of net operating loss and tax credit carryforwards to reduce our future taxable income and tax liabilities may be limited, which could affect our profitability.

The IRS and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

In addition, the Organization for Economic Co-operation and Development has been working on new laws on the taxation of the digital economy to provide taxing rights to jurisdictions where the customers or users are located. Some countries have enacted, and others have proposed new laws to tax digital transactions. These developments may result in material impacts to our financial statements.

We are subject to income tax examinations by taxing authorities globally. We apply judgment in determining our provision for income taxes and other tax liabilities. While we believe our estimates are reasonably adequate, there are many transactions where the final tax determination is uncertain. If any adverse outcome from an examination determines the taxes we owe are higher than accrued or drives an increase in our effective tax rates, our results of operations could be affected.

We must comply with indirect tax laws in multiple jurisdictions, as well as complex customs duty regimes worldwide. Audits of our compliance with these rules may result in additional liabilities for taxes, duties, interest and penalties related to our international operations which would reduce our profitability.

Our operations are routinely subject to audit by tax authorities in various countries. Many countries have indirect tax systems where the sale and purchase of goods and services are subject to tax based on the transaction value. These taxes are commonly referred to as value-added tax ("VAT") or goods and services tax ("GST"). In addition, the distribution of our products subjects us to numerous complex customs regulations, which frequently change over time. Failure to comply with these systems and regulations can result in the assessment of additional taxes, duties, interest, and penalties. While we believe we are in compliance with local laws, we can provide no assurance that tax and customs authorities will agree with our reporting positions and upon audit such tax and customs authorities may assess additional taxes, duties, interest, and penalties against us. Adverse action by any government agencies related to indirect tax laws could materially and adversely affect our business, results of operations and financial condition.

We are subject to governmental export and import controls, economic sanctions, and anti-corruption laws regulations, that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export controls and similar laws and regulations, including the Export Administration Regulations and economic sanctions administered by the Office of Foreign Assets Control. We also incorporate encryption technology into certain of our solutions. These encryption solutions and underlying technology may be exported outside of the United States only with the required export authorizations or exceptions, including by license, a license exception, appropriate classification notification requirement, and encryption authorization.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations that prohibit the shipment of certain products and services without the required export authorizations, including to countries, governments, and persons targeted by U.S. embargoes or sanctions. Obtaining the necessary export license or other authorization for a particular sale may be time consuming, and may result in delay or loss of sales opportunities even if the export license ultimately is granted. While we take precautions to prevent our solutions from being exported in violation of these laws, including using authorizations or exceptions for our encryption products and implementing IP address blocking and screenings against U.S. government and international lists of restricted and prohibited persons and countries, we have not been able to guarantee, and cannot guarantee, that the precautions we take will prevent all violations of export control and sanctions laws, including if purchasers of our products bring our products and services into sanctioned countries without our knowledge. Violations of U.S. sanctions or export control laws can result in significant fines or penalties and incarceration could be imposed on employees and managers for criminal violations of these laws.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our products and services or our end-users' ability to utilize our solutions in their countries. Changes in our products and services or changes in import and export regulations may create delays in the introduction of our products in international markets. Any decreased use of our solutions or limitation on our ability to export or sell our solutions could adversely affect our business, results of operations and financial condition.

We are also subject to various domestic and international anti-corruption laws, such as the United States Foreign Corrupt Practices Act, as well as other similar anti-bribery laws and regulations. These laws and regulations generally

prohibit companies and their employees and intermediaries from authorizing, offering, providing, and accepting improper payments or benefits for improper purposes. These laws also require that we keep accurate books and records and maintain compliance procedures designed to prevent any such actions. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

We are subject to, and must remain in compliance with, numerous laws and governmental regulations concerning the manufacturing, use, distribution, and sale of our products, as well as any such future laws and regulations. Some of our customers also require that we comply with their own unique requirements relating to these matters. Any failure to comply with such laws, regulations, and requirements, and any associated unanticipated costs, could materially and adversely affect our business, results of operations, and financial condition.

We manufacture and sell products which contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where we manufacture and assemble our products, as well as the locations where we sell our products. For example, certain regulations limit the use of lead in electronic components. To our knowledge, we maintain compliance with all applicable current government regulations concerning the materials utilized in our products for all the locations in which we operate. Since we operate on a global basis, this is a complex process which requires continual monitoring of regulations and an ongoing compliance process to ensure that we and our suppliers are in compliance with all existing regulations. There are areas where new regulations have been enacted which could increase our cost of the components that we utilize or require us to expend additional resources to ensure compliance. For example, the SEC's "conflict minerals" rules apply to our business, and we are expending resources to ensure compliance. The implementation of these requirements by government regulators and our partners and/or customers could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of certain components used in our products. In addition, the supply-chain due diligence investigation required by the conflict minerals rules will require expenditures of resources and management attention regardless of the results of the investigation. If there is an unanticipated new regulation which significantly impacts our use of various components or requires more expensive components, that regulation could materially and adversely affect our business, results of operations, and financial condition.

One area that has a large number of regulations is environmental compliance. Management of environmental pollution and climate change has produced significant legislative and regulatory efforts on a global basis, and we believe this will continue both in scope and in the number of countries participating. These changes could directly increase the cost of energy, which may have an impact on the way we manufacture products or utilize energy to produce our products. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials we use in our products. Environmental regulations require us to reduce product energy usage, monitor and exclude an expanding list of restricted substances, and participate in required recovery and recycling of our products. While future changes in regulations are certain, we are currently unable to predict how any such changes will impact us and if such impacts will be material to our business. If there is a new law or regulation that significantly increases our costs of manufacturing or causes us to significantly alter the way that we manufacture our products, this could have a material adverse effect on our business, financial condition, and results of operations.

Our selling and distribution practices are also regulated in large part by U.S. federal and state as well as foreign, antitrust and competition laws and regulations. In general, the objective of these laws is to promote and maintain free competition by prohibiting certain forms of conduct that tend to restrict production, raise prices or otherwise control the market for goods or services to the detriment of consumers of those goods and services. Potentially prohibited activities under these laws may include unilateral conduct or conduct undertaken as the result of an agreement with one or more of our suppliers, competitors, or customers. The potential for liability under these laws can be difficult to predict as it often depends on a finding that the challenged conduct resulted in harm to competition, such as higher prices, restricted supply, or a reduction in the quality or variety of products available to consumers. We utilize a number of different distribution channels to deliver our products to customers and end-users and regularly enter into agreements with resellers of our products at various levels in the distribution chain that could be subject to scrutiny under these laws in the event of private litigation or an investigation by a governmental competition authority. In addition, many of our products are sold to

consumers via the internet. Many of the competition-related laws that govern these internet sales were adopted prior to the advent of the internet and, as a result, do not contemplate or address the unique issues raised by online sales. New interpretations of existing laws and regulations, whether by courts or by the state, federal, or foreign governmental authorities charged with the enforcement of those laws and regulations, may also impact our business in ways we are currently unable to predict. Any failure on our part or on the part of our employees, agents, distributors, or other business partners to comply with the laws and regulations governing competition can result in negative publicity and diversion of management time and effort and may subject us to significant litigation liabilities and other penalties.

Disruption of our manufacturing facilities or other operations or those of our suppliers, or in the operations of our customers, due to climate change, severe weather events, and other natural catastrophic events, could result in cancellation of orders, delays in deliveries or other business activities, or loss of customers and could seriously harm our business.

Our products are manufactured and packaged for retail sale by our manufacturers mostly in Vietnam and shipped to our logistics hubs located in the United States and Australia. Our operations teams based in the United States, Ireland, Taiwan, and Vietnam coordinate with our manufacturers' engineering, manufacturing and quality control personnel to develop the requisite manufacturing processes, quality checks and testing and general oversight of the manufacturing activities. We believe this model has enabled us to quickly and efficiently deliver high-quality and innovative products, while enabling us to minimize costs and manage inventory.

In addition, our business is international in nature, with our sales, service and administrative personnel and our customers and suppliers located in numerous countries throughout the world. Operations at our manufacturing facilities and our assembly subcontractors and those of our suppliers, as well as our other operations and those of our customers, are subject to disruption for a variety of reasons, including hurricanes, tornadoes, flooding, drought, wildfires, damaging winds, earthquake, and extreme temperatures, or other natural disasters. Certain of these events may become more frequent or intense as a result of climate change, or other environmental or social issues, which may in some instances also contribute to chronic changes such as sea-level rise or changes to meteorological or hydrological patterns that may also disrupt our or our suppliers' operations or otherwise adversely impact our business. Such disruption could in the future cause inefficiencies in our workforce and delays in, among other things, shipments of products to our customers, our ability to perform services requested by our customers, the ability of our suppliers to supply us components for our products in a timely manner, or the timely installation and acceptance of our products at customer sites. Such disruptions could also induce illiquidity for our customers and suppliers, further straining our supply chain and causing continued uncertainty in customers' abilities to pay for the products they purchase and their demand for our products and services. If any such disruptions occur in a region from which we derive a significant portion of our revenue, such as metropolitan areas of North America, particularly during periods of peak sales demand, customers in that region may delay or forgo purchases of our products and services or cancel existing subscriptions, which may harm our results of operations. In case of any disruptions in our supply chain, we may need to commit to increased purchases and provide longer lead times to secure critical components, which could increase inventory obsolescence risk. All of the aforementioned risks may be augmented if the disaster recovery plans for us, our third party partners or our suppliers prove to be inadequate.

We are exposed to the credit risk of some of our customers and to credit exposures in certain markets, which could result in material losses.

A substantial portion of our sales are on an open credit basis, with typical payment terms of 30 to 60 days in the United States and, because of local customs or conditions, longer in some markets outside the United States. We monitor individual customer financial viability in granting such open credit arrangements, seek to limit such open credit to amounts we believe the customers can pay and maintain reserves we believe are adequate to cover exposure for doubtful accounts.

Any bankruptcies or illiquidity among our customer base could harm our business and have a material adverse effect on our financial condition and results of operations. To the degree that turmoil in the credit markets makes it more difficult for some customers to obtain financing, our customers' ability to pay could be adversely impacted, which in turn could materially and adversely affect our business, results of operations, and financial condition.

We are subject to payment processing risk.

We rely on a variety of payment methods to collect funds from our customers, including bank transfers such as wire transfers and ACH, credit and debit cards, gift cards, lines of credit, "buy now pay later" financial products, and online wallets. We rely on internal systems as well as those of third-party payment processors to facilitate payment. The acceptance and processing of these payment methods are subject to applicable rules and regulations and involves the payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, or changes to rules or regulations governing payment processing, our revenue, operating expenses and results of operation could be adversely impacted. We rely on our third-party payment processors to bill directly to customers on our behalf. If these processors become unwilling or unable to continue providing services to us, we would need to transition to alternative providers or adopt new methods of collecting payments, which could increase costs and adversely impact customer acquisition and retention. In addition, from time to time, we encounter fraudulent transactions or misuse of payment methods. If we are unable to effectively detect, prevent, and manage fraudulent activity, our results of operation could be adversely affected and our brand and consumer perceptions could be harmed.

If our products are not compatible with some or all leading third-party IoT products and protocols, we could be materially and adversely affected.

A core part of our solution is the interoperability of our platform with third-party IoT products and protocols. We have designed the Arlo platform to seamlessly integrate with third-party IoT products and protocols, such as Amazon Alexa, Apple HomeKit, Apple TV, Google Assistant, and Samsung SmartThings. If these third parties were to alter their products, we could be adversely impacted if we fail to timely create compatible versions of our products, and such incompatibility could negatively impact the adoption of our products and solutions. A lack of interoperability may also result in significant redesign costs, and harm relations with our customers. Further, the mere announcement of an incompatibility problem relating to our products could materially and adversely affect our business, results of operations, and financial condition.

In addition, to the extent our competitors supply products that compete with our own, it is possible these competitors could design their technologies to be closed or proprietary systems that are incompatible with our products or work less effectively with our products than their own. As a result, end-users may have an incentive to purchase products that are compatible with the products and technologies of our competitors over our products.

The marketability of our products may suffer if wireless telecommunications operators do not deliver acceptable wireless services.

The success of our business depends, in part, on the capacity, affordability, reliability, and prevalence of wireless data networks provided by wireless telecommunications operators and on which our IoT hardware products and solutions operate. Growth in demand for wireless data access may be limited if, for example, wireless telecommunications operators cease or materially curtail operations, fail to offer services that customers consider valuable at acceptable prices, fail to maintain sufficient capacity to meet demand for wireless data access, delay the expansion of their wireless networks and services, fail to offer and maintain reliable wireless network services, or fail to market their services effectively.

We are exposed to adverse currency exchange rate fluctuations in jurisdictions where we transact in local currency, which could materially and adversely affect our business, results of operations, and financial condition.

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial condition, results of operations, and cash flows. Although a portion of our international sales are currently invoiced in U.S. dollars, we have implemented and continue to implement

for certain countries and customers both invoicing and payment in foreign currencies. Our primary exposure to movements in foreign currency exchange rates relates to non-U.S. dollar-denominated sales primarily in Australia, as well as our global operations, and non-U.S. dollar-denominated operating expenses and certain assets and liabilities. In addition, weaknesses in foreign currencies for U.S. dollar-denominated sales could adversely affect demand for our products. Conversely, a strengthening in foreign currencies against the U.S. dollar could increase foreign currency-denominated costs. As a result, we may attempt to renegotiate pricing of existing contracts or request payment to be made in U.S. dollars. We cannot be sure that our customers would agree to renegotiate along these lines. This could result in customers eventually terminating contracts with us or in our decision to terminate certain contracts, which would adversely affect our sales.

Risks Related to Ownership of Our Common Stock

We may change our dividend policy at any time.

Although we currently intend to retain future earnings to finance the operation and expansion of our business and therefore do not anticipate paying cash dividends on our capital stock in the foreseeable future, our dividend policy may change at any time without notice to our stockholders. The declaration and amount of any future dividends to holders of our common stock will be at the discretion of our Board of Directors in accordance with applicable law and after taking into account various factors, including our financial condition, results of operations, current and anticipated cash needs, cash flows, impact on our effective tax rate, indebtedness, contractual obligations, legal requirements, and other factors that our Board of Directors deems relevant. As a result, we cannot assure you that we will pay dividends at any rate or at all.

Future sales, or the perception of future sales, of our common stock may depress the price of our common stock.

The market price of our common stock could decline significantly as a result of sales or other distributions of a large number of shares of our common stock in the market. The perception that these sales might occur could depress the market price of our common stock. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The 11,747,250 shares of our common stock sold in the IPO are freely tradable in the public market. On December 31, 2018, NETGEAR completed a special stock dividend (the "Distribution") to its stockholders of the 62,500,000 shares of our common stock that it owned. As of December 31, 2025, we have 105,030,947 shares of common stock outstanding.

In the future, we may issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

The market price of our common stock could be volatile and is influenced by many factors, some of which are beyond our control. Your investment in our common stock could suffer a decline in value.

The market price of our common stock could be volatile and is influenced by many factors, some of which are beyond our control, including those described above in "*Risks Related to Our Business*" and the following:

- the failure of securities analysts to cover our common stock or changes in financial estimates by analysts;

- changes in stock market analyst recommendations regarding our common stock, other comparable companies, or our industry generally.

- the inability to meet the financial estimates of securities analysts who follow our common stock or changes in earnings estimates by analysts;

- strategic actions by us or our competitors;

- announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

- our quarterly or annual earnings, or those of other companies in our industry;

- actual or anticipated fluctuations in our operating results and those of our competitors;

- actual or anticipated changes in the growth rate of the smart security market, our growth rate or our competitors' growth rates;

- delays in the introduction of new products by us or market acceptance of these products;

- changes in governmental regulation, including taxation and tariff policies;

- interest rate or currency exchange rate fluctuations;

- the implementation of a new stock repurchase program;

- instances of stockholder activism;

- general economic and stock market conditions;

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- risks related to our business and our industry, including those discussed above;

- changes in conditions or trends in our industry, markets or customers;

- the trading volume of our common stock;

- future sales of our common stock or other securities; and

- investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

In particular, the realization of any of the risks described in these "*Risk Factors*" could have a material adverse impact on the market price of our common stock in the future and cause the value of your investment to decline. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

Stock repurchases could increase the volatility of the trading price of our common stock and diminish our cash reserves, and we cannot guarantee that any stock repurchase program we implement will enhance long-term stockholder value.

In September 2024, our Board of Directors approved a stock repurchase program of up to an aggregate of $50 million of shares of our common stock, which has been fully implemented and completed as of December 31, 2025. Repurchases under this program were made through open market purchases in a manner deemed in the best interests of our company and stockholders, considering the economic cost and prevailing market conditions, including the relative trading prices and volumes of our common stock. Although we fully implemented our stock repurchase program as of December 31, 2025, we may authorize additional stock repurchase programs in the future.

Repurchases of our shares could increase the volatility of the trading price of our stock, which could have a negative impact on the trading price of our stock. Similarly, the future announcement of a new stock repurchase program or the termination or suspension of such stock repurchase program, or our decision not to utilize the full authorized repurchase amount under such stock repurchase program, could result in a decrease in the trading price of our stock. In addition, any future stock repurchase program could have the impact of diminishing our cash reserves, which may impact our ability to finance our growth, complete acquisitions and execute our strategic plan. There can be no assurance that any share repurchases we do elect to make will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased our shares. In addition, as part of the Inflation Reduction Act signed into law in August 2022, the United States implemented a 1% excise tax on the value of certain stock repurchases by publicly traded companies. Although stock repurchase programs are intended to enhance long-term stockholder value, we cannot guarantee that any stock repurchase program we implement will do so, and short-term stock price fluctuations could reduce the effectiveness of any such stock repurchase program.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock, or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research, reports and recommendations that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our stock or if our operating results do not meet their expectations, our stock price could decline.

Any impairment of goodwill, other intangible assets, and long-lived assets could negatively impact our results of operations.

Under U.S. GAAP, we review our intangible assets and long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered when determining if the carrying value of our goodwill, other intangible assets and long-lived assets may not be recoverable include a significant decline in our expected future cash flows or a sustained, significant decline in our stock price and market capitalization.

If, in any period our stock price decreases to the point where the fair value of our assets (as partially indicated by our market capitalization) is less than our book value, this could indicate a potential impairment and we may be required to record an impairment charge in that period. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on projections of future operating performance. We operate in highly competitive environments and projections of future operating results and cash flows may vary significantly from actual results. As a result, we may incur substantial impairment charges to earnings in our financial statements should an impairment of our goodwill, other intangible assets and long-lived assets be determined resulting in an adverse impact on our results of operations. If there is a decline in our stock price based on market conditions and deterioration of our business, we may have to record a charge to our earnings for the associated goodwill impairment of up to $11.0 million.

Your percentage ownership in Arlo may be diluted in the future.

In the future, your percentage ownership in Arlo may be diluted because of equity awards that Arlo may grant to Arlo's directors, officers, and employees or otherwise as a result of equity issuances for acquisitions or capital market transactions. In addition, following the Distribution, Arlo and NETGEAR employees hold awards in respect of shares of our common stock as a result of the conversion of certain NETGEAR stock awards (in whole or in part) to Arlo stock awards in connection with the Distribution. Such awards have a dilutive effect on Arlo's earnings per share, which could adversely affect the market price of Arlo common stock. From time to time, Arlo will issue additional stock-based awards to its employees under Arlo's employee benefits plans.

In addition, Arlo's amended and restated certificate of incorporation authorizes Arlo to issue, without the approval of Arlo's stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Arlo's common stock respecting dividends and distributions, as Arlo's Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, Arlo could grant the holders of preferred stock the right to elect some number of Arlo's directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that Arlo could assign to holders of preferred stock could affect the residual value of the common stock.

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws and of Delaware law may prevent or delay an acquisition of Arlo, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt a hostile takeover. These provisions include, among others:

- the inability of our stockholders to call a special meeting;

- the inability of our stockholders to act without a meeting of stockholders;

- rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

- the right of our Board of Directors to issue preferred stock without stockholder approval;

- the division of our Board of Directors into three classes of directors, with each class serving a staggered three-year term, and this classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult;

- a provision that stockholders may only remove directors with cause while the Board of Directors is classified; and

- the ability of our directors, and not stockholders, to fill vacancies on our Board of Directors.

In addition, because we have not elected to be exempt from Section 203 of the Delaware General Corporation Law (the "DGCL"), this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation (an "interested stockholder") shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a

three-year period following the date on which the person became an interested stockholder, unless (i) prior to such time, the Board of Directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the Board of Directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make Arlo immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in the best interests of Arlo and its stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Our amended and restated certificate of incorporation contains exclusive forum provisions that may discourage lawsuits against us and our directors and officers.

Our amended and restated certificate of incorporation provides that unless the Board of Directors otherwise determines, the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on behalf of Arlo, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of Arlo to Arlo or Arlo's stockholders, any action asserting a claim against Arlo or any director or officer of Arlo arising pursuant to any provision of the DGCL or Arlo's amended and restated certificate of incorporation or bylaws, or any action asserting a claim against Arlo or any director or officer of Arlo governed by the internal affairs doctrine under Delaware law. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. These exclusive forum provisions may limit the ability of Arlo's stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Arlo or Arlo's directors or officers, which may discourage such lawsuits against Arlo and Arlo's directors and officers. Alternatively, if a court were to find one or more of these exclusive forum provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, Arlo may incur further significant additional costs associated with resolving such matters in other jurisdictions or forums, all of which could materially and adversely affect Arlo's business, financial condition, or results of operations.

Our Board of Directors has the ability to issue blank check preferred stock, which may discourage or impede acquisition attempts or other transactions.

Our Board of Directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock may impede a business combination by including class voting rights, which would enable the holder or holders of such series to block a proposed transaction. Our Board of Directors will make any determination to issue shares of preferred stock on its judgment as to our and our stockholders' best interests. Our Board of Directors, in so acting, could issue shares of preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders may believe to be in their best interests or in which stockholders would have received a premium for their stock over the then prevailing market price of the stock.

General Risks

We incur significant costs as a result of operating as a public company, and our management devotes substantial time to complying with public company regulations.

As a public company, we are obligated to file with the SEC annual and quarterly reports and other reports that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We are also required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we are and will continue to become subject to other reporting and corporate governance requirements, including certain requirements of the New York Stock Exchange ("NYSE"), and certain provisions of Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX Act") and the regulations promulgated thereunder, which will impose significant compliance obligations upon us.

Section 404 of the SOX Act, as well as rules subsequently implemented by the SEC and the NYSE, have imposed increased regulation and disclosure and required enhanced corporate governance practices of public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased selling, general, and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could materially and adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC and the NYSE. Any such action could harm our reputation and the confidence of investors and customers in us and could materially and adversely affect our business and cause our share price to fall.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the SOX Act could materially and adversely affect our business, results of operations, financial condition, and stock price.

As a public company, we are required to document and test our internal control over financial reporting in order to satisfy the requirements of rules and regulations of the SEC regarding compliance with Section 404 of the SOX Act, which requires an annual management assessment of the effectiveness of our internal control over financial reporting We are required to provide our independent registered public accounting firm's annual report addressing the effectiveness of internal control over financial reporting. During the course of our testing, we have in the past and may in the future identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404 of the SOX Act. Although we have been able remediate our previously identified material weakness, there is no assurance that additional material weaknesses will not occur or that we will be able to remediate any additional material weaknesses in time to meet the applicable Section 404 compliance deadline. Testing and maintaining internal control over financial reporting can divert our management's attention from other matters that are important to the operation of our business. We

also expect the regulations under Section 404 of the SOX Act to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming, and costly. Additionally, if we identify any additional material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 of the SOX Act in a timely manner, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be materially adversely affected, and we could become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources.

Item 1B.   Unresolved Staff Comments

　　　None.

Item 1C.   Cybersecurity

　　Risk Management and Strategy

　　　We have implemented and maintain various information security processes designed to identify, assess, and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and data related to our customers and employees ("Information Systems and Data").

　　　Our Chief Technology Officer, Vice President of Cybersecurity, as well as Engineering, Legal, Risk Management teams, together with our third-party service providers, help identify, assess and manage our cybersecurity threats and risks, including through the use of our cybersecurity risk assessment program. In doing so, they identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods including, for example, automated and manual tools, third party threat assessments and intelligence feeds, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, evaluating our and the industry's risk profile, evaluating reported threats, performing internal and external audits, conducting assessments for internal and external threats, conducting assessments to identify vulnerabilities, and tabletop incident response exercises.

　　　Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, an incident response plan and policy, incident detection and response, vulnerability management policy, disaster recovery and business continuity plans, risk assessments, implementation of security standards and certifications, encryption of data, network security controls, access controls, physical security, asset management, tracking and disposal, systems monitoring, penetration testing, dedicated cybersecurity staff, vendor risk management program, and employee training. In addition, we maintain cybersecurity insurance.

　　　Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, (1) cybersecurity risk is addressed as a component of our enterprise risk management program and identified in our risk register; (2) our information security department works with management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business; and (3) our senior management evaluates material risks from cybersecurity threats against our overall business objectives and reports to the Board of Directors, which evaluates our overall enterprise risk.

　　　We use third-party service providers to assist us to identify, assess, and manage material risks from cybersecurity threats, including, for example, professional services firms (e.g., legal counsel), threat intelligence service providers, cybersecurity consultants, software providers, managed service providers, penetration testing, and dark web monitoring services.

　　　We use third-party service providers to perform a variety of functions throughout our business, such as application providers and hosting companies. We have a vendor management program to manage cybersecurity risks associated with our use of these providers. The program includes a risk assessment for each vendor, a security questionnaire, a review of the vendor's written security program, a review of security assessments and reports, audits, security assessment calls with the vendor's security personnel, and the imposition of security-related contractual obligations on vendors. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify

cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider. For a description of the risks from cybersecurity threats that may materially affect us, see our risk factors under Part 1, Item 1A Risk Factors in this Annual Report on Form 10-K.

Governance

Our Cybersecurity and Privacy Committee, at the direction of and on behalf of the Board of Directors, addresses our cybersecurity risk management as part of its general oversight function. Our cybersecurity risk assessment and management processes are implemented and maintained by certain members of management, including our Chief Technology Officer, who has over 30 years of Engineering/Technology/Security experience, our Vice President of Cybersecurity, who has over 25 years of Technology/Infrastructure/Security experience and maintains the Certified Information Security Manager and Certified Information Systems Security Professional certifications, and our Senior Director of Privacy who brings 25 years of Audit/Compliance/Privacy experience and holds the Certified Information Privacy Manager and Certified Information Privacy Professional/US certifications and the Fellow of Information Privacy designation from the International Association of Privacy Professionals.

The Chief Technology Officer is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel. The Chief Technology Officer and the Senior Director of Privacy are also responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports. Additionally, the Cybersecurity and Privacy Committee reviews and has oversight over these functions.

Our cybersecurity incident response and vulnerability management processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including our Information Security department. Our Chief Technology Officer and Vice President of Cybersecurity work with our incident response team to help us mitigate and remediate cybersecurity incidents of which they are notified. In addition, our incident response vulnerability management processes include reporting to the Cybersecurity and Privacy Committee for certain cybersecurity incidents.

The Cybersecurity and Privacy Committee receives quarterly reports from the Chief Technology Officer concerning our significant cybersecurity threats and risk and the processes we have implemented to address them. The Cybersecurity and Privacy Committee also receives various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

Item 2.   Properties

We are a global company with corporate headquarters located in Carlsbad, California, where we occupy a facility totaling approximately 36,700 square feet under a lease that expires in June 2033. We also lease offices in Milpitas and Irvine, California, which we primarily use for principal research and development ("R&D"), sales and marketing ("S&M"), and general and administrative ("G&A").

Our international principal R&D, S&M, and G&A facilities are located in leased offices in Cork (Ireland). We also lease facilities in Richmond (Canada) for R&D, as well as in Taipei (Taiwan) for R&D and operations.

In addition, we use third parties to provide warehousing services to us, consisting of facilities in Southern California, Texas, Mexico, Hong Kong, and Australia.

Item 3.   Legal Proceedings

We are, and from time to time, we may become involved in disputes, litigation and other legal actions in the ordinary course of business. We are not currently party to any claim or proceedings that, in the opinion of our management, are likely to have a material adverse effect on our financial position. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. For additional discussion of certain risks associated with legal proceedings, see Item 1A, Risk Factors.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed and traded on the New York Stock Exchange ("NYSE") under the symbol "ARLO".

Holders of Record

On February 20, 2026, there were nine stockholders of record, one of which was Cede & Co., a nominee for Depository Trust Company ("DTC"). All of the shares of our common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC and are therefore considered to be held of record by Cede & Co. as one stockholder. The number of record holders is based upon the actual number of holders registered on our books at such date and does not include holders of shares held by brokers in "street names" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies, and we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have not historically declared or paid cash dividends on our common stock. We do not anticipate paying cash dividends in the foreseeable future.

Repurchases of Equity Securities by the Issuer

The following table summarizes the share repurchase activity for the quarter ended December 31, 2025.

Period	Total Number of Shares Purchased	Average Price Paid Per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [1]
September 29 - October 26, 2025	67,629	$16.69	67,629	$17,696,029
October 27 - November 30, 2025	1,148,069	$15.37	1,148,069	$73,158
December 1 - December 31, 2025	—	$—	—	$73,158
Total	1,215,698		1,215,698	$73,158

---

[1]   On September 24, 2024, we announced that our Board of Directors approved a stock repurchase program of up to an aggregate of $50.0 million of shares of Arlo's common stock through open market purchases in a manner deemed to be in the best interests of our company and stockholders, considering the economic cost and prevailing market conditions, including the relative trading prices and volumes of Arlo's common stock. As of December 31, 2025, the stock repurchase program of $50.0 million has been concluded.

[2]   Average price paid per share includes commission costs, but excludes the 1% excise tax accrued on our share repurchases as a result of the Inflation Reduction Act of 2022. Commission costs associated with share repurchases and excise taxes do not reduce the remaining authorized amount under our repurchase programs.

Recent Sales of Unregistered Securities

None.

Stock Performance Graph

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, the following information relating to the price performance of our common stock shall not be deemed "filed" with the SEC or "soliciting material" under the Exchange Act and shall not be incorporated by reference into any such filings.

The following graph shows a comparison from December 31, 2020 through December 31, 2025 of cumulative total return for our common stock, the NYSE Composite Index, the Standard and Poor's 600 Information Technology Index, ("S&P 600 Information Technology Index"), the Standard and Poor's Small Cap 600 Index ("S&P Small Cap 600 Index") and the Russell 2000 Index. The graph assumes that $100 was invested in Arlo common stock at the closing price of $7.79 on December 31, 2020 and in the NYSE Composite Index, the S&P 600 Information Technology Index, the S&P Small Cap 600 Index and the Russell 2000 Index on December 31, 2020, and assumes reinvestment of any dividends. We have never paid dividends on our common stock and have no present plans to do so. The stock price performance shown in the following graph is not intended to forecast or be indicative of possible future stock price performance.



Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with "Note about Forward-Looking Statements", Part I, Item 1A "Risk Factors," and our audited consolidated financial statements and the accompanying notes to the financial statements included under Item 8 of this Annual Report on Form 10-K.

This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under "Risk Factors" in Part I, Item 1A above.

Business and Executive Overview

Arlo is transforming the ways in which people can protect everything that matters to them with advanced home, business, and personal security services that combine a globally scaled cloud platform, advanced monitoring and analytics capabilities, and award-winning app-controlled devices to create a personalized security ecosystem. Arlo's deep expertise in cloud services, cutting-edge AI and computer vision analytics, wireless connectivity and intuitive user experience design delivers seamless, smart home security for Arlo users that is easy to setup and engage with every day. Our highly secure, cloud-based platform provides users with visibility, insight and a powerful means to help protect and connect in real-time with the people and things that matter most, from any location with a Wi-Fi or a cellular connection – all rooted in a commitment to safeguard privacy for our users and their personal data.

Since the launch of our first product in December 2014, we have shipped over 42.7 million smart security devices. As of December 31, 2025, the Arlo platform had approximately 12.1 million cumulative registered accounts across more than 100 countries around the world coupled with approximately 5.7 million cumulative paid accounts and annual recurring revenue of $330.5 million.

We conduct business across three geographic regions—(i) the Americas; (ii) Europe, Middle-East and Africa ("EMEA"); and (iii) Asia Pacific ("APAC")—and we primarily generate revenue by selling paid subscription services, as well as devices through retail, wholesale distribution, wireless carrier channels, security solution providers, and Arlo's direct to consumer store. For the years ended December 31, 2025 and 2024, we generated total revenue of $529.3 million and $510.9 million, respectively. Income from operations was $6.1 million and our loss from operations was $34.9 million for the years ended December 31, 2025 and 2024, respectively.

Our goal is to continue to develop innovative, world-class smart security solutions to expand and further monetize our current and future user and paid account bases. We believe that the growth of our business is dependent on many factors, including our ability to innovate and launch successful new products on a timely basis and grow our installed base, to increase subscription-based recurring revenue, to invest in channel and other strategic partnerships and to continue our global expansion. We expect to increase our investment in research and development going forward as we continue to introduce new and innovative products and services to enhance the Arlo platform and compete for engineering talent. We also expect our sales and marketing expenses to increase in the future as we invest in marketing to drive demand for our products and services.

Key Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key metrics to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions. We believe these key business metrics provide useful information by offering the ability to make more meaningful period-to-period comparisons of our on-going operating results and a better understanding of how management plans and measures our underlying business. Our key business metrics may be calculated in a manner different from the same key business metrics used by other companies. We regularly review our processes for calculating these metrics, and from time to time we may discover a need to make adjustments to better reflect our business. We believe that any such adjustments are immaterial unless otherwise stated.

	As of and for the Year Ended December 31,		
	2025	% Change	2024
	(In thousands, except percentage data)		
Cumulative registered accounts	12,141	12.2 %	10,823
Cumulative paid accounts	5,687	23.7 %	4,599
Annual recurring revenue ("ARR")	$ 330,489	28.4 %	$ 257,332

Cumulative Registered Accounts. Registered accounts at the end of a particular period are defined as the number of unique registered accounts on the Arlo platform. The number of registered accounts on the Arlo platform does not directly correspond to the number of users. A single account may be shared by multiple users (which we consider as one account) and a single user may have multiple accounts (which we consider as multiple accounts).

Cumulative Paid Accounts. Paid accounts at the end of a particular period are defined as any account worldwide where a subscription-based or otherwise recurring service fee was collected by Arlo (either directly from a user or from a partner).

Annual Recurring Revenue. We believe ARR enables measurement of our business initiatives and serves as an indicator of our future growth. ARR represents and is defined as the annualized paid subscriptions and services revenue we expect to recognize from subscription contracts, as calculated by taking the average paid subscriptions and services revenue per paid account of the reporting period multiplied by the number of paid accounts at the end of the reporting period. ARR is a performance metric and should be viewed independently of revenue and deferred revenue, and is not intended to be a substitute for, or combined with, any of these items.

Impact of Global Geopolitical, Economic and Business Conditions

The U.S. government implemented new tariff measures affecting a broad range of imported materials. Certain countries have responded to the U.S. tariffs by imposing or threatening retaliatory tariffs. While we are actively monitoring the changes in global trade policy and the effects they may have on our business and broader macroeconomic environment, we have not experienced a material impact on our financial position to date and do not expect them to have a material detrimental impact on our business operations in the near term. However, given the uncertainty surrounding global markets as a result of the fluid U.S. tariff policy, we do not have clarity at this point over the potential medium to long term impacts our business may face. The availability of certain goods could be affected if foreign suppliers choose to limit their exposure to U.S. markets in response to unfavorable trade policies, which could negatively impact our suppliers ability to deliver materials or manufacture equipment for us and, therefore, delay or impede our product deliveries. Furthermore, rising inflation, slower economic growth and increases in unemployment that may result from global trade disruptions could further deflate consumer demand and impact the demand for our products.

Results of Operations

In this section, we discuss the results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024. For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 27, 2025.

The following table sets forth our consolidated statements of operations data:

	Year Ended December 31,			
	2025		2024	
	(In thousands, except percentage data)			
Revenue:				
Subscriptions and services	$ 316,356	59.8 %	$ 242,998	47.6 %
Products	212,941	40.2 %	267,888	52.4 %
Total revenue	529,297	100.0 %	510,886	100.0 %
Cost of revenue:				
Subscriptions and services	52,336	9.9 %	54,613	10.7 %
Products	244,120	46.1 %	268,769	52.6 %
Total cost of revenue	296,456	56.0 %	323,382	63.3 %
Gross profit	232,841	44.0 %	187,504	36.7 %
Operating expenses:				
Research and development	73,650	13.9 %	73,183	14.3 %
Sales and marketing	84,842	16.0 %	73,723	14.4 %
General and administrative	66,097	12.5 %	72,134	14.1 %
Other operating expense	2,181	0.4 %	3,356	0.7 %
Total operating expenses	226,770	42.8 %	222,396	43.5 %
Income (loss) from operations	6,071	1.2 %	(34,892)	(6.8)%
Other income, net:				
Gain on early lease termination	4,144	0.8 %	—	— %
Interest income, net	5,452	1.0 %	5,584	1.1 %
Other income (expense), net	—	0.0 %	(104)	(0.0)%
Total other income, net	9,596	1.8 %	5,480	1.1 %
Income (loss) before income taxes	15,667	3.0 %	(29,412)	(5.8)%
Provision for income taxes	741	0.1 %	1,092	0.2 %
Net income (loss)	$ 14,926	2.8 %	$ (30,504)	(6.0)%

Revenue

Our gross revenue consists primarily of paid subscriptions and services revenue and sales of devices. Our paid subscription services are billed in advance of the start of the annual or monthly subscription and revenue is recognized ratably over the subscription period. We generally recognize revenue from product sales at the time the product is shipped and transfer of control from us to the customer occurs.

Our revenue consists of gross revenue, less customer rebates and other channel sales incentives, allowances for estimated sales returns, price protection, and net changes in deferred revenue. A significant portion of our marketing

expenditure is with customers and is deemed to be a reduction of revenue under authoritative guidance for revenue recognition.

We conduct business across three geographic regions—(i) the Americas; (ii) EMEA; and (iii) APAC—and generally base revenue by geographic region on the bill-to location of the customer for device location for subscriptions and services sales and device sales.

	Year Ended December 31,		
	2025	% Change	2024
	(In thousands, except percentage data)		
Americas	$ 339,740	27.7 %	$ 266,075
Percentage of revenue	*64.2 %*		*52.1 %*
EMEA	$ 167,400	(24.2)%	$ 220,821
Percentage of revenue	*31.6 %*		*43.2 %*
APAC	$ 22,157	(7.6)%	$ 23,990
Percentage of revenue	*4.2 %*		*4.7 %*
Total revenue	$ 529,297	3.6 %	$ 510,886

Revenue by classification is as follows:

	Year Ended December 31,		
	2025	% Change	2024
	(In thousands, except percentage data)		
Revenue:			
Subscriptions and services	$ 316,356	30.2 %	$ 242,998
Products	212,941	(20.5)%	267,888
Total revenue	$ 529,297	3.6 %	$ 510,886

Subscriptions and services revenue increased by $73.4 million, or 30.2%, for the year ended December 31, 2025 compared to the prior year, primarily due to a 23.7% increase in cumulative paid accounts and continued increase in average revenue per user ("ARPU") on retail and direct paid subscription services.

Products revenue decreased by $54.9 million, or 20.5%, for the year ended December 31, 2025 compared to the prior year, primarily due to the timing of device shipments from our largest customer in the EMEA, and the reduction in average selling prices ("ASPs") of our products in retail channels as we increased promotional activities to stimulate household acquisition and subscriber growth. The decrease in products revenue was due to the higher sales incentives partially offset by the lower sales returns, which are both deemed to be reductions of revenue.

Cost of Revenue

Cost of revenue consists of both subscriptions and services cost as well as products cost. Subscriptions and services cost consists of costs attributable to the provision and maintenance of our cloud-based platform, including personnel expense, data storage, security and computing, IT and facilities overhead, and amortization of software development. Products cost primarily consists of the cost of finished products from our third-party manufacturers and overhead costs, including personnel expense for operations staff, purchasing, product planning, inventory control, warehousing and distribution logistics, third-party software licensing fees, inbound freight, duty and tariff costs, IT and facilities overhead, warranty costs associated with returned goods, write-downs for excess and obsolete inventory and excess components, and royalties to third parties.

Our cost of revenue as a percentage of revenue can vary based upon a number of factors, including those that may affect our revenue set forth above and factors that may affect our cost of revenue, including, without limitation, product mix, sales channel mix, registered accounts' acceptance of paid subscription service offerings, and changes in our cost of goods sold due to fluctuations in prices paid for components, net of vendor rebates, cloud platform costs, warranty and overhead costs, inbound freight, duty and tariff costs, and charges for excess or obsolete inventory. We outsource our manufacturing, warehousing, and distribution logistics. We also outsource certain components of the required infrastructure to support our cloud-based back-end IT infrastructure. We believe this outsourcing strategy generally allows us to better manage our products cost and subscriptions and services cost and gross margin and allows us to adapt to changing market dynamics and supply chain constraints. However, with respect to manufacturing that we have outsourced to ex-U.S. manufacturers, our ability to manage product costs through this strategy has been, and may continue to be, negatively impacted by tariffs.

	Year Ended December 31,		
	2025	% Change	2024
	(In thousands, except percentage data)		
Cost of revenue:			
Subscriptions and services	$ 52,336	(4.2)%	$ 54,613
Products	244,120	(9.2)%	268,769
Total cost of revenue	$ 296,456	(8.3)%	$ 323,382

Subscriptions and services cost of revenue decreased by $2.3 million, or 4.2%, for the year ended December 31, 2025 compared to the prior year, primarily due to cost savings as we optimize our cloud platform to improve customer experience which assists in reduced data storage and cloud costs, despite the increase in paid accounts.

Products cost of revenue decreased by $24.6 million, or 9.2%, for the year ended December 31, 2025 compared to the prior year, primarily due to the decrease in product sales partially offset by an increase in freight cost mainly as a result of increased duties and tariffs, and to a lesser extent, the utilization of air freight.

Gross Profit

| | Year Ended December 31, | | |
	2025	% Change	2024
	(In thousands, except percentage data)		
Gross profit:			
Subscriptions and services	$ 264,020	40.1 %	$ 188,385
Products	(31,179)	**	(881)
Total gross profit	$ 232,841	24.2 %	$ 187,504
Gross margin:			
Subscriptions and services	*83.5 %*		*77.5 %*
Products	*(14.6)%*		*(0.3)%*
Total gross margin	*44.0 %*		*36.7 %*

**Percentage change not meaningful.

Subscriptions and services gross profit increased by $75.6 million for the year ended December 31, 2025 compared to the prior year, primarily due to subscriptions and services revenue growth as a result of increases in cumulative paid accounts, continued increase in ARPU on retail subscriptions, and cost optimizations.

Products gross profit decreased by $30.3 million for the year ended December 31, 2025 compared to the prior year, primarily driven by a reduction in the ASPs of our products as we increased promotional activities to stimulate household acquisition and subscriber growth, as well as an increase in freight cost mainly as a result of increased duties and tariffs, and to a lesser extent, the utilization of air freight. Tariff costs increased by $13.5 million for the year ended December 31, 2025 compared to the prior year, which accounted for the decline of 6.3% in products gross margin.

Operating Expenses

Research and Development

Research and development expense consists primarily of personnel-related expense, safety, security, regulatory services and testing, other research and development consulting fees, and allocated IT and facilities overhead. Generally, we recognize research and development expenses as they are incurred, exclusive of capitalized software development costs. We have invested in and expanded our research and development organization to enhance our ability to introduce innovative products and services. We expect research and development expense to increase in absolute dollars as we develop new product and service offerings and compete for engineering talent. We believe that innovation and technological leadership are critical to our future success, and we are committed to continuing a significant level of research and development to develop new technologies, products and services, including our hardware devices, cloud-based software, AI-based algorithms, and machine learning capabilities.

| | Year Ended December 31, | | |
	2025	% Change	2024
	(In thousands, except percentage data)		
Research and development expense	$ 73,650	0.6 %	$ 73,183

Research and development expense increased by $0.5 million for the year ended December 31, 2025 compared to the prior year, primarily due to increases of $6.9 million in personnel-related expenses from headcount increases as a result of our research and development investment and $2.2 million from stock-based compensation as a result of the increase in our stock price, partially offset by decreases of $5.2 million in professional services and $2.9 million in IT and facilities overhead as we strategically shifted to the investment in technologies that met the criteria for capitalization of software development costs.

Sales and Marketing

Sales and marketing expense consists primarily of personnel expense for sales and marketing staff, technical support expense, advertising, trade shows, media and placement, corporate communications and other marketing expense, product marketing expense, allocated IT and facilities overhead, outbound freight costs, and credit card processing fees. We expect our sales and marketing expense to increase in the future as we invest in marketing to drive demand for our subscriptions and services and device products.

		Year Ended December 31,		
		2025	**% Change**	**2024**
		(In thousands, except percentage data)		
Sales and marketing expense	$	84,842	15.1 % $	73,723

Sales and marketing expense increased by $11.1 million for the year ended December 31, 2025 compared to the prior year, primarily due to increases of $8.8 million in credit card and in-app processing fees as a result of increases in paid accounts and focused efforts to improve our customer's app experience, $1.5 million in personnel-related expenses due to the headcount and merit increases, $1.3 million in stock-based compensation as a result of the increase in our stock price, and $0.8 million in marketing expenditures. The increase was partially offset by decreases of $0.8 million in allocated IT and facilities overhead and $0.5 million in sales freight out expenses.

General and Administrative

General and administrative expense consists primarily of personnel-related expense for certain executives, finance and accounting, investor relations, human resources, legal, information technology, professional fees, allocated IT and facilities overhead, strategic initiative expense, and other general corporate expense. We expect our general and administrative expense to fluctuate as a percentage of our revenue in future periods based on fluctuations in our revenue and the timing of such expense.

		Year Ended December 31,		
		2025	**% Change**	**2024**
		(In thousands, except percentage data)		
General and administrative expense	$	66,097	(8.4)% $	72,134

General and administrative expense decreased by $6.0 million for the year ended December 31, 2025 compared to the prior year, primarily due to decreases of $7.7 million in personnel-related expenses mainly from stock-based compensation as a result of the achievement of certain performance-based equity award targets in the prior year periods and $1.3 million in IT and facilities overhead related to allocation associated with corporate infrastructure; partially offset by the increase of $2.6 million in legal and professional services.

Other operating expenses

Other operating expenses primarily include workforce reduction costs.

Other Income, Net

	Year Ended December 31,		
	2025	**% Change**	**2024**
	(In thousands, except percentage data)		
Gain on early lease termination	$ 4,144	**	$ —
Interest income, net	$ 5,452	(2.4)%	$ 5,584
Other income (expense), net	$ —	**	$ (104)

**Percentage change not meaningful.

In July 2025, we entered into a termination agreement for our office lease located in San Jose, California. We recorded the derecognition of right-of-use assets and lease liabilities and recognized a gain of $4.1 million upon the termination effective in the third quarter of 2025.

Interest income, net decreased for the year ended December 31, 2025, compared to the prior year period, primarily due to the declines in interest rates.

Provision for Income Taxes

	Year Ended December 31,		
	2025	**% Change**	**2024**
	(In thousands, except percentage data)		
Provision for income taxes	$ 741	(32.1)%	$ 1,092
Effective tax rate	*4.7 %*		*(3.7)%*

The effective tax rate for the year ended December 31, 2025 was lower than the U.S. federal income tax rate due to a lower effective tax rate on foreign earnings and valuation allowance on our net U.S. deferred tax assets and certain foreign tax attributes. Based on a review of all available evidence as of December 31, 2025, we concluded that it was more likely than not that a valuation allowance was required against our U.S. deferred tax assets and, as a result, we are maintaining the full valuation allowance. However, as we continue to generate income, we are approaching the point at which the accumulated rolling 36-month pre-tax income turns positive—a key piece of objectively verifiable evidence supporting the realizability of deferred tax assets. There is a reasonable possibility that within the next several quarters, sufficient positive evidence will become available to reach a conclusion that all or a significant portion of the valuation allowance against our U.S. net deferred tax assets would no longer be required.

The provision for income taxes decreased for the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to a U.S. tax loss position, which resulted in no U.S. federal income tax, and lower international income taxes driven by the utilization of research and development tax credits in Ireland. These decreases were partially offset by higher state income taxes resulting from certain states' nonconformity with the immediate research and development expensing provisions under Section 174A of the Internal Revenue Code.

On July 4, 2025, the OBBBA, a significant tax reform package, was enacted. Among other provisions, the legislation permits the immediate expensing of certain domestic U.S. research and development expenses, and includes changes to the U.S. taxation of profits derived from foreign operations. Based on our evaluation of enacted provisions and current facts and circumstances, management currently expects that, for the current tax year, we will expense eligible domestic U.S. research and development costs as permitted under the OBBBA, which is expected to result in a U.S. federal tax loss for the tax year. Management expects the enactment of the OBBBA to reduce our current year U.S. federal and state cash tax obligations, primarily as a result of the immediate expensing of eligible domestic U.S. research and development costs. The effects of the enacted legislation reflected in the consolidated financial statements are based on management's current interpretation of the law. The ultimate tax effects may differ as additional analysis is completed and tax positions are finalized.

We have determined that the undistributed earnings of certain foreign subsidiaries are indefinitely reinvested. Accordingly, no deferred tax liabilities have been recorded related to outside basis differences for these subsidiaries. The amount of unrecognized deferred tax liability is not practicably determinable.

Liquidity and Capital Resources

As of December 31, 2025, our cash and cash equivalents and short-term investments totaled $166.4 million and our unused borrowing capacity was $45.0 million based on the terms and conditions of the Credit Agreement. The proceeds of the borrowings under this credit facility may be used for working capital and general corporate purposes.

We have a history of losses and may incur operating and net losses in the future. As of December 31, 2025, our accumulated deficit was $383.0 million. Historically, we have funded our principal business activities through cash flows generated from operations and available cash on hand.

Material Cash Requirements

We believe that our existing sources of liquidity will be sufficient to meet our anticipated cash requirements for at least the next 12 months and beyond. However, in the future we may require or desire additional funds to support our operating expenses and capital requirements. To the extent that current and anticipated future sources of liquidity are insufficient, we may seek to raise additional funds through public or private equity. We have no commitments to obtain such additional financing and cannot provide assurance that additional financing will be available at all or, if available, that such financing would be obtainable on terms favorable to us and would not be dilutive.

Our future liquidity and cash requirements may vary from those currently planned and will depend on numerous factors, including the introduction of new products, the growth in our subscriptions and services revenue, the ability to increase our gross margin dollars, as well as cost optimization initiatives and controls over our operating expenditures. As we grow our installed base and related cost structure, there will be a need for additional working capital, hence, we may increase our product and subscription rates in the future.

Operating leases and contractual commitments

Our operating lease obligations mostly include offices, equipment, and distribution centers. Our contractual commitments are primarily inventory-related purchase obligations with suppliers.

Legal contingencies

We are, and from time to time, we may become involved in disputes, litigation, and other legal actions in the ordinary course of business. At each reporting period, we evaluate whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. Significant judgment is required to determine both the probability and the estimated amount of loss. In such cases, we accrue for the amount or, if a range, we accrue the low end of the range, only if there is not a better estimate than any other amount within the range, as litigation reserves in other operating expense on the consolidated statements of operations and comprehensive income (loss).

Refer to Note 7, *Commitments and Contingencies* in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K for further information about our operating leases, purchase obligations, and legal contingencies.

Stock repurchase program

Our Board of Directors authorized a stock repurchase program of up to an aggregate of $50.0 million of shares, which commenced in September 2024 and was fully implemented and completed as of December 31, 2025. During the fiscal year 2025, we repurchased and subsequently retired 3.3 million shares of Arlo common stock for an aggregate repurchase amount of $45.5 million. Repurchases under this program were made through open market purchases in a manner deemed in the best interests of our company and stockholders, considering the economic cost and prevailing market conditions, including the relative trading prices and volumes of our common stock.

Cash Flow

The following table presents our cash flows for the periods presented.

	Year Ended December 31,			
	2025		**2024**	
	(In thousands)			
Net cash provided by operating activities	$	78,722	$	51,306
Net cash provided by (used in) investing activities		27,754		10,840
Net cash used in financing activities		(42,068)		(40,767)
Net cash increase	$	64,408	$	21,379

Operating activities

Net cash provided by operating activities increased by $27.4 million for the year ended December 31, 2025 compared to the prior year period, primarily due to improved profitability, partially offset by unfavorable working capital movements as a result of the decrease in accounts payable balances mainly due to timing of payments; offset by (i) lower accounts receivable balance primarily due to strong collections coupled with lower product sales to our retail customers in the fourth quarter of 2025; and (ii) increases in deferred revenue due to the growth in our paid accounts and subscription rates.

Investing activities

Net cash provided by investing activities increased by $16.9 million for the year ended December 31, 2025 compared to the prior year period, primarily due to less available-for-sale securities purchases attributable to changes in our investment strategy to maintain higher liquidity, partially offset by our strategic long-term investment in a privately-held company, as well as the capitalized software development costs.

Financing activities

Net cash used in financing activities increased by $1.3 million for the year ended December 31, 2025 compared to the prior year period, primarily due to the higher stock repurchases and lower proceeds related to employee benefit plans, partially offset by the decrease in withholding tax from RSU and PSU releases as a result of the sell-to-cover method being applied to all Arlo employees for their tax withholding effective on January 1, 2025.

Critical Accounting Estimates

We prepare the consolidated financial statements in accordance with U.S. GAAP and pursuant to the regulations of the U.S. Securities and Exchange Commission ("SEC"). The preparation of the consolidated financial statements requires management to make assumptions, judgments and estimates that can have a significant impact on the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and other assumptions that we believe are applicable and reasonable under the circumstances. We evaluate these estimates on an ongoing basis, as new events occur, our operating environment changes, or additional information is obtained, and we make changes accordingly. We also discuss our critical accounting estimates with the Audit Committee of our Board of Directors.

Note 2, *Summary of Significant Accounting Policies* in the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K describes the significant accounting policies and the effect on our consolidated financial statements.

Revenue recognition

Revenue from all sales types is recognized at transaction price, which is the amount we expect to be entitled to in exchange for transferring goods or providing services.

For product revenue, transaction price is calculated as selling price net of variable consideration which may include estimates for sales returns and sales incentives related to current period product revenue. Sales returns are estimated by analyzing certain factors, including historical sales and returns data, channel inventory levels, current economic trends, and changes in customer demand for our products. Sales incentives are determined based on a combination of the actual amounts committed and estimated future expenditure based upon historical customary business practice.

Generally, our direct customers have a right of return for any product within 30 days of purchase for a full refund. Our standard warranty obligation to our retailers and wholesale distributors allows for returns of damaged and defective products only. At the time we recognize revenue, we record an estimate of sales returns to reduce revenue in the amount of the expected credit or refund to be provided to our customers as a contra revenue, which can vary from actual results. As of December 31, 2025 and 2024, accrued sales returns amounted to $9.3 million and $11.7 million, respectively.

Sales incentives that are mutually agreed with retail customers are recognized as contra revenue while marketing expenses paid to the third parties are recognized as a marketing expense. We accrue estimated contra revenue or marketing expense for these sales incentives either when the related revenue is recognized or prior to customer commitment if customary business practice creates an implied expectation of future activities. As of December 31, 2025 and 2024, accrued sales incentives amounted to $32.0 million and $31.9 million, respectively.

Goodwill and long-lived assets impairment

We assess goodwill for impairment annually at the reporting unit level on the first day of the fourth fiscal quarter each year or whenever events or changes in circumstances indicate the carrying value may not be fully recoverable. Examples of such events or changes in circumstances include a significant decline in the expected future cash flows, a sustained, significant decline in our stock price and market capitalization, a significant adverse change in the business climate and slower growth rates.

In the annual assessment, goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of the reporting unit is less than its carrying amount. The qualitative assessment considers macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and events affecting our stock price. If the reporting unit does not pass the qualitative assessment, we estimate the fair value using a discounted cash flow method and compare the fair value with the carrying amount of our reporting unit, including goodwill. If the fair value is greater than the carrying amount of our reporting unit, no impairment is recorded. If the fair value of a reporting unit is less than its carrying value, a goodwill impairment charge is recorded for the difference. During the years ended December 31, 2025 and 2024, no goodwill impairment has been identified.

Long-lived assets, including property and equipment and operating lease right-of-use assets, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the assets and related cash flows that they are expected to generate from the use and eventual disposition. If such review indicates that the carrying amount of property and equipment and operating lease assets is not recoverable, and the assets' fair value is less than the carrying amount, an impairment charge is recognized. During the years ended December 31, 2025 and 2024, no impairment of long-lived assets has been identified.

Recent Accounting Pronouncements

For a complete description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations, refer to Note 2, *Summary of Significant Accounting Policies* in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates.

Interest rate risk

We have an investment portfolio of fixed income securities that are classified as available-for-sale securities. These securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. We attempt to limit this exposure by investing primarily in highly rated short-term securities. Our investment policy requires investments to be rated triple-A with the objective of minimizing the potential risk of principal loss. Due to the short duration and conservative nature of our investment portfolio, a hypothetical movement of 10% in interest rates would not have a material impact on our operating results and the total value of the portfolio over the next fiscal year. We monitor our interest rate and credit risks, including our credit exposure to specific rating categories and to individual issuers. There was no impairment charge on our investments for the year ended December 31, 2025.

Foreign currency exchange rate risk

We are exposed to risks associated with foreign exchange rate fluctuations due to our international sales and operating activities. We invoice some of our international customers in foreign currencies, including the Australian dollar and Canadian dollar. As the customers that are currently invoiced in local currency become a larger percentage of our business, or to the extent we begin to bill additional customers in foreign currencies, the impact of fluctuations in foreign currency exchange rates could have a more significant impact on our results of operations. For those customers in our international markets that we continue to sell to in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and therefore reduce the demand for our products. Such a decline in the demand for our products could reduce sales and materially and adversely affect our business, results of operations, and financial condition. Certain operating expenses of our foreign operations require payment in local currencies.

As of December 31, 2025, we had net assets in various local currencies. A hypothetical 10% movement in foreign exchange rates would not have a material impact on our operating results. Actual future gains and losses associated with our foreign currency exposures and positions may differ materially from the sensitivity analysis performed as of December 31, 2025 due to the inherent limitations associated with predicting foreign currency exchange rates and our actual exposures and positions. For the years ended December 31, 2025, 2024, and 2023, no more than 3% of our total revenue was denominated in currencies other than the U.S. dollar.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Arlo Technologies, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Arlo Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), stockholders' equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's* Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the

transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued Sales Returns—Refer to Notes 3 and 4 to the Financial Statements

Critical Audit Matter Description

The Company has a recorded accrual for estimated sales returns as of December 31, 2025. Revenue is recognized at a transaction price that is calculated as the selling price net of variable consideration which includes estimates for sales returns related to current period product revenue. Sales returns are estimated by analyzing certain factors, including historical sales and returns data, channel inventory levels, current economic trends, and changes in customer demand for the Company's products.

We identified the estimation of the sales return accrual as a critical audit matter. There was a high degree of auditor judgment required to evaluate the impacts of current and historical trends of sales and returns and their impacts on estimated future return levels.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the accrued sales returns included the following, among others:

- We tested the effectiveness of controls over management's calculation of the accrual for estimated sales returns, including management's control over the estimate of the impacts of historical sales and returns activity on current year estimates.
- We tested the completeness and accuracy of the underlying data used in the calculation. For a selection of historical returns we evaluated the reasonableness of trends in return rates compared to sales activity.
- We evaluated management's ability to accurately estimate returns by comparing actual returns to prior period estimates.
- Developed an independent estimate of the sales return accrual and compared our estimate to management's estimate. Our independent estimate included development of a trend of historical sales and return rates using management's data. This trend was used to develop an expected estimate of the accrual when applied to current sales activity.

/s/ Deloitte & Touche LLP
Costa Mesa, California
February 26, 2026

We have served as the Company's auditor since 2024.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Arlo Technologies, Inc.

Opinion on the Financial Statements

We have audited the consolidated statements of operations and comprehensive income (loss), of stockholders' equity and of cash flows of Arlo Technologies, Inc. and its subsidiaries (the "Company") for the year ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 29, 2024, except for the change in the manner in which the Company accounts for segments discussed in Note 2 (not presented herein) in the consolidated financial statements appearing under Item 8 of the Company's 2024 annual report on Form 10-K, as to which the date is February 27, 2025

We served as the Company's auditor from 2018 to 2024.

ARLO TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,	
	2025	2024
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 146,440	$ 82,032
Short-term investments	19,985	69,419
Accounts receivable, net	39,666	57,332
Inventories	41,185	40,633
Prepaid expenses and other current assets	13,210	13,190
Total current assets	260,486	262,606
Property and equipment, net	13,158	4,765
Operating lease right-of-use assets, net	9,195	15,698
Goodwill	11,038	11,038
Long-term investment	12,500	—
Other non-current assets	4,171	4,293
Total assets	$ 310,548	$ 298,400
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 42,826	$ 63,784
Deferred revenue	37,139	27,248
Accrued liabilities	92,372	85,730
Total current liabilities	172,337	176,762
Non-current operating lease liabilities	6,743	18,357
Other non-current liabilities	3,627	2,372
Total liabilities	182,707	197,491
Commitments and contingencies (Note 7)		
Stockholders' Equity:		
Preferred stock: $0.001 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Common stock: $0.001 par value; 500,000,000 shares authorized; shares issued and outstanding: 105,030,947 at December 31, 2025 and 100,885,158 at December 31, 2024	105	101
Additional paid-in capital	510,759	498,739
Accumulated other comprehensive income	16	34
Accumulated deficit	(383,039)	(397,965)
Total stockholders' equity	127,841	100,909
Total liabilities and stockholders' equity	$ 310,548	$ 298,400

The accompanying notes are an integral part of these consolidated financial statements.

ARLO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
	2025	2024	2023
	(In thousands, except per share data)		
Revenue:			
Subscriptions and services	$ 316,356	$ 242,998	$ 201,238
Products	212,941	267,888	289,938
Total revenue	529,297	510,886	491,176
Cost of revenue:			
Subscriptions and services	52,336	54,613	52,950
Products	244,120	268,769	270,663
Total cost of revenue	296,456	323,382	323,613
Gross profit	232,841	187,504	167,563
Operating expenses:			
Research and development	73,650	73,183	68,647
Sales and marketing	84,842	73,723	66,141
General and administrative	66,097	72,134	56,371
Other operating expense	2,181	3,356	1,307
Total operating expenses	226,770	222,396	192,466
Income (loss) from operations	6,071	(34,892)	(24,903)
Other income, net:			
Gain on early lease termination	4,144	—	—
Interest income, net	5,452	5,584	3,935
Other income (expense), net	—	(104)	107
Total other income, net	9,596	5,480	4,042
Income (loss) before income taxes	15,667	(29,412)	(20,861)
Provision for income taxes	741	1,092	1,175
Net income (loss)	$ 14,926	$ (30,504)	$ (22,036)
Earnings (loss) per share:			
Basic	$ 0.14	$ (0.31)	$ (0.24)
Diluted	$ 0.14	$ (0.31)	$ (0.24)
Weighted-average common shares outstanding:			
Basic	104,203	98,630	92,754
Diluted	110,156	98,630	92,754
Comprehensive income (loss):			
Net income (loss)	$ 14,926	$ (30,504)	$ (22,036)
Other comprehensive income (loss), net of tax	(18)	(286)	427
Total comprehensive income (loss)	$ 14,908	$ (30,790)	$ (21,609)

The accompanying notes are an integral part of these consolidated financial statements.

ARLO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

		Year Ended December 31,				
		2025		2024		2023
		(In thousands)				
Total stockholders' equity, beginning balances	$	100,909	$	103,276	$	87,695
Common stock and additional paid-in capital:						
Beginning balances	$	498,840	$	470,417	$	433,227
Stock-based compensation		44,652		56,596		36,971
Settlement of liability classified restricted stock units		9,938		12,594		13,480
Issuance of common stock under stock-based compensation plans		806		5,422		7,563
Issuance of common stock under employee stock purchase plan		2,725		2,943		2,811
Repurchase of common stock		(46,097)		(4,421)		—
Restricted stock unit withholdings		—		(44,711)		(23,635)
Ending balances	$	510,864	$	498,840	$	470,417
Accumulated deficit:						
Beginning balances	$	(397,965)	$	(367,461)	$	(345,425)
Net income (loss)		14,926		(30,504)		(22,036)
Ending balances	$	(383,039)	$	(397,965)	$	(367,461)
Accumulated other comprehensive income:						
Beginning balances	$	34	$	320	$	(107)
Other comprehensive income (loss), net of tax		(18)		(286)		427
Ending balances	$	16	$	34	$	320
Total stockholders' equity, ending balances	$	127,841	$	100,909	$	103,276
Common stock shares:						
Beginning balances		100,885		95,380		88,887
Issuance of common stock under stock-based compensation plans		7,210		9,140		9,390
Issuance of common stock under employee stock purchase plan		262		365		621
Repurchase of common stock		(3,326)		(379)		—
Restricted stock unit withholdings		—		(3,621)		(3,518)
Ending balances		105,031		100,885		95,380

The accompanying notes are an integral part of these consolidated financial statements.

ARLO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 14,926	$ (30,504)	$ (22,036)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Stock-based compensation expense, net of amounts capitalized	62,333	68,657	47,948
Depreciation and amortization	3,931	3,200	4,661
Gain on early lease termination	(4,144)	—	—
Allowance for credit losses and non-cash changes to reserves	888	2,085	279
Deferred income taxes	(216)	(13)	112
Discount accretion on investments and other	(2,662)	(3,259)	(2,005)
Changes in assets and liabilities:			
Accounts receivable, net	17,653	8,228	690
Inventories	(1,428)	(4,510)	7,777
Prepaid expenses and other assets	318	(3,577)	(1,498)
Accounts payable	(21,068)	8,289	3,723
Deferred revenue	11,064	9,437	6,610
Accrued and other liabilities	(2,873)	(6,727)	(7,959)
Net cash provided by operating activities	78,722	51,306	38,302
Cash flows from investing activities:			
Purchases of property and equipment, including capitalized software	(11,826)	(2,688)	(2,847)
Purchases of short-term investments	(112,932)	(205,068)	(149,870)
Purchase of long-term investment	(12,500)	—	—
Proceeds from maturities of short-term investments	165,012	218,596	102,031
Net cash provided by (used in) investing activities	27,754	10,840	(50,686)
Cash flows from financing activities:			
Proceeds related to employee benefit plans	3,531	8,365	8,493
Repurchase of common stock	(45,599)	(4,421)	—
Restricted stock unit withholdings	—	(44,711)	(23,635)
Net cash used in financing activities	(42,068)	(40,767)	(15,142)
Net increase (decrease) in cash, cash equivalents, and restricted cash	64,408	21,379	(27,526)
Cash, cash equivalents, and restricted cash, at beginning of period	82,032	60,653	88,179
Cash, cash equivalents, and restricted cash, at end of period	$ 146,440	$ 82,032	$ 60,653
Reconciliation of cash, cash equivalents, and restricted cash to Consolidated Balance Sheets			
Cash and cash equivalents	$ 146,440	$ 82,032	$ 56,522
Restricted cash	—	—	4,131
Total cash, cash equivalents, and restricted cash	$ 146,440	$ 82,032	$ 60,653
Supplemental cash flow information:			
Cash paid for income taxes, net	$ 1,219	$ 1,156	$ 1,196
Non-cash investing activities:			
Purchases of property and equipment included in accounts payable and accrued liabilities	$ 470	$ 708	$ 189
Stock-based compensation expense capitalized for software development	$ 1,637	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

ARLO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Description of Business and Basis of Presentation

Description of business

Arlo Technologies, Inc. ("we," "our," "us," or "Arlo") is transforming the ways in which people can protect everything that matters to them with home, business, and personal security services that combine a globally scaled cloud platform, monitoring and analytics capabilities, and award-winning app-controlled devices to create a personalized security ecosystem. Arlo's experience in cloud services, AI and computer vision analytics, wireless connectivity and intuitive user experience design delivers seamless, smart home security for Arlo users that can be setup by the customers and engaged with every day. Our cloud-based platform provides users with visibility, insight and a powerful means to help protect and connect in real-time with the people and things that matter most, from any location with a Wi-Fi or a cellular connection.

We conduct business across three geographic regions—(i) the Americas; (ii) Europe, Middle-East and Africa ("EMEA"); and (iii) Asia Pacific ("APAC")—and primarily generate revenue by selling paid subscription services, as well as devices through retail, wholesale distribution, wireless carrier channels, security solution providers, and Arlo's direct to consumer store.

Our corporate headquarters is located in Carlsbad, California, with other satellite offices across North America and various other global locations.

Basis of presentation

We prepare our consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and pursuant to the regulations of the U.S. Securities and Exchange Commission ("SEC"). The consolidated financial statements include the accounts of Arlo and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Fiscal periods

Our fiscal year begins on January 1 of the year stated and ends on December 31 of the same year. We report the results on a fiscal quarter basis rather than on a calendar quarter basis. Under the fiscal quarter basis, each of the first three fiscal quarters ends on the Sunday closest to the calendar quarter end, with the fourth quarter ending on December 31.

Reclassification

Certain prior periods amounts have been reclassified to conform to the current period's presentation. None of these reclassifications had a material impact to the consolidated financial statements.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Management bases its estimates on various assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates and operating results for the year ended December 31, 2025 and are not necessarily indicative of the results that may be expected for any future period.

Note 2.   Summary of Significant Accounting Policies

Cash and cash equivalents

All highly liquid instruments with original or remaining maturities at the time of purchase of three months or less are cash equivalents. We invest cash and cash equivalents in government securities and money market funds with high credit quality financial institutions.

Short-term investments

Marketable securities that consist of government securities with original or remaining maturities at the time of purchase of greater than three months and no more than 12 months are short-term investments for use in current operations. These marketable securities are classified as available-for-sale securities in accordance with the provisions of the authoritative guidance for investments and are reported at fair value, with unrealized gains and non-credit related unrealized losses, net of tax, presented as accumulated other comprehensive income (loss) on the consolidated statements of stockholders' equity.

Accounts receivable, net

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for credit losses. We make estimates of expected credit and collectability trends for the allowance for credit losses and allowance for unbilled receivables based upon our assessment of various factors, including historical collection experience, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables. Expected credit losses are recorded as general and administrative expenses on the consolidated statements of operations and comprehensive income (loss). As of and for the years ended December 31, 2025 and 2024, the allowance for credit losses on accounts receivable and provision for expected credit losses recorded on the consolidated statements of operations and comprehensive income (loss) were not material.

Inventories

Inventories consist of finished goods which are valued at the lower of cost or net realizable value, with cost being determined using the first-in, first-out method. We write down inventories based on estimated excess and obsolete amounts, determined primarily based on demand forecasts, but take into account market conditions, product development plans, product life expectancy and other factors. At the point of loss recognition, a new lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase of the newly established cost basis. While management believes the estimates and assumptions underlying its current forecasts are reasonable, there is risk that additional charges may be necessary if current forecasts are greater than actual demand.

Property and equipment, net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation of property and equipment is based on the straight-line method over the estimated useful lives of the assets as follows:

Categories	Useful Lives
Machinery and equipment	2 - 3 years
Capitalized software development costs	2 years
Software and license	2 - 5 years
Computer equipment	2 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of remaining lease term or 7 years

We evaluate the recoverability of property and equipment for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount of property and equipment assets is not recoverable, and the asset's fair value is less than the carrying amount, an impairment charge is recognized.

Operating leases

We determine if an arrangement is a lease at inception of a contract based on whether the arrangement conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. On the commencement date, leases are evaluated for classification and ROU assets and liabilities are recognized based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date to measure the right-of-use assets and to determine lease liabilities at the present value of lease payments.

Our operating leases comprise of offices, equipment, and distribution centers. Operating leases are included in operating lease right-of-use assets, net, accrued liabilities, and non-current operating lease liabilities on the consolidated balance sheets. Operating lease expense is generally recognized on the consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease term. For leases with a term of one year or less, we expense it as incurred and have not elected to record the ROU assets or lease liabilities.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. We assess goodwill for impairment annually at the reporting unit level on the first day of the fourth fiscal quarter each year or whenever events or changes in circumstances indicate the carrying value may not be fully recoverable. Examples of such events or changes in circumstances include a significant decline in the expected future cash flows, a sustained, significant decline in our stock price and market capitalization, a significant adverse change in the business climate and slower growth rates.

We operate as one operating and reportable segment and identify that one reporting unit for the purpose of goodwill impairment testing, which is at the same level as our operating and reportable segment. In the annual assessment, goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of the reporting unit is less than its carrying amount. The qualitative assessment considers macroeconomic conditions, industry and market considerations, cost factors, overall

financial performance, and events affecting our stock price. If the reporting unit does not pass the qualitative assessment, we estimate the fair value using a discounted cash flow method and compare the fair value with the carrying amount of our reporting unit, including goodwill. If the fair value is greater than the carrying amount of our reporting unit, no impairment is recorded. If the fair value of a reporting unit is less than its carrying value, a goodwill impairment charge is recorded for the difference. The impairment charge, if any, would be recorded as other operating expense on the consolidated statements of operations and comprehensive income (loss).

Long-term investment

Our strategic equity investment consists of non-marketable securities in a privately held company in which we do not have a controlling interest or significant influence. We apply the measurement alternative for non-marketable equity securities that do not have readily determinable fair values, measuring them at cost, less any impairment, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For this investment, we recognize remeasurement adjustments, including upward and downward adjustments, if any, in other income (expense), net on the consolidated statements of operations and comprehensive income (loss).

The strategic investment is subject to periodic impairment analysis, which involves an assessment of both qualitative and quantitative factors, including the investee's financial metrics, market acceptance of the investee's product or technology, and the rate at which the investee is using its cash. An impairment loss is recorded when an event or circumstance indicates a decline in value has occurred. If the strategic investment is considered impaired, we will recognize an impairment through other income (expense), net on the consolidated statements of operations and comprehensive income (loss) and establish a new carrying value for the investment.

Fair value measurements

Our financial assets and liabilities are measured and recorded at fair value. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

Our cash equivalents and available-for-sale securities are classified within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. Our strategic equity investment without readily determinable fair value is classified within Level 3 of the fair value hierarchy and the subsequent adjustment to its fair value by applying the measurement alternative will be disclosed as non-recurring fair value measurement, including the level in the fair value hierarchy that was used.

Our non-financial assets, such as property and equipment and goodwill are assessed for impairment when an event or circumstance indicates that an other-than-temporary decline in value may have occurred and, for goodwill, also annually.

Credit risk and concentration

Our financial instruments that are potentially subject to concentrations of credit risk consist primarily of cash equivalents, short-term investments, and accounts receivable. Cash equivalents and short-term investments primarily consist of government securities and money market funds which are held and managed by high credit quality financial institutions. We believe the credit risk associated with these investments is minimal due to the restrictions under our investment policy on the types of investments that may be purchased.

Our customers consist primarily of retailers, wholesale distributors and security solution providers who sell or distribute our products to a large group of end-users. We regularly perform credit evaluations of our customers' financial condition and payment history, and we consider factors such as historical experience, credit quality, age of the accounts receivable balances, geographic or country-specific risks and current economic conditions that may affect our customers' ability to pay. We do not require collateral from our customers. As of December 31, 2025 and 2024, two customers accounted for 40% and 17%, and two customers accounted for 54% and 13% of accounts receivable, net, respectively. No other customers accounted for 10% or greater of accounts receivable, net. The allowance for credit losses on accounts receivable for the year ended December 31, 2025 and 2024 was not material. During the years ended December 31, 2025, 2024 and 2023, one customer accounted for 32%, 43%, and 34% of the total revenue, respectively. No other customers accounted for 10% or greater of the total revenue in any period presented.

We rely on a limited number of suppliers for certain components and on a limited number of third parties to manufacture all of our products. If any of the third-party manufacturers cannot or will not manufacture our products in required volumes, on a cost-effective basis, in a timely manner or at all, we will have to secure additional manufacturing capacity. Any such interruption or delay in manufacturing could materially and adversely affect our business, results of operations and financial condition. As of December 31, 2025 and 2024, three vendors accounted for 58%, 15%, and 10%, and one vendor accounted for 80% of accounts payable, respectively. No other vendors accounted for 10% or greater of accounts payable. During the years ended December 31, 2025, 2024 and 2023, one significant vendor accounted for 84%, 93% and 87% of the total trade purchases, respectively. No other vendors accounted for 10% or greater of the total trade purchases. At the date of issuance of our financial statements, we are not aware of any event which could cause severe impact in a near term.

Revenue recognition

Revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Our product revenue is recognized at a point in time when control of the goods is transferred to the customer, generally occurring upon shipment or delivery, dependent upon the terms of the underlying contract.

Transaction price for our product revenue is calculated as selling price net of variable consideration which may include estimates for sales returns and sales incentives related to current period product revenue. Our paid subscriptions and services are billed in advance of the start of the subscription and revenues are recognized ratably over subscription period, generally one to twelve months in length.

Contracts with multiple performance obligations

Some of our contracts with customers contain multiple promised goods or services, such as hardware products bundled with various subscription, service and support. For these contracts, we account for the promises separately as individual performance obligations if they are distinct. Performance obligations are determined to be distinct if they are both capable of being distinct and separately identifiable within the context of the contract. In determining whether performance obligations meet the criteria for being distinct, we consider a number of factors, such as the degree of interrelation and interdependence between obligations, and whether or not the goods or services significantly modify or transform other goods or services in the contract. The embedded software in most of the hardware products is not considered distinct and therefore the combined hardware and incidental software are treated as one performance obligation and recognized at the point in time when control of product transfers to the customer. Subscriptions and services that are purchased with certain hardware products are considered distinct and therefore the hardware products or subscription and service are treated as separate performance obligations. In certain cases where subscriptions and services are enabled only by specific hardware products, we consider the hardware products or subscriptions and services components highly interrelated and interdependent and not distinct in the context of the arrangement, and therefore treated as one performance obligation and recognize ratably over the subscriptions and services period.

After identifying the separate performance obligations, the transaction price is allocated to the separate performance obligations on a relative stand-alone selling price basis. Stand-alone selling prices are generally determined based on the prices charged to customers for standalone sales. Stand-alone selling prices of the hardware products are directly observable from add-on camera and base station sales. Stand-alone selling prices of the premium subscriptions and services are directly observable from direct sales to end users.

Revenue is then recognized for each distinct performance obligation as control is transferred to the customer. Revenue attributable to hardware products is recognized at the time control of the product transfers to the customer. The transaction price allocated to the subscriptions and services is recognized over the specified subscriptions and services period.

Long-term supply arrangement - Verisure

We have a Supply Agreement which includes product purchases and paid subscriptions and services with Verisure S.à.r.l. ("Verisure"). Products sold come with a standard twelve months warranty. Verisure assumes responsibilities for all warranty claims, returns of products and certain technical support provided to the end users. We provide technical support for paid subscriptions and services where Verisure cannot resolve the issue. Verisure is responsible for any marketing and promotion of our products or subscriptions and services sold in Europe.

Products are priced at cost plus markup, and paid subscriptions and services are billed based on the number of active cameras monthly and are priced at cost plus markup. The transaction price for products and paid subscriptions and services is entirely variable because the consideration is dependent on the actual costs. For products, since quantity and product types are not specified in the agreement, contracts are not deemed to exist until we receive and accept the customer purchase order ("PO"). Each product with a valid PO is considered a single performance obligation.

The Supply Agreement also provides for certain development services at Verisure's request under various statements of work ("SOW"), which Verisure pays in non-refundable installments upon the commencement of agreed-upon milestones. There is a single performance obligation as the distinct goods and services are promised under each individual SOW.

Warranties

Sales of hardware products regularly include warranties to end customers ensuring that the product continues to function according to published specifications in a dynamic environment. These standard warranties are assurance type warranties and do not offer any services in addition to the assurance that the product will continue working as specified for one or more years. Therefore, warranties are not considered separate performance obligations in the arrangement. Instead, the expected cost of warranties is accrued as an expense in accordance with authoritative guidance.

Sales incentives

Sales incentives that are mutually agreed with customers are recognized as contra revenue while marketing expenses paid to the third parties are recognized as a marketing expense. We accrue estimated contra revenue or marketing expense for these sales incentives either when the related revenue is recognized or prior to customer commitment if customary business practice creates an implied expectation of future activities.

Shipping and handling costs

We include shipping and handling fees billed to customers in Product Revenue. Shipping and handling costs associated with inbound freight are included in Cost of revenue. In cases where we give a freight allowance to the customer for their own inbound freight costs, such costs are appropriately recorded as a reduction in Product Revenue. Shipping and handling costs associated with outbound freight are included in sales and marketing expenses. We have elected to account for shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products. Shipping and handling costs associated with outbound freight totaled $3.2 million, $3.7 million and $5.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Contract costs

We recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that otherwise would have been recognized is one year or less. These costs are included in operating expenses of sales and marketing and general and administrative on the consolidated statements of operations and comprehensive income (loss). If the incremental costs of obtaining a contract, which consist of sales commissions, relate to subscriptions and services recognized over a period longer than one year, costs are deferred and amortized in line with the related subscriptions and services over the period of benefit.

Contract balances

The timing of revenue recognition, billings and cash collections may result in accounts receivable, contract assets, and contract liabilities (deferred revenue) on the consolidated balance sheets. Receivables are recorded in the period we deliver products or provide subscriptions and services when we have an unconditional right to payment. Contract assets are related to the value of products or subscriptions and services transferred to the customer for which the right to payment is not just dependent on the passage of time. As of December 31, 2025, there were no contract assets. Contract liabilities are recognized when we receive payment or have an unconditional right to payment in advance of the satisfaction of performance. The contract liabilities represent (i) deferred subscriptions and services revenue, which consists of payments and customer billings in advance of revenue recognition from contracts where we have unsatisfied performance obligations, and (ii) deferred products revenue related to the value of products that have been shipped and billed to customers and for which control has not been transferred to the customers.

Software development costs

Software development costs, including costs to develop software products or the software component of products to be marketed or sold to external users, are expensed before the software or technology reach technological feasibility. We capitalize costs incurred subsequent to the establishment of technological feasibility for software embedded to our products to be marketed or sold to external users. These costs include employee compensation and professional service fees from third-party developers, only when it is probable that the development will result in new or additional functionality. Software development costs that meet the criteria for capitalization were $1.7 million for the year ended December 31, 2025 and not material for the years ended December 31, 2024 and 2023, respectively.

Software development costs also include costs to develop software to be used solely to meet internal needs and applications used to deliver our subscriptions and services. Costs related to preliminary project activities and post-implementation activities including maintenance are expensed as incurred. We capitalize costs associated with such applications during its development stage once the preliminary project stage is complete. These costs include external direct costs incurred in developing or obtaining software applications and payroll and stock-based compensation expenses for employees, who are directly associated with the development of the application. Software development costs that meet the criteria for capitalization were $9.7 million for the year ended December 31, 2025 and not material for the years ended December 31, 2024 and 2023, respectively.

Capitalized software development costs less accumulated amortization are recorded in property and equipment, net on the consolidated balance sheets and amortized on a straight-line basis over the estimated useful lives of the related software applications of up to two years. Amortization is included in cost of revenue or general and administrative expense on the consolidated statements of operations and comprehensive income (loss) based on the software's end use.

Research and development

Research and development of new products are expensed as incurred.

Advertising costs

Advertising costs are expensed when incurred and included in sales and marketing on the consolidated statements of operations and comprehensive income (loss). Total advertising costs were $19.4 million, $18.9 million and $17.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Stock-based compensation

We measure stock-based compensation at the grant date based on the fair value of the award. The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model. The fair value of restricted stock units ("RSUs") and performance-based restricted stock units ("PSUs") is measured on the grant date based on the closing fair market value of our common stock. We utilize a Monte Carlo pricing model customized to the specific provisions to value certain market-based PSUs on the grant date. The fair value determined using the Monte Carlo simulation model varies based on the assumptions used for the expected stock price volatility, the correlation coefficient between Arlo and Russell 2000 Index, risk-free interest rates, and dividend yield. Forfeitures are accounted for as they occur.

Our Employee Stock Purchase Plan ("ESPP") is intended to provide employees with the opportunity to purchase our common stock through accumulated payroll deductions at the end of specified purchase period. Eligible employees may contribute up to 15% of compensation, subject to certain income limits, to purchase our common stock. The terms of the plan include a look-back feature that enables employees to purchase stock semi-annually at a price equal to 85% of the lesser of the fair market value at the beginning of the offering period or the purchase date. The duration of each purchasing period is generally six months. We determine the fair value using the Black-Scholes Model using various inputs, including its estimate of expected volatility, term, dividend yield and risk-free interest rate. The risk-free interest rate of the purchase rights granted

under the ESPP is based on the implied yield currently available on U.S. Treasury securities, with a remaining term commensurate with the estimated expected term. Expected volatility of the purchase rights granted under the ESPP is based on historical volatility over the most recent period commensurate with the estimated expected term.

We recognize compensation costs for RSUs and ESPP sales on a straight-line basis over the requisite service period of the award, usually the vesting period, which is generally three to five years for RSUs. For PSUs, compensation costs associated with individual performance milestones is recognized over the period when the performance conditions achievement become probable. In addition, we evaluate the probability of achieving the performance conditions at the end of each reporting period and record the related stock-based compensation expense based on performance to date over the service period.

Foreign currency

Our functional currency is the U.S. dollar. Foreign currency transactions of international subsidiaries are re-measured into U.S. dollars at the end-of-period exchange rates for monetary assets and liabilities, and at historical exchange rates for non-monetary assets and liabilities. Revenue is re-measured at average exchange rates in effect during each period. Expenses are re-measured at average exchange rates in effect during each period, except for expenses related to non-monetary assets and liabilities, which are re-measured at historical exchange rates. Gains and losses arising from foreign currency transactions are included in other income (expense), net on the consolidated statements of operations and comprehensive income (loss).

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of shares of common shares outstanding and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares include common shares issuable upon exercise of stock options, vesting of RSUs and PSUs, and issuances of shares under the ESPP, which are calculated by application of the treasury stock method. Potentially dilutive common shares are excluded from the computation of diluted net income (loss) per share when their effect is anti-dilutive.

Segment information

We operate as one operating and reportable segment. Our Chief Executive Officer ("CEO") is identified as the Chief Operating Decision Maker ("CODM"), who reviews financial information presented on a consolidated basis and considers budget-to-actual variances quarterly for allocation of operating and capital resources and evaluation of financial performance. The CODM does not review segment assets at a different asset level and category. The consolidated net income (loss) is the measure of segment net income (loss) that is most consistent with U.S. GAAP.

Income taxes

We record the provision for income taxes on the consolidated financial statements using the asset and liability method. Under this method, we recognize income tax liabilities or receivables for the current year. We also recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the net amount that we believe is more likely than not to be realized. Our assessment considers the recognition of deferred tax assets on a jurisdictional basis. Accordingly, in assessing the future taxable income on a jurisdictional basis, we consider the effect of the transfer pricing policies on that income. We have recorded a valuation allowance against U.S. federal and state

deferred tax assets and certain foreign tax attribute carryforwards since we do not anticipate realizing the benefits of these deferred tax assets. The net deferred tax assets are included in other non-current assets on the consolidated balance sheets.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As we expand internationally, we will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items. Our policy is to adjust these unrecognized tax benefits in the period when facts and circumstances change, such as the closing of a tax audit, the expiration of statute of limitation for a relevant taxing authority to examine a tax position, or when additional information becomes available. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on the financial condition and operating results. The provision for income taxes includes the effects of any accruals that we believe are appropriate, as well as the related interest and penalties.

Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act introduced the global intangible low-taxed income ("GILTI") provisions effective in 2018, which generally impose a tax on the net income earned by foreign subsidiaries of a U.S. company in excess of a deemed return on their tangible assets. We recognize the tax on GILTI as a period cost when the tax is incurred.

The One Big Beautiful Bill Act ("OBBBA") was enacted in 2025 and changed the default U.S. federal income tax treatment of domestic research and development expenses from capitalization to immediate expensing. Based on our evaluation of the enacted provisions and current facts and circumstances, we applied the default expensing treatment to eligible domestic research and development expenditures for the 2025 tax year.

The application of this default treatment is expected to result in a U.S. federal tax loss for the year. The effects of the enacted legislation reflected in the consolidated financial statements are based on management's current interpretation of the law. We will evaluate the treatment of research and development expenditures in future tax years based on then-applicable law and facts and circumstances.

Accounting Pronouncements

Accounting pronouncement recently adopted

Income tax disclosures. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures, which requires on an annual basis to (1) disclose specific categories in the rate reconciliation, (2) provide additional information for reconciling items that meet a quantitative threshold, and (3) disclose income taxes paid disaggregated by jurisdiction. We adopted ASU 2023-09 on a prospective basis. Refer to Note 9, *Income Taxes* for the adoption of this guidance and related disclosures.

Accounting pronouncements not yet effective

Disclosure improvements. In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative, which modifies the disclosure or presentation requirements of a variety of Topics in the Codification. Among the various codification amendments, Topic 470 Debt is applicable to Arlo which requires the disclosure of amounts, terms and weighted-average interest rates of unused lines of credit. The effective date is either (i) the date on which the SEC's removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or (ii) on June 30, 2027, if the SEC has not removed the requirement by that date, with early adoption prohibited. The adoption of this new standard will not have a material impact on our financial statements and related disclosures.

Expense disaggregation disclosures. In November 2024, the FASB issued ASU No. 2024-03, Income Statement: Reporting Comprehensive Income - Expense Disaggregation Disclosures, Disaggregation of Income Statement Expenses,

which improves disclosure requirements and mandates enhanced transparency about the types of expenses in commonly presented expense captions in financial statements. This guidance is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. We are currently evaluating the impact that this guidance may have on our financial statements and related disclosures.

Credit Losses Accounting. In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses: Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient permitting companies to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets. This guidance is effective for annual periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted and is effective on a prospective basis. We plan to adopt this guidance for our fiscal year beginning January 1, 2026, and we do not expect it to have a material effect on our financial statements.

Software Development Costs Accounting and Disclosure. In September 2025, the FASB issued ASU No. 2025-06, Intangibles - Goodwill and Other - Internal-Use Software: Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the recognition and capitalization framework to reflect current software development practices, including iterative and agile methodologies, by removing references to "development stages". It also clarifies the criteria for capitalization, which begins when both of the following occur: (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function intended. This guidance is effective for annual periods beginning after December 15, 2027, and for interim periods within those annual reporting periods. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. We are currently evaluating the impact that this guidance may have on our financial statements and related disclosures.

Note 3.   Revenue

Contract balances

The following table reflects the changes in contract balances for the year ended December 31, 2025:

Contract Classification	Balance Sheet Classification	December 31, 2025	December 31, 2024	$ change	% change
		(In thousands)			
Receivables	Accounts receivable, net	$ 39,666	$ 57,332	$ (17,666)	(30.8)%
Contract liabilities, current	Deferred revenue	$ 37,139	$ 27,248	$ 9,891	36.3 %
Contract liabilities, non-current	Other non-current liabilities	$ 1,476	$ 326	$ 1,150	352.8 %

Receivables decreased primarily due to strong collections coupled with lower product sales to our retail customers in the fourth quarter of 2025. Contract liabilities increased primarily due to increases in subscriptions and services revenue as a result of changes in consumer subscription plans and a shift to additional annual prepaid subscriptions, as well as increases in cumulative paid accounts and rates of subscriptions. For the years ended December 31, 2025, 2024, and 2023, $27.0 million, $17.9 million, and $11.3 million, respectively, of the recognized revenue was included in deferred revenue at the beginning of the periods. There were no significant changes in estimates during the periods that would affect the contract balances.

Remaining performance obligations

The total estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied and remaining was $40.6 million and $29.5 million as of December 31, 2025 and 2024, respectively, substantially related to performance obligations classified as less than one year.

Under the Supply Agreement with Verisure Sàrl ("Verisure"), our largest customer, a performance obligation is not deemed to exist until we receive and accept Verisure's purchase order. As of December 31, 2025, we had a backlog of $46.3 million which represents performance obligations that will be recognized as revenue once fulfilled, which is expected to occur over the next six months.

Variable consideration

Revenue from all sales is recognized at transaction price, the amount we expect to be entitled to in exchange for providing services or transferring goods. Transaction price is calculated as selling price net of variable consideration which includes estimates for sales incentives and sales returns related to current period products revenue. Sales incentives are determined based on a combination of the actual amounts committed and estimated future expenditure based upon historical customary business practice. Sales returns are estimated by analyzing certain factors, including historical sales and returns data, channel inventory levels, current economic trends, and changes in customer demand for our products. Variable consideration estimates are based on predictive historical data or future commitments that we plan and control. However, we continue to assess variable consideration estimates such that it is probable that a significant reversal of revenue will not occur. The following tables provide activities related to sales incentives and sales returns that are recognized as contra-revenue.

	Sales Incentives			Sales Returns		
	As of December 31,			As of December 31,		
	2025	2024	2023	2025	2024	2023
	(In thousands)			(In thousands)		
Balance at the beginning of the period	$ 29,846	$ 26,110	$ 33,233	$ 11,651	$ 17,058	$ 18,656
Credits issued	(106,467)	(84,224)	(89,400)	(16,356)	(23,768)	(32,748)
Additions	105,745	87,960	82,277	13,978	18,361	31,150
Balance at the end of the period	$ 29,124	$ 29,846	$ 26,110	$ 9,273	$ 11,651	$ 17,058

Disaggregation of revenue

We disaggregate our revenue into three geographic regions: the Americas, EMEA, and APAC, where we conduct our business. The following table presents revenue disaggregated by geographic region.

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Americas	$ 339,740	$ 266,075	$ 301,418
EMEA	167,400	220,821	164,750
APAC	22,157	23,990	25,008
Total	$ 529,297	$ 510,886	$ 491,176

Related party transaction

In December 2025, we entered into an amendment to the Partnership, License and Supply Agreement with our strategic partner, in which our CEO is a member of the board of directors. This amendment is in the ordinary course of our business as we provide non-recurring engineering services ("NRE") to commercially develop and productize Arlo cameras with our strategic partner's IP license. For the year ended December 31, 2025, we have recognized $4.1 million in NRE as subscriptions and services revenue on the consolidated statements of operations and comprehensive income (loss).

Note 4.   Balance Sheet Components

Short-term investments

	As of December 31, 2025				As of December 31, 2024			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
	(In thousands)				(In thousands)			
U.S. Treasuries	$ 19,980	$ 5	$ —	$ 19,985	$ 69,385	$ 34	$ —	$ 69,419

Property and equipment, net

	As of December 31,	
	2025	2024
	(In thousands)	
Machinery and equipment	$ 16,093	$ 14,399
Capitalized software development costs	22,002	10,612
Software and license	5,877	6,306
Furniture and fixtures	941	1,839
Leasehold improvements	1,393	3,302
Computer equipment	881	894
Total property and equipment, gross	47,187	37,352
Less: accumulated depreciation and amortization	(34,029)	(32,587)
Total property and equipment, net	$ 13,158	$ 4,765

Depreciation and amortization expense pertaining to property and equipment are as follows:

	Years Ended December 31,		
	2025	2024	2023
	(In thousands)		
Depreciation:			
Operating expenses	$ 1,754	$ 2,456	$ 4,056
Amortization:			
Subscriptions and services cost	1,841	744	605
Operating expenses	336	—	—
Total depreciation and amortization	$ 3,931	$ 3,200	$ 4,661

Goodwill

We have determined that no event occurred or circumstances changed during the year ended December 31, 2025 that would more likely than not reduce the fair value of goodwill below the carrying amount. There was no accumulated goodwill impairment recognized as of December 31, 2025.

Accrued liabilities

	As of December 31,		
	2025		2024
	(In thousands)		
Sales incentives and marketing expenditures	$	31,976	$	31,947
Sales returns		9,273		11,651
Employee compensation		23,221		12,921
Cloud and other costs		6,052		9,497
Other		21,850		19,714
Total	$	92,372	$	85,730

Note 5.   Fair Value Measurements

The following table summarizes assets measured at fair value on a recurring basis:

	As of December 31		
	2025		2024
	(In thousands)		
Cash equivalents: money-market funds (<90 days)	$	71,987	$	4,095
Cash equivalents: U.S. Treasuries (<90 days)		20,506		22,504
Available-for-sale securities: U.S. Treasuries [1]		19,985		69,419
Total	$	112,478	$	96,018

---

[1]   Included in short-term investments on the consolidated balance sheets.

Our short-term investments in cash equivalents and marketable securities are classified within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. As of December 31, 2025 and 2024, assets and liabilities measured as Level 2 fair value were not material.

Our long-term investment in a privately held company is classified within Level 3 of the fair value hierarchy. As of December 31, 2025, the carrying value of our strategic equity investment was $12.5 million. There was no observable price change or impairment during the year ended December 31, 2025.

ARLO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 6.   Revolving Credit Facility

On November 14, 2024, we entered into a credit agreement (the "Credit Agreement") with HSBC Bank USA, National Association, as administrative agent, issuing bank, and lender. The Credit Agreement provides for a three-year revolving credit facility (the "Credit Facility") of up to $45.0 million that matures on November 14, 2027, which also includes a $10.0 million sublimit for the issuance thereunder of letters of credit. As of December 31, 2025, we had unused borrowing capacity of $45.0 million based on the terms and conditions of the Credit Agreement. In addition, the Credit Agreement includes an uncommitted accordion feature that allows us to, from time to time, request an increase to the aggregate revolving loan commitments by up to an additional $30.0 million in the aggregate, subject to the satisfaction of certain conditions. The proceeds of the borrowings under the Credit Facility may be used for working capital and general corporate purposes.

The obligations under the Credit Agreement are secured by substantially all of our assets, including substantially all of the assets of a material subsidiary, Arlo Technologies International Limited, a limited corporation organized under the laws of Ireland. Borrowings under the Credit Agreement will bear interest at a floating rate equal to: (i) the term secured overnight financing rate plus the applicable rate of 2.25% to 2.75%, or (ii) the base rate plus the applicable rate of 1.25% to 1.75% both determined based on a total net leverage ratio. Among other fees, we are required to pay a quarterly unused fee of 0.20% per annum on the amount by which the lenders' aggregate commitment under the Credit Facility exceeds the daily revolver usage during such quarter. The Credit Agreement contains events of default, representations and warranties, and affirmative and negative covenants customary for credit facilities of this type. The Credit Agreement also contains financial covenants that require us to (i) maintain a fixed charge coverage ratio of at least 1.50 to 1.00 and (ii) maintain a total net leverage ratio, not to exceed 3.00 to 1.00; both covenants being tested quarterly on a trailing four consecutive fiscal quarter basis.

As of December 31, 2025, we were in compliance with all the covenants under the Credit Agreement. No amount had been drawn under the Credit Facility as of December 31, 2025.

Note 7.   Commitments and Contingencies

Operating leases

Our operating lease obligations mostly include offices, equipment, and distribution centers, with various expiration dates through June 2033. Certain lease agreements include options to renew or terminate the lease, which are generally not reasonably certain to be exercised and therefore are not factored into our determination of lease payments. The terms of certain leases provide for rental payments on a graduated scale. Gross lease expense was $4.9 million, $5.3 million, and $5.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Supplemental cash flow information related to operating leases is as follows:

	Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 5,399	$ 5,824	$ 6,756
Right-of-use assets obtained in exchange for lease liabilities			
Operating leases	$ 107	$ 7,155	$ 1,873

Weighted average remaining lease term and weighted average discount rate related to operating leases are as follows:

	As of December 31,	
	2025	**2024**
Weighted average remaining lease term	5.5 years	5.4 years
Weighted average discount rate	7.68 %	6.66 %

The future minimum undiscounted lease payments under operating leases for each of the next five years and thereafter are as follows:

	As of December 31, 2025
	(In thousands)
2026	$ 2,493
2027	2,384
2028	1,313
2029	1,021
2030	994
Thereafter	2,622
Total future lease payments	$ 10,827
Less: imputed interest	(2,175)
Present value of future minimum lease payments	$ 8,652
Accrued liabilities	$ 1,909
Non-current operating lease liabilities	6,743
Total lease liabilities	$ 8,652

During the third quarter of 2025, we terminated our office lease located in San Jose, California. We recorded the derecognition of ROU assets and lease liabilities and recognized a gain of $4.1 million, net of $1.6 million write-off loss from sublease and $1.0 million lease termination fees, upon the termination. Contemporaneously with this termination, our sublease arrangement was also terminated and our letter of credit of $3.1 million in connection with this lease was released subsequent to December 31, 2025.

Purchase obligations

We have entered into various inventory-related purchase agreements with suppliers. Generally, under these agreements, 50% of orders are cancelable by giving notice 46 to 60 days prior to the expected shipment date and 25% of orders are cancelable by giving notice 31 to 45 days prior to the expected shipment date. Orders are non-cancelable within 30 days prior to the expected shipment date. As of December 31, 2025, we had $33.6 million in non-cancelable purchase commitments with suppliers, which is expected to be paid over the next twelve months.

As of December 31, 2025, an additional $33.2 million of purchase orders beyond contractual termination periods have been issued to supply chain partners in anticipation of demand requirements. Consequently, we may incur expenses for the materials and components, such as chipsets already purchased by the supplier to fulfill our orders if the purchase order is cancelled. Expenses incurred have historically not been material relative to the original order value.

Litigation and other legal matters

We are, and from time to time, we may become involved in disputes, litigation, and other legal actions in the ordinary course of business. At each reporting period, we evaluate whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. Significant judgment is required to determine both the probability and the estimated amount of loss. In such cases, we accrue for the amount or, if a range, we accrue the low end of the range, only if there is not a better estimate than any other amount within the range, as litigation reserves in other operating expense on the consolidated statements of comprehensive income (loss). We monitor developments in these legal matters that could affect the estimate we had previously accrued. We currently believe that there are no existing claims or proceedings that are likely to have a material adverse effect on our financial position within the next 12 months. There are many uncertainties associated with any litigation, and these actions or other third-party claims against us may cause us to incur costly litigation and/or substantial settlement charges. In addition, the resolution of any intellectual property litigation may require us to make royalty payments, which could have an adverse effect in future periods. If any of those events were to occur, our business, financial condition, results of operations, and cash flows could be adversely affected. The actual liability in any such matters may be materially different from our estimates, which could result in the need to adjust the liability and record additional expenses.

Indemnifications

In the ordinary course of business, we may provide indemnification of varying scope and terms to customers, distributors, resellers, vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising from breach of such agreements or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with members of our Board of Directors and certain of our executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments we could be required to make under these indemnification agreements is, in many cases, unlimited. As of December 31, 2025 and 2024, we have not incurred any material costs as a result of such indemnification obligations and we are not currently aware of any indemnification claims.

Note 8.   Employee Benefit Plans

We grant options and RSUs under the 2018 Equity Incentive Plan (the "2018 Plan"), under which awards may be granted to all employees. We also grant performance-based and market-based PSUs to our executive officers and other senior employees periodically. Award vesting periods for the 2018 Plan are generally three to five years. As of December 31, 2025, 4.4 million shares were available for future grants. Options may be granted for periods of up to 10 years or such shorter term as may be provided in the agreement and at prices no less than 100% of the fair market value of Arlo's common stock on the date of grant. Options granted under the 2018 Plan generally vest over four years, the first tranche at the end of 12 months and the remaining shares underlying the option vesting monthly over the remaining three years.

On January 23, 2026, we registered an aggregate of up to 4,200,189 shares of common stock under the 2018 Plan on a Registration Statement on Form S-8 pursuant to an "evergreen" provision contained in the 2018 Plan.

The following table sets forth the available shares for grants as of December 31, 2025:

	Number of Shares
	(In thousands)
Shares available for grants as of December 31, 2024	3,356
Additional authorized shares	5,550
Granted	(5,194)
Forfeited / expired / cancelled	697
Shares available for grants as of December 31, 2025	4,409

Employee stock purchase plan

We sponsor the ESPP for eligible employees, under which, employees purchased 262 thousand, 365 thousand, and 621 thousand shares during the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, 3.1 million shares were available for issuance under the ESPP.

The following table sets forth the weighted average assumptions used to estimate the fair value of purchase rights granted under the ESPP.

	As of December 31,		
	2025	**2024**	**2023**
Expected life (in years)	0.5	0.5	0.5
Risk-free interest rate	3.87 %	4.56 %	4.97 %
Expected volatility	52.3 %	54.7 %	64.0 %

Option activity

During the years ended December 31, 2025, 2024, and 2023, there were no options granted and the intrinsic value of options exercised was $0.5 million, $2.1 million, and $1.8 million, respectively. Stock option activity during the year ended of December 31, 2025 was as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Term	Aggregate Intrinsic Value
	(In thousands)	(In dollars)	(In years)	(In millions)
Outstanding as of December 31, 2024	549	$ 13.24		
Granted	—	—		
Exercised	(94)	8.55		
Expired / cancelled	(180)	14.39		
Outstanding as of December 31, 2025	275	$ 14.10	2.50	$ 0.3
Vested and exercisable as of December 31, 2025	275	$ 14.10	2.50	$ 0.3

RSU activity

RSU activity, exclusive of PSU activity, during the year ended of December 31, 2025 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Term	Aggregate Intrinsic Value
	(In thousands)	(In dollars)	(In years)	(In millions)
Outstanding as of December 31, 2024	7,112	$ 7.76		
Granted	3,329	13.32		
Vested	(3,446)	8.82		
Forfeited / cancelled	(514)	8.67		
Outstanding as of December 31, 2025	6,481	$ 9.99	1.32	$ 90.7

	Year Ended December 31,		
	2025	2024	2023
	(In millions, except per share data)		
Total intrinsic value of RSUs vested (the release date fair value)	$ 47.1	$ 51.4	$ 38.9
Total fair value of RSUs vested (the grant date fair value)	$ 30.4	$ 33.6	$ 34.4
RSU granted weighted-average fair value per share	$ 13.32	$ 10.99	$ 5.28

PSU activity

Our executive officers and other senior employees have been granted PSUs with some vesting occurring when performance conditions are met and some vesting occurring at the end of a three or five-year period when market conditions are met. The number of units earned and eligible to vest are determined based on the achievement of various performance conditions or market conditions, including annual recurring revenue, cumulative paid accounts, subscriptions and services gross margin, stock price, cash balances at reporting period, and the recipients' continued services. At the end of each reporting period, we evaluate the probability of achieving the performance or market conditions and record the related stock-based compensation expense based on the estimated achievement over the service period.

PSU activity during the year ended of December 31, 2025 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Term	Aggregate Intrinsic Value
	(In thousands)	(In dollars)	(In years)	(In millions)
Outstanding as of December 31, 2024	4,777	$ 9.24		
Granted	1,865	11.22		
Vested	(3,669)	9.18		
Forfeited / cancelled	(3)	8.28		
Outstanding as of December 31, 2025	2,970	$ 10.56	0.83	$ 41.6

		Year Ended December 31,				
		2025		**2024**		**2023**
		(In millions, except per share data)				
Total intrinsic value of PSUs vested (the release date fair value)	$	48.9	$	55.0	$	17.7
Total fair value of PSUs vested (the grant date fair value)	$	33.7	$	29.9	$	12.4
PSU granted weighted-average fair value per share	$	11.22	$	10.11	$	4.56

Stock-based compensation expense

The following table sets forth the stock-based compensation expense by line item on the consolidated statements of operations and comprehensive income (loss):

		Year Ended December 31,				
		2025		**2024**		**2023**
		(In thousands)				
Cost of revenue	$	3,820	$	4,025	$	3,533
Research and development		18,400		16,149		12,700
Sales and marketing		9,801		8,447		5,899
General and administrative		30,312		40,036		25,816
Stock-based compensation, net of amounts capitalized	$	62,333	$	68,657	$	47,948
Capitalized stock-based compensation	$	1,637	$	—	$	—
Total stock-based compensation	$	63,970	$	68,657	$	47,948

As of December 31, 2025, all outstanding options were fully vested, therefore, there was no unrecognized compensation cost related to stock options. As of December 31, 2025, $59.6 million of unrecognized compensation cost related to unvested RSUs and PSUs is expected to be recognized over a weighted-average period of 2.7 years.

During the years ended December 31, 2025, 2024, and 2023, we settled executive and employee bonuses by granting and issuing RSUs (non-cash financing activities) that vested immediately amounting to $9.9 million, $12.6 million, and $13.5 million, respectively.

401(k) plan

We have a 401(k) Plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. We match 50% of contributions for employees up to a maximum of $4,000 in employee contributions per fiscal year. During the years ended December 31, 2025, 2024 and 2023, we recognized expense of approximately $1.8 million, $1.6 million and $1.1 million, respectively.

Note 9.   Income Taxes

Income (loss) before provision for income taxes consisted of the following:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
United States ("U.S.")	$ 7,611	$ (35,254)	$ (26,266)
International	8,056	5,842	5,405
Total	$ 15,667	$ (29,412)	$ (20,861)

Provision for income taxes consisted of the following:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Current:			
U.S. federal	$ (46)	$ 89	$ 88
State	342	297	273
Foreign	604	794	697
	900	1,180	1,058
Deferred:			
U.S. federal	—	—	—
State	—	—	—
Foreign	(159)	(88)	117
	(159)	(88)	117
Total	$ 741	$ 1,092	$ 1,175

Income taxes paid (net of refunds) are as following:

	Year Ended December 31, 2025
	(In thousands)
U.S. federal	$ 73
U.S. state and local	
Florida	75
Texas	59
Other U.S. States [1]	300
Foreign	
Ireland	350
Australia	289
Other Foreign Jurisdictions [1]	73
Total	$ 1,219

_____

[1]   No other individual U.S. states or foreign jurisdiction accounted for 5% or greater of the total income taxes paid for the periods presented.

ARLO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Beginning in 2025 annual reporting, we adopted ASU 2023-09 prospectively. See Note 2 — Summary of Significant Accounting Policies – Recently Adopted Accounting Pronouncements for additional details on the adoption of ASU 2023-09. A reconciliation of the U.S. federal statutory income tax rate to our effective tax rate pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows:

	Year Ended December 31, 2025	
	(In thousands, except percentage)	
U.S. federal statutory tax rate	$ 3,290	21.0 %
State and local income taxes, net of federal income tax effect [1]	270	1.7 %
Foreign tax effects		
Ireland		
Statutory tax rate difference between Ireland and U.S.	(523)	(3.3)%
Research and development tax credits	(432)	(2.8)%
Other	(120)	(0.8)%
Other foreign jurisdictions	(171)	(1.1)%
Effect of cross-border tax laws		
Subpart F inclusion	202	1.3 %
Tax credits		
Research and development tax credits	(2,671)	(17.1)%
Change in valuation allowance	(2,575)	(16.4)%
Non-taxable or non-deductible items		
Stock based compensation	3,362	21.5 %
Other	131	0.8 %
Changes in unrecognized tax benefits	(22)	(0.1)%
Effective income tax rate	$ 741	4.7 %

_____

[1] State income taxes attributable to Florida and Texas represent a majority of our state income tax expense, collectively accounting for more than 50% of the state income tax impact.

The statutory rate used in the effective tax rate reconciliation is the U.S. federal corporate income tax rate of 21%, as we are domiciled in the United States. In 2025, the effective tax rate differed from the statutory rate primarily due to lower effective tax rate on foreign earnings, valuation allowance on our net U.S. deferred tax assets and certain foreign tax attributes and research and development tax credit generated during the year.

A reconciliation of the U.S. federal statutory income tax rates to our effective tax rate for the years ended December 31, 2024 and 2023 is as follows:

	Year Ended December 31,	
	2024	2023
	(In percentage)	
Tax benefit at U.S. federal income tax rate	21.0 %	21.0 %
State tax benefit, net of federal benefit	(0.8)%	(1.0)%
Impact of international operations	3.4 %	3.1 %
Foreign-derived intangible income deduction	1.0 %	1.8 %
Stock-based compensation	(12.8)%	(22.5)%
U.S. federal tax credits	8.8 %	13.8 %
Change in valuation allowance	(28.0)%	(21.7)%
Non-deductible transaction costs	(0.5)%	(0.6)%
Others	4.2 %	0.5 %
Effective income tax rate	(3.7)%	(5.6)%

The significant components of net deferred tax assets consisted of the following:

	As of December 31,	
	2025	2024
	(In thousands)	
Deferred Tax Assets:		
Capitalized research and development expenses	$ 46,757	$ 57,475
Tax credit carryforwards	25,291	20,090
Net operating loss carryforwards	22,008	15,678
Accruals and allowances	11,204	10,730
Stock-based compensation	5,774	4,174
Operating lease liabilities	2,079	5,543
Depreciation and amortization	1,423	4,212
Deferred revenue	134	80
Total deferred tax assets	114,670	117,982
Deferred Tax Liabilities:		
Operating lease right-of-use assets	(2,203)	(3,758)
Total deferred tax liabilities	(2,203)	(3,758)
Valuation Allowance	(110,966)	(112,939)
Net deferred tax assets	$ 1,501	$ 1,285

Changes in valuation allowance for deferred tax assets were as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Balance at the beginning of the period	$ 112,939	$ 101,977	$ 93,869
Additions [1]	8,139	14,745	13,892
Deductions [2]	(10,112)	(3,783)	(5,784)
Balance at the end of the period	$ 110,966	$ 112,939	$ 101,977

[1] Additions are primarily attributable to increases in tax attribute carryforwards, including net operating losses and research and development tax credits.

[2] Deductions primarily relate to amortization of previously capitalized research and development costs.

Based on a review of all available evidence as of December 31, 2025, we concluded that it was more likely than not that a valuation allowance was required against our U.S. deferred tax assets and, as a result, we are maintaining the full valuation allowance. However, as we continue to generate income, we are approaching the point at which the accumulated rolling 36-month pre-tax income turns positive—a key piece of objectively verifiable evidence supporting the realizability of deferred tax assets. There is a reasonable possibility that within the next several quarters, sufficient positive evidence will become available to reach a conclusion that all or a significant portion of the valuation allowance against our U.S. net deferred tax assets would no longer be required.

As of December 31, 2025, net operating loss carryforwards consisted of the following:

	Amount	Beginning Year of Expiration
	(In thousands)	
U.S. federal [1]	$ 6,831	2031
U.S. federal [2][3]	77,017	Indefinite
California	38,178	2039
Other states	41,344	2026

[1] All net operating losses are subject to annual usage limitations under Internal Revenue Code ("IRC") Section 382.

[2] All net operating losses may be subject to annual limitation under IRC Section 382 in the event of an ownership change.

[3] All net operating losses are subject to an annual utilization limitation of 80% of taxable income in a year when the losses are utilized.

As of December 31, 2025, tax credit carryforwards consisted of the following:

	Amount	Beginning Year of Expiration
	(In thousands)	
U.S. federal	$ 14,707	2039
California	13,779	Indefinite
Foreign	3,943	2045

As of December 31, 2025, we expect to indefinitely reinvest the earnings of certain foreign subsidiaries. Accordingly, withholding taxes and state income taxes that would otherwise be incurred upon the repatriation of such earnings have not been considered in our liquidity or cash flow expectations.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits was as follows:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Balance at the beginning of the period	$	4,483	$	3,554	$	2,763
Additions based on tax positions related to the current year		591		928		679
Additions (reduction) for tax positions taken during a prior year		(231)		35		133
Reductions as a result of a lapse of the applicable statute of limitations		(26)		(34)		(21)
Balance at the end of the period	$	4,817	$	4,483	$	3,554

The total amount of unrecognized tax benefits, including immaterial interest and penalties, was $4.8 million and $4.5 million as of December 31, 2025 and 2024, respectively. We recognize interest and penalties accrued related to unrecognized tax benefits as part of the provision for income taxes. We are subject to income tax examinations in the U.S. federal jurisdiction and various state and foreign jurisdictions. Tax years of 2021 through 2025 remain open to the examination. It is not reasonably possible that the amount of unrecognized tax benefits will change materially within the next twelve months.

Note 10.   Earnings (Loss) Per Share

	Year Ended December 31,					
	2025		**2024**		**2023**	
	(In thousands, except for per share data)					
Numerator:						
Net income (loss)	$	14,926	$	(30,504)	$	(22,036)
Denominator:						
Weighted-average common shares outstanding - basic		104,203		98,630		92,754
Effect of dilutive stock-based awards		5,953		—		—
Weighted-average common shares outstanding - diluted		110,156		98,630		92,754
Earnings (loss) per share - basic	$	0.14	$	(0.31)	$	(0.24)
Earnings (loss) per share - diluted	$	0.14	$	(0.31)	$	(0.24)
Anti-dilutive employee stock-based awards, excluded		378		814		1,776

Note 11. Segment and Geographic Information

Segment information

We operate as one operating and reportable segment. Our Chief Executive Officer ("CEO") is identified as the Chief Operating Decision Maker ("CODM"), who reviews financial information presented on a consolidated basis and considers budget-to-actual variances quarterly for allocation of operating and capital resources and evaluation of financial performance. The CODM does not review segment assets at a different asset level and category. The consolidated net income (loss) is the measure of segment net income (loss) that is most consistent with U.S. GAAP.

The CODM is regularly provided with not only the consolidated expenses on the consolidated statements of operations and comprehensive income (loss), but also the significant segment expenses and other segment items as below:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Revenue	$ 529,297	$ 510,886	$ 491,176
Less:			
Cost of revenue	296,456	323,382	323,613
Operating expenses:			
Personnel-related expense	74,605	66,811	65,249
Stock-based compensation	58,513	64,632	44,415
Outside professional services	49,075	54,229	48,336
Marketing expenditure	19,381	18,925	17,910
Credit card and in-app processing fee	17,534	8,777	7,335
Other segment items [1]	(4,403)	596	750
Depreciation and amortization	2,090	2,456	4,056
Interest expense	378	490	373
Provision for income taxes	741	1,092	1,175
Segment net income (loss)	$ 14,927	$ (30,504)	$ (22,036)
Reconciliation of profit or loss:			
Adjustments and reconciling items	—	—	—
Consolidated net income (loss)	$ 14,927	$ (30,504)	$ (22,036)

---

[1] Other segment items include corporate IT and facility overhead, freight out expense, workforce reduction costs, separation expense, litigation reserves, gain on early lease termination, interest income, foreign currency exchange gain (loss), net and others.

ARLO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Geographic information for revenue

Revenue consists of subscriptions and services revenue and product sales, less allowances for estimated sales returns, price protection, end-user customer rebates, net changes in deferred revenue, and other channel sales incentives deemed to be a reduction of revenue per the authoritative guidance. Sales and usage-based taxes are excluded from revenue. For reporting purposes, revenue by geographic area is generally based upon the bill-to location of the customer. The following table presents revenue by geographic area.

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
United States	$ 328,780	$ 256,737	$ 299,360
Spain	108,126	137,671	113,826
Sweden	46,766	49,648	29,502
Other countries	45,625	66,830	48,488
Total	$ 529,297	$ 510,886	$ 491,176

Geographic information for long-lived assets

Long-lived assets include property and equipment, net and operating lease right-of-use assets, net. Our long-lived assets are based on the physical location of the assets. The following table presents long-lived assets by geographic area.

	As of December 31,	
	2025	2024
	(In thousands)	
United States	$ 20,242	$ 18,201
Other countries	2,111	2,262
Total	$ 22,353	$ 20,463

Note 12. Stock Repurchase Program

In September 2024, our Board of Directors approved a stock repurchase program of up to an aggregate of $50.0 million shares of our common stock, which has been fully implemented and completed as of December 31, 2025. During the fiscal year 2025, we repurchased and subsequently retired 3.3 million shares of Arlo common stock for an aggregate repurchase amount of $45.5 million. Repurchases under this program were made through open market purchases in a manner deemed in the best interests of our company and stockholders, considering the economic cost and prevailing market conditions, including the relative trading prices and volumes of our common stock.

Note 13. Subsequent Events

In February 2026, a privately held company, in which we have strategic equity investment, announced the sale of itself to a public company. The sale will become effective upon execution of the public company's acquisition agreement. We expect to realize a gain from our equity investment following the closing of the acquisition based on the final transaction terms.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our CEO and CFO have concluded that, as of December 31, 2025, our disclosure controls and procedures were, in design and operation, effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025. Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report with respect to our internal control over financial reporting, which is included in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the fourth quarter of 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Disclosure Controls and Procedures

It should be noted that any system of controls, however well designed and operated, can provide only reasonable assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within an organization have been detected.

Item 9B.   Other Information

Trading Arrangements

During the quarter ended December 31, 2025, our directors and officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated the contracts, instructions or written plans for the purchase or sale of Arlo's securities set forth in the table below:

| Name and Position | Action | Action Date | Type of Trading Arrangement | | Total Shares of Common Stock to be Sold | Expiration Date |
			Rule 10b5-1 [1]	Non-Rule 10b5-1 [2]		
Kurtis Binder, *Chief Financial Officer and Chief Operating Officer*	Adoption	November 28, 2025 [3]	X		140,000 [4]	July 3, 2026

---

[1]   Contract, instruction or written plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act.

[2]   "Non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K under the Exchange Act.

[3]   Adopted for personal tax planning purposes.

[4]   This plan covers shares underlying certain of Mr. Binder's equity awards. With respect to one such equity award, this plan is designed to sell the lesser of (i) a certain specified number of shares and (ii) a specified percentage of the net shares underlying such equity award delivered after tax withholding (and the actual number of shares to be sold will depend on state and federal tax rates applicable on the relevant vesting date). With respect to all of the equity awards in this plan, Mr. Binder has designated certain target prices for the sale of shares, and if our stock is not trading at or above such target prices, the shares cannot be sold.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item and not set forth below is incorporated by reference to our definitive proxy statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025 (the "Proxy Statement"), under the captions "Election of Directors" and "Directors, Executive Officers and Corporate Governance."

We have adopted a code of business ethics ("Code of Ethics") that applies to all of our directors, officers and employees, including the principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics is available upon written request to the General Counsel and is located on the "Investor Relations" section of our website at http://www.arlo.com. If we amend or grant any waiver from a provision of the Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions, we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding such amendment or waiver by posting such information on our website at http://www.arlo.com within four business days following the date of such amendment or waiver.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our Proxy Statement under the captions "Compensation and Human Capital Committee" and "Director and Executive Compensation", except as to information disclosed therein pursuant to Item 402(v) of Regulation S-K relating to pay versus performance.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our Proxy Statement under the captions "Certain Relationships and Related Transactions" and "Directors, Executive Officers and Corporate Governance."

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to our Proxy Statement under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm."

Item 15.   Exhibit and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements.

The following consolidated financial statements of Arlo Technologies, Inc. are filed as part of this Annual Report on Form 10-K in Item 8, *Financial Statements and Supplementary Data*.

	Page
Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP; Costa Mesa, California; PCAOB ID: 34)	75
Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP; San Jose, California; PCAOB ID: 238)	77
Consolidated Balance Sheets as of December 31, 2025 and 2024	78
Consolidated Statements of Operations and Comprehensive Income (Loss) for the three years ended December 31, 2025, 2024 and 2023	79
Consolidated Statements of Stockholders' Equity for the three years ended December 31, 2025, 2024 and 2023	80
Consolidated Statements of Cash Flows for the three years ended December 31, 2025, 2024 and 2023	81
Notes to Consolidated Financial Statements	82

(2) Financial Statement Schedules.

All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable or because the information required is already included in the consolidated financial statements or the notes to those consolidated financial statements.

(3) Exhibits.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
3.1	Amended and Restated Certificate of Incorporation of Arlo Technologies, Inc.	8-K	8/7/2018	3.1	
3.2	Amended and Restated Bylaws of Arlo Technologies, Inc.	8-K	8/7/2018	3.2	
4.1	Common Stock Certificate of Arlo Technologies, Inc.	S-1/A	7/23/2018	4.1	
4.2	Description of Common Stock of Arlo Technologies, Inc.	10-K	2/26/2021	4.2	
10.1	Registration Rights Agreement, by and between NETGEAR, Inc. and Arlo Technologies, Inc. dated as of August 2, 2018	8-K	8/7/2018	10.6	
10.2 *	Confirmatory Employment Letter with Matthew McRae	8-K	8/7/2018	10.7	
10.3 *	Confirmatory Employment Letter with Brian Busse	8-K	8/7/2018	10.10	
10.4 *	Change in Control and Severance Agreement	8-K	8/7/2018	10.11	
10.5 *	2018 Employee Stock Purchase Plan	10-K	2/22/2019	10.14	
10.6 *	Indemnification Agreement for directors and executive officers	S-1/A	7/23/2018	10.16	
10.7	Cooperation Agreement, dated April 30, 2019, by and among Arlo Technologies, Inc. and the VIEX Parties listed therein	8-K	5/1/2019	10.1	
10.8 †	Asset Purchase Agreement, by and between Arlo Technologies, Inc. and Verisure S.à.r.l. dated as of November 4, 2019	10-K	2/28/2020	10.23	
10.9 †	Supply Agreement, by and between Arlo Technologies, Inc. and Verisure S.à.r.l. dated as of November 4, 2019, as amended on June 23, 2020, November 1, 2021, and December 1, 2021	10-K	3/2/2022	10.23	
10.10 *	Form of Change in Control and Severance Agreement for non-CEO Executive Officers	10-Q	8/6/2020	10.3	
10.11 *	Performance Stock Unit Award under 2018 Equity Incentive Plan to Matthew McRae, dated September 9, 2021	10-Q	11/10/2021	10.2	
10.12	Credit Agreement, by and among Arlo Technologies, Inc., the lenders that are from time to time parties thereto and HSBC Bank USA, National Association, as Administrative Agent, Issuing Bank and Swingline Lender, dated as of November 14, 2024	8-K	11/18/2024	10.1	
10.13 *	Form of Service and Cash Balance Performance-Based Restricted Stock Unit Agreement for Executive Officers	10-Q	5/11/2022	10.1	
10.14 *	Form of Service and Stock Market Performance-Based Restricted Stock Unit Agreement for Executive Officers	10-Q	5/11/2022	10.2	
10.15 *	Performance Stock Unit Award under 2018 Equity Incentive Plan	10-Q	5/11/2022	10.3	
10.16 *	Form of Notice of Stock Option Grant (Change in Control)	10-Q	11/9/2022	10.1	
10.17 *	Form of Notice of Stock Option Grant (Global)	10-Q	11/9/2022	10.2	
10.18 *	Form of Notice of Grant of Restricted Stock Units (Standard)	10-Q	11/9/2022	10.3	
10.19 *	Form of Notice of Grant of NEO Service and Performance-Based Stock Option (IPO Grant)	10-Q	11/9/2022	10.4	
10.20 *	Form of Notice of Grant of Restricted Stock Units (Non-Employee Director)	10-Q	11/9/2022	10.5	
10.21 *	Form of Notice of Grant of Service and Performance-Based Restricted Stock Units (Cash Balance)	10-Q	11/9/2022	10.6	
10.22 *	Form of Notice of Grant of Service and Performance-Based Restricted Stock Units (TSR)	10-Q	11/9/2022	10.7	
10.23 *	Employment Offer Letter with Kurt Binder, dated August 23, 2022	8-K	8/26/2022	10.1	
10.24 *	Arlo Technologies, Inc. 2018 Equity Incentive Plan, as amended	10-Q	11/6/2025	10.1	
10.25 *	Form of Retention Agreement	10-Q	11/9/2022	10.10	
10.26 *	Form of Notice of Grant of Performance-Based Restricted Stock Units (Retention Agreement)	10-Q	11/9/2022	10.11	
10.27 *	Form of Notice of Grant of Restricted Stock Units (Inducement Award)	10-Q	11/9/2022	10.12	

10.28 *	Form of Notice of Grant of Performance-Based Restricted Stock Units (Inducement Award)	10-Q	11/9/2022	10.13	
10.29 *	Amended and Restated Non-Employee Director Compensation Policy	10-Q	8/8/2024	10.1	
10.30 *	Form of Amendment to Retention Agreement	8-K	11/7/2024	10.1	
19.1	Insider Trading Policy	10-K	2/27/2025	19.1	
21.1	List of subsidiaries and affiliates				X
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm				X
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm				X
24.1	Power of Attorney (included on the Signatures page)				X
31.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer				X
31.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer				X
32.1	Section 1350 Certification of Principal Executive Officer				X
32.2	Section 1350 Certification of Principal Financial Officer				X
97 †	Arlo Technologies, Inc. Clawback Policy	10-K	2/29/2024	97	
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				X
101.SCH	Inline XBRL Taxonomy Extension Schema Document				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X
104	104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X
*	Indicates management contract or compensatory plan or arrangement.				
†	Pursuant to Item 601(b)(10) of Regulation S-K, certain portions of this exhibit have been omitted by means of marking such portions with asterisks because the Registrant has determined that the information is both not material and is the type that the Registrant treats as private or confidential.				

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARLO TECHNOLOGIES, INC.
Registrant

/s/ MATTHEW MCRAE

Matthew McRae
Chief Executive Officer
(Principal Executive Officer)

/s/ KURTIS BINDER

Kurtis Binder
Chief Financial Officer and Chief Operating Officer
(Principal Financial and Accounting Officer)

Date: February 26, 2026

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Matthew McRae and Kurtis Binder, and each of them, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ MATTHEW MCRAE Matthew McRae	Chief Executive Officer *(Principal Executive Officer)*	February 26, 2026
/s/ KURTIS BINDER Kurtis Binder	Chief Financial Officer and Chief Operating Officer *(Principal Financial and Accounting Officer)*	February 26, 2026
/s/ PRASHANT AGGARWAL Prashant Aggarwal	Director	February 26, 2026
/s/ JOCELYN E. CARTER-MILLER Jocelyn E. Carter-Miller	Director	February 26, 2026
/s/ RALPH E. FAISON Ralph E. Faison	Director	February 26, 2026
/s/ CATRIONA FALLON Catriona Fallon	Director	February 26, 2026
/s/ AMY ROTHSTEIN Amy Rothstein	Director	February 26, 2026
/s/ GRADY K. SUMMERS Grady K. Summers	Director	February 26, 2026

Corporate Information

Executive Officer Team

Matthew McRae
Chief Executive Officer

Kurtis Binder
Chief Financial Officer &
Chief Operating Officer

Brian Busse
General Counsel &
Corporate Secretary

Board of Directors

Ralph E. Faison
Private Investor and
former President and CEO,
Pulse Electronics
Corporation

Matthew McRae
Chief Executive Officer,
Arlo Technologies, Inc.

Jocelyn E. Carter-Miller
President, TechEd
Ventures, Inc.

Grady K. Summers
Chief Executive Officer,
Netwrix Corporation

Catriona Fallon
Chief Financial Officer,
Whitehouse Post
Companies

Prashant (Sean) Aggarwal
Chief Executive Officer,
Soar Capital

Amy Rothstein
Former Chief Legal Officer
& Head of Corporate
Development, Nexxen
International Ltd.

Corporate Headquarters

Arlo Technologies, Inc.
5770 Fleet Street
Carlsbad, CA 92008
www.arlo.com

Annual Meeting

June 18, 2026|9:30 a.m. PDT
www.virtualshareholdermeeting.com/ARLO2026

Transfer Agent

Computershare
150 Royall St., Suite 101
Canton, MA 02021
www.computershare.com

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
695 Town Center Drive
Suite 1000
Costa Mesa, CA 92626
www.deloitte.com